CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2008 NOV -5 A 8:45
[illegible]

82-4507

3 November 2008

08005730

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 2 October 2008 till 31 October 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
NOV 07 2008
THOMSON REUTERS

Ng Chooi Peng
Senior Secretariat Manager

Encs

11/5

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CapitaLand

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List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Clarification of Business Times Article and Credit Suisse Report"	2 Oct 2008	SGX-ST *Listing Manual*
News release by CapitaLand Limited – "Ascott sweeps top awards from continent to continent"	3 Oct 2008	For Public Relations Purposes
News Release by CapitaLand Limited - "Public sales of residential apartments in Raffles City Bahrain to be launched at Cityscape Dubai 2008"	5 Oct 2008	For Public Relations Purposes
News release by CapitaLand Limited - "Capitala, CapitaLand's associated company, receives overwhelming buyer interest for Rihan Heights residential apartments in Arzanah, Abu Dhabi"	6 Oct 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Clarification on media reports"	7 Oct 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "Developer of Raffles City Bahrain presents at Region's biggest property exhibition – Cityscape Dubai 2008"	7 Oct 2008	For Public Relations Purposes
News release by CapitaLand Limited - "Ascott expands presence in Gulf region with its flagship premier property in Bahrain".	8 Oct 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Completion of sale of shares in Citadines Garden City (BVI) Limited"	9 Oct 2008	SGX-ST Listing Manual
Annnouncement by CapitaLand Limited – "Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 13 - 17 October 2008 at Macquarie's International Real Estate Conference in London and New York"	13 Oct 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, SCI CITMO 1"	13 Oct 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "Ascott acquires historic building in Paris"	13 Oct 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect associated company, CapitaRetail Prestige Mall Management Private Limited"	14 Oct 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Ascott sweeps top awards as serviced residence operator"	15 Oct 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of third quarter 2008 financial results"	15 Oct 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "CapitaLand receives overwhelming buyer interest for residential apartments in Bahrain and Abu Dhabi"	16 Oct 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "En-Bloc Purchase of Gillman Heights Condominium - Withdrawal of cross-appeal to the Court of Appeal"	17 Oct 2008	SGX-ST Listing Manual

CapitaLand

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Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News Release by CapitaLand Limited - "Raffles City Bahrain receives highly prestigious CNBC Arabian Property Awards"	20 Oct 2008	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited - "(1) 2008 third quarter unaudited financial statements and distribution announcement; (2) CMT achieves 7.3% higher third quarter 2008 distribution per unit; and (3) Notice of books closure and distribution payment date"	21 Oct 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Announcement by Quill Capita Trust - Third Quarter 2008 Financial Results and Press Releases"	21 Oct 2008	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited - "(1) Unaudited results for the period ended 30 September 2008; and (2) Ascott REIT's 3Q 2008 unitholders' distribution increases 32%"	22 Oct 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Increase in issued and paid-up share capital of Citadines Melbourne On Bourke Land Pty Ltd"	22 Oct 2008	SGX-ST Listing Manual
Announcement and news release by CapitaCommercial Trust Management Limited – "(1) 2008 third quarter unaudited financial statement and distribution announcement; and (2) CCT's strong DPU growth in 3Q 2008 up 44.9% year-on-year"	23 Oct 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited "Presentation Slides - Raffles City Singapore Year-To-Date September 2008 Results"	23 Oct 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Presentation Slides - Raffles City Singapore - Year To Date September 2008 Financial Results"	23 Oct 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Interest payment relating to Floating Rate Notes Series 002 issued under The Ascott Capital Pte Ltd's S$1 billion Multicurrency Medium Term Note Programme"	24 Oct 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in registered capital of indirect subsidiary, Beijing Rising Harmony Real Estate Development Co., Ltd."	24 Oct 2008	SGX-ST Listing Manual
Announcement and news release by CapitaRetail China Trust Management Limited - "(1) 2008 third quarter unaudited financial statement and distribution announcement; and (2) CRCT's third quarter 2008 distribution exceeds forecast by 10.5%"	29 Oct 2008	For Public Relations Purposes
News release by CapitaLand Limited - "Ascott awarded contract to manage another premier serviced residence in Beijing"	29 Oct 2008	For Public Relations Purposes
Joint news release by CapitaLand Limited and Rock Productions Pte Ltd "Groundbreaking of the Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north"	30 Oct 2008	For Public Relations Purposes

CapitaLand

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Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "2008 Third Quarter Financial Statements Announcement"	31 Oct 2008	SGX-ST Listing Manual
News release by CapitaLand Limited - "CapitaLand's year-to-date net profit crosses billion-dollar mark to reach S$1.18 billion"	31 Oct 2008	For Public Relations Purposes
Presentation slides by CapitaLand Limited - "CapitaLand Group 3Q 2008 Results"	31 Oct 2008	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Payment of management fees by way of issue of units in Ascott Residence Trust"	31 Oct 2008	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "Payment of management fees by way of issue of units in CapitaCommercial Trust"	31 Oct 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fees by way of issue of units in CapitaMall Trust	31 Oct 2008	For Public Relations Purposes

G:\Sec\ADR\2008\Oct 2008.doc

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	02-Oct-2008 18:22:20
Announcement No.	00139

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Clarification of Business Times Article and Credit Suisse Report
Description	CapitaLand refers to the article in today's Business Times 'Write-down could see property stocks slip further' which cited the report issued by Credit Suisse dated 29 September 2008. CapitaLand wishes to clarify that the various estimates for the property write-down in the article and the Credit Suisse report are speculative and premature. Furthermore, the Singapore residential assets represent only about 7% of the total Group's assets as at 30 June 2008. CapitaLand has a strong balance sheet with S$3.4 billion of cash as at 30 June 2008 and this does not even include recycled capital of S$2.9 billion from the divestment of properties such as 1 George Street and Somerset Orchard in Singapore, the Raffles City projects in China, Capital Tower Beijing and Citibank Menara in Kuala Lumpur, after 30 June 2008. With its strong balance sheet, unlike in 2001, CapitaLand will take advantage of the opportunities now to invest.
Attachments	Total size = **0** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chool Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Oct-2008 12:37:55
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - "Ascott sweeps top awards from continent to continent"
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.Ascott.Awards.031008.pdf Total size = **273K** (2048K size limit recommended)

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2008 NOV -5 A 8:26

RECEIVED

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THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N° 8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

For Immediate Release

News Release

ASCOTT SWEEPS TOP AWARDS FROM CONTINENT TO CONTINENT

Voted Best in Serviced Residence in Asia Pacific and the United Kingdom

Singapore, 3 October 2008 – CapitaLand's serviced residence unit, The Ascott Group (Ascott), has garnered three awards from Business Traveller Asia Pacific magazine and the Business Traveller UK magazine within the span of a week.

The awards are:

- 'Best Serviced Residence Company', voted by readers of Business Traveller UK
- 'Best Serviced Residence Brand in Asia Pacific' for 'Ascott The Residence' brand, voted by readers of Business Traveller Asia Pacific
- 'Best Serviced Residence in Asia Pacific' awarded to 'Ascott Bangkok Sathorn', also voted by readers of Business Traveller Asia Pacific

Business Traveller magazine is one of the world's leading travel publications with editions for markets including United Kingdom, Asia Pacific and China. The awards are presented based on annual readers' polls conducted and analysed by a third party market research company.

The awards ceremony has come to be regarded as one of the travel and tourism industry's most prestigious events, where the best in the industry are recognized, with award categories including hotels, airlines and airports.

Since the awards were launched, Ascott has won the top serviced residence award for the fifth consecutive year in Asia Pacific and for the second year running in United Kingdom. These latest awards bring the total honours received by Ascott this year to 19.

Mr Gerald Lee, Deputy CEO (Operations) said: "Receiving these three awards for Asia Pacific and United Kingdom just days apart from each other brings us great delight. The Business Traveller magazines represent a valuable resource for frequent travellers, so winning these awards is a testament to our international appeal. We wish to thank readers for making

us the preferred brand of serviced residences in Asia Pacific and the United Kingdom. Kudos also to our employees for extending the Ascott Heartware service values in their everyday encounters with our residents."

"Congratulations to Ascott for winning the best brand award in the service residence category year after year and for having impressed our readers with their standards of service that truly exceed expectations. These honours are well-deserved," said Ms Peggy Teo, Group Publisher of Business Traveller Asia Pacific magazine.

Ascott The Residence is one of The Ascott Group's three global brands which include Somerset Serviced Residence and Citadines Apart'hotel. Ascott currently has over 14,000 units across 79 properties in Asia Pacific and over 800 units in seven properties in the United Kingdom.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with more than 15,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as about 7,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator', Business Traveller UK Awards 2007 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2007 'Best Serviced Residence Brand' and 'Best Serviced Residence'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain

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knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 HP: (65) 9848 8929 Email: foo.siewshyan@the-ascott.com

---

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Raffles City
رافلز سيتي

RECEIVED
2008 NOV -5 A 8:25

CapitaLand

5 October 2008
For Immediate Release

PUBLIC SALES OF RESIDENTIAL APARTMENTS IN RAFFLES CITY BAHRAIN TO BE LAUNCHED AT CITYSCAPE DUBAI 2008

Dubai, UAE, 5 October 2008 **-** CapitaLand, the Asian real estate developer of Raffles City Bahrain, today announced that sales of residential apartments in the integrated waterfront development located in the prime Bahrain Bay area will be opened to the public at Cityscape Dubai on 6 October 2008.

Private sales of the residential apartments in Raffles City Bahrain had enjoyed a very strong response when conducted in June this year. About 80%, or 101 units, of the total 124 available units for sale were booked within three weeks of the private sales launch. The average sale price had touched an unprecedented level for the Kingdom at BD1,750 per square metre. This is testament to the prime location, distinctive building design and quality of Raffles City Bahrain, as well as an endorsement of the CapitaLand real estate delivery track record.

Raffles City Bahrain is CapitaLand's first integrated development project in the GCC region and its first Raffles City development outside Asia. In Asia, CapitaLand currently has one Raffles City in Singapore and four in major cities in China. CapitaLand chose to develop the internationally recognised Raffles City brand in Manama due to Bahrain's attractive investment climate, strong economic diversification and its burgeoning hospitality industry seen in the country. CapitaLand also manages the Shari'ah-compliant equity sukuk fund that owns Raffles City Bahrain.

Raffles City Bahrain enjoys a prime waterfront location within Bahrain Bay, the new premier residential, commercial and retail district undertaken by leading Bahrain-based international investment bank, Arcapita. Earlier, CapitaLand had partnered Arcapita in other real estate ventures like ARC-CapitaLand Residences Japan, a portfolio of rental apartments in key cities in Japan, and more recently, to jointly develop an IT park and office development in Navi Mumbai, India.

Said Mr Wong Heang Fine, CEO of CapitaLand GCC Holdings Pte Ltd, "CapitaLand recognises the vital alliances made to deliver a successful Raffles City project within Bahrain Bay. We would like to thank our lead partner - Arcapita - who have given us an iconic master-development. We also appreciate the Government of Bahrain and the Crown Prince of Bahrain in particular, who are the key architects in bringing this vision to reality by fostering an investment environment that is attractive to both local and foreign investment. CapitaLand has a proven track record of creating, developing and managing Raffles City integrated developments. We are very pleased to be developing a Raffles City in Bahrain and our successful entry into the GCC market has proven to be a just reward to our stringent selection criteria and extensive feasibility research."

"CapitaLand's entry into the GCC region is part of our strategy to balance our investments in the fast growing economies in Asia. This has paid off for us as the overall GCC real estate market remains healthy despite global uncertainties, and this is reflected in the success of our private sales of residential apartments in Raffles City Bahrain earlier this year," he added.

The Raffles City Bahrain integrated development will comprise three residential towers, landscaped sky villas, high-end retail outlets and food and beverage facilities, as well as five-star serviced residences. The architectural concept was conceived by the renowned international architect, Rafael Viñoly, and is inspired by the intrinsic geometry of the bay and the sea.

The three curving apartment towers, with varying heights of 34, 37 and 41 storeys, form the backdrop of the integrated development, which rises above the 92,000-square metre luxury retail mall. There are a total of twelve two-storey penthouses and over 600 luxury high-rise and terraced apartments. Below these, sit the 50 terraced sky villa residences.

Each sky villa includes a private swimming pool, landscaped terraces, courtyards and drive-up parking garage access. The project is due for phased completion from Q4 2010 and the residential components will be named in due course.

The public will be able to view the model for Raffles City Bahrain, for the first time at Cityscape Dubai, at stand 7A10 in Hall 7 with a stand-alone booth. Senior CapitaLand and Raffles City Bahrain representatives will be present to welcome VIPs and visitors alike.

--ENDS---

About Raffles City Bahrain (www.rafflescitybahrain.com.bh)
An integrated development comprising sculptured high rise apartments and penthouses, landscaped sky villas, high-end retail, exquisite dining and five star serviced residences, Raffles City Bahrain is the preferred address in the Kingdom of Bahrain. Due for phased completion from Q4 2010, Raffles City Bahrain offers the ultimate cosmopolitan destination for luxurious living, with iconic bay and city views and the best lifestyle indulgences Bahrain has to offer. Developer CapitaLand, one of Asia's largest real estate companies, has drawn on its global development expertise and the talents of world-renowned architect Rafael Viñoly, to add an iconic dimension to the Manama skyline.

Project Statistics

Apartments & Penthouses:	Over 600 units comprising 1-,2-,3-bedroom apartments and 4-bedroom penthouses
Villas:	50 units
Tenure of residential units:	Freehold
Serviced Residences:	About 200 units
Total Land Area:	43,000 square metres
Gross Floor Area:	288,000 square metres
Retail Outlets Space:	92,000 square metres
Investment Capital:	About US$800 million
Source of Investment:	Shari'ah-compliant equity sukuk fund, Raffles City Bahrain Fund
Project Completion Date:	Phased completion from Q4 2010

About 'Raffles City'-branded integrated developments
CapitaLand's 'Raffles City'-branded integrated developments are designed to be urban icons within business or cultural districts in global gateway cities. The "Raffles" name is synonymous with Singapore and the descriptor 'City' connotes the central location and integrated nature of these developments. Each of the Raffles City integrated developments varies in composition, but they are consistent in offering quality in both design and facilities. Designed by internationally acclaimed architects, the 'Raffles City' brand has garnered international recognition as a mark of excellence.

The first Raffles City was officially opened in Singapore in 1986. Currently, CapitaLand has four other Raffles City integrated developments across China and one in Bahrain. Of these, Raffles City Shanghai has been opened while those in Beijing, Chengdu, Hangzhou and Bahrain are under development.

About CapitaLand (www.capitaland.com)
CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

For Raffles City Bahrain-related media queries please call:

GCC region
Julia Atherton-Dandy / Salim Al Arrayed
Gulf Hill & Knowlton
Tel: +973 17533532
Email: julia.dandy@hillandknowlton.com

For CapitaLand-related media queries please call:

Singapore
Julie Ong
CapitaLand GCC Holdings Pte Ltd
Tel: +65-97340122
Email: julie.ong@capitaland.com

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CapitaLand

For Immediate Release
6 October 2008

NEWS RELEASE

Capitala, CapitaLand's associated company, receives overwhelming buyer interest for Rihan Heights residential apartments in Arzanah, Abu Dhabi

Delivering on CapitaLand's strategy for the GCC region

Singapore, 6 October 2008 – Capitala, CapitaLand's 49%-owned associated company, has received overwhelming demand for its residential apartments in Rihan Heights, the first phase of its US$5-6 billion flagship integrated development Arzanah, with about 80% (or 694 units) of a total of 868 units booked or reserved during its soft launch last month. The buyers of these units include individuals as well as private and corporate investors. The average sale price achieved for the units ranges from AED 25,000 to AED 27,050 per square metre, depending on the size, level and orientation of the apartment.

Rihan Heights was officially launched to the public in Abu Dhabi yesterday and public interest has been positive. An additional 20 units were booked.

Mr Wong Heang Fine, CEO of CapitaLand GCC Holdings Pte. Ltd., said: "We are pleased with the strong demand that we are seeing from Rihan Heights. The successful sales booking rate is a firm endorsement by investors of our ability to export our proven multi-sector business model to new markets like the GCC region where the current strong demand is underpinned by the shortage of quality homes. In line with the government's Plan Abu Dhabi 2030 to create an environmentally, socially and economically sustainable world class city, this is a unique opportunity for us to further showcase our development capabilities in creating a new active urban lifestyle concept for the growing local population and expatriates in Abu Dhabi."

Rihan Heights, which is already under construction and due to be handed over to its owners from the first quarter of 2011, consists of five residential towers with 854 apartments and 14 exclusive villas. Rihan Heights is part of the Arzanah integrated development which is located on a prime 1.4 million square metre waterfront site surrounding the iconic Zayed Stadium on Abu Dhabi main island. Arzanah with its unique blend of quality residential properties with leisure, sports and retail amenities, will offer an active urban lifestyle for its residents and the community.

Rihan Heights Facts and Figures:
Land Size: Approximately 38,000 square metres
Built Up Area: 220,000 square metres
Number of Residential Units: 5 Towers with 854 apartments and 14 exclusive villas
Architect: SMC Alsop
Construction Contractor: Sunway Construction and Silver Coast Construction & Boring
Handover Date: 1Q2011

Arzanah Masterplan Facts and Figures
Site Area: 1.4 million square metres
Master planner: Sasaki Associates and SMC Alsop
Estimated Number of Residences: 9,000
Projected Number of Residents: 18,000

About Arzanah
Arzanah is a 1.4 million square metre fully integrated, mixed use development surrounding Zayed Stadium, offering a unique blend of quality residential properties with leisure, sports and retail amenities, that have been designed by some of the world's finest designers, architects and engineers.

Its prime location on Abu Dhabi island in the Grand Mosque District, is just minutes away from Abu Dhabi city centre, the Abu Dhabi International Exhibition Centre and the Central Business District. Arzanah is easily accessible due to its connection to a comprehensive road network and will be a main gateway along the future planned high speed metro system.

With manicured gardens, a canal and a natural pristine beach, the undulating topography of Arzanah will create a new landscape in the city of Abu Dhabi. Facilities include an exclusive club, a two kilometre stretch of private beach, a picturesque canal flowing through the development, communal gardens and extensive walking and cycling trails.

Two iconic land bridges will connect the main vicinity to a prime two kilometer stretch of natural beachfront, fringed by exclusive luxury apartments, a vibrant boardwalk and beach club.

Residents and visitors will also be able to enjoy a high street shopping experience in a unique open-air climate controlled environment. There will also be a school offering an internationally recognised, high quality accredited education.

In addition to the Zayed Stadium, other sports facilities for residents include the ATPstandard Abu Dhabi International Tennis Complex, the 40-lane world-class Khalifa International Bowling Centre, the Abu Dhabi Ice Rink and a state-of-the-art Aquatic Centre. Arzanah will also be home to the Mubadala-owned Abu Dhabi Knee & Sports Medicine Centre, the first healthcare facility in the Middle East to specialise in the diagnosis and treatment of patients with knee and sports-related injuries.

About Capitala

Capitala is an Abu Dhabi-based strategic real estate master planner and developer committed to designing, building, managing and maintaining world-class, integrated communities in the Capital city.

Established in 2008, Capitala is a strategic joint venture company between Mubadala, a leading business development and investment company in Abu Dhabi, the majority shareholder with a 51% stake and CapitaLand, one of Asia's largest real estate companies, holder of the remaining 49% stake.

Capitala will build and deliver innovative, sustainable mixed-use developments and is dedicated to setting the highest standards for community development and leading urban design and to continually meet and exceed the expectations of residents, visitors, owners and investors.

For further information please visit: www.capitala.ae

About CapitaLand (www.capitaland.com)

CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **6 October 2008**

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com

Media Contact

Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	07-Oct-2008 12:36:44
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Clarification on media reports
Description	CapitaLand Limited refers to various media reports today and wishes to confirm that it is not in negotiations with TMW Asia Property Fund GmbH & Co to purchase the three shopping complexes in Malaysia: Ipoh Parade in Perak, Klang Parade in Selangor and Seremban Parade in Negri Sembilan.
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Raffles City
رافلز سيتي

7 October 2008
For Immediate Release

DEVELOPER OF RAFFLES CITY BAHRAIN PRESENTS AT REGION'S BIGGEST PROPERTY EXHIBITION – CITYSCAPE DUBAI 2008

Appeal of Bahrain's attractive real estate investment climate highlighted

Dubai, UAE, 7 October 2008 - The CEO of CapitaLand GCC Holdings Pte Ltd, the Asian developer of Raffles City Bahrain, presented today at the Cityscape Conference in Dubai, part of the region's biggest real estate exhibition. Mr. Wong Heang Fine, who is also CEO of CapitaLand ILEC Pte Ltd, highlighted the appeal of the GCC countries' burgeoning economies for direct foreign investment, and the importance of the GCC markets to CapitaLand's corporate strategy of maintaining a balanced portfolio of projects. The Raffles City Bahrain, an integrated development, is the first internationally branded real estate project in the Kingdom, and joins the ranks of other Raffles City projects in Singapore, Shanghai, Beijing, Chengdu and Hangzhou. Its developer, CapitaLand, also manages the Shari'ah-compliant equity sukuk fund which owns Raffles City Bahrain.

CapitaLand, one of Asia's largest property developers, has chosen to enter the GCC region as a strategic initiative to balance its investments in the fastest growing economies in Asia, and Raffles City Bahrain is its first integrated development project in the GCC region. Mr. Wong's speech, on the topic of Value Creation in Middle East Real Estate Markets, followed the announcement of the launch of public sales of the residential units in the Raffles City Bahrain integrated waterfront development on October 6th at the Cityscape exhibition.

Mr. Wong commented: "We were attracted to Bahrain due to its reputation as the centre of finance in the GCC, its pro-investment policies, economic stability, and increasing tourism appeal, especially to GCC visitors. According to statistics from the World Travel and Tourism Council, demand from the travel and tourism sector is forecast to grow from around 7.6% of GDP to 8.6% of GDP, and the sector is expected to grow at 7% per annum until 2015[1]."

---

[1] Source: World Travel & Tourism Council

Raffles City Bahrain, an integrated development is located within the prime real estate area of Bahrain Bay, and comprises three residential towers, landscaped sky villas, high-end retail outlets and food and beverage facilities, as well as five-star serviced residences. The architectural concept was conceived by the renowned international architect, Rafael Viñoly, and is inspired by the intrinsic geometry of the bay and the sea. The residential components will be named in due course.

Mr. Wong continued: "CapitaLand, through its Raffles City integrated development in Bahrain, is actively encouraging cross-border investment flows, both as a developer and also by offering more freehold property choice for both GCC and international investors who wish to purchase property in Bahrain. Raffles City Bahrain has attracted strong investor interest, with 80% of one residential tower being booked within weeks of the private launch earlier this year. We have also launched the retail sales of the residential units of this prestigious project at the Cityscape Dubai exhibition, with the release of more units to the public. We are offering a luxurious, waterfront lifestyle in a prime Bahrain location, so I think this success is ample evidence that prices of premium homes in unique surroundings are holding up well in Bahrain."

--ENDS---

About Raffles City Bahrain (www.rafflescitybahrain.com.bh)

An integrated development comprising sculptured high rise apartments and penthouses, landscaped sky villas, high-end retail, exquisite dining and five star serviced residences, Raffles City Bahrain is the preferred address in the Kingdom of Bahrain. Due for phased completion from Q4 2010, Raffles City Bahrain offers the ultimate cosmopolitan destination for luxurious living, with iconic bay and city views and the best lifestyle indulgences Bahrain has to offer. Developer CapitaLand, one of Asia's largest real estate companies, has drawn on its global development expertise and the talents of world-renowned architect Rafael Viñoly, to add an iconic dimension to the Manama skyline.

Project Statistics

Apartments & Penthouses:	Over 600 units comprising 1-,2-,3-bedroom apartments and 4-bedroom penthouses
Villas:	50 units
Tenure of residential units:	Freehold
Serviced Residences:	About 200 units
Total Land Area:	43,000 square metres
Gross Floor Area:	288,000 square metres

Retail Outlets Space:	92,000 square metres
Investment Capital:	About US$800 million
Source of Investment:	Shari'ah-compliant equity sukuk fund, Raffles City Bahrain Fund
Project Completion Date:	Phased completion from Q4 2010

About 'Raffles City'-branded integrated developments

CapitaLand's 'Raffles City'-branded integrated developments are designed to be urban icons within business or cultural districts in global gateway cities. The "Raffles" name is synonymous with Singapore and the descriptor 'City' connotes the central location and integrated nature of these developments. Each of the Raffles City integrated developments varies in composition, but they are consistent in offering quality in both design and facilities. Designed by internationally acclaimed architects, the 'Raffles City' brand has garnered international recognition as a mark of excellence.

The first Raffles City was officially opened in Singapore in 1986. Currently, CapitaLand has four other Raffles City integrated developments across China and one in Bahrain. Of these, Raffles City Shanghai has been opened while those in Beijing, Chengdu, Hangzhou and Bahrain are under development.

About CapitaLand (www.capitaland.com)

CapitaLand is one of Asia's largest real estate companies. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Co-operation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

For Raffles City Bahrain-related media queries please call:

GCC region
Julia Atherton-Dandy / Salim Al Arrayed
Gulf Hill & Knowlton
Tel: +973 17533532
Email: julia.dandy@hillandknowlton.com

For CapitaLand-related media queries please call:

Singapore
Julie Ong
CapitaLand GCC Holdings Pte Ltd
Tel: +65-97340122
Email: julie.ong@capitaland.com

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

News Release

ASCOTT EXPANDS PRESENCE IN GULF REGION WITH ITS FLAGSHIP PREMIER PROPERTY IN BAHRAIN

Ascott Bahrain by renowned architect Rafael Viñoly pips growing Gulf portfolio

Singapore, 8 October 2008 – CapitaLand's wholly-owned serviced residence unit, The Ascott Group (Ascott), has been awarded a contract by Raffles City Bahrain Fund to manage a 200-unit serviced residence in Manama City, Bahrain. The serviced residence, named Ascott Bahrain, will be the Group's first flagship property in the Gulf region to be operated under its premier Ascott brand.

Scheduled for opening in 2011, Ascott Bahrain will be Ascott's second serviced residence in Bahrain and its fourth in the Gulf region. With the addition of Ascott Bahrain, Ascott will have 602 units in four serviced residences in the Gulf region. Ascott currently operates Somerset Al Fateh, Manama in Bahrain, Somerset West Bay, Doha in Qatar and Somerset Jadaf, Dubai in the United Arab Emirates.

Ascott Bahrain, a premier serviced residence, will be part of Raffles City Bahrain, CapitaLand's integrated lifestyle development comprising three residential towers, landscaped sky villas, high-end retail, and food and beverage facilities. Designed by renowned international architect, Rafael Viñoly, the iconic Raffles City Bahrain is situated in a prime waterfront location within Bahrain Bay. The bay area has been slated to be the new city centre of the Kingdom of Bahrain.

Mr Gerald Lee, Ascott's Deputy CEO (Operations) said: "Ascott has been growing its presence in the Gulf region, particularly in the key cities of the Gulf Cooperation Council (GCC) countries of Bahrain, Qatar and United Arab Emirates. With the increasing demand for international class accommodation by expatriates and business travellers, we will continue to expand our presence in the Gulf region. With Ascott Bahrain, we now offer another deluxe accommodation to better serve our customers. Bahrain Bay is a strategic area for us to anchor our flagship Ascott brand due to its prime location."

Ascott Bahrain will be a landmark development in Manama City. It will provide guests an exclusive waterfront living experience with a beautiful view of Manama's skyline. Since the opening of Somerset Al Fateh in April last year, the Group's first property in Bahrain, it has been seeing strong

occupancy of about 80%. Having two properties in Bahrain will further allow better operational synergies.

About Raffles City Bahrain Fund

Raffles City Bahrain Fund is managed by CapitaLand Bahrain Bay Management Pte Ltd, a wholly-owned subsidiary of CapitaLand. The fund closed in May 2007 at US$350 million. CapitaLand is an investor in the Shari'ah-compliant fund with a 37% stake.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 16,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 6,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include Business Traveller UK Awards 2008 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2008 'Best Serviced Residence Brand' and 'Best Serviced Residence', TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', and DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 96825458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

---

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

**COMPLETION OF SALE OF SHARES IN
CITADINES GARDEN CITY (BVI) LIMITED**

Further to its announcement made on 20 June 2008, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Ascott Holding (China) Limited, has completed the sale of its entire stake in Citadines Garden City (BVI) Limited ("Citadines GC BVI") to Ascott Serviced Residence (China) Fund (the "Completion").

Following the Completion, Citadines GC BVI and its wholly-owned subsidiaries, Citadines Garden City (Hong Kong) Limited and Citadines Garden City Shenzhen Property Co., Ltd., have ceased to be indirect subsidiaries of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
9 October 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Oct-2008 12:41:47
Announcement No.	00033

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 13 - 17 October 2008 at Macquarie's International Real Estate Conference in London and New York
Description	The attached announcement by CapitaLand Limited on the above matter is for information.
Attachments	CL.slides.Oct2008.pdf Total size = **1866K** (2048K size limit recommended)

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CapitaLand

Balanced Portfolio, Focused Business



Oct 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand



Real Estate
Hospitality
Financial Svcs
Australia
Residential S'pore
China
Retail
Commercial
ILEC
Serviced Residences
Financial
59.3%
100%
100%
100%
100%
100%
100%**
100%
AUSTRALAND
CapitaLand Residential
CapitaLand
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC *
THE ASCOTT GROUP
CapitaLand Financial
29.5%
30.6%
46.8%
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST
REIT & Fund Management
20.5%
19.9%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of S$14.6 billion (7 Oct 08)

● *Other Listed Entities*   ** Integrated, Leisure, Entertainment & Conventions*

*** CL completed compulsory acquisition of The Ascott Group on 28 April 2008*

CapitaLand

Content

- **Our Strengths**
  - — Strong Financials
  - — Business Model: Focus on Capital Productivity
  - — Balance: Multi-Geography, Multi-Sector
  - — Good Access to Capital Markets
  - — Stable Income Stream
  - — Disciplined Risk Management
- **Projects Under Development**
- **Strategy**

Our Strengths



Strong Financials

Balance Sheet Strength

Financial Position	1H 2008
Equity (S$ billion)	12.0
Cash (S$ billion)	3.4*
Net Debt (S$ billion)	8.2
Net Debt / Equity	0.68*
% Fixed Rate Debt	76%
Avg Debt Maturity (Yr)	4.35

* Presented figures above exclude the following recent recycled capital of S$2.9 billion (1George Street, Raffles City projects, Capital Tower Beijing, Citibank Menara and Somerset Orchard).
On a proforma basis, assuming these were completed on 30 June 2008 and all things being equal, the Group's Net Debt / Equity ratio would have been 0.43

Strong Financials

5 Years Performance

(S$ million)	2003	2004	2005		
Revenue	3,650.9	3,179.1	3,845.6	3,147.7	3,792.7
EBIT	574.6	812.4	860.3	1,814.1	3,824.0
PATMI	102.6	305.7	750.5	1,012.7	2,759.3

Business Model Focuses on Capital Productivity


Don't Land Bank
Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
Stabilized Assets
HIGHER VALUE ADDED
REAL ESTATE ASSET VALUE

Capital Efficient Structure


CAPITALAND
Residential Development
Commercial Assets
Development,
Warehousing,
Incubation,
Underwriting.
(Value Creation)
For Retail, Office,
Integrated Devts.
CMT
CCT
CRCT
Ascott
APG
Private Funds
Self Liquidating Assets
5 REITS: S$16 B (76% of AUM)
CMT
CCT
CRCT
ART
QCT
Purchaser of Stabilized Assets
PE Funds: S$5 B (24% of AUM)
17 Private Equity Funds
Sharing Risks

CapitaLand Presentation *Oct 2008*

CapitaLand

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Capital Recycling

Divestments Past 2 Years

Divested
Over
S$9 billion / attributed
profits of ~S$1.8b

Assets	Date	Divestments S$mil	Assets	Date	Divestments S$mil
Raffles City S'pore	Sept 06	2,085	AIG Tower (HK)	Sept 07	355
CRCT listing	Dec06	218	Chevron House	Sept 07	366
Samsung Hub	Feb07	153	Hitachi Tower	Jan 08	403
Ascott Hotel Asia	Feb07	140	Xizhimen	Mar 08	341
8 Shenton Way	Mar07	1,039	1 George Street	Jul 08	1,165
Capital Retail S'pore	April07	710	Raffles City China Assets	Aug 08	1,149
Bahrain Fund	May07	197	Menara Citi Bank (KL)	Aug 08	75
Raffles Hospital	Jun07	67	Capital Tower Beijing	Sept 08	498
Wilkie Edge	Jul07	183	Somerset Orchard	Sept 08	100








CapitaLand

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Recycling Capital

Invested Over S$4 billion

Investments Past 2 Years

Assets	Date	Attributable Amt S$mil	Assets	Date	Attributable Amt S$mil
Silver Tower	Sept 06	161	Farrer Court site	Jun 07	469
Foshan sites	Oct 06	192	Malaysian Retail Malls	Aug 07	527
Central China stake	Oct 06	220	Zhabei site	Aug 07	119
Raffles City Chengdu	Nov 06	173	Vista Exchange	Sept 07	380
Vietnam site	Dec 06	21	Raffles City Hangzhou	Oct07	202
Chengdu site	Dec 06	25	Chengdu site	Oct 07	68
Chengdu site	May 07	233	Ascott privatization	Dec07	990
Capitala (Abu Dhabi)	Jun 07	238	JV: Prestige & AIPL	Feb08	n.a.
Char Yong site	Jun 07	210	Navi Mumbai	Apr08	38









CapitaLand

Balance: Multi-Geography

Total Assets 1H'08 – S$27.1 billion


Europe
$1.3B, 5%
Asia/GCC**
$2.1B, 8%
China*
$7.4B, 27%
Australia
& NZ
$5.3B, 20%
Singapore
$10.9B, 40%

EBIT 1H'08 – S$1,286 million


Asia/GCC**
$50M, 4%
Europe
$35M. 3%
Australia
& NZ
$78M, 6%
China*
$533M, 41%
Singapore
$591M, 46%

** China including Macau & Hong Kong* *** Excludes Singapore & China*

Balance: Multi-Sector

Total Assets 1H'08 – S$27.1 billion



Others^
$7.9B, 29%
S'pore Residential
$1.9B, 7%
CapitaLand China*
S$4.5B, 17%
Commercial
$4B, 15%
Retail
$5B, 19%
Ascott
$3.4B, 13%
Financial Svcs
$0.3B, 1%

EBIT 1H'08 – S$1,286 million



Others^
$89M, 7%
S'pore Residential
$100M, 8%
CapitaLand China*
$439M, 34%
Commercial
$318M, 25%
Retail
$241M, 19%
Ascott
$57M, 5%
Financial Svcs
$42M, 3%

^ *Includes Cash, Australand and Corporate Office* * *China including Macau & Hong Kong*

Good Access to Capital Markets

Debt Market

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil
CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil
CapitaCommercial Trust	
Convertible Bond	S$370 mil
2-Yr Committed Secured Loan	S$650 mil
Medium Term Notes	S$85 mil
Medium Term Notes	S$250 mil
CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Raised
>S$5 billion
YTD

CapitaLand

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3rd Party Funds

AUM up S$2b to S$21.1b since 1Q'08

5 REITS & 15 Private Equity Funds @ 1H 2008

On track to achieve AUM of S$25b in 3-5 years



S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
21.1*
16.1
(76% of AUM)
2003
2004
2005
2006
2007
1H2008
Private Funds
REITS

*AUM as at 30 June 2008. Does not include the following:
- CMT's acquisition of The Atrium@Orchard (S$840m),
- CCT's acquisition of 1 George Street (S$1,165m),
- Raffles City China Fund (S$1,149m)
- CapitaLand China Development Fund II (US$237m)

Retail

Successfully Closed 2 New Private Funds

- CapitaRetail India Development Fund : S$880m
  - Platform for the development of 15 malls valued at S$2.12b
- CapitaRetail China Development Fund II : S$900m
  - 3rd China retail fund
- Total of 4 Retail Funds Managed: **S$3.2 Billion**


FORUM VALUE
Forum Value Mall, Bangalore


Jiangbin Mall, Quanzhou


Danshui Mall, Huizhou

Raffles City

Successfully Closed Raffles City China Fund

- CapitaLand's first integrated development private equity fund in China
  - — Invest in prime mixed-use commercial properties in key gateway cities
- Committed capital of US$1 billion
- Largest fund originated and managed by CapitaLand
- 4 seed assets from CapitaLand (total consideration: US$841 million)


Raffles City Shanghai


Raffles City Beijing


Raffles City Chengdu


Raffles City Hangzhou

Residential

Successfully Closed 3rd China Residential Fund

CapitaLand China Development Fund II : US$237m

- Co-invest with CapitaLand in residential development projects
- To increase residential pipeline in China
- First project : CapitaLand's Changping Xiangxili Project in Beijing
- Total of 3 Residential Development Fund: **S$967 million**



Expanding Presence
Beijing
Central China
South Western China
Zhengzhou
Shanghai
Chengdu
Guangzhou
Bohai Economic Rim
Yangtze River Delta
Pearl River Delta

Commercial

1st RMB-denominated Real Estate Private Equity Fund

- **CITIC CapitaLand Business Park Fund (CCBPF): RMB500m**
  - — Pioneer fund to tap on domestic liquidity
  - — Seed asset: CapitaLand's IBM China Centre, Beijing





Full Spectrum

Private Equity and REITS


GCC (1)
• Raffles City Bahrain Fund
Pan-Asian (3)
• Ascott Reit
•IP Property Fund
•CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
Singapore (2)
• CMT
• CCT
China (10)
- created 3 new funds
• CITIC CapitaLand Business Park Fund
• Raffles City China Fund
• CapitaLand China Development Fund II
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

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Stable Income Stream

Strong Development Profits + Stable Fee Income


Development Profits
Investor
Fund Manager
Developer
DPU
Fund Mgmt / Acquisition Fee
Project Mgmt Fee
Financial Advisor
Advisory Fee
Asset Mgmt Fee
Manager
Property Mgmt Fee
Operator

CapitaLand

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Stable Income Stream: REITS

Strong Operating Performances

Comfortable Leverage

REITS	1H07 DPU Cents	1H08 DPU Cents	DPU Growth %	Debt/Assets Ratio %
CCT	4.23	⬆ 5.19	23	0.40*
CMT	6.12	⬆ 7.00	14	0.44**
CRCT	2.62[1]	⬆ 2.86[2]	9	0.30
ART	3.60	⬆ 4.52	26	0.35
QCT	3.06 sen	⬆ 3.55 sen	16	0.25

CapitaCommercial Trust CapitaMall Trust CapitaRetail China Trust ASCOTT Residence Trust QuillCapita Trust

*After acquisition of 1 George Street
** After acquisition of Atrium@Orchard
Note : Taking into account the acquisition of Xizhimen Mall, Beijing by CapitaRetail China Trust on 5 February 2008.
1. For the period from 5 February 2007 to 30 June 2007
2. For the period from 5 February 2008 to 30 June 2008 (assuming S$0.9million is not retained in 2Q08)

PE Funds –Aggregate Look Through Gearing

15 Private Equity Funds

AUM ~ S$5 B or 24% of Total AUM (as at 30 June 2008)

- **PE Funds constitute approximately ¼ of the Group's AUM**
  - — Balance of AUM is under the listed REITs.
- **Private Equity Fund Entity Level:**
  - — In general no debt at fund entity, only at project level.
  - — Occasionally, at inception, an "equity bridge" may be put in place.
  - — These loans are predicated on un-drawn capital commitments.
  - — As capital is drawn, these loans must be repaid in accordance with bank terms that link availability to remaining un-drawn capital.
- **Project Level:**
  - — As a policy, discipline is imposed by requiring that loans that are arranged are on a non-recourse or limited recourse basis.
  - — Thus, size of loan is on the basis of the project value & feasibility.

PE Funds – Aggregate Look Through Gearing

- **PE Funds "Look Through" Debt to Asset ratio as at 30 June 2008**
  - — Gross Debt to Assets ratio was only ~ **0.24** including equity bridges
  - — This calculation takes (in respect of all the PE Funds) the aggregate of:
    - 100% of Gross Debt and 100% of Assets at Fund Projects level and…
    - adds any Gross Debt at the Fund Entity…
    - regardless of CL's share in the fund or the fund's share in the projects.
  - — Absolute Gross Debt stood at ~ S$1.6 billion
  - — Excluding equity bridges, the Gross D/A figure was only ~ **0.23**
  - — Cash at funds level ~S$1 billion
  - — PE funds undrawn commitment of ~S$2.2 billion

Disciplined Risk Management


Corporate Governance
CL Board
Audit Board Committee
Risk Board Committee
President & CEO
Council of CEOs
CFO
Internal Audit
Risk Assessment Group (RAG)
CapitaLand Residential
CapitaLand 凯德置地
CapitaLand Commercial
CapitaLand Retail
CapitaLand Financial
CapitaLand ILEC
THE ASCOTT GROUP

Disciplined Risk Management

Proprietary Risk Model

Target Return = WACC + Risk Premiums

Matrix of over 70 target returns across all property sectors and countries


Other Project Specific Risks
Legal & Regulatory Risk
Operational Risk
Physical Real Estate Risk
Liquidity Risk
Risks included in Weighted Average Cost of Capital (WACC)
Risk Premiums
WACC

Disciplined Risk Management

Risk Adjusted Capital Allocation


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Europe
6%
7%
7%
12%
7%
6%
5%
5%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
20%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
27%
2001
2002
2003
2004
2005
2006
2007
1H2008

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Much Stronger Company Than Before

	2000	1H2008
EBIT (1st Half Results)	S$364m	S$1,287m
Overseas EBIT Contribution	23% (S$173m)	54% (S$696m)
No. of Cities	33	>120
Listed REITS & RE Funds	1	20
Assets Under Management	S$265m	S$21b
No. of Retail Malls	7	115
Units of Serviced Residences	6,000	22,000
ROE	1.5%	15.0%
Cash	S$879m	S$3.4b
Net Debt / Equity	0.92x	0.68x
Interest Cover Ratio	1.8	3.2

CapitaLand

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Projects Under Development



CapitaLand

CapitaLand Residential Singapore

Iconic Residential Development at Farrer Road

- **Financing:** Secured S$1.996 billion financing, largest syndicated residential property development loan in Singapore
- **Project:** CapitaLand-led consortium to build a 36-storey condo project with ~1,500 homes on the 838,488 sqft site (gross plot ratio of 2.8)
- **Location:** Prime residential district, MRT at doorstep and proximity to good schools
- **Design:** by world renowned Pritzker Architecture Prize winner, Zaha Hadid





CapitaLand China Holdings

Balanced portfolio across regions

Pipeline of 5.1m sqm of unsold GFA


La Capitale
The Pines
Beaufort
Summit Res Ningbo
Guangnan Project
I-World Hangzhou
Forest Peninsular
Green Garden
Beijing
Chengdu
Henan
Shanghai
Pearl River Delta
Luff Egret
The Loft, Chengdu
The Riviera
Beau Residences
La Cite

CapitaLand

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Residential - Unsold GFA (5.1m sqm)

Opportunity to Acquire Sites in Coastal Cities


Others*
GFA 0.26m unsold
Yangtze River
Delta (Shanghai)
Total GFA 0.72m
Unsold GFA 0.23m
Bohai Economic
Rim
(Beijing)
GFA 0.56m unsold
Pearl River Delta
(Guangzhou) GFA
0.66m unsold
Southwest China
(Chengdu)
GFA 1.25m unsold
Central China
(Henan)
GFA 2.18m unsold

*Others: Lai Fung Holdings (20%)

CapitaLand Commercial

Expanding in Growth Markets

- **India Expansion**
  - Orchard Residency: 590 unit residential project in Mumbai with Runwal Group
  - IT Park & Grade A office building: Partnership with Arcapita to develop 2.9m sqft of space in Mumbai

- **Growing footprint in Vietnam**
  - 5 residential projects
  - Total pipeline of 4,200 homes
  - Started construction of The Vista
  - Seek opportunities to grow the portfolio

Navi Mumbai


PAKISTAN
CHINA (TIBET)
NEPAL
NEW DELHI
INDIA
BOMBAY
HYDERABAD
GOA
PUTTAPARTHI
BANGALORE
MADRAS
KODAIKANAL

Ho Chi Minh City


VIETNAM
LAOS
THAILAND
CAMBODIA

CapitaLand Presentation *Oct 2008*

CapitaLand

82 - 4507

CapitaLand Retail

Extensive Retail Footprint in Asia


China
India
Japan
Malaysia
Singapore
Ha'erbin
Huhehaote
Shenyang
Beijing
Tianjin
Dalian
Lanzhou
Xi'an
Anyang
Laiwu, Rizhao,
Weifang, Zibo, Tai'an
Xinxiang
Zhengzhou
Yangzhou
Mianyang
Hefei
Kunshan
Chengdu
Deyang
Ma'an'shan
Wuhu
Shanghai
Yibin
Chongqing
Wuhan
Yiyang
Nanchang
Zhuzhou
Changsha
Hengyang
Huizhou
Quanzhou
Zhaoqing
Zhangzhou
Guangzhou
Maoming
Foshan, Shenzhen, Jiangmen
Zhanjiang
Dongguan
Hokkaido
Kobe
Tokyo
Osaka
Amritsar
Jalandhar
Khanna
Jaipur
Gwalior
Udaipur
Veranasi
Nagpur
Hyderabad
Bangalore
Mangalore
Chennai
Mysore
Cochin
Penang
Selangor
Kuala Lumpur

1. Includes 18 malls under Memorandum of Understandings signed with a few Chinese parties in various provinces/cities in China (CapitaLand Press Release dated 15 January 2007)

No. 1 retail mall owner/ manager in Singapore

The Group owns / manages over 115 retail malls measuring approximately 56 million sq ft

Portfolio of more than 115[1] retail malls measuring over 56 million square feet

Countries	No. of Malls
Singapore	18
China	> 72[1]
Japan	7
India	15
Malaysia	3
Total	> 115

CapitaLand

CapitaLand Presentation *Oct 2008*

82 - 4507

CapitaLand Retail

Pipeline Expanding

- **Singapore**
  - — ION Orchard on track to open in Spring 2009
    - >50% committed leases comprising mainly of new-to-market brands, concept stores and flagships
  - — Civic/Cultural & Retail/Entertainment Hub at Vista Exchange, one-north to commence construction in 4th Quarter 2008
- **China**
  - — 7 malls to open by end 2008, totaling 32 operational malls
- **India**
  - — First 2 malls expected to open by 2Q-4Q 2009
    - Forum Value Mall, Bangalore (JV with Prestige)
    - The Celebration Mall, Udaipur (JV with AIPL)


ION
ION Orchard, Singapore


Saihan Mall, Huhehaote, China


FORUM VALUE
Forum Value Mall, Bangalore, India

Ascott

Assets Reconstitution

Monetized S$138 million of Portfolio in 1H 2008

Assets Monetized		Investment Commitment	
Portofino, Singapore	3rd Party buyer	Australia	Citadines Melbourne on Bourke
Ipjora Land & Wisma Matex*, Malaysia	3rd Party buyer	India	Citadines Ahmedabad Parimal Garden
Ascott Mayfair #, UK	3rd Party buyer	United Kingdom	Citadines London Holborn–Covent Garden
Somerset Garden City Shenzhen, China	Ascott China Fund	Japan	Fukuoka Island City

* Non-core assets
\# Deferred gains

ASCOTT THE RESIDENCE
SOMERSET SERVICED RESIDENCES
Citadines APART'HOTEL

CapitaLand

Ascott

Properties Opening in Next 12 Months

10 Properties in 6 Countries		
Singapore	Ascott Raffles Place	146
	Citadines Mt. Sophia	154
China	Somerset Youyi, Tianjin	250
India	Somerset Greenways, Chennai	210
Japan	Citadines Shinjuku, Tokyo	160
Thailand, Bangkok	Somerset Amar Garden	144
	Somerset Thonglor	262
	Citadines Sukhumvit 23	138
	Citadines Sukhumvit 11	127
Georgia	Citadines Tbilisi Freedom Square	65
Total Units		**1,656**

To meet strong demand in key markets of China, India, Singapore and Thailand

CapitaLand

GCC

Raffles City Bahrain: Overwhelming Response

Raffles City Bahrain received overwhelming buyer interest for apartments

- Over 600 apartment units, 50 villas, 200 serviced residences and 92,000 sqm of retail space
- 80% of residential units released in Tower 2 private sales were booked in June 2008
- Sale prices 30% above other high-quality residential apartments
- Tapping on increasing demand for premium quality properties in the GCC





CapitaLand

GCC

Satisfying Pent-up Demand

Capitala: 49/51 JV with Mubadala in Abu Dhabi

- "Arzanah", maiden flagship integrated mixed-use project
  - Estimated 9,000 residential homes to be built in phases
- Phase 1, "Rihan Heights" (854 units & 14 villas)
  - Over 80% (or 714 units) booked or reserved since soft launch in Sept 2008
  - Average price of AED 25,000 to AED 27,050 psm (S$930 – S$1,000 psf)
- Shortage of 74,000 residential units in Abu Dhabi (~2 yrs of pent-up demand)



Arzanah, Abu Dhabi



Arzanah Phase 1

CapitaLand

82 - 4507

Strategy



CapitaLand Presentation *Oct 2008*

82 - 4507

Industry Challenges / CapitaLand's Opportunities

- **Global Credit Crunch persists**
  - —Yield spreads increased
  - —Rising cost of funds
  - —Flight to quality by lenders
- **Global economic growth slowing**
  - —USA and Europe stagnating
  - —High Inflation affecting developing countries
- **Weak market sentiment**
  - —Fundamentals of Asian economies relatively stronger
  - —But consumer confidence dampened
  - —Timing of recovery unclear

Today's Reality vs Tomorrow's Opportunities

- **Balance: Multi Geography and Multi Sector presence**
  - More than 120 cities in over 20 countries
  - Residential, Retail, Commercial and Serviced Residences
- **Stable Income from REITs and Fund Management Fee**
  - DPU revenue from REITs
  - Fee income from AUM and advisory
- **Strong financials + Diverse access to funds = Financial Flexibility**
  - Good access to funding
  - Strong liquidity: cash reserves of S$3.4b & D/E of 0.68x
  - Positioned to invest for growth as opportunities arises
- **Management bench strength**
  - Proven track record of execution and delivery

Growing Our Real Estate Franchise


Extend Market Leadership
One of Asia's LARGEST Real Estate Company
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Enlarge Geographical Footprint
More Than 120 Cities in Over 20 Countries
Leverage on Winning Competencies
Complete Real Estate Value Chain
Seize Opportunities
Asian Growth
Strategic Partnerships
Distressed Assets

Thank You



CapitaLand

Supplementary Slides



CapitaLand

82 - 4507

Singapore Private Residential Market –
Total Potential Supply Pipeline (1996 to 2Q2008)



(1) 80,000 units at 1996 peak
(2) Dropped by 30,000 units in 2 yrs – rapid adjusted by market
(3) Stabilized at 40,000 units
(4) Currently at 48,000 units
Total Potential Supply (A + B)
36,475
40,103
43,814
48,144
50,053
48,422
(B) Units without Pre-requisites for Sale
25172
30304
34885
38368
36392
32356
(A) Unsold units in the market + Units with Pre-requisites for Sale but not Launched
11303
9799
8929
9776
13661
16066
Units
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08

Source: URA

CapitaLand Presentation *Oct 2008*

CapitaLand

Singapore Private Residential – Manageable Supply

- URA supply pipeline forecasts usually much greater than actual completion
- Residential units completion over next 4 years manageable

URA Forecast vs Actual Completion (2003 – 2007)


URA Forecast (2 Yr forward)
Actual Completed
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
12,895
95%
6,619
13,878
18%
11,799
13,450
55%
8,697
11,920
83%
6,520
12,192
87%
6,513
2003
2004
2005
2006
2007

* Overestimation

Source: URA, UOB Kay Hian

Expected completion of units under construction


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
4,873
9,675
7,202
7,986
1,624
2H 2008
2009
2010
2011
2012

Source: URA

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY SCI CITMO 1

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in France:

Name	:	SCI CITMO 1
Principal Activity	:	Property Owning
Issued and Paid-up Share Capital	:	€1,500 (approximately S$3,083) comprising 100 shares of €15 each

SCI CITMO 1 has been established to acquire the serviced residence, Citadines Paris Louvre, in Paris. CapitaLand will issue a news release on the acquisition today.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
13 October 2008

82 - 4507

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

News Release

ASCOTT ACQUIRES HISTORIC BUILDING IN PARIS

Citadines Paris Louvre adds to portfolio of high-yield assets, enjoys prime location and strong occupancy

Singapore, 13 October 2008 – CapitaLand's wholly-owned serviced residence unit, The Ascott Group (Ascott), has acquired a historic building in Paris for a cash consideration of €21.5 million (S$45.5 million) on a willing buyer-willing seller basis. Before the acquisition, Ascott has held a lease on the 51-unit serviced residence from Predica since it first acquired the Citadines chain in 2002. Predica is the insurance arm of Credit Agricole, one of the major banks in France.

The price of €21.5 million (S$45.5 million) is determined after taking into account the property's market value, amongst other factors. According to a recent Ascott-commissioned valuation report by property valuer, ICADE, the building's open market value calculated using an income capitalisation approach was €21.9 million (S$46.3 million).

Mr Chong Kee Hiong, Ascott's Deputy CEO (Finance & Investment) said: "Ascott has held a profitable lease on Citadines Paris Louvre since 2002. The property is currently the only serviced residence in the Louvre area, and exudes elegance and grace with its 1900s Art Nouveau architecture. Citadines Paris Louvre has benefited from Ascott's international sales and marketing network and is now one of our best performing properties in Paris with occupancy of 85%. In addition, Paris is a key city for Ascott's business in Europe as it enjoys strong demand for accommodation from both leisure and business segments throughout the year. We are pleased to now own this high-yielding prime asset which is expected to add to Ascott's profitability."

Ms Jennie Chua, Ascott's President & CEO said: "Ascott's prudent capital management allows us to realise rare opportunities such as this to acquire Citadines Paris Louvre. The property's prime location and historic value make it an attractive acquisition target, and the combination of these attributes will likely see the property appreciate in value over time. This is in line with our strategy to actively manage our portfolio of assets to maximise returns. We will continue to seek high-yielding acquisition opportunities in key cities that enhance the overall yield of our properties."

The magnificent building, which was constructed in 1908, is gazetted as a preservation building by Batiments de France, a government authority that oversees the conservation of historic monuments in France. It used to be an office building before it opened as Citadines Paris Louvre in 1997. The monobloc angle building is a fine work of art with several sculptures, colonnades, balconies and a beautiful facade. Some of the original stained-glass windows are preserved in the building.

Citadines Paris Louvre is ideally located for business travellers and tourists as it is in the heart of Paris. It is just opposite the Grand Louvre Museum and next to the Palais-Royal gardens. The serviced residence is a few minutes away from Paris' famous chic shopping districts such as Rue St-Honoré, Avenue de l'Opéra and Place Vendôme. Many monuments, museums, boutiques, antique shops, restaurants and the Metro station are near the property. Several multinational companies, embassies and government offices are also in the vicinity.

Ascott currently has a total portfolio of 5,620 units in 49 properties in Europe including six properties with a total of 788 units which are scheduled to open by end 2010. Sixteen of Ascott's properties in Europe are located in Paris. The new properties under development are in Georgia, Germany, Kazakhstan, Russia and the United Kingdom.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 16,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 6,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include Business Traveller UK Awards 2008 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2008 'Best Serviced Residence Brand' and 'Best Serviced Residence', TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', and DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real

estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

---

82 - 4507

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT ASSOCIATED COMPANY CAPITARETAIL PRESTIGE MALL MANAGEMENT PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect associated company incorporated in India:

Name	:	CapitaRetail Prestige Mall Management Private Limited ("CRPMM")
Principal Activity	:	Mall Management Services
Issued and Paid-up Capital	:	INR500,000 (approximately S$15,370) comprising 50,000 shares of INR10 each

CapitaRetail Property Management India Private Limited, an indirect wholly-owned subsidiary of CapitaLand, holds 50% of the issued and paid-up capital of CRPMM, whilst the other 50% is held by Prestige Estates Projects Private Limited, a party unrelated to the CapitaLand Group.

The establishment of CRPMM is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
14 October 2008

82 - 4507

For Immediate Release

News Release

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

ASCOTT SWEEPS TOP AWARDS AS SERVICED RESIDENCE OPERATOR

Accolades for brand reputation, service & management excellence, corporate transparency

Singapore, 15 October 2008 – CapitaLand's wholly-owned serviced residence unit, The Ascott Group (Ascott), has won all the major awards for best serviced residence brand/operator given out this year by leading travel publications. Ascott has garnered a total of 22 local and international awards so far this year. These awards were given out by publications such as Business Traveller, Travel Trade Gazette (TTG), TravelWeekly and DestinAsian, with readership totaling 3.6 million. The awards recognise outstanding achievements in brand, service and management excellence.

The Group was most recently voted 'Best Serviced Residence Operator' by readers of TTG. Ascott has been winning this award since TTG introduced the award category in 2005. This honour comes hot on the heels of Ascott's other recent recognition for excellence by travel trade publication Business Traveller, where the Group clinched the titles, 'Best Serviced Residence Brand in Asia Pacific' and 'Best Serviced Residence in Asia Pacific' as well as 'Best Serviced Residence Company' for the United Kingdom.

Four of the Group's properties won awards this year: Ascott Bangkok Sathorn, Ascott Beijing, Ascott Shanghai Pudong and Somerset Gordon Heights, Melbourne. The Ascott properties in Thailand and China were recognised for their strong brand reputation and Somerset Gordon Heights won an award for 'New Tourism Development Accommodation'.

Ascott also garnered two wins at the 2008 WebAwards – 'Standard of Excellence' for its Ascott The Residence website and 'Outstanding Website' for its Somerset Serviced Residence website. The WebAwards by US-based Web Marketing Association recognises distinctive achievement in web development by the best websites in 96 industries covering over 47 countries.

Besides winning awards for brand, service and management excellence, Ascott has been recognised for corporate transparency and economic contribution. These accolades include:

- Singapore Corporate Awards – 'Best Annual Report (Silver)' for the category of 'Companies With Market Capitalisation Of S$500 Million Or More', awarded by Business Times.

- Golden Dragon Awards – 'Best Serviced Residence' awarded for Ascott's contributions to Vietnam's economic development. The award was organised by Vietnam Economic Times in conjunction with Ministry of Planning & Investment in Vietnam.

Mr Prab Thakral, Managing Director of Boutique Group, a joint venture partner with Ascott for four Citadines properties in Bangkok, said: "Ascott is an internationally renowned brand with strong management excellence that is proven time and again through the strong performance of its properties, the many positive feedback from residents at our properties and the scores of accolades the Group has won. The range of awards shows the depth in Ascott's expertise and its all round excellence – from branding, service and operations to corporate transparency. I look forward to working on more projects with Ascott."

Another joint venture partner of Ascott in India, Mr H. S. Rattha, CEO of The Rattha Group said: "Serviced residences are gaining popularity in India and there is emerging demand for strong branded accommodation. We have chosen to work with Ascott because of its award-winning brands and extensive experience in managing a strong portfolio of serviced residences worldwide. We already have six strategically located properties under development in Ahmedabad, Bangalore, Chennai and Hyderabad. Our first serviced residence will open in Chennai in mid 2009 and the remaining five will be ready by end 2010."

For a full list of Ascott's awards, visit
http://www.theascottgroup.com/aboutus/awards_and_accolades.html?year=2008

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 16,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 6,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include TTG Travel Awards 2008 'Best Serviced Residence Operator', Business Traveller UK Awards 2008 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2008 'Best Serviced Residence Brand' and 'Best Serviced

Residence', TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', and DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by : The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

---

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF THIRD QUARTER 2008 FINANCIAL RESULTS

CapitaLand Limited wishes to announce that it will release on Friday, 31 October 2008, its financial results for the third quarter ended 30 September 2008.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 October 2008

CapitaLand

For Immediate Release
16 October 2008

NEWS RELEASE

CapitaLand receives overwhelming buyer interest for residential apartments in Bahrain and Abu Dhabi

S$1 billion worth of sales achieved since June 2008

Delivering on CapitaLand's strategy for its New Markets

Singapore, 16 October 2008 – CapitaLand is pleased to announce that it has received overwhelming demand for its residential apartments in two Gulf Cooperation Council (GCC) countries, namely Bahrain and Abu Dhabi, with about S$1 billion worth of sales achieved since June 2008. For Bahrain, in 2006, CapitaLand had signed an agreement to purchase a prime waterfront site to develop an integrated project comprising residential, retail and serviced residence components at Bahrain Bay, in the country's capital city of Manama. For Abu Dhabi, in 2007, CapitaLand had signed a joint venture agreement to develop a mixed use project, comprising an integrated blend of residential apartments, villas, retail, sports and leisure components surrounding Zayed Stadium, in the capital city of the United Arab Emirates.

The residential apartments in Raffles City Bahrain, the integrated development in Bahrain Bay, Manama, attracted strong buyer interest at a private launch earlier this year. During the private sale in June 2008, 96 units were booked. In October this year, more units were booked at Cityscape Dubai during the public launch of the residential apartments. The total take up of both private and public sales is 115 residential apartments. The average sale price achieved was about BD 1,750 per square metre (about S$6,627 per square metre) for the apartments which is higher than the average price of BD 1,350 per square metre (about S$5,112 per square metre) for other high quality residential apartments in Bahrain in June 2008.

In Abu Dhabi, 734 out of a total of 868 residential units (85%) in Rihan Heights were booked since September 2008. Rihan Heights is the first phase of CapitaLand's 49%-owned associate company Capitala's US$5-6 billion flagship integrated development Arzanah. The average sale price achieved ranged from AED 25,000 to AED 27,050 per square metre (about S$9,717 to S$10,514 per square metre), depending on the size, level and orientation of the unit. The buyers of these units include individuals as well as corporations.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "Besides our core markets of Singapore, China and Australia, CapitaLand is now seeing contributions from its fourth engine of growth, namely the new markets of the Gulf Cooperation Council (GCC) countries, as well as Asian countries like Vietnam, Thailand and India. To date, a total of 849 residential units have been booked in Abu Dhabi and Bahrain amounting to combined sales revenue of about S$1 billion since June 2008. The successful take up rate is a firm endorsement of our ability to export our proven multi-sector business model to new markets. In the GCC region, we are building our first Raffles City integrated development at the prestigious Bahrain Bay, and creating a new active urban lifestyle concept for the landmark Arzanah integrated development in Abu Dhabi. The Ascott Group, our serviced residence arm, has over 600 units in the key cities of Bahrain, Qatar and United Arab Emirates to cater to the demand for international class accommodation from expatriates and business travellers."

Abu Dhabi's Rihan Heights, already under construction and to be completed from the first quarter of 2011, consists of five residential towers with 854 apartments and 14 villas. Rihan Heights is part of the Arzanah integrated development which is located on a prime 1.4 million square metre waterfront site surrounding the iconic Zayed Stadium on Abu Dhabi main island. Arzanah, with its unique blend of quality residential properties with leisure, sports and retail amenities, will offer an active urban lifestyle for its residents and the community.

The Raffles City Bahrain integrated development will comprise three residential towers with 641 apartments, 50 landscaped sky villas, high-end retail, exquisite food & beverage facilities and the premier serviced residence, Ascott Bahrain. It is expected to be completed from the fourth quarter of 2010. The uniquely sculptured architectural design by renowned international architect Rafael Viñoly complements its prime waterfront location within the man-made islands of Bahrain Bay, the new city centre of Bahrain. Raffles City Bahrain is owned and developed by the Shari'ah-compliant Raffles City Bahrain Fund, which is managed by CapitaLand.

In the new markets in Asia, CapitaLand has launched 750 residential units of its 80%-owned The Vista, Vietnam and 590 residential units of its 49%-owned The Orchard Residency, India. While The Vista units have been fully booked, 309 units at The Orchard Residency have been sold. In Thailand, TCC Capital Land, CapitaLand's 40%-owned joint venture with TCC Land, has sold or booked over 2,400 residential units todate.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 16 October 2008

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email: harold.woo@capitaland.com

Media Contact
Julie Ong
Corporate Communications
Mobile: (65) 97340122
Email: julie.ong@capitaland.com

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

EN-BLOC PURCHASE OF GILLMAN HEIGHTS CONDOMINIUM
WITHDRAWAL OF CROSS-APPEAL TO THE COURT OF APPEAL

CapitaLand Limited ("CapitaLand") refers to its announcement made on 25 July 2008 concerning the cross-appeal filed to the Court of Appeal in respect of the en-bloc purchase of Gillman Heights Condominium by CapitaLand's indirect associated company, Ankerite Pte Ltd ("Ankerite").

CapitaLand wishes to announce that Ankerite has withdrawn its cross-appeal to the Court of Appeal (the "Withdrawal") against the High Court decision that the sale committee of Gillman Heights Condominium could not, for and on behalf of and as agents of the majority owners, agree to extend the deadline for obtaining the approval of the Strata Title Board ("STB") to 5 February 2008.

Notwithstanding the above, the High Court has determined that the deadline has been validly extended pursuant to a subsequent supplemental collective sale agreement (the "Extension").

Ankerite has made the Withdrawal based on the confirmation given by the lawyers for the minority owners that they have no instructions to pursue any arguments relating to the Extension in their appeal to the Court of Appeal against the High Court dismissal of their appeal against the decision and order of the STB approving the en-bloc sale of Gillman Heights Condominium.

Ankerite will respond accordingly to the other grounds which the minority owners are relying on in their appeal to the Court of Appeal.

By Order of the Board

Low Sai Choy
Company Secretary
17 October 2008

Raffles City
رافلز سيتي

CapitaLand

20 October 2008
For Immediate Release

RAFFLES CITY BAHRAIN RECEIVES HIGHLY PRESTIGIOUS CNBC ARABIAN PROPERTY AWARDS

Bahrain's Premier Development Scoops Award for Best Property, Bahrain

Dubai – UAE, 20 October 2008: Raffles City Bahrain, the landmark integrated waterfront real estate development to be located at Bahrain Bay, was awarded the prestigious CNBC Arabian Property Awards in the category of "Best Property, Bahrain" during a gala dinner held yesterday at the Madinat Jumeirah in Dubai.

The Raffles City Bahrain integrated development will include high-end waterfront residential and retail spaces, as well as a layered landscape concept, with stacked buildings rising from the water's edge and comprising exciting retail and food & beverage concepts, luxury apartments, exclusive sky villas, ample parking, and elevated infrastructure. The stepped architectural concept, inspired by the intrinsic geometry of the site and the bay front location, is expertly master planned to provide superb views, along with a unique architectural identity for each component of Raffles City within the entire urban context.

Mr. Wong Heang Fine, CEO of CapitaLand GCC Holdings Pte. Ltd., received the award on behalf of Raffles City Bahrain, and commented: "Unique in concept and proposition, Raffles City Bahrain will deliver an exclusive lifestyle that will set it apart from other developments in the region. It is an honour to be recognised by our peers with the CNBC Arabian Property Award, which is a testament of the finer details of an iconic development that are the essence of true luxury. With this in mind, we look forward to delivering on our promise of a truly extraordinary integrated development right in the heart of the Kingdom of Bahrain."

The internationally renowned architect, Rafael Viñoly, developed the unique architecture and design concepts of Raffles City Bahrain. Other landmark projects designed by Viñoly include The Tokyo International Forum, Kimmel Center for the Performing Arts in Philadelphia, the Boston Convention & Exhibition Center and the

Qatar Museum of Modern Art in Doha. Viñoly's design for Raffles City Bahrain will provide a truly integrated living experience with unsurpassed quality of architecture and unique surroundings.

Photo Caption:

Mr. Wong Heang Fine, CEO, CapitaLand GCC Holdings Pte Ltd receiving the prestigious CNBC Arabian Property Award last evening at the Madinat Jumeirah in Dubai.

......Ends.......

About the Judging Criteria

Entries were judged by a panel of professionals whose collective knowledge of the property industry is second to none and unsurpassed by any other property awards. Chaired by Eric Pickles, British Shadow Secretary of State, this year's judges included Helen Shield, editor-in-chief of International Homes magazine; Peter Bolton King, chief executive of the National Association of Estate Agents; Phil Spencer, property expert and presenter of Channel 4's Location and Relocation TV shows; Imtiaz Farookhi, chief executive of the National House Building Council; Christopher Hall, past president National Association of Estate Agents; Wilhelm Hamish, Master Builders of Australia (MBA); Thijis Staff, International Consortium of Real Estate Agents Association (ICREA); Alejandro Escurdero, SIMA; Kirkor Ajderhanyan, French Real Estate Federation (FNAIM); Omer Ghani, director of sales, CNBC Arabia; Ed Binkley, BSB Design USA; Samantha Braniff, Sydney Morning Herald; Raul Curiel, chairman, European Operations, Aukett Fitzroy Robinson; Tyler Clay, FIABCI USA; Hans-Ulrich Berendes, FIABCI Germany; Oliver Richards, founding partner, ORMS Design; Christian Kalin, partner, Henley & Partners Zurich; Graham Norwood of the Daily Mail; David Hoppit, property writer; Jill Keene, editor of International Homes magazine; Diana Yakely, chairman British Interior Design Association; and Tad Zurlinden, Association of Relocation Professionals

About Raffles City Bahrain (www.rafflescitybahrain.com.bh)

Comprising sculptured high rise apartments and penthouses, landscaped sky villas, high-end retail, exquisite dining and five star serviced residences in the integrated development, Raffles City Bahrain is the preferred address in the Kingdom of Bahrain. Due for phased completion from Q4 2010, Raffles City Bahrain offers the ultimate cosmopolitan destination for luxurious living, with iconic bay and city views and the best lifestyle indulgences Bahrain has to offer. Developer CapitaLand, one of Asia's largest real estate companies, has drawn on its global development expertise and the talents of world-renowned architect Rafael Viñoly, to add an iconic dimension to the Manama skyline.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

For press enquiries on Raffles City Bahrain, please contact:

Sami Amin (sami.amin@hillandknowlton.com) Hill & Knowlton
Tel: +973 17533532 (in Bahrain)

For press enquiries on CapitaLand, please contact:

Julie Ong (julie.ong@capitaland.com) Corporate Communications
Tel: +65 97340122 (in Singapore)



82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Oct-2008 07:37:57
Announcement No.	00016

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "(1) 2008 third quarter unaudited financial statements and distribution announcement; (2) CMT achieves 7.3% higher third quarter 2008 distribution per unit; and (3) Notice of books closure and distribution payment date"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matter. For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.
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CapitaMall Trust

CAPITAMALL TRUST

2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENTS AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

CAPITAMALL TRUST
2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENTS & DISTRIBUTION ANNOUNCEMENT

Summary of CMT Results

	FY 2006	FY 2007	1 July to 30 September 2008		
	Actual	Actual	Actual	Forecast [1]	% Change
Gross Revenue (S$'000)	331,728	431,860	129,744	121,353	6.9
Net Property Income (S$'000)	217,641	287,775	86,909	81,449	6.7
Amount Available for Distribution (S$'000)	169,403	211,190	62,426	61,011	2.3
Distributable Income (S$'000)	169,403	211,190	60,757[2]	58,908[2]	2.8
Distribution Per Unit ("DPU") (cents)					
For the period	11.69¢	13.34¢	3.64¢[4]	3.54¢	2.8
Annualised	11.69¢[3]	13.34¢[3]	14.48¢[4]	14.08¢	2.8

Footnotes:

1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.*
2. *On 25 September 2008, CMT received distribution income from CapitaRetail China Trust ("CRCT") for the period 5 February 2008 to 30 June 2008. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for 3Q 2008 includes approximately S$0.7 million of net capital distribution and S$0.1 million of net tax-exempt income from CRCT, both after interest expense of S$0.9 million. Approximately S$1.6 million of distribution income from CRCT in 3Q 2008 has been retained for distribution in 4Q 2008.*
   In addition, CMT has retained S$5.5 million of its income available for distribution to unitholders in 1Q 2008. CMT remains committed to distribute 100% of its income available for distribution to unitholders for the full financial year ended 31 December 2008.
3. *Refers to actual DPU for the respective years.*
4. *The DPU in the table above is computed on the basis that none of the S$650.0 million convertible bonds due 2013 (the "Convertible Bonds") are converted into units in CMT ("Units") before the book closure date. Accordingly, the actual quantum of DPU may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.*

For a meaningful analysis/comparison of the actual results against the forecast for the CMT malls as stated in the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008 and for RCS Trust as stated in the forecast shown in the joint announcement with CCT on 9 June 2008 respectively, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 July 2008 to 30 September 2008
Distribution type	i) Taxable Income ii) Tax-exempt Income iii) Capital
Estimated Distribution rate[1]	i) Taxable income distribution of 3.60 cents per Unit ii) Tax-exempt income distribution of 0.01 cents per Unit iii) Capital distribution of 0.03 cents per Unit
Book closure date	30 October 2008
Payment date	27 November 2008

Footnote:

1. ***The above estimated DPU is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU may differ from the above estimated DPU if any of the Convertible Bonds are converted into Units before the book closure date.***

CAPITAMALL TRUST
2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENTS & DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited ("CRS"), an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager. RCS Trust is 40% owned by CMT and 60% owned by CCT.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

On a recurring basis, as the results of CRCT are not expected to be announced in sufficient time to be included in CMT Group's results for the same calender quarter, CMT Group will equity account the results of CRCT based on a 3 month lag time.

On 13 April 2007, CMT established up a wholly-owned subsidiary, CMT MTN Pte. Ltd. ("CMT MTN") to provide treasury services, including on-lending to CMT the proceeds from issuances of notes under an unsecured multicurrency medium term note programme.

On 1 June 2007, CMT acquired the balance 72.8% of the Class E Bonds of CRS which were not held by CMT then. CMT was the sole owner of the Class E Bonds and effectively owns 100.0% of the beneficial interest in the property portfolio of CRS which comprises three shopping malls in Singapore.

On 5 February 2008, to maintain its 20.0% interest in CRCT, CMT subscribed 27,605,000 units in CRCT at an aggregate value of S$37,543,000. With this investment, CMT holds an aggregate of 122,705,000 units in CRCT at total cost of S$130,836,000.

On 27 February 2008, the Class E Bonds were redeemed by CRS. In addition, S$213,000,000 Junior Bonds Due 2018 ("Junior Bonds") was issued by CRS and fully subscribed by CMT. CMT is the sole owner of the Junior Bonds and continues to effectively own 100.0% of the beneficial interest in the property portfolio of CRS.

On 22 May 2008, CMT entered into a sales and purchase agreement to acquire Atrium@Orchard.

On 2 July 2008, CMT issued S$650.0 million Convertible Bonds convertible into new units of CMT. The net proceeds from the issue of the Convertible Bonds were applied towards the acquisition of Atrium@Orchard on 15 August 2008.

CAPITAMALL TRUST
2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENTS & DISTRIBUTION ANNOUNCEMENT

1(a)(i) Statements of total return (3Q 2008 vs 3Q 2007)

	Group			Trust		
	3Q 2008[1] S$'000	3Q 2007 S$'000	% Change	3Q 2008[1] S$'000	3Q 2007 S$'000	% Change
Gross rental income	120,258	106,128	13.3	87,773	76,849	14.2
Car park income	3,383	3,304	2.4	2,317	2,282	1.5
Other income	6,103	5,037	21.2	4,722	4,022	17.4
Gross revenue	**129,744**	**114,469**	**13.3**	**94,812**	**83,153**	**14.0**
Property management fees	(4,849)	(4,059)	19.5	(3,530)	(2,870)	23.0
Property tax	(12,314)	(10,737)	14.7	(8,731)	(7,633)	14.4
Other property operating expenses [2]	(25,672)	(22,857)	12.3	(19,172)	(17,131)	11.9
Property operating expenses	**(42,835)**	**(37,653)**	**13.8**	**(31,433)**	**(27,634)**	**13.7**
Net property income	**86,909**	**76,816**	**13.1**	**63,379**	**55,519**	**14.2**
Interest income	861	278	NM	6,364	4,651	36.8
Investment income [3]	-	-	-	13,257	11,329	17.0
Asset management fees	(8,245)	(6,687)	23.3	(6,086)	(4,947)	23.0
Trust expenses	(690)	(922)	(25.2)	(471)	(715)	(34.1)
Finance costs	(30,609)	(21,357)	43.3	(23,678)	(13,496)	75.4
Net income before share of profit of associate	**48,226**	**48,128**	**0.2**	**52,765**	**52,341**	**0.8**
Share of profit of associate [4]	4,133	1,122	NM	-	-	-
Net income	**52,359**	**49,250**	**6.3**	**52,765**	**52,341**	**0.8**
Change in fair value of financial derivatives [5]	24,635	-	NM	24,635	-	NM
Total return for the period before taxation	**76,994**	**49,250**	**56.3**	**77,400**	**52,341**	**47.9**
Taxation [6]	(1,278)	(127)	NM	-	-	-
Total return for the period	**75,716**	**49,123**	**54.1**	**77,400**	**52,341**	**47.9**

Distribution statement

Net income before share of profit of associate	**48,226**	**48,128**	**0.2**	**52,765**	**52,341**	**0.8**
Net effect of non-tax deductible items [7]	11,147	3,679	NM	9,661	2,417	NM
Distribution income from associate [8]	3,338	3,109	7.4	-	-	-
Net profit from subsidiaries	(285)	(158)	80.4	-	-	-
Amount available for distribution to unitholders	**62,426**	**54,758**	**14.0**	**62,426**	**54,758**	**14.0**
Distributable income to unitholders [9]	**60,757**	**53,204**	**14.2**	**60,757**	**53,204**	**14.2**

Footnotes :

1. *The acquisition of Atrium@Orchard was completed on 15 August 2008.*

2. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	3Q 2008 S$'000	3Q 2007 S$'000	% Change	3Q 2008 S$'000	3Q 2007 S$'000	% Change
Depreciation and amortization	*236*	*297*	*(20.5)*	*164*	*243*	*(32.5)*
Bad debts written off	*15*	*-*	*NM*	*14*	*8*	*75.0*

3. *Investment income for 3Q 2008 relates to distributable income from RCS Trust for 3Q 2008 and distributable income from CRCT for the period from 5 February 2008 to 30 June 2008. In conjunction with the equity fund raising to partly finance the acquisition of Xizhimen Mall, Beijing, CRCT declared a cumulative distribution for the period from 1 July 2007 to 4 February 2008 in 2Q 2008.*
   Investment income for 3Q 2007 relates to distributable income from RCS Trust for 3Q 2007 and distributable income from CRCT for the period from 23 October 2006 to 30 June 2007.

4. *Share of profit of associate relates to the equity accounting of CRCT's results on a 3 month lag basis.*

5. *This relates to the fair value gain on re-measurement of the derivatives arising on the Convertible Bonds.*

6. *This includes 100% share in CRS's and CMT MTN's income tax.*

7. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	3Q 2008 S$'000	3Q 2007 S$'000	% Change	3Q 2008 S$'000	3Q 2007 S$'000	% Change
Non-tax deductible items						
- Asset management fees	*3,413*	*3,048*	*12.0*	*2,176*	*1,957*	*11.2*
- Trustee's fees	*52*	*209*	*(75.1)*	*17*	*178*	*(90.4)*
- Temporary differences and other adjustments	*7,682*	*422*	*NM*	*7,468*	*282*	*NM*
Net effect of non-tax deductible items	*11,147*	*3,679*	*NM*	*9,661*	*2,417*	*NM*

8. *For 3Q 2008, this relates to the distribution income received from CRCT for the period 5 February 2008 to 30 June 2008. For 3Q 2007, this relates to the distribution income received from CRCT for the period 23 October 2006 to 30 June 2007.*

9. *On 25 September 2008, CMT received distribution income from CRCT for the period 5 February 2008 to 30 June 2008. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for 3Q 2008 includes approximately S$0.7 million of net capital distribution and S$0.1 million of net tax-exempt income from CRCT, both after interest expense of S$0.9 million. Approximately S$1.6 million of distribution income from CRCT in 3Q 2008 has been retained for distribution in 4Q 2008.*

NM – not meaningful

1(a)(ii) Statements of total return (YTD Sep 2008 vs YTD Sep 2007)

	Group			Trust		
	YTD Sep 2008[1] S$'000	YTD Sep 2007 S$'000	% Change	YTD Sep 2008[2] S$'000	YTD Sep 2007 S$'000	% Change
Gross rental income	349,006	292,446	19.3	252,853	228,231	10.8
Car park income	10,335	8,648	19.5	7,097	6,582	7.8
Other income	17,098	14,733	16.1	13,200	12,817	3.0
Gross revenue	**376,439**	**315,827**	**19.2**	**273,150**	**247,630**	**10.3**
Property management fees	(14,137)	(11,625)	21.6	(10,260)	(8,999)	14.0
Property tax	(35,550)	(29,651)	19.9	(24,848)	(23,394)	6.2
Other property operating expenses [3]	(71,536)	(64,103)	11.6	(52,407)	(52,537)	(0.2)
Property operating expenses	**(121,223)**	**(105,379)**	**15.0**	**(87,515)**	**(84,930)**	**3.0**
Net property income	**255,216**	**210,448**	**21.3**	**185,635**	**162,700**	**14.1**
Interest income	1,636	793	NM	16,357	8,457	93.4
Investment income [4]	-	-	-	36,987	27,764	33.2
Asset management fees	(22,854)	(18,739)	22.0	(16,641)	(14,563)	14.3
Trust expenses	(3,148)	(2,263)	39.1	(2,490)	(1,798)	38.5
Finance costs	(72,496)	(53,731)	34.9	(51,106)	(37,717)	35.5
Net income before share of profit of associates	**158,354**	**136,508**	**16.0**	**168,742**	**144,843**	**16.5**
Share of profit of associates [5]	5,745	36,103	(84.1)	-	-	-
Net income	**164,099**	**172,611**	**(4.9)**	**168,742**	**144,843**	**16.5**
Change in fair value of financial derivatives [6]	24,635	-	NM	24,635	-	NM
Net change in fair value of investment properties	281,298	290,344	(3.1)	226,073	232,653	(2.8)
Total return for the period before taxation	**470,032**	**462,955**	**1.5**	**419,450**	**377,496**	**11.1**
Taxation [7]	(1,644)	(218)	NM	-	-	-
Total return for the period	**468,388**	**462,737**	**1.2**	**419,450**	**377,496**	**11.1**

Distribution statement

Net income before share of profit of associates	**158,354**	**136,508**	**16.0**	**168,742**	**144,843**	**16.5**
Net effect of non-tax deductible items [8]	20,081	13,955	43.9	15,826	10,227	54.7
Distribution income from associate [9]	7,180	3,109	NM	-	-	-
Interest income from associate [10]	-	2,063	NM	-	-	-
Net profit from subsidiaries	(1,047)	(565)	85.3	-	-	-
Amount available for distribution to unitholders	**184,568**	**155,070**	**19.0**	**184,568**	**155,070**	**19.0**
Distributable income to unitholders[11]	**177,399**	**148,916**	**19.1**	**177,399**	**148,916**	**19.1**

Footnotes :

1. *The Group's results for YTD Sep 2008 include consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007).*
   The acquisition of Atrium@Orchard was completed on 15 August 2008, and the acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The acquisition of Atrium@Orchard was completed on 15 August 2008, and the acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	% Change	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	% Change
Depreciation and amortization	*653*	*1,408*	*(53.6)*	*459*	*1,279*	*(64.1)*
Bad debts written off	*35*	*13*	*NM*	*34*	*21*	*61.9*
Allowance for doubtful receivables	*-*	*2*	*NM*	*-*	*2*	*NM*

4. *Investment income for YTD Sep 2008 relates to distributable income from RCS Trust for YTD Sep 2008 and distributable income from CRCT for the period from 1 July 2007 to 30 June 2008. Investment income for YTD Sep 2007 relates to distributable income from RCS Trust for YTD Sep 2007 and distributable income from CRCT for the period from 23 October 2006 to 30 June 2007.*

5. *Share of profit of associate relates to the equity accounting of CRCT's results on a 3 month lag basis. Share of profit of associates for YTD Sep 2007 also includes equity accounting of CRS's results for 1 Apr 2007 to 31 May 2007 (when it was still an associate). With effect from 1 June 2007, CRS is a subsidiary of CMT.*

6. *This relates to the fair value gain on re-measurement of the derivatives arising on the Convertible Bonds.*

7. *For YTD Sep 2008, this includes 100% share in CRS's income tax and CMT MTN's income tax. For YTD Sep 2007, this includes 100% share in CRS's income tax after 1 June 2007.*

8. *Included in the non-tax deductible items are the following:*

	Group			Trust		
	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	*% Change*	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	*% Change*
Non-tax deductible items						
- Asset management fees	*9,876*	*9,578*	*3.1*	*6,222*	*6,347*	*(2.0)*
- Trustee's fees	*433*	*601*	*(28.0)*	*333*	*509*	*(34.6)*
- Temporary differences and other adjustments	*9,772*	*3,776*	*NM*	*9,271*	*3,371*	*NM*
Net effect of non-tax deductible items	*20,081*	*13,955*	*43.9*	*15,826*	*10,227*	*54.7*

9. *For YTD Sep 2008, this relates to the distribution income received from CRCT for the period 1 July 2007 to 30 June 2008. For YTD Sep 2007, this relates to the distribution income received from CRCT for the period 23 October 2006 to 30 June 2007.*

10. *For YTD Sep 2007, this relates to the income received for the period from 1 Jan 2007 to 31 May 2007 when CRS was still an associate.*

11. *CMT received distribution income from CRCT on 25 March 2008 and 25 September 2008 for the period 1 July 2007 to 4 February 2008 and 5 February 2008 to 30 June 2008 respectively. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for 3Q 2008 includes approximately S$0.7 million of net capital distribution and S$0.1 million of net tax-exempt income from CRCT, both after interest expense of S$0.9 million. Approximately S$1.6 million of distribution income from CRCT in 3Q 2008 has been retained for distribution in 4Q 2008.*

    CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2008. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2008, CMT has retained S$5.5 million of its taxable income available for distribution to Unitholders. For the same reason as mentioned above, CMT retained S$4.6 million of its taxable income in 1st quarter 2007, which was fully distributed in the 4th quarter of the same year.

NM – not meaningful

1(b)(i) **Balance sheets**

As at 30 Sep 2008 vs 31 Dec 2007

	Group			Trust		
	30 Sep 2008 S$'000	31 Dec 2007 S$'000	% Change	30 Sep 2008 S$'000	31 Dec 2007 S$'000	% Change
Non-current assets						
Plant & equipment	2,034	1,375	47.9	1,417	935	51.6
Investment properties [1]	7,063,298	5,777,900	22.2	5,213,248	4,021,000	29.7
Interest in subsidiaries [2]	-	-	-	356,220	356,220	-
Interest in associate [3]	131,579	98,053	34.2	130,836	93,293	40.2
Interest in joint venture	-	-	-	533,279	529,719	0.7
Financial derivatives	2,868	-	NM	-	-	-
Total non-current assets	**7,199,779**	**5,877,328**	**22.5**	**6,235,000**	**5,001,167**	**24.7**
Current assets						
Inventories	180	182	(1.1)	-	-	-
Financial derivatives	2,192	-	NM	-	-	-
Trade & other receivables	12,020	10,840	10.9	24,196	22,907	5.6
Cash & cash equivalents	163,805	68,918	NM	132,275	35,493	NM
Total current assets	**178,197**	**79,940**	**NM**	**156,471**	**58,400**	**NM**
Less						
Current liabilities						
Trade & other payables	120,143	116,793	2.9	85,197	82,200	3.6
Short term borrowings [4]	615,393	150,000	NM	267,543	150,000	78.4
Provisions for taxation	1,918	1,018	88.4	-	-	-
Total current liabilities	**737,454**	**267,811**	**NM**	**387,450**	**232,200**	**66.9**
Net current (liabilities)	**(559,257)**	**(187,871)**	**NM**	**(230,979)**	**(173,800)**	**32.9**
Less						
Non-current liabilities						
Financial derivatives [5]	34,710	-	NM	34,710	-	NM
Long term borrowings [6]	1,900,887	1,892,949	0.4	1,555,649	1,240,251	25.4
Debt securities [5]	586,127	-	NM	586,127	-	NM
Non-current portion of security deposits	74,334	70,720	5.1	56,665	55,666	1.8
Other payables	435	3,974	(89.1)	-	-	-
Total non-current liabilities	**2,596,493**	**1,967,643**	**32.0**	**2,198,441**	**1,295,917**	**69.6**
Net assets	**4,044,029**	**3,721,814**	**8.7**	**3,805,580**	**3,531,450**	**7.8**
Unitholders' funds	**4,044,029**	**3,721,814**	**8.7**	**3,805,580**	**3,531,450**	**7.8**

Footnotes:

1. *Investment properties are stated at valuation performed by independent professional valuers as at 1 June 2008, adjusted for capital expenditure capitalised. The acquisition of Atrium@Orchard was completed on 15 August 2008.*
2. *Interest in subsidiaries includes cost of investment in CRS and CMT MTN.*
3. *Interest in associate consists of cost of investment in CRCT. On 5 February 2008, to maintain its 20.0% interest in CRCT, CMT subscribed for 27,605,000 units in CRCT at an aggregate value of S$37,543,000. Aggregate investment in CRCT amount to 122,705,000 units at cost of S$130.8 million.*
4. *On 4 February 2008, S$37.5 million short term borrowings were drawn down to finance the additional investment in CRCT.*
   On 8 May 2008, CMT MTN issued S$80.0 million 1 year notes through its S$1.0 billion Multicurrency Medium Term Note Programme ("MTN Programme") at 2.8% which was on lent to CMT.
   At Group level, short term borrowings as at 30 September 2008 include short term borrowings arising from CMT's 40% interest in Raffles City of S$8.8 million. In addition, Class A to D Bonds and Revolving Credit Facility ("RCF") of CRS, previously classified as long term borrowings as at 31 December 2007 have been refinanced on 27 February 2008 by term loan of S$320.0 million due August 2009. RCF of S$18.7 million has been drawn down by CRS to finance Asset Enhancement Initiatives ("AEI") works.
5. *On 2 July 2008, CMT issued S$650.0 million Convertible Bonds convertible into new units of CMT. The net proceeds from the issue of the Convertible Bonds were applied towards the acquisition of Atrium@Orchard on 15 August 2008.*
   Financial derivatives as at 30 September 2008 relates to the fair value of the derivatives arising from the Convertible Bonds.
   Debt securities as at 30 September 2008 relates to the Convertible Bonds, adjusted for the fair value of derivatives arising from the Convertible Bonds, net of fees and expenses incurred for the debt raising exercise amortised over 5 years.
6. *On 1 April 2008 and 30 April 2008, CMT MTN issued two 2-year notes through its S$1.0 billion MTN Programme consisting of S$155.0 million at 3.25% and S$160.0 million at Singapore dollar swap offer rate plus 1.65% respectively. These were on lent to CMT.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group		Trust	
	30 Sep 2008 S$'000	31 Dec 2007 S$'000	30 Sep 2008 S$'000	31 Dec 2007 S$'000
Amount repayable after one year				
Secured borrowings	1,904,400	1,897,408	1,558,000	1,243,000
Debt securities (unsecured)	595,960	-	595,960	-
	2,500,360	1,897,408	2,153,960	1,243,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans and debt securities	(13,346)	(4,459)	(12,184)	(2,749)
	2,487,014	**1,892,949**	**2,141,776**	**1,240,251**

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

Details of any collateral at CRS

As security for the borrowings, CRS and its subsidiaries ("CRS Group") and / or CRS has granted in favour of the lenders the following:

(i) First or second ranking debentures creating fixed and floating charges over the assets of CRS Group;

(ii) First or second fixed charges over the bank and other operating accounts of CRS's subsidiaries;

(iii) First or second fixed charges over the units held by CRS in its subsidiaries;

(iv) First or second assignments of rights, title and interest of CRS in the loan agreements and all securities provided to CRS by the subsidiaries for the mortgage loans;

(v) First or second assignments of the rights, title and interest of the subsidiaries in the following:-

- Property management agreements and asset management agreements relating to the properties;
- Tenancy and tenancy-related agreements and other sale and purchase agreements relating to the properties; and
- Insurances effected over the properties;

(vi) Mortgages over each of the properties.

Debt Securities

Prior to the creation of a first priority legal mortgage in favour of the trustee of the Convertible Bonds on the Security Completion Date (as defined below) on behalf of the holders of the Convertible Bonds, in respect of the property known as Atrium@Orchard, the Convertible Bonds constitute direct, unsubordinated, unconditional and unsecured obligations of CMT and shall at all times rank *pari passu* and without any preference or priority among themselves.

The Security Completion Date means a date which shall be no later than the date in which the first of the following occurs:

(i) the date falling 130 days from (and including) the date falling 12 weeks from (and including) the date of the sale and purchase agreement for Atrium@Orchard (the "Sale and Purchase Agreement") or such earlier date (if any) as may be agreed between the Trustee and the vendor of Atrium@Orchard (the "Acquisition Completion Date"); and

(ii) the date falling 40 days from (and including) the date of issue of the lease, granting to the Trustee a leasehold term of 99 years from the Acquisition Completion Date in relation to Atrium@Orchard, which pursuant to the Sale and Purchase Agreement, will be a date not later than 90 days from the Acquisition Completion Date.

1(c) Cash flow statement (3Q 2008 vs 3Q 2007)

	Group	
	3Q 2008[1] S$'000	3Q 2007 S$'000
Operating activities		
Net Income	52,359	49,250
Adjustments for:		
Interest income	(861)	(278)
Finance costs	30,609	21,357
Depreciation and amortization	236	297
Bad debts written off	15	-
Asset management fee paid/payable in units	3,413	3,048
Share of profit of associates	(4,133)	(1,122)
Operating income before working capital changes	81,638	72,552
Changes in working capital:		
Inventories	(4)	-
Trade and other receivables	1,937	(46)
Trade and other payables	4,673	902
Security deposits	3,583	64
Cash generated from operating activities	**91,827**	**73,472**
Investing activities		
Interest received	859	276
Distribution received from associate	3,338	3,109
Net cash outflow on purchase of subsidiary	-	(1,782)
Net cash outflow on purchase of investment properties	(764,164)	-
Capital expenditure on investment properties	(27,865)	(29,171)
Purchase of plant and equipment	(706)	(269)
Cash flows from investing activities	**(788,538)**	**(27,837)**
Financing activities		
Issue and financing expenses	(11,324)	-
Proceeds from interest bearing loans and borrowings	7,400	37,600
Proceeds from issue of Convertible Bonds	650,000	-
Distribution to unitholders[2]	(58,583)	(48,789)
Interest paid	(17,813)	(26,436)
Cash flows from financing activities	**569,680**	**(37,625)**
Increase / (decrease) in cash and cash equivalent	**(127,031)**	**8,010**
Cash and cash equivalent at beginning of period	**290,836**	**59,792**
Cash and cash equivalent at end of period	**163,805**	**67,802**

Footnotes:

1. *The acquisition of Atrium@Orchard was completed on 15 August 2008.*
2. *Distribution for 3Q 2008 is for the period from 1 April 2008 to 30 June 2008 paid in August 2008. Distribution for 3Q 2007 is for the period from 1 April 2007 to 30 June 2007 paid in August 2007.*

1(c) Cash flow statement (YTD Sep 2008 vs YTD Sep 2007)

	Group	
	YTD Sep 2008[1] S$'000	YTD Sep 2007 S$'000
Operating activities		
Net Income	164,099	172,611
Adjustments for:		
Interest income	(1,636)	(793)
Finance costs	72,496	53,731
Depreciation and amortization	653	1,408
Allowance for doubtful receivables	-	2
Bad debts written off	35	13
Asset management fee paid/payable in units	9,876	9,578
Share of profit of associates	(5,745)	(36,103)
Operating income before working capital changes	239,778	200,447
Changes in working capital:		
Inventories	2	(14)
Trade and other receivables	(196)	1,629
Trade and other payables	1,019	8,246
Security deposits	8,737	8,074
Cash generated from operations	**249,340**	**218,382**
Tax paid	(864)	-
Cash generated from operating activities	**248,476**	**218,382**
Investing activities		
Investment in associate	(37,543)	-
Interest received	1,631	3,313
Distribution received from associate	7,180	3,109
Net cash outflow on purchase of subsidiary	-	(274,482)
Net cash outflow on purchase of investment properties	(848,144)	-
Capital expenditure on investment properties	(168,961)	(70,590)
Purchase of plant and equipment	(1,084)	(449)
Cash flows from investing activities	**(1,046,921)**	**(339,099)**
Financing activities		
Issue and financing expenses	(14,112)	(1,632)
Proceeds from interest bearing loans and borrowings	780,043	683,683
Repayment of interest bearing loans and borrowings	(312,789)	(332,500)
Proceeds from issue of Convertible Bonds	650,000	-
Distribution to unitholders[2]	(155,365)	(147,971)
Interest paid	(54,445)	(60,262)
Cash flows from financing activities	**893,332**	**141,318**
Increase / (decrease) in cash and cash equivalent	**94,887**	**20,601**
Cash and cash equivalent at beginning of period	**68,918**	**47,201**
Cash and cash equivalent at end of period	**163,805**	**67,802**

Footnotes:

1. *The Group's results for YTD Sep 2008 include consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007).*
   The acquisition of Atrium@Orchard was completed on 15 August 2008, and the acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *Distribution for YTD Sep 2008 is for the period from 7 November 2007 to 31 December 2007 paid in February 2008, distribution for the period 1 January 2008 to 31 March 2008 paid in May 2008 and distribution for the period 1 April 2008 to 30 June 2008 paid in August 2008.*
   Distribution for YTD Sep 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007, distribution for the period 1 January 2007 to 31 March 2007 paid in May 2007 and distribution for the period 1 April 2007 to 30 June 2007 paid in August 2007.

1(d)(i) <u>Statements of changes in unitholders' funds (3Q 2008 vs 3Q 2007)</u>

<u>As at 30 Sep 2008 vs 30 Sep 2007</u>

	Group		Trust	
	3Q 2008[1] S$'000	3Q 2007 S$'000	3Q 2008[1] S$'000	3Q 2007 S$'000
Balance as at beginning of period	**4,037,848**	**3,300,580**	**3,783,363**	**3,159,370**
Operations				
Total return for the period / net increase in net assets resulting from operations	75,716	49,123	77,400	52,341
Movement in hedging reserve[2]	**(14,822)**	**(1,600)**	**-**	**-**
Movement in foreign currency translation reserve[2]	**460**	**602**	**-**	**-**
Movement in general reserve[2]	**10**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Management fee paid / payable in units	2,176	1,957	2,176	1,957
- Units issued / to be issued in respect of RCS Trust's manager's asset management fees	1,224	1,100	1,224	1,100
Distribution to unitholders [3]	(58,583)	(48,789)	(58,583)	(48,789)
Net decrease in net assets resulting from unitholders' transactions	**(55,183)**	**(45,732)**	**(55,183)**	**(45,732)**
Balance as at end of period	**4,044,029**	**3,302,973**	**3,805,580**	**3,165,979**

Footnotes:

1. *The acquisition of Atrium@Orchard was completed on 15 August 2008.*
2. *This includes Group's 20.0% share in CRCT's hedging reserves, general reserves and foreign currency translation reserves and CRS's hedging reserves.*
3. *Distribution for 3Q 2008 is for the period from 1 April 2008 to 30 June 2008 paid in August 2008.*
   Distribution for 3Q 2007 is for the period from 1 April 2007 to 30 June 2007 paid in August 2007.

1(d)(i) Statements of changes in unitholders' funds (YTD Sep 2008 vs YTD Sep 2007)

As at 30 Sep 2008 vs 30 Sep 2007

	Group		Trust	
	YTD Sep 2008[1] S$'000	YTD Sep 2007 S$'000	YTD Sep 2008[2] S$'000	YTD Sep 2007 S$'000
Balance as at beginning of period	**3,721,814**	**2,975,814**	**3,531,450**	**2,925,628**
Operations				
Total return for the period / net increase in net assets resulting from operations	468,388	462,737	419,450	377,496
Movement in hedging reserve[3]	**1,732**	**2,377**	**-**	**-**
Movement in foreign currency translation reserve [3]	**(2,577)**	**(810)**	**-**	**-**
Movement in general reserve[3]	**(8)**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Management fee paid / payable in units	6,222	6,347	6,222	6,347
- Units issued / to be issued in respect of RCS Trust's manager's asset management fees	3,560	3,145	3,560	3,145
- Units issued in respect of acquisition fees for CRS [4]	-	1,334	-	1,334
Issue expenses	263	-	263	-
Distribution to unitholders[5]	(155,365)	(147,971)	(155,365)	(147,971)
Net decrease in net assets resulting from unitholders' transactions	**(145,320)**	**(137,145)**	**(145,320)**	**(137,145)**
Balance as at end of period	**4,044,029**	**3,302,973**	**3,805,580**	**3,165,979**

Footnotes:

1. *Group's results include consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007).*
   The acquisition of Atrium@Orchard was completed on 15 August 2008, and the acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.
2. *The acquisition of Atrium@Orchard was completed on 15 August 2008, and the acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserves, general reserves and foreign currency translation reserves and CRS's hedging reserves.*
4. *322,685 new units were issued on 21 June 2007 as payment of acquisition fees for the acquisition of CRS.*
5. *Distribution for YTD Sep 2008 is for the period from 7 November 2007 to 31 December 2007 paid in February 2008, distribution for the period 1 January 2008 to 31 March 2008 paid in May 2008 and distribution for the period 1 April 2008 to 30 June 2008 paid in August 2008.*
   Distribution for YTD Sep 2007 is for the period from 1 October 2006 to 31 December 2006 paid in February 2007, distribution for the period 1 January 2007 to 31 March 2007 paid in May 2007 and distribution for the period 1 April 2007 to 30 June 2007 paid in August 2007.

1(d)(ii) Details of any change in the issued and issuable units (3Q 2008 vs 3Q 2007)

	Trust	
	3Q 2008 Units	3Q 2007 Units
Balance as at beginning of period	**1,664,299,111**	**1,563,765,404**
New units issued :		
- As payment of asset management fees [1]	1,094,614	816,107
Issued units as at end of period	**1,665,393,725**	**1,564,581,511**
New units to be issued		
- As payment of asset management fees [2]	916,405	520,820
Total issued and issuable units as at end of period	**1,666,310,130**	**1,565,102,331**

Footnotes:
1. *These were the performance component of the asset management fees for 2Q 2008 and 2Q 2007 which were issued in August 2008 and August 2007 respectively.*
2. *These were the performance component of the asset management fees for 3Q 2008 (which will be issued by November 2008) and 3Q 2007 (that have been issued in November 2007).*

1(d)(ii) Details of any change in the issued and issuable units (YTD Sep 2008 vs YTD Sep 2007)

	Trust	
	YTD Sep 2008 Units	YTD Sep 2007 Units
Balance as at beginning of period	**1,662,392,686**	**1,561,440,705**
New units issued :		
- As payment of asset management fees [1]	3,001,039	2,818,121
- As payment of acquisition fees for CRS	-	322,685
Issued units as at end of period	**1,665,393,725**	**1,564,581,511**
New units to be issued		
- As payment of asset management fees [2]	916,405	520,820
Total issued and issuable units as at end of period	**1,666,310,130**	**1,565,102,331**

Footnotes:
1. *These were the performance component of the asset management for 4Q 2007, 1Q 2008 and 2Q 2008 which were issued in February 2008, May 2008 and August 2008 respectively. For YTD Sep 2007, the units were issued for 4Q 2006, 1Q 2007 and 2Q 2007 in February 2007, May 2007 and August 2007 respectively.*
2. *These were the performance component of the asset management fees for 3Q 2008 (which will be issued by November 2008) and 3Q 2007 (that have been issued in November 2007).*

Convertible Bonds

CMT has issued S$650.0 million of Convertible Bonds due in 2013 which are convertible by holders into new units of CMT ("Units") at any time on or after 11 August 2008 (provided further that during the period commencing 11 August 2008 and ending on 1 January 2009, such right to convert into new Units may only be exercised on the occurrence of certain specified events) at a conversion price of S$4.36 per Unit (the "Conversion Price"), which remained outstanding as at 30 September 2008.

There has been no conversion of any of the above Convertible Bonds since the date of their issue.

Assuming the Convertible Bonds are fully converted based on the Conversion Price, the number of new Units to be issued would be 149,082,569, representing 9.0% of the total number of Units in issue as at 30 September 2008.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (3Q 2008 vs 3Q 2007)

In computing the DPU, the number of units as at the end of each period is used.

	Group		Trust	
	3Q 2008	3Q 2007	3Q 2008	3Q 2007
Earnings per unit ("EPU")				
Basic EPU				
Weighted average number of units in issue	1,664,987,257	1,564,258,955	1,664,987,257	1,564,258,955
Based on weighted average number of units in issue [1]	4.55¢	3.14¢	4.65¢	3.35¢
Dilutive EPU				
Weighted average number of units in issue (Diluted)	1,812,449,363	1,564,258,955	1,812,449,363	1,564,258,955
Based on fully diluted basis [2]	3.28¢	3.14¢	3.38¢	3.35¢
Distribution per unit ("DPU")				
Number of units in issue at end of period	1,665,393,725	1,564,581,511	1,665,393,725	1,564,581,511
Based on the number of units in issue at end of period	3.64¢ [3,4]	3.40¢ [3]	3.64¢ [3,4]	3.40¢ [3]

Footnotes:

1. *In computing basic EPU, total return for the period after tax and the weighted average number of units at the end of the period are used.*
2. *In computing fully diluted EPU, the total return for the period after tax and the weighted average number of units at the end of the period are adjusted for the effects of all dilutive potential units arising from the assumed conversion of the Convertible Bonds to Units.*
3. *DPU for 3Q 2008 is after retaining approximately S$1.6 million of distribution income from CRCT. DPU for 3Q 2007 is after retaining S$1.6 million of distribution income from CRCT.*

4. *The DPU in the table above is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.*

	Group		Trust	
	YTD Sep 2008	YTD Sep 2007	YTD Sep 2008	YTD Sep 2007
Earnings per unit ("EPU")				
Basic EPU				
Weighted average number of units in issue	1,663,978,759	1,563,192,685	1,663,978,759	1,563,192,685
Based on weighted average number of units in issue [1]	28.15¢	29.60¢	25.21¢	24.15¢
Dilutive EPU				
Weighted average number of units in issue (Diluted)	1,713,491,583	1,563,192,685	1,713,491,583	1,563,192,685
Based on fully diluted basis [2]	26.39¢	29.60¢	23.53¢	24.15¢
Distribution per unit ("DPU")				
Number of units in issue at end of period	1,665,393,725	1,564,581,511	1,665,393,725	1,564,581,511
Based on the number of units in issue at end of period	10.64¢ [3,4]	9.52¢ [3]	10.64¢ [3,4]	9.52¢ [3]

Footnotes:

1. *In computing the EPU, total return for the period after tax and the weighted average number of units at the end of the period are used.*

2. *In computing fully diluted EPU, the total return for the period after tax and the weighted average number of units at the end of the period are adjusted for the effects of all dilutive potential units arising from the assumed conversion of the Convertible Bonds to Units.*

3. *DPU for YTD Sep 2008 is after retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.6 million of distribution income from CRCT.*
   DPU for YTD Sep 2007 is after retaining S$4.6 million of taxable income available for distribution to Unitholders and S$1.6 million of distribution income from CRCT.

4. *The DPU is the table above is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU payable for 3Q 2008 may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.*

7 **Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group	
	30 Sep 08	31 Dec 07
NAV per unit	$2.43	$2.24
Adjusted NAV per unit (excluding the distributable income)	$2.39	$2.21

	Trust	
	30 Sep 08	31 Dec 07
NAV per unit	$2.28	$2.12
Adjusted NAV per unit (excluding the distributable income)	$2.25	$2.10

8 **Review of the performance**

	Group				
	3Q 2008 S$'000	3Q 2007 S$'000	2Q 2008 S$'000	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000
Income statement					
Gross revenue	**129,744**	**114,469**	**125,632**	**376,439**	**315,827**
Property operating expenses	(42,835)	(37,653)	(41,992)	(121,223)	(105,379)
Net property income	**86,909**	**76,816**	**83,640**	**255,216**	**210,448**
Interest income	861	278	590	1,636	793
Asset management fees	(8,245)	(6,687)	(7,657)	(22,854)	(18,739)
Trust expenses	(690)	(922)	(1,460)	(3,148)	(2,263)
Finance costs	(30,609)	(21,357)	(22,158)	(72,496)	(53,731)
Net income before share of profit of associates	**48,226**	**48,128**	**52,955**	**158,354**	**136,508**

	Group				
	3Q 2008 S$'000	3Q 2007 S$'000	2Q 2008 S$'000	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000
Distribution statement					
Net income	48,226	48,128	52,955	158,354	136,508
Net effect of non-tax deductible items	11,147	3,679	5,991	20,081	13,955
Distribution income from associate	3,338	3,109	-	7,180	3,109
Interest income from associate	-	-	-	-	2,063
Net profit from subsidiaries	(285)	(158)	(1,329)	(1,047)	(565)
Amount available for distribution to unitholders	**62,426**	**54,758**	**57,617**	**184,568**	**155,070**
Distributable income to unitholders	**60,757**[1]	**53,204**[3]	**58,647**[4]	**177,399**[5]	**148,916**[6]
Distribution per unit (in cents)					
For the period	3.64[1,2]	3.40[3]	3.52[4]	10.64[2,5]	9.52[6]
Annualised	14.48[1,2]	13.49[3]	14.16[4]	14.21[2,5]	12.73[6]

Footnotes:-

1. *After retaining approximately S$1.6 million of gross distribution income from CRCT.*
2. *The DPU in the table above is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU payable for 3Q 2008 may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.*
3. *After retaining approximately S$1.6 million of gross distribution income from CRCT.*
4. *After releasing S$1.0 million of net capital distribution income (after interest expense of S$0.9 million) from CRCT retained in 1Q 2008.*
5. *After retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.6 million of gross distribution income from CRCT.*
6. *After retaining S$4.6 million of taxable income available for distribution to Unitholders and approximately S$1.6 million of gross distribution income from CRCT.*

3Q 2008 vs 3Q 2007

Gross revenue for 3Q 2008 was S$129.7 million, an increase of S$15.3 million or 13.3% over 3Q 2007. Atrium@Orchard acquired on 15 August 2008 accounted for S$3.3 million increase in gross revenue. The other CMT malls and the 3 malls under CRS accounted for another S$9.4 million increase in revenue mainly due to new and renewal leases as well as higher revenue from Tampines Mall, IMM Building, Plaza Singapura and Bugis Junction with the completion of Asset Enhancement Initiatives ("AEI") works. CMT's 40% interest in Raffles City accounted for another S$2.6 million increase in gross revenue.

Property operating expenses for 3Q 2008 was S$42.8 million, an increase of S$5.2 million or 13.8% over 3Q 2007, mainly due to higher property tax, utilities and marketing expenses incurred. In addition, property operating expenses of Atrium@Orchard accounted for S$1.1 million.

Asset management fees was S$8.2 million, an increase of S$1.6 million or 23.3% over S$6.7 million in 3Q 2007 due to higher revenue as explained earlier and higher property values under management.

Finance costs for 3Q 2008 of S$30.6 million was S$9.3 million or 43.3% higher than the same quarter last year. This was mainly due to the interest and amortization costs relating to the Convertible Bonds of S$8.4 million. Interest of S$3.2 million was incurred on the three tranches of notes totaling S$395.0 million issued in April and May 2008 through CMT MTN's S$1 billion Multicurrency Medium Term Note Programme ("MTN Programme"). S$93.3 million short term borrowings to fund investment in CRCT as well as S$40.0 million short term borrowings to finance asset enhancement works were refinanced through the first tranche of note amounting to S$150.0 million issued in December 2007 through the MTN Programme. This was at a slightly higher interest rate, hence resulting in higher interest of S$0.2 million in 3Q 2008. In addition, interest of S$0.2 million was incurred on the S$37.5 million short term borrowings drawn down in February 2008 to finance the additional investment in CRCT. The increase was partially offset by the lower interest of S$1.0 million from the Class A to D Bonds and RCF of CRS that were refinanced in February 2008 at a lower overall all-in rate of 3.1%. On 7 November 2007, S$290.3 million short term loans was repaid with the proceeds of the private placement of 97.0 million units and this contributed to a decrease in interest of S$2.0 million.

3Q 2008 vs 2Q 2008

Gross revenue for 3Q 2008 was S$129.7 million compared with S$125.6 million for 2Q 2008, an increase of S$4.1 million or 3.3%. Atrium@Orchard accounted for S$3.3 million. Remaining increases in gross revenue of S$0.8 million were mainly due to new and renewal leases in Funan DigitaLife Mall, Tampines Mall, Plaza Singapura and Bugis Junction.

Property operating expenses was S$42.8 million compared with S$42.0 million for 2Q 2008, an increase of S$0.8 million or 2.0%.

Asset management fees was S$8.2 million, an increase of S$0.6 million or 7.7% against 2Q 2008 due to higher revenue and higher property values under management.

Finance costs for 3Q 2008 of S$30.6 million was S$8.5 million or 38.1% higher than 2Q 2008. This was mainly attributed to the interest and amortization costs relating to the Convertible Bonds mentioned above.

YTD Sep 2008 vs YTD Sep 2007

Gross revenue for YTD Sep 2008 was S$376.4 million, an increase of S$60.6 million or 19.2% over YTD Sep 2007. This was mainly due to increase in revenue of S$26.5 million from the three malls under CRS which contributed nine months of revenue in YTD Sep 2008 compared with four months of revenue in YTD Sep 2007 as the acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007. In addition, gross revenue from Atrium@Orchard which was acquired on 15 August 2008 accounted for a further S$3.3 million. The other CMT malls accounted for another S$22.2 million increase in revenue mainly due to new and renewal leases as well as higher revenue from Tampines Mall, IMM Building, Plaza Singapura and Bugis Junction following the completion of AEI works. CMT's 40% interest in Raffles City accounted for S$8.6 million in revenue.

Property operating expenses for YTD Sep 2008 was S$121.2 million, an increase of S$15.8 million or 15.0% over YTD Sep 2007 mainly due to the three malls under CRS acquired on 1 June 2007, which accounted for S$10.1 million. Atrium@Orchard accounted for a further S$1.1 million of property operating expenses. The increase in property operating expenses for the other CMT malls of S$1.5 million was mainly due to higher property tax and utilities expenses incurred. CMT's 40% interest in Raffles City accounted for S$3.1 million in property operating expenses.

Asset management fees for YTD Sep 2008 was S$22.9 million, an increase of S$4.1 million over YTD Sep 2007. This was mainly due to higher revenue as explained earlier and higher property values under

management.

Finance costs for YTD Sep 2008 of S$72.5 million was S$18.8 million or 34.9% higher than YTD Sep 2007. This was mainly attributed to interest and amortization costs relating to the Convertible Bonds of S$8.4 million mentioned above and interest of S$9.2 million incurred on the four tranches of notes totaling $545.0 million issued through CMT MTN's S$1 billion MTN Programme during 12 December 2007 to 8 May 2008. In addition, the increase was contributed by higher finance costs of S$5.2 million from CRS for the nine months in YTD Sep 2008 compared with four months of finance costs in YTD Sep 2007. Finance cost for YTD Sep 2007 included transaction costs of S$1.4 million incurred for the refinancing of the S$350.0 million Commercial Mortgage-Backed Securities ("CMBS") under Silver Maple and other short term borrowings, and interest of S$2.7 million incurred on the S$290.3 million short term loans which were repaid with the proceeds of the private placement in November 2007.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Below mentioned only relates to review of the results of Group[1].

9(i) Income statement (Actual vs Forecast)

	Actual 3Q 2008 S$'000	Forecast [2] 3Q 2008 S$'000	% Change
Gross rental income	120,258	113,579	5.9
Car park income	3,383	3,201	5.7
Other income	6,103	4,573	33.5
Gross revenue	**129,744**	**121,353**	**6.9**
Property management fees	(4,849)	(4,583)	5.8
Property tax	(12,314)	(10,910)	12.9
Other property operating expenses	(25,672)	(24,411)	5.2
Property operating expenses	**(42,835)**	**(39,904)**	**7.3**
Net property income	**86,909**	**81,449**	**6.7**
Interest income	861	20	NM
Asset management fees	(8,245)	(7,208)	14.4
Trust expenses	(690)	(762)	(9.4)
Finance costs	(30,609)	(20,220)	51.4
Net income before share of profit of associates	**48,226**	**53,279**	**(9.5)**

NM – not meaningful

Footnotes:

1. *Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS and CMT MTN and equity accounting of its associate, CRCT. The acquisition of Atrium@Orchard was completed on 15 August 2008.*
2. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*

9(ii) **Distribution statement (Actual vs Forecast)**

	Actual 3Q 2008 S$'000	Forecast [1] 3Q 2008 S$'000	% Change
Net income before share of profit of associates	**48,226**	**53,279**	**(9.5)**
Net effect of non-tax deductible items	11,147	3,736	NM
Distributable income from associate	3,338	4,207	(20.7)
Net (profit) / loss from subsidiaries	(285)	(211)	35.1
Amount available for distribution to unitholders	**62,426**	**61,011**	**2.3**
Distributable income to unitholders [2]	**60,757**	**58,908**	**2.8**
Distribution per unit (in cents)			
For the period	3.64[3]	3.54	2.8
Annualised	14.48[3]	14.08	2.8

NM – not meaningful

Footnotes:

1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*

2. *Actual for the period is after retaining approximately S$1.6 million of distribution income from CRCT, while forecast for the period assumed retaining approximately S$2.1 million of distribution from CRCT. The higher distribution income from CRCT forecasted for is mainly because the forecast assumed distribution income for the period 1 January 2008 to 30 June 2008 would be received in 3Q 2008. Actual distribution income from CRCT received in 3Q 2008 is for the period 5 February 2008 to 30 June 2008. In conjunction with the equity fund raising to partly finance the acquisition of Xizhimen Mall, Beijing, CRCT declared a cumulative distribution for the period from 1 July 2007 to 4 February 2008 in 1Q 2008.*

3. *The DPU in the table above is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.*

9(iii) **Breakdown of gross revenue**

	Actual 3Q 2008 S$'000	Forecast [1] 3Q 2008 S$'000	% Change
Tampines Mall	15,564	14,664	6.1
Junction 8	11,927	11,479	3.9
Funan DigitaLife Mall	7,320	7,094	3.2
IMM Building	18,513	17,401	6.4
Plaza Singapura	18,069	17,707	2.0
Bugis Junction	16,905	15,922	6.2
Atrium@Orchard	3,259	-	NM
Sembawang Shopping Centre[2], Hougang Plaza and Jurong Entertainment Centre	3,255	3,060	6.4
	94,812	**87,327**	**8.6**
40% interest in Raffles City	19,247	19,004	1.3
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	15,685	15,022	4.4
Gross revenue	**129,744**	**121,353**	**6.9**

NM – not meaningful

Footnotes:

1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*

2. *Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.*

9(iv) Breakdown of net property income

	Actual 3Q 2008 S$'000	Forecast [1] 3Q 2008 S$'000	% Change
Tampines Mall	10,665	10,461	2.0
Junction 8	7,952	7,755	2.5
Funan DigitaLife Mall	4,602	4,436	3.7
IMM Building	11,849	11,307	4.8
Plaza Singapura	12,779	12,632	1.2
Bugis Junction	11,324	10,149	11.6
Atrium@Orchard	2,206	-	NM
Sembawang Shopping Centre[2], Hougang Plaza and Jurong Entertainment Centre	2,002	1,733	15.5
	63,379	**58,473**	**8.4**
40% interest in Raffles City	13,580	13,533	0.3
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	9,950	9,443	5.4
Net property income	**86,909**	**81,449**	**6.7**

NM – not meaningful

Footnotes:

1. *For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.*

2. *Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.*

9(v) Review of the performance

Gross revenue for 3Q 2008 was S$129.7 million, an increase of S$8.4 million or 6.9% over the forecast for the same period. Atrium@Orchard acquired on 15 August 2008 accounted for S$3.3 million, while the balance was contributed by the other CMT malls, which performed better than forecast by 2.0% to 6.4%. This was mainly due to higher rental rates achieved on new and renewal leases. Other income also accounted for S$1.5 million of the increase.

Property operating expenses for the period was S$42.8 million, which is S$2.9 million higher than forecast for the same period. Property operating expenses from Atrium@Orchard accounted for S$1.1 million.

Asset management fees for the period was S$8.2 million or an increase of S$1.0 million over forecast for the same period mainly due to higher revenue and higher property values under management. The higher revenue and higher property values under management was also due to the acquisition of Atrium@Orchard on 15 August 2008, which was not forecasted for.

Finance cost for the period was S$30.6 million, which is S$10.4 million higher than the forecast for the same period. This was mainly due to the interest and amortization costs relating to the Convertible Bonds of S$8.4 million. The increase was further contributed by higher interest of S$2.1 million incurred on the three tranches of notes totaling S$395.0 million issued in April and May 2008 through CMT MTN's S$1 billion MTN Programme, as a lower amount was assumed to be drawn down in the forecast. The increase was partially offset by lower interest from the Class A to D Bonds and RCF of CRS that were refinanced in February 2008 at an overall all-in rate of 3.1% which is lower than the interest rate assumed in the forecast.

10 Commentary on the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months

Singapore economy has entered into a technical recession in 3Q 2008 as negative effects of the sub-prime crisis in the US, inflation and a deteriorating world economy have filtered into the domestic economy. Based on Ministry of Trade and Industry (MTI)'s advance estimates, Singapore economy has contracted by 0.5% in 3Q 2008 compared to the same period last year. On a quarter-on-quarter annualized basis, following a 5.6% decline in the previous quarter, real GDP declined by 6.3% in 3Q 2008.

The market has worsened in the current quarter as more financial institutions failed in the US. In view of the more-than-expected deterioration in external economic conditions as well as the slowdown in the manufacturing, financial and construction sectors, MTI has revised the GDP growth forecast in 2008 down from 4.0% - 5.0% to 3.0%. Going forward, with the softening oil price and the deteriorating state of the US economy, the US Fed will likely lower interest rates to prevent further weakening of the economy.

According to CB Richard Ellis (CBRE), retail rental remained unchanged in 3Q 2008. Prime retail rent along Orchard Road and suburban malls averaged $36.80 psf per month and $29.30 psf per month respectively. Both submarkets still enjoy strong occupancy amid current tight supply situation. Leasing market continues to remain active in the quarter. However, in the absence of improvement in the global economic situation, consumers will increasingly hold back on their discretionary spending and thus affect retail sales in the coming months. In view of this risk, retailers are exercising greater caution in their expansion plans.

Despite the short term uncertainties, Singapore's retail market is well supported by long term fundamentals. Singapore Tourism Board (STB) targets to increase visitor arrivals from 10 million in 2007 to 17 million in 2015. The opening of both Singapore's integrated resorts and hosting of the Youth Olympics in 2010 will bring positive benefits to the retail market. At the same time, the ongoing rejuvenation of Orchard Road will enhance Singapore's position as one of the choice shopping destinations. Long term growth in local consumption will also drive growth in the retail market. The latest mid-year estimates by Singapore Department of Statistics shows that total population has reached 4.84 million, with a record growth of 5.5% in 2008. With the government planning towards a 6.5 million population, we believe that population growth will contribute to growth of local consumption. As such, in the medium to long term, the retail market will continue to be supported by the growth in tourism industry and population.

Outlook for 2008

Notwithstanding the current economic situation, based on the committed leases as of 30 September 2008, the manager of CMT expects to outperform the projected distribution of 13.90 cents as stated in the forecast announced on 22 January 2008.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution : Distribution for 01July 2008 to 30 September 2008

Distribution Type	Estimated Distribution Rate (cents)[1]
Taxable Income	3.60
Tax-Exempt Income	0.01
Capital	0.03
Total	**3.64**

Footnote:

1. ***The above estimated Distribution per Unit is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of the distribution per Unit may differ from the above estimated Distribution per Unit if any of the Convertible Bonds are converted into Units before the book closure date.***

Par value of units : NA

Tax rate : Taxable Income Distribution
Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Tax-Exempt Income Distribution
Tax-exempt income distribution is exempt from Singapore income tax in the hands of all unitholders.

Capital Distribution
Capital distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital distribution will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.

Remarks : NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution : Distribution for 01 July 2007 to 30 September 2007

Distribution Type	Distribution Rate (cents)
Taxable Income	3.31
Capital	0.09
Total	**3.40**

Par value of units : NA

	Tax rate	: Taxable Income Distribution Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 18%. Capital Distribution Capital distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CMT units, the amount of capital distribution will be applied to reduce the cost base of their CMT units for Singapore income tax purposes.
	Remarks	: NA
11(c)	Date payable	: 27 November 2008
11(d)	Book closure date	: 30 October 2008

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaMall Trust (the "Manager") which may render the unaudited interim financial results of the Group and the Trust (comprising the balance sheets, consolidated statement of total return, statement of changes in unitholders' funds and consolidated cash flow statement, together with their accompanying notes) as at 30 September 2008 and the results of the business, changes in unitholders' funds and cash flows of the Group for the 9 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon
Director

Pua Seck Guan
Chief Executive Officer

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Kannan Malini
Company Secretary
21 October 2008

82 - 4507

CapitaMall Trust

News Release

21 October 2008
For immediate release

CMT Achieves 7.3%[1] Higher Third Quarter[2] 2008 Distribution per Unit

Defensive quality portfolio expected to sustain organic growth to Unitholders

Singapore, 21 October 2008 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a Distribution Per Unit in CMT ("DPU") for Third Quarter[2] 2008 of 3.64[3] cents (14.48 cents on an annualised basis), which is 7.3%[1] higher than the DPU for Third Quarter[4] 2007 of 13.49 cents (on an annualised basis). The annualised DPU for Year-To-Date ("YTD") September[5] 2008 of 14.21 cents also exceeds the annualised DPU for YTD September[6] 2007 of 12.73 cents by 11.6%.

CMT's distributable income[7] for Third Quarter[2] 2008 of S$60.8 million is S$1.9 million or 2.8% higher than the forecast[8] distributable income of S$58.9 million for the same period. Separately, CMT remains committed to distribute S$5.5 million of its taxable income available for distribution to Unitholders which was retained in First Quarter[9] 2008 in Fourth Quarter[10] 2008.

---

[1] Annualised Distribution per Unit for the period from 1 July 2008 to 30 September 2008 versus the annualised Distribution per Unit for the period from 1 July 2007 to 30 September 2007.
[2] For the period 1 July 2008 to 30 September 2008.
[3] The DPU in the table above is computed on the basis that none of the S$650.0 million convertible bonds due 2013 (the "Convertible Bonds") are converted into units in CMT ("Units") before the book closure date. Accordingly, the actual quantum of DPU may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.
[4] For the period 1 July 2007 to 30 September 2007.
[5] For the period 1 January 2008 to 30 September 2008.
[6] For the period 1 January 2007 to 30 September 2007
[7] On 25 September 2008, CMT received distribution income from CapitaRetail China Trust ("CRCT") for the period 5 February 2008 to 30 June 2008. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for Third Quarter 2008 includes approximately S$0.7 million of net capital distribution and S$0.1 million of net tax-exempt income from CRCT, both after interest expense of S$0.9 million. Approximately S$1.6 million of distribution income from CRCT in Third Quarter 2008 has been retained for distribution in Fourth Quarter 2008.
[8] For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.
[9] For the period 1 January 2008 to 31 March 2008.
[10] For the period 1 October 2008 to 31 December 2008.

The Books Closure Date is on 30 October 2008, and Unitholders can expect to receive their Third Quarter[2] 2008 DPU of 3.64[3] cents per unit on 27 November 2008.

Mr Hsuan Owyang, Chairman of CMTML, said, "We are pleased to announce the better than forecast Third Quarter[2] 2008 financial results amidst the global weakening economic conditions. In the next few quarters, our key strategies will focus on active capital management, proactive management of our existing portfolio to sustain organic growth, and successful execution of on-going and committed asset enhancement initiatives. In addition, we will be conservatively cautious, review new commitments carefully and will not sacrifice our liquidity for new projects. With our well-mapped out multi-pronged strategies, resilient portfolio of assets, coupled with our experienced and committed management team, we will steer CapitaMall Trust successfully through the challenging periods ahead."

Mr Lim Beng Chee, Chief Executive Officer-Designate of CMTML, said, "Our retailers' sales have remained resilient over the past three quarters despite the declining consumer sentiment. Looking back, our ability to sustain close to 100.0% occupancy during the tough times in 2002-2003 is a strong testament to the defensive nature of CMT's portfolio of assets. To-date, based on committed leases as at 30 September 2008, more than 83.0%[11] of 2009's gross rental revenue has already been locked-in. Given the major redevelopment initiative at Sembawang Shopping Centre, coupled with opportunities to enhance the space productivity of our anchor tenants and spaces within our properties, CMT's organic growth is expected to be sustained. More importantly, our comprehensive data system will allow us to stay on top of our tenants' sales performance so that we can fine-tune our tenant mix promptly in the current environment."

[11] Based on 2008 year-to-date annualised gross rental revenue.

Active Capital Management

As at 30 September 2008, CMT Group has an average cost of debt of 3.4% and a gearing of 43.3%. CMT enjoys a healthy interest cover of 3.7 times. In addition, more than 90.0% of our debt is on fixed rate as a result of our active but conservative capital management.

Within the next 8 [12] months, CMT has approximately S$267.5 million of its total debt or approximately 8.4% due for refinancing. CMT has sufficient cash and bank facilities to meet these refinancing needs up to June 2009. Concurrently, CMTML is actively putting in place the refinancing plan for the debt quantum of S$673.7 million due in August 2009.

We will continue to proactively manage our refinancing positions and our sensitivity analysis reveals that every 100 basis points increase in interest rate for the debt quantum due for refinancing in 2009 will result in approximately 0.3 cents decrease in our 2009 DPU.

Committed to Distribute 100.0% Taxable Income For Financial Year 2008

In First Quarter[9] 2008, CMT retained S$5.5 million of its taxable income available for distribution to Unitholders in view of potential vacancy voids due to multiple on-going asset enhancement initiatives which may have a varying impact on operational costs in the remaining quarters in 2008. The retained taxable income will then provide a sustainable pool of funds which will help negate the impact of the fluctuating operational cash flows, thereby providing Unitholders with stable 2008 quarterly distributions. CMT is committed to distribute 100.0% of its taxable income available for distribution for the financial year ending 31 December 2008 and expects to outperform its 2008 forecast[8] DPU of 13.90 cents to Unitholders.

[12] For the period 1 October 2008 to 31 May 2009.

Summary of CMT's Results

(1 July 2008 to 30 September 2008)

	Actual	Forecast[8]	Variance	
			Amount	%
Gross Revenue (S$'000)	129,744	121,353	8,391	6.9
Net Property Income (S$'000)	86,909	81,449	5,460	6.7
Distributable Income to Unitholders (S$'000)	60,757[7]	58,908[7]	1,849	2.8
Distribution Per Unit (cents)				
For the period 1 Jul to 30 Sep 08	3.64¢[3]	3.54¢	0.10¢	2.8
Comprises:				
- taxable income distribution	3.60¢	3.50¢	0.10¢	2.9
- tax-exempt income distribution	0.01¢	-	0.01¢	N.M
- capital distribution	0.03¢	0.04¢	(0.01¢)	(25.0)
Annualised	14.48¢[3]	14.08¢	0.40¢	2.8
- S$2.25 per unit (closing as at 30 Sep 2008)	6.44%	6.26%	0.18%	2.8%
- S$2.05 per unit (closing as at 20 Oct 2008)	7.06%	6.87%	0.19%	2.8%

N.M. – not meaningful

Gross Revenue / Net Property Income / Rental Renewals

CMT Group's gross revenue for Third Quarter[2] 2008 was S$129.7 million. This is an increase of S$8.4 million or 6.9% over the forecast[8] gross revenue for Third Quarter[2] 2008. Other than Sembawang Shopping Centre ("SSC"), which is undergoing major redevelopment works, gross revenue at all malls under the CMT Group's portfolio performed better than forecast mainly due to higher rental rates achieved on new and renewal leases.

CMT Group's Net Property Income ("NPI") for Third Quarter[2] 2008 exceeded the forecast[8] NPI for Third Quarter[2] 2008 by 6.7% or S$5.5 million. All malls within CMT Group's portfolio performed better than their respective forecast[8] NPI for Third Quarter[2] 2008, except for SSC which is undergoing major asset enhancement. Rental renewal rates for the Third Quarter[2] 2008 registered robust growth of 9.3% over preceding rental rates and 3.1% over forecast rental rates[13].

[13] Forecast rental rates for the period 1 January 2008 to 30 September 2008 is the based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008.

Gross Turnover / Occupancy Cost / Occupancy Rates / Shopper Traffic

CMT portfolio[14] gross turnover grew 7.8% from S$76.20 per sq ft per month Year-To-Date ("YTD") September[6] 2007 to S$82.15 per sq ft per month YTD September[5] 2008. When compared over the same periods, CMT's suburban[15] malls' gross turnover increased from S$65.00-S$89.00 per sq ft per month to S$82.00-S$96.50 per sq ft per month whilst downtown[16] malls' gross turnover grew from S$63.50-S$83.00 per sq ft per month to S$68.00-S$84.50 per sq ft per month.

CMT portfolio average occupancy cost[17] remains healthy and in line with regional peers. CMT portfolio YTD September[5] 2008 held relatively steady at 16.1%[18] versus 15.7%[18] over the same period last year. Regional peers such as Westfield (Australia), CFS Retail Property Trust (Australia) and Westfield (United States) registered an average occupancy cost[17] of 16.9%[19], 15.3%[20] and 15.3%[19] respectively.

CMT portfolio occupancy rate YTD September[5] 2008 was 99.7%, holding up its strong track record of close to 100.0% occupancy year-on-year despite Singapore registering quarter-on-quarter gross domestic product contraction in some quarters since CMT was listed in 2002. Shopper traffic in Third Quarter[2] 2008 is also 11.8% higher than Third Quarter[4] 2007 on a comparable[21] mall basis.

Update on SSC

At SSC, redevelopment works, which commenced in First Quarter[22] 2007, have progressed well and is on schedule to complete by December 2008. To date, 95.0% of the total Net Lettable Area ("NLA") has been committed. Committed anchor tenants include Giant Hypermart, Daiso and Kopitiam. The other committed tenants are specialty and food and beverage tenants including Popular book store, Challenger, Dano, Pet Lovers Centre, Eu Yan Sang, Jean Yip, CitiSpa, Astons, Ajisen, Fish & Co. and Prosperous Kitchen.

[14] Includes Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Bugis Junction, Raffles City (retail), Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall
[15] Includes Tampines Mall, Junction 8, IMM Building, Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall
[16] Includes Plaza Singapura, Bugis Junction, Funan DigitaLife Mall and Raffles City Singapore
[17] Defined as total rental over gross turnover.
[18] Based on gross turnover figures submitted by tenants in Tampines Mall, Junction 8, Bugis Junction, Plaza Singapura, IMM Building, Funan DigitaLife Mall, Raffles City, Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall.
[19] For the period January 2008 to June 2008.
[20] For the period July 2007 to June 2008.
[21] Includes the entire CMT portfolio of malls, except Hougang Plaza, Sembawang Shopping Centre and Atrium@Orchard for which traffic data is not available from Third Quarter 2007 onwards.
[22] For the period 1 January 2007 to 31 March 2007.

The redevelopment works at SSC is expected to increase average rent per Square Feet ("sq ft") per month and gross rent per month at the mall by 48.8% and 96.6% respectively. To date, 97.0% or S$6.6 million out of the S$6.8 million projected increase in gross rental revenue per annum has been committed on a stabilised basis. The entire redevelopment exercise is expected to incur a capital expenditure of S$68.4 million and is expected to achieve an ungeared return on investment of 8.0%.

Update on Jurong Entertainment Centre ("JEC"), Funan DigitaLife Mall ("Funan") and Tampines Mall

The proposed enhancement plans which have not commenced at JEC, Funan and Tampines Mall have been put on hold in view of the current high construction cost and the competitive environment for resources.

At JEC, there were plans to commence redevelopment of the mall in Fourth Quarter[10] 2008 following Urban Redevelopment Authority's approval to increase its plot ratio from 1.85 to 3.0 for full commercial development. The plot ratio increase effectively raises the Gross Floor Area ("GFA") of JEC by over 62.1%, from approximately 170,000 sq ft to approximately 275,500 sq ft, and the NLA by close to 71.4%, from approximately 110,510 sq ft to approximately 189,400 sq ft. To date, a differential premium amounting to approximately S$16.0 million has been paid to the relevant authorities.

Funan currently employs only 3.89 of its allowable gross plot ratio of 7.0. Earlier, there were proposed plans to convert the purely-retail property to a retail cum office development so as to maximise the unutilised GFA of approximately 388,000 sq ft. In June 2008, the differential premium and stamp duties of S$65.2 million have been paid to the relevant authorities to untilise the unutilised GFA.

Tampines Mall had earlier been granted a plot ratio increase, from 3.5 to 4.2, for full office development by URA. The increase in plot ratio is expected to create approximately 95,000 sq ft of office space at Tampines Mall, which is currently a pure-retail asset. The differential premium payable is estimated at S$2,940.0 per square meter or S$25.9 million.

CMTML will explore opportunities to unlock value from these three valuable assets at an appropriate time.

Securities Investors' Association (Singapore) ("SIAS") Investors' Choice Award 2008

CMT emerged the winner of the SIAS Investors' Choice "Most Transparent Company (REIT Category)" Award 2008 for the fifth consecutive year. The prestigious award is based on key criteria such as timeliness of news release, substantiality of news releases, clarity of news release, degree of media access, frequency of corporate results, availability of segmental information and communication channels. Nominations were made by investment analysts, heads of research, fund managers and members of the mass media. CMTML would like to thank the media and investment communities for their continued support.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by asset size and market capitalisation and in Singapore, with an asset size and market capitalisation of approximately S$7.3 billion and S$3.7 billion (as at 30 September 2008) respectively. CMT has been assigned an "A2" rating by Moody's Investors Service. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 30 September 2008, CMT Group's portfolio comprised a diverse list of over 2,100 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 14 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Atrium@Orchard, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, Raffles City Singapore (40.0% interest), Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, the largest real estate company in Southeast Asia by market capitalisation.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
TONG Ka-Pin (Ms)
HP: (65) 98622435
Email: tong.ka-pin@capitaland.com
Website: www.capitamall.com

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

**NOTICE OF BOOKS CLOSURE
AND DISTRIBUTION PAYMENT DATE**

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **30 October 2008 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's estimated distributable income of 3.64 cents per unit in CMT ("**Unit**") for the period from 1 July 2008 to 30 September 2008 (the "**Distribution**") comprising:-

(i) estimated distribution out of capital (the "**capital component**") of 0.03 cents;
(ii) estimated distribution of tax-exempt income (the "**tax-exempt income component**") of 0.01 cent; and
(iii) estimated distribution of taxable income (the "**taxable income component**") of 3.60 cents.

The above estimated Distribution per Unit is computed on the basis that none of the S$650.0 million convertible bonds due 2013 (the "**Convertible Bonds**") are converted into Units before the book closure date. Accordingly, the actual quantum of the distribution per Unit may differ from the above estimated Distribution per Unit if any of the Convertible Bonds are converted into Units before the Book Closure Date. The actual quantum of the Distribution per Unit will be announced by 12 November 2008, after the closure of the Transfer Books and Register of Unitholders of CMT.

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **27 November 2008**.

DECLARATION FOR SINGAPORE TAX PURPOSES

(i) CAPITAL COMPONENT OF THE DISTRIBUTION

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of Units, the amount of capital component will be applied to reduce the cost base of their Units for Singapore income tax purposes.

(ii) TAX-EXEMPT INCOME COMPONENT OF THE DISTRIBUTION

The tax-exempt income component of the Distribution is exempt from Singapore income tax in the hands of all Unitholders. No tax will be deducted at source from such distribution.

(iii) TAXABLE INCOME COMPONENT OF THE DISTRIBUTION

The taxable income component of the Distribution is a distribution of income to Unitholders for Singapore income tax purposes. Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "income distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross income distribution. The income distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross income distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Boardroom Corporate & Advisory Services Pte. Ltd. (formerly known as Lim Associates (Pte) Ltd), and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross income distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their income distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return Form A to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross income distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive an income distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Boardroom Corporate & Advisory Services Pte. Ltd. and will have to complete and return the Form to Boardroom Corporate & Advisory Services Pte. Ltd.. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the income distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their income distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Boardroom Corporate & Advisory Services Pte. Ltd. will despatch the relevant forms to Unitholders on or around 3 November 2008.

Unitholders must complete and return the applicable form to Boardroom Corporate & Advisory Services Pte. Ltd's. office by 14 November 2008 at 5.00 p.m. in order to receive a gross income distribution or an income distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The income distribution is considered as income for the year 2008. Beneficial owners of the Distribution, other than those who are exempt from tax on the income distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2009.

The capital component of the Distribution is treated as a return of capital to Unitholders for Singapore income tax purposes.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
30 October 2008 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 14 November 2008 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
27 November 2008	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
21 October 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

CAPITAMALL TRUST

Third Quarter 2008 Financial Results Briefing

21 October 2008

Disclaimers

This presentation is focused on comparing actual results versus forecasts for the CMT malls as stated in the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008 and for RCS Trust as stated in the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008. This shall be read in conjunction with paragraph 9 of CMT's 2008 Third Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

82 - 4507

CapitaMall Trust

Financial Highlights

Financial Results
3Q 2008 (1 Jul – 30 Sep 2008)

Estimated Distribution Per Unit of 3.64[3] Cents Exceeds Forecast[1] by 2.8%

	Actual	Forecast[1]	Variance	Change
Distributable income	S$60.8 m[2]	S$58.9 m	S$1.9 m	2.8%
Estimated Distribution per unit ("DPU")	3.64[3] ¢	3.54 ¢	0.10 ¢	2.8%
Comprise:				
Taxable Income Distribution	3.60 ¢	3.50 ¢	+0.10 ¢	+2.9%
Tax-exempt Income Distribution	0.01 ¢	-	0.01 ¢	N.M
Capital Distribution	0.03 ¢	0.04 ¢	-0.01 ¢	(25.0%)
Annualised distribution per unit	14.48[3] ¢	14.08 ¢	0.40 ¢	2.8%
Annualised distribution yield (Based on unit price of S$2.05 on 20 Oct 2008)	7.06 %	6.87 %	0.19%	2.8%

CMT is committed to distribute 100% of its taxable income available for distribution for the financial year ended 31 December 2008, including the S$5.5 million retained in 1Q 2008

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.
2. On 25 Sep 08, CMT received distribution income from CapitaRetail China Trust ("CRCT") for the period 5 Feb 08 to 30 Jun 08. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for 3Q 08 includes approximately S$0.7 mil of net capital distribution and S$0.1 mil of net tax-exempt income from CRCT, both after interest expense of S$0.9 mil. Approximately S$1.6 mil of distribution income from CRCT in 3Q 08 has been retained for distribution in 4Q 08.
3. The DPU in the table above is computed on the basis that none of the S$650.0 million convertible bonds due 2013 (the "Convertible Bonds") are converted into units in CMT ("Units") before the book closure date. Accordingly, the actual quantum of DPU may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.

N.M – Not meaningful

CapitaMall Trust

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3Q 2008[2] vs 3Q 2007 and YTD Sep 2008 vs YTD Sep 2007

3Q 2008[2] Distribution Per Unit Increased 7.3% over 3Q 2007

Actual	3Q 2008	3Q 2007	Variance	Change%
Annualised distribution per unit	14.48¢[1,2]	13.49¢[3]	+ 0.99¢	+7.3%
Annualised distribution yield (Based on unit price of S$2.05 on 20 Oct 2008)	7.06%	6.58%	+0.48%	+7.3%

YTD Sep 2008 Distribution Per Unit Increased 11.6% over YTD Sep 2007

Actual	YTD Sep 2008	YTD Sep 2007	Variance	Change%
Annualised distribution per unit	14.21¢[2,4]	12.73¢[5]	+1.48¢	+11.6%
Annualised distribution yield (Based on unit price of S$2.05 on 20 Oct 2008)	6.93%	6.21%	+0.72%	+11.6%

1. After retaining approximately S$1.6 million of gross distribution income from CRCT.
2. The DPU in the table above is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU payable for 3Q 2008 may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.
3. After retaining approximately S$1.6 million of gross distribution income from CRCT.
4. After retaining S$5.5 million of taxable income available for distribution to Unitholders and approximately S$1.6 million of gross distribution income from CRCT.
5. After retaining S$4.6 million of taxable income available for distribution to Unitholders and approximately S$1.6 million of gross distribution income from CRCT.

CapitaMall Trust

Steady DPU Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous DPU Growth



7.34[1] ¢
FY2002 DPU[1]
2002
+9.4%
8.03 ¢
FY2003 Actual DPU
2003
+18.1%
9.48 ¢
FY2004 Actual DPU
2004
+7.9%
10.23 ¢
FY2005 Actual DPU
2005
+14.3%
11.69 ¢
FY2006 Actual DPU
2006
+14.1%
13.34 ¢
FY2007 Actual DPU
2007
+6.5%
14.21[2] ¢
FY2008 DPU[2]
2008

1. Based on annualised distribution per unit for the period 17 July 2002 to 31 December 2002. Distribution for the period was 3.38 cents.
2. Based on annualised distribution per unit for the period 1 January 2008 to 30 September 2008. Estimated distribution for the period 1 July 2008 to 30 September 2008 was 3.64 cents, and is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU payable for 3Q 2008 may differ from the above if any of the Convertible Bonds are converted into Units before the book closure date.

CapitaMall Trust

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Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth



14.48 ¢[2]
6.78 ¢[1]
Asset Enhancements / Reconfiguration & Others 44%
Upfront Payment of IMM Land Premium 4%
Active Leasing 21%
Acquisitions 31%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution for the period 1 Jul 2008 to 30 Sep 2008. Estimated distribution for the period was 3.64 cents, and is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU payable for 3Q 2008 may differ from the above if any of the Convertible Bonds are converted into Units before the book closure date.

82 - 4507

CapitaMall Trust

Financial Results

82 - 4507

Distribution Statement 3Q 2008 (1 Jul – 30 Sep 2008)

	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross revenue	129,744	121,353	6.9
Less property operating expenses	(42,835)	(39,904)	7.3
Net property income	**86,909**	**81,449**	**6.7**
Interest income	861	20	N.M
Administrative expenses	(8,935)	(7,970)	12.1
Interest expenses	(30,609)	(20,220)	51.4
Net income before tax and before share of profit of associate	**48,226**	**53,279**	**(9.5)**
Net effect of non-tax deductible items	11,147	3,736	N.M
Distribution income from associate	3,338	4,207	(20.7)
Net profit from subsidiaries	(285)	(211)	35.1
Amount available for distribution to unitholders	**62,426**	**61,011**	**2.3**
Distributable Income	**60,757[2]**	**58,908[2]**	**2.8**
Estimated Distribution per unit (in cents) for period	**3.64 ¢ [3]**	**3.54 ¢**	**2.8**
Comprises:			
Taxable Income Distribution	3.60 ¢	3.50 ¢	2.9
Tax-exempt Income Distribution	0.01 ¢	-	N.M
Capital Distribution	0.03 ¢	0.04 ¢	(25.0)
Annualised distribution per unit (in cents)	**14.48 ¢ [3]**	**14.08 ¢**	**2.8**

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. On 25 Sep 08, CMT received distribution income from CRCT for the period 5 Feb 08 to 30 Jun 08. As distribution income is receivable from CRCT on a semi-annual basis, CMT is distributing the distribution received over two quarters. Hence, distribution income for 3Q 08 includes approximately S$0.7 mil of net capital distribution and S$0.1 mil of net tax-exempt income from CRCT, both after interest expense of S$0.9 mil. Approximately S$1.6 mil of distribution income from CRCT in 3Q 08 has been retained for distribution in 4Q 08. In addition, CMT has retained S$5.5 mil of its income available for distribution to unitholders in 1Q 2008. CMT remains committed to distribute 100% of its income available for distribution to unitholders for the full financial year ended 31 December 2008.
3. The DPU in the table above is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.

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Distribution Statement YTD Sep 2008 (1 Jan – 30 Sep 2008)

	Actual S$'000	Forecast[1] S$'000	Variance (%)
Gross revenue	376,439	359,253	4.8
Less property operating expenses	(121,223)	(118,639)	2.2
Net property income	**255,216**	**240,614**	**6.1**
Interest income	1,636	74	N.M
Administrative expenses	(26,002)	(23,666)	9.9
Interest expenses	(72,496)	(60,427)	20.0
Net income before tax and before share of profit of associate	**158,354**	**156,595**	**1.1**
Net effect of non-tax deductible items	20,081	10,394	93.2
Distribution Income from associate	7,180	7,146	0.5
Net (profit) / loss from subsidiaries	(1,047)	619	N.M
Amount available for distribution to unitholders	**184,568**	**174,754**	**5.6**
Distributable Income	**177,399[2]**	**172,651[2]**	**2.5**
Distribution per unit (in cents) for period	**10.64 ¢ [3]**	**10.38 ¢**	**2.5**
Comprises:			
Taxable Income Distribution	10.48 ¢	10.30 ¢	1.7
Tax-exempt Income Distribution	0.01 ¢	-	N.M
Capital Distribution	0.15 ¢	0.08 ¢	87.5
Annualised distribution per unit (in cents)	**14.21 ¢ [3]**	**13.87 ¢**	**2.5**

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. After retaining S$5.5 mil of taxable income available for distribution to Unitholders and approximately S$1.6 mil of gross distribution income from CRCT.
3. The DPU in the table above included estimated DPU for 3Q 2008 which is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.

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Property Gross Revenue
3Q 2008 (1 Jul – 30 Sep 2008)

Portfolio Gross Revenue Exceeded Forecast[1] by 6.9%



CMT Portfolio
129.7
121.4
6.9%
Tampines Mall
15.6
14.7
Junction 8
11.9
11.5
Funan DigitaLife Mall
7.3
7.1
IMM Building
18.5
17.4
Plaza Singapura
18.1
17.7
Bugis Junction
16.9
15.9
Other Assets[2]
3.2
3.1
40% interest in Raffles City
19.2
19.0
CRS Portfolio[3]
15.7
15.0
Atrium@Orchard[4]
3.3
3Q Actual
3Q Forecast[1]
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140
S$ million

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
4. As Atrium@Orchard was acquired only on 15 Aug 2008, no forecast is available.

CapitaMall Trust

Property Operating Expense
3Q 2008 (1 Jul – 30 Sep 2008)

Property Operating Expense Exceeded Forecast[1] by 7.3%[2]



CMT Portfolio
42.8
40.0
7.3%
Tampines Mall
4.9
4.2
Junction 8
3.9
3.7
Funan DigitaLife Mall
2.7
2.7
IMM Building
6.7
6.1
Plaza Singapura
5.3
5.1
Bugis Junction
5.6
5.8
Other Assets[3]
1.3
1.3
40% interest in Raffles City
5.6
5.5
CRS Portfolio[4]
5.7
5.6
Atrium@Orchard[5]
1.1
3Q Actual
3Q Forecast[1]
0
10
20
30
40
50
S$ million

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. Property operating expenses from Atrium@Orchard accounted for S$1.1 million of the increase of S$2.8 million in portfolio property operating expenses..
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
5. As Atrium@Orchard was acquired only on 15 Aug 2008, no forecast is available.

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Net Property Income
3Q 2008 (1 Jul – 30 Sep 2008)

Portfolio Net Property Income Exceeded Forecast[1] by 6.7%



CMT Portfolio
86.9
81.4
6.7%
Tampines Mall
10.7
10.5
Junction 8
8.0
7.8
Funan DigitaLife Mall
4.6
4.4
IMM Building
11.8
11.3
Plaza Singapura
12.8
12.6
Bugis Junction
11.3
10.1
Other Assets2
1.9
1.8
40% interest in Raffles City
13.6
13.5
CRS Portfolio3
10.0
9.4
Atrium@Orchard4
2.2
3Q Actual
3Q Forecast1
0
10
20
30
40
50
60
70
80
90
100
S$ million

1. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CCT on 9 June 2008.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
4. As Atrium@Orchard was acquired only on 15 Aug 2008, no forecast is available.

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Property Gross Revenue
3Q 2008 vs 3Q 2007

Gross Revenue Outperformed by 10.4% on Comparable Mall Basis


Adjusted CMT Portfolio[1]
126.4
114.5
10.4%
Tampines Mall
15.6
13.7
Junction 8
11.9
11.2
Funan DigitaLife Mall
7.3
6.9
IMM Building
18.5
16.2
Plaza Singapura
18.1
17.0
Bugis Junction
16.9
15.0
Other Assets[2]
3.2
3.2
40% interest in Raffles City
19.2
16.7
CRS Portfolio[3]
15.7
14.6
3Q 2008
3Q 2007
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140
S$ million

1. Excluding Atrium@Orchard which was acquired on 15 August 2008, so as to maintain a comparable mall basis.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

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Property Operating Expense
3Q 2008 vs 3Q 2007

Operating Expenses Increased[2] on Comparable Mall Basis


Adjusted CMT Portfolio1
41.7
37.7
10.6%
Tampines Mall
4.9
4.2
Junction 8
3.9
3.8
Funan DigitaLife Mall
2.7
2.4
IMM Building
6.7
6.1
Plaza Singapura
5.3
4.9
Bugis Junction
5.6
5.0
Other Assets3
1.3
1.3
40% interest in Raffles City
5.6
4.9
CRS Portfolio4
5.7
5.1
3Q 2008
3Q 2007
0
5
10
15
20
25
30
35
40
45
50
S$ million

1. Excluding Atrium@Orchard which was acquired on 15 August 2008, so as to maintain a comparable mall basis.
2. Increase in property operating expenses mainly due to higher property tax, utilities and marketing expenses incurred.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall

CapitaMall Trust

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Net Property Income
3Q 2008 vs 3Q 2007

Net Property Income Outperformed by 10.3% on Comparable Mall Basis



Adjusted CMT Portfolio[1]
84.7
76.8
10.3%
Tampines Mall
10.7
9.5
Junction 8
8.0
7.4
Funan DigitaLife Mall
4.6
4.5
IMM Building
11.8
10.1
Plaza Singapura
12.8
12.1
Bugis Junction
11.3
10.0
Other Assets[2]
1.9
1.9
40% interest in Raffles City
13.6
11.8
CRS Portfolio[3]
10.0
9.5
3Q 2008
3Q 2007
0 10 20 30 40 50 60 70 80 90 100 110 120
S$ million

1. Excluding Atrium@Orchard which was acquired on 15 August 2008, so as to maintain a comparable mall basis.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Property Gross Revenue
YTD Sep 2008 vs YTD Sep 2007

Strong Gross Revenue Growth of 9.9% on Comparable Mall Basis



Adjusted CMT Portfolio[1]
373.1
339.6
9.9%
Tampines Mall
45.9
41.3
Junction 8
35.5
33.4
Funan DigitaLife Mall
21.8
20.1
IMM Building
54.9
47.7
Plaza Singapura
53.5
50.9
Bugis Junction
48.6
44.0
Other Assets[2]
9.6
10.3
40% interest in Raffles City
57.5
48.9
CRS Portfolio[3]
45.8
43.0
YTD Sep 08
YTD Sep 07
0
50
100
150
200
250
300
350
400
450
S$ million

1. Excluding Atrium@Orchard which was acquired on 15 August 2008, so as to maintain a comparable mall basis.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. YTD Sep 2007 for CRS Portfolio includes the period from 1 January 2007 to 31 May 2007 when CRS was still a private trust.

CapitaMall Trust

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Property Operating Expenses
YTD Sep 2008 vs YTD Sep 2007

Marginal Increase[2] in Portfolio Operating Expenses on Comparable Mall Basis



Adjusted CMT Portfolio[1]
120.1
114.1
5.3%
Tampines Mall
13.6
12.5
Junction 8
11.3
11.3
Funan DigitaLife Mall
7.7
7.5
IMM Building
18.9
19.1
Plaza Singapura
15.1
14.7
Bugis Junction
16.2
15.7
Other Assets[3]
3.7
4.2
40% interest in Raffles City
16.7
13.7
CRS Portfolio[4]
16.9
15.4
YTD Sep 08
YTD Sep 07
0
30
60
90
120
150
S$ million

1. Excluding Atrium@Orchard which was acquired on 15 August 2008, so as to maintain a comparable mall basis.
2. Increase in property operating expenses mainly due to higher property tax and utilities expenses incurred.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. YTD Sep 2007 for CRS Portfolio includes the period from 1 January 2007 to 31 May 2007 when CRS is still a private trust.

CapitaMall Trust

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Net Property Income
YTD Sep 2008 vs YTD Sep 2007

Robust Net Property Income Growth of 12.2% on Comparable Mall Basis



Adjusted CMT Portfolio[1]
253.0
225.5
12.2%
Tampines Mall
32.3
28.8
Junction 8
24.2
22.1
Funan DigitaLife Mall
14.1
12.6
IMM Building
36.0
28.6
Plaza Singapura
38.4
36.2
Bugis Junction
32.4
28.3
Other Assets[2]
5.9
6.1
40% interest in Raffles City
40.8
35.2
CRS Portfolio[3]
28.9
27.6
YTD Sep 08
YTD Sep 07
0
50
100
150
200
250
300
S$ million

1. Excluding Atrium@Orchard which was acquired on 15 August 2008, so as to maintain a comparable mall basis.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall. YTD Sep 2007 for CRS Portfolio includes the period from 1 January 2007 to 31 May 2007 when CRS is still a private trust.

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Valuation and Property Yield

CMT Portfolio As at 30 Sep 2008 S$ million	Previous Valuation[1] Million	Valuation 2008[2] million	Variance	Property Yield[3]	2008 Valuation S$ per sq ft NLA
Tampines Mall	720.0	771.0	51.0	5.6%	2,364
Junction 8	521.0	580.0	59.0	5.6%	2,351
Funan DigitaLife Mall	304.5	337.0	32.5	5.6%	1,133
IMM Building	600.0	650.0	50.0	8.7%	1,367[8]
Plaza Singapura	922.0	990.0	68.0	5.2%	1,988
Bugis Junction	720.0	766.0	46.0	5.7%	1,831
Others[4]	233.5	253.5	20.0	6.1%[7]	805[9]
	4,021.0	4,347.5	326.5	5.9%	1,748[9]
Raffles City (40%)	1,034.4	1,093.0	58.6	5.0%	N.M[10]
CMT Before CRS Portfolio and Atrium@Orchard	**5,055.4**	**5,440.5**	**385.1**	**5.7%**	**1,748[9]**
Bukit Panjang Plaza	251.0	255.0	4.0	5.5%	1,718
Lot One Shoppers' Mall[5]	385.5	404.0	18.5	5.2%	1,964
Rivervale Mall	86.0	89.0	3.0	5.9%	1,091
Total CMT Portfolio excluding Atrium@Orchard	**5,777.9**	**6,188.5**	**410.6**	**5.7%**	**1,743[9]**
Atrium@Orchard[6]	-	850.0	N.M.[6]	2.1%	2,275
Total CMT Portfolio	**5,777.9**	**7,038.5**	**N.M.[11]**	**5.2%**	**2,150[9]**

1. Valuation as at 1 Dec 2007.
2. Valuation as at 1 June 2008.
3. Annualised property yield is calculated by annualising actual NPI from 1 Jan 2008 to 30 Sep 2008, and dividing by respective asset valuation in 2008.
4. Comprising Hougang Plaza, Jurong Entertainment Centre and Sembawang Shopping Centre.
5. As Lot One is undergoing major asset enhancement initiatives, net property income is based on stabilised income.
6. Atrium@Orchard was acquired on 15 Aug 2008, valuation as at 1 May 2008. Variance in valuation is not meaningful without prior valuation of Atrium@Orchard.
7. Property Yield is calculated based on Jurong Entertainment Centre and Hougang Plaza's property yield and excludes Sembawang Shopping Centre which is undergoing asset enhancement initiatives.
8. Valuation per sq ft based on the retail portion of IMM only.
9. Valuation per sq ft excludes Sembawang Shopping Centre which is undergoing asset enhancement initiatives.
10. Not meaningful because Raffles City comprise retail, office, hotels and convention centre.
11. Not meaningful because total valuation of CMT Portfolio now includes Atrium@Orchard, for which prior valuation is unavailable.

CapitaMall Trust

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Debt Capital Information as at 30 September 2008 (including 40% share in RCS Trust and 100% share in CRS)



Fixed Rate Term Loan from Silver Maple under CMBS[1]
Short Term Borrowings
RCF of CRS/RCS
Fixed Rate Term Loan from Silver Oak under CMBS[1] – 40% interest in RCS Trust
Fixed Rate Notes issued under CMT MTN Pte. Ltd.
Floating Rate Notes issued under CMT MTN Pte. Ltd.
Fixed Rate Term Loan
Convertible Bonds ("CB") Due 2013
S$ million
800
700
600
500
400
300
200
100
0
187.5
5.9%
37.5
1.2%
150.0
4.7%
753.7
23.8%
18.7
0.6%
80.0
2.5%
320.0 2
10.1%
335.0
10.6%
440.0
13.9%
160.0
5.0%
155.0
5.0%
125.0
3.9%
355.2 3
11.2%
8.8
0.3%
346.4 3
10.9%
783.0
24.7%
433.0
13.7%
350.0
11.0%
650.0 4
20.5%
2008
2009
2010
2011
2012
2013

Key Statistics

CMT (excluding 40% share in RCS Trust & 100% share in CRS)

Interest Cover	3.7 times
Average Cost of Debt[4]	3.2%
Debt Rating	" AAA "
CMT's Corporate Rating[5]	" A2 "

CMT Group (including 40% share in RCS Trust & 100% share in CRS)

Gearing Ratio	43.3%
Average Cost of Debt[4]	3.4%

1. CMBS means Commercial Mortgage Backed Security.
2. Term loan at an overall all-in rate of 3.1% due August 2009
3. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.
4. Includes S$650m CB with yield to maturity of 2.75%. CB holders have a put option to redeem in July 2011.
5. Moody's has affirmed a corporate family rating of "A2" to CMT and revised the outlook to negative in May 2008. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.

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Refinancing Due in 2008 and 2009

- Cash and bank facilities are sufficient to meet refinancing needs up to June 2009
- Sensitivity analysis reveals that every 100 basis points increase in interest rate for the debt quantum due for refinancing in 2009 will result in approximately 0.3 cents decrease in our 2009 DPU.



Fixed Rate Term Loan from Silver Maple under CMBS1
Short Term Borrowings
RCF of CRS
Fixed Rate Term Loan (swap fixed for another 5 yrs)
Fixed Rate Notes issued under CMT MTN Pte. Ltd.
S$ million
350
300
250
200
150
100
50
0
187.5
37.5
150.0
80.0
338.7
335.0
18.7
320.0²
December 2008
May 2009
August 2009

1. CMBS means Commercial Mortgage Backed Security.
2. Swap rate locked in for five years for S$320 million Term Loan due for refinancing in August 2009

CapitaMall Trust

82 - 4507

Balance Sheet

As at 30 Sep 2008	S$'000
Non-Current Assets	7,199,779
Current Assets	178,197
Total Assets	7,377,976
Current Liabilities	737,454
Non-Current Liabilities	2,596,493
Less Total Liabilities	3,333,947
Net Assets	4,044,029
Unitholders' Funds	4,044,029
Units In Issue ('000 units)	1,666,310[1]

Net Asset Value per unit (as at 30 Sep 2008)	S$2.43
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.39

Net Asset Value per unit (as at 31 Dec 2007)	S$2.24
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.21

1. Including 916,405 new units which will be issued by November 2008 as payment of asset management fees for 3Q 2008.

CapitaMall Trust

Year on Year Net Asset Value per Unit Growth

Net Asset Value Per Unit Registered an Average Annual Growth of 18% Since 2003



$ 1.03
+27%
S$ 1.31[1]
+25%
S$ 1.64[1]
+14%
S$ 1.87[2]
+18%
S$ 2.21[3]
+8%
S$ 2.39[3,4]
2003
2004
2005
2006
2007
YTD 2008

1. NAV computations were based on CMT and its associates' results which were after equity accounting of the associate, CRS. This value excludes distributable income.
2. NAV computations were based on CMT and its investee's results which were after equity accounting of the associate, CRS. This value excludes distributable income.
3. NAV computation was based on CMT Group's results which were after taking in proportionate consolidation of CMT's 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 23 April 2007) and equity accounting of its associate. This value excludes distributable income.
4. NAV computation as at 30 Sep 2008. This value excludes distributable income.

CapitaMall Trust

Distribution Details

Distribution Period	1 July to 30 September 2008
Estimated Distribution Rate	3.64[1] cents per unit

Distribution Timetable

Notice of Book Closure Date	21 October 2008
Last Day of Trading on "cum" Basis	27 October 2008, 5.00 pm
Ex-Date	28 October 2008, 9.00 am
Book Closure Date	30 October 2008
Distribution Payment Date	27 November 2008

1. The estimated DPU is computed on the basis that none of the Convertible Bonds are converted into Units before the book closure date. Accordingly, the actual quantum of DPU payable for 3Q 2008 may differ from the table above if any of the Convertible Bonds are converted into Units before the book closure date.

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 30 September 2008 (Excluding Newly Created Units)

Property	No. of Renewals /New Leases[1]	% Retention Rate	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
			Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	53	83.0	80,963	24.8	2.6	8.4
Junction 8	39	79.5	51,348	20.8	1.0	7.2
Funan DigitaLife Mall	25	80.0	28,359	9.5	2.4	12.6
IMM Building[2]	10	90.0	17,418	4.3	1.8	8.6
Plaza Singapura	54	70.4	141,736	28.4	6.1	10.9
Bugis Junction	25	48.2	38,724	9.3	1.1	10.9
Other assets[3]	14	100.0	13,322	7.4	2.5	5.4
Lot One Shoppers' Mall	23	73.9	20,600	10.0	1.9	6.9
Bukit Panjang Plaza	25	86.4	16,066	10.8	1.7	6.3
Rivervale Mall	21	81.0	23,766	29.1	9.6	12.9
CMT Portfolio	289	79.6	432,302	15.4	3.1	9.3

1. Includes only retail leases of CMT and CRS Malls , excluding Raffles City Shopping Centre and Sembawang Shopping Centre.
2. Including only renewal of retail units.
3. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

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Strong Renewals Achieved Year-on-Year

CMT Portfolio (Year)	No. of Renewals/ New Leases	Net Lettable Area		Increase in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
YTD 2008	289	432,302	15.4%	3.1%[2]	9.3%
2007[3]	346	660,397	23.7	5.0%[4]	12.0%
2006[5]	299	505,857	17.8	4.7%[6]	8.3%
2005[7]	189	401,263	23.2	6.8%[8]	12.6%
2004	248	244,408	14.2	4.0%[9]	7.3%
2003	325	350,743	15.6	6.2%[10]	10.6%

1. As at 31 December 2003, 31 December 2004, 31 December 2005, 31 December 2006, 31 December 2007 and 30 September 2008 respectively.
2. Based on the Forecast Consolidated Statement of Total Return and Distribution Income of CMT and its subsidiaries dated 22 January 2008. For IMM Building, only retail units were included into the analysis. Renewal/ New leases exclude those from Raffles City tenants.
3. As at 31 December 2007. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 136 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis. Renewals/ New leases exclude those from Raffles City Shopping Centre Retail Tenants.
4. Based on the forecast shown in the CMT OIS dated 29 August 2006.
5. As at 31 December 2006. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis.
6. Forecast rental rates for the period from 1 January 2006 to 31 August 2006 , are the basis for the forecast shown CMT Circular dated 18 October 2005 and the forecast rental rates for the period 1 September 2006 to 31 December 2006 is the basis for forecast shown in the CMT OIS dated 29 August 2006. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account, 219 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
7. As at 31 December 2005. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 149 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
8. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for the forecast shown in the CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
9. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for the forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for the forecast shown in the CMT Circular dated 20 July 2004.
10. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.

CapitaMall Trust

Portfolio Lease Expiry Profile for 2008 By Property

As at 30 Sep 2008	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of Mall NLA[1]	S$'000	% of Mall Income[2]
Tampines Mall	7	6,749	2.1%	119	2.7%
Junction 8	7	4,623	1.9%	112	3.3%
Funan DigitaLife Mall	14	13,400	4.5%	118	5.6%
IMM Building[3]	28	24,639	2.7%	55	1.0%
Plaza Singapura	12	7,707	1.6%	168	3.0%
Bugis Junction	1	<1,000	0.1%	<5	0.1%
Atrium@Orchard	4	26,619	7.1%	173	8.0%
Others[4]	0	0	0.0%	0	0.0%
Lot One Shoppers' Mall	5	10,259	5.0%	151	6.4%
Bukit Panjang Plaza	16	11,745	7.9%	207	13.0%
Rivervale Mall	2	1,763	2.2%	21	3.5%
TOTAL at 30 Sep 08	96	108,500	2.9%	1,128	3.4%
TOTAL at 15 Oct 08	49	68,440	1.9%	756	2.3%

1. As percentage of total net lettable area for respective mall as at 30 Sep 2008
2. As percentage of total gross rental income for respective mall for the month of Sep 2008.
3. Includes warehouse leases.
4. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

CapitaMall Trust

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Portfolio Lease Expiry Profile by Year

As at 30 Sep 2008[1]	No. of Leases	Gross Rental Income	
		S$'000	% of Total[2]
2008	96	1,128	3.4
2009	639	10,205	31.0
2010	759	12,146	37.0
2011	460	7,678	23.4
2012 and Beyond	27	1,695	5.2

Based on committed leases as at 30 Sept 2008, Gross Rental Revenue locked-in for 2009 already exceeds 83%[3] of our 2008 YTD Annualised Gross Rental Revenue.

1. Excluding CMT's 40% stake in Raffles City. Excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007. Including CRS Malls.
2. As percentage of total gross rental income for the month of September 2008
3. Excludes Raffles City. Based on all committed leases as at 30 Sep 2008 and assuming the remaining leases due for renewal in 2008 and 2009 are not renewed and left vacant. 2008 YTD annualised gross rental revenue is calculated by annualising gross rental revenue from 1 Jan 2008 to 30 Sep 2008.
4. For CMT and CRS malls, the forecast is based on the forecast shown in Forecast Consolidated Statement of Total Return and Distributable Income of CMT and its subsidiaries dated 22 January 2008.

Gross Turnover Rent & Step-Up Leases

Over 88% of Tenants on Step-Up Rental or GTO Rental[1]


100%
80%
60%
40%
20%
0%
90.1%
88.1%
82.7%
5.4%
Tenants with Step-Up Rental
Tenants Paying GTO Rent
Step up Rental as at Sep 08
Paying +% Type GTO Rent as at Sep 08
Paying OR % Type GTO Rent as at Sep 08

1. Includes retail leases only. Includes Raffles City and CRS Malls and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

CapitaMall Trust

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Portfolio Gross Turnover
YTD Sep 2008 vs YTD Sep 2007

Portfolio Gross Turnover Increased by 7.8%


GTO of CMT Portfolio ^
GTO (S$ psf)
90
85
80
75
70
65
60
55
50
2007
2008
8.5%
5.0%
10.1%
7.8%
1Q
2Q
3Q
YTD Sep

^ Include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Bugis Junction, Raffles City (retail), Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall

Source: CMT

CapitaMall Trust

Portfolio Gross Turnover (Jan - Sep 08 vs 07) Downtown Malls vs Suburban Malls

Gross Turnover ($ psf)

	Jan – Sep 2008	Jan – Sep 2007	Variance
CMT Portfolio[1]	**82.15**	**76.20**	↑ **7.8%**
- Suburban Malls[2]	82.00 – 96.50	65.00 – 89.00	-
- Downtown Malls[3]	68.00 – 84.50	63.50 – 83.00	-

1. Include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Bugis Junction, Raffles City (retail), Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall
2. Include Tampines Mall, Junction 8, IMM Building, Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall
3. Include Plaza Singapura, Bugis Junction, Funan DigitaLife Mall and Raffles City Singapore

^ All databases capture only leases with tenants submitting GTO figures

Source: CMT

Most Retail Trades Are Trading Well

Jan-Sep 2008 vs Jan-Sep 2007



Retail Sales Performance of CMT Portfolio - By Trade Category
Y-o-Y Change, (Jan-Sep 08 vs. Jan-Sep 07)
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
18.7%
17.8%
13.4%
11.9%
11.3%
9.1%
7.3%
7.0%
6.5%
4.0%
3.9%
3.5%
3.4%
1.2%
-2.0%
-2.4%
-9.5%
-10.6%
Supermarkets
Houseware & Furnishings
Department Stores
Information Technology
Gifts & Souvenirs
Services*
Shoes & Bags
Food & Beverages
Beauty & Health Related
Leisure & Entertainment
Toys & Hobbies
Electrical
Books & Stationery
Sporting Goods & Apparel
Jewellery & Watches
Fashion
Telecommunications
Music & Video

Source : CMT

*Services include convenience store, bridal shop, optical, film processing, florist, magazine store, pet shop / grooming, travel agency, cobbler / locksmith, laundry and clinics

CapitaMall Trust

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Healthy Occupancy Cost In Line with Regional Peers


Average Occupancy Cost 1
40%
35%
30%
25%
20%
15%
10%
5%
0%
16.9%
15.3%
15.3%
15.7%
16.1%
Westfield (Australia) 2
CFS Retail Property Trust (Australia) 3
Westfield (US) 2
CMT (Jan - Sep 2007) 4
CMT (Jan - Sep 2008) 4

1. Occupancy cost is defined as total rental over gross turnover
2. Period: Jan - Jun 2008
3. Period: Jul 2007 - Jun 2008
4. Based on GTO figures submitted by tenants in Tampines Mall, Junction 8, Bugis Junction, Plaza Singapura, IMM Building, Funan DigitaLife Mall, Raffles City Singapore, Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall

Source: Companies reports and CMT

CapitaMall Trust

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Singapore Retail Rents Fairly Resilient

Retail rentals (especially suburban) are resilient to economic slowdown



Singapore Retail Rental & GDP Quarterly Growth
Retail Rental ($ psf pm)
45
40
35
30
25
20
15
10
5
0
GDP Growth (Q-o-Q)
70
60
50
40
30
20
10
0
-10
-20
1Q93
4Q93
3Q94
2Q95
1Q96
4Q96
3Q97
2Q98
1Q99
4Q99
3Q00
2Q01
1Q02
4Q02
3Q03
2Q04
1Q05
4Q05
3Q06
2Q07
1Q08
GDP Growth (Q-o-Q)
Retail Rent (Orchard Road)
Retail Rent (Suburban Areas)

Source: JLL, DTZ & CapitaLand Research

CapitaMall Trust

Retail Space Per Capita Still Relatively Low



Retail Floor Space Per Capita
Sq ft
45
40
35
30
25
20
15
10
5
-
38.2
22.1
14.4
13.8
13.2
11.2
10.6
11.2
USA
Australia
South Korea
United Kingdom
Hong Kong
Japan
Singapore (2007)
Singapore (2013)

Source : JHD Research, June 2008

- Retail space per capita still relatively low compared to regional (e.g. Hong Kong, Japan, and Australia) and major western markets

CapitaMall Trust

Singapore Retail Rents Lower Than Regional Peers

Retail rents along Orchard Road are still 57% below Hong Kong Central and 44%-63% below Tokyo Ginza


Prime Retail Rental of Japan, Hong Kong & Singapore
US$ psf pm
80
70
60
50
40
30
20
10
0
Min
Max
Ginza
Omotesando
Shibuya
Shinjuku
Harajuku
Central
Causeway Bay
Tsim Sha Tsui
Mong Kok
Orchard
City Hall/Marina
Suburban
Tokyo
Hong Kong
Singapore

Source: CB Richard Ellis (2Q 2008)

CapitaMall Trust

Consistently High Occupancy Rates

Achieved Close to 100% Occupancy Rate Every Year since 2001

	As at 31 Dec 01	As at 31 Dec 02	As at 31 Dec 03	As at 31 Dec 04	As at 31 Dec 05	As at 31 Dec 06	As at 31 Dec 07	As at YTD Sep 08
Tampines Mall	100.0%	100.0%	99.3%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	99.8%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	99.6%	99.3%	99.3%	100.0%	99.4%	99.6%	99.7%	99.3%
IMM Building[1]			98.5%	99.4%	99.0%	99.0%	99.9%	100.0%
Plaza Singapura				100.0%	100.0%	100.0%	100.0%	100.0%
Bugis Junction					100.0%	100.0%	100.0%	100.0%
Others[2]					99.8%	100.0%	100.0%	100.0%
Raffles City Shopping Centre[3]						99.3%	100.0%	100.0%
Lot One Shoppers' Mall							92.7%[4]	99.9%
Bukit Panjang Plaza							99.9%	100.0%
Rivervale Mall							100.0%	100.0%
Atrium@Orchard								98.0%
CMT Portfolio	**99.9%**	**99.8%**	**99.1%**	**99.8%**	**99.7%**	**99.5%**	**99.6%**	**99.7%**

1. Information is based on IMM retail space only.
2. Comprising Hougang Plaza, Jurong Entertainment Centre and Sembawang Shopping Centre . Year 2007 excludes SSC which commenced major asset enhancement works in March 2007.
3. Based on Raffles City Shopping Centre retail leases.
4. Lower occupancy due to asset enhancement works at Lot One Shoppers' Mall.

CapitaMall Trust

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Resilient Portfolio Sustains High Occupancy Levels

Occupancy Rate Above 98% Despite Challenging Economic Conditions



Occupancy rate (%)
100
95
90
85
80
75
70
65
60
20%
10%
0%
-10%
-20%
GDP Growth (Q-on-Q)
2001
2002
2003
2004
2005
2006
2007
2008
Quarter-on-Quarter Singapore GDP Growth Rate (RHS)
Portfolio Occupancy Rate (%) (LHS)

CapitaMall Trust

Shopper Traffic Grows Quarter-on-Quarter

Shopper Traffic for 3Q 08 is 11.8% higher than 3Q 07 on Comparable Mall Basis[1]



Shopper Count ('000)
56,000
54,000
52,000
50,000
48,000
46,000
3Q 07
4Q 07
1Q 08
2Q 08
3Q 08
11.8%

1 For comparable basis, chart includes the entire CMT portfolio of malls, except the following for which traffic data was not available from 3Q 07 onwards: Hougang Plaza, Sembawang Shopping Centre and Atrium@Orchard.

CapitaMall Trust

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Top 10 Tenants

10 largest tenants[1] by total gross rental contribute 23.8% of total gross rental
No one tenant contributes more than 3.4% of total gross rental

Tenant	Trade Sector	Expiry Date [2]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
BHG (Singapore) Pte. Ltd[3]	Department store	May 10, Mar 10 & Apr 15	217,559	3.4%	5.9%
Barclays Capital	Office	Jan 10, Feb 10 & Apr 10	171,008	2.9%	4.7%
NTUC Fairprice Co-operative Ltd	Supermarket / Food Court / Services	Nov 09, Feb 10, Dec10, Mar 11, Jul 11 & Dec11	143,859	2.9%	3.8%
Temasek Holdings Pte Ltd	Office	Apr 09, Apr 10, & Apr 12	157,219	2.7%	4.3%
Cold Storage Singapore (1983) Pte Ltd	Supermarket/ Services/ Warehouse	May 09, Jul 09, Oct 09 ,Dec 09, Mar 10, Apr 10, Jun 10, Jul 10, Aug10, May 11, Jul 11, Nov 11, Mar 12 & Jun 12	150,334	2.7%	3.9%
Wing Tai Holdings Ltd	Fashion / Food & Beverage	Oct 08, Feb 09, Jul 09, Aug 09, Sep 09, Oct 09, Nov 09, Dec 09, May 10, Aug 10, Nov 10, Mar 11 & Aug 12	32,296	2.2%	0.9%
Golden Village Multiplex Pte Ltd	Leisure & Entertainment	Nov 09 , Nov 10 & Feb 14	122,762	2.0%	3.3%
Kopitiam[4]	Food Court	Nov 08, Feb 09, Nov 09, Mar 10, Sep 10 & Aug 11	73,910	1.9%	2.0%
Best Denki (S) Pte Ltd	Electronics / Warehouse	Aug 09, Apr 10, Aug 10 & Dec 10	73,705	1.7%	2.0%
Food Junction Management Pte Ltd	Food Court	Oct 10, Nov 11, Apr 12 & Nov 12	51,682	1.4%	1.4%

1 Excluding Raffles City .
2 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
3 Formerly known as Seiyu (Singapore) Private Limited.
4 Comprises Kopitiam Investment Pte Ltd, Copitiam Pte Ltd and S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd).

CapitaMall Trust

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Well Diversified Trade Mix Across the Portfolio

Portfolio[1]


By Net Lettable Area
as at 30 Sep 2008
15.1%
12.4%
11.7%
10.0%
8.0%
8.2%
8.1%
7.6%
5.1%
3.0%
11.5%
Food & Beverage/Food Court
Warehouse
Educational/Services
Leisure and Entertainment/Sports & Fitness
Supermarkets
Department Store
Fashion
Electronics
Home Furnishings
Books/Gifts & Specialty/Hobbies/Toys
Office Rental


By Gross Rent
as at 30 Sep 2008
24.0%
20.7%
17.0%
6.9%
6.2%
5.2%
4.8%
4.1%
2.9%
1.9%
6.6%

1. Excluding Sembawang Shopping Centre and Raffles City.

CapitaMall Trust

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CapitaMall Trust

Asset Enhancements Update

Projected Incremental Net Property Income[1] From Uncompleted AEI Initiatives


S$ mil
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.6
0.9
5.2
5.5
Plaza Singapura
Bugis Junction
Lot One
Sembawang[2] Shopping Centre

1. Incremental net property income from 3Q 2008.
2. Asset enhancement works for Sembawang Shopping Centre commenced in March 2007 and this figure represents the estimated full year Net Property Income on a stabilised basis.

CapitaMall Trust

Enhanced Sales Productivity of Anchor Tenants' Space Through AEI

Sales Productivity Increased by 20% - 32% Post-AEI

Tenants	Combined Area			Change in Average GTO psf After AEI
	Before AEI	After AEI	Variance	
Department stores at ▪ *Raffles City* ▪ *Tampines Mall* ▪ *Lot One Shoppers' Mall*	160,100	145,700	↓ 9%	↑ 20% - 32%

Source: CMT

CapitaMall Trust

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Enhanced Sales Productivity of Spaces Within Mall Through AEI

Example : Bugis Junction Level 3 of Retail Block Reconfiguration

Before AEI



Slabover of existing voids and extension of lease line to enhance value & improve circulation

After AEI



Reconfigured retail units 100% trading
L3 façade converted to glass parapets

	Current	After AEI [1]	Variance
Net Lettable Area (sq ft)	14,540	14,900	+ 2.5%
Gross Revenue (pa)	$1.20mil	$2.00mil	+ 67%
Gross Rental (psf)	$6.90	$11.41	+ 65%

1. Based on Manager's estimates

CapitaMall Trust

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Enhanced Sales Productivity of Spaces Within Mall Through AEI

Example : Plaza Singapura – Reconfiguration of Level 3

Reconfiguration & subdivision to enhance the retail offerings


World of Sports
John Little
Leonard Drake
Mothercare

Before **After**

13 new units

Enhanced Sales Productivity of Spaces Within Mall Through AEI

Example : Plaza Singapura – Reconfiguration of Level 3

Average Rent Per Sq Ft Increases by 51.7%

Impact On Rental Of Affected Units			
	Before AEI	After AEI	Variance
Net Lettable Area (sq. ft)	21,082	20,183	- 4.3%
Average Rent per sq. ft	$6.12	$9.70	+ 58.5%
Gross Rent per month	S$129,108	S$195,842	+ 51.7%

CapitaMall Trust

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CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre Redevelopment Work On Schedule



New Facade



Rooftop Landscaped Plaza

- Decant 42,610 sq ft of residential gross floor area to Basement 1, Levels 1 and 2
- Shift less prime space 35,974 sq ft of gross floor area from Level 3 and 4 to Basement 1, Levels 1 and 2.
- Relocate car park spaces on prime Basement 1, Levels 1 & 2 to upper floors to optimise rentals.
- Creation of a roof-top landscaped plaza featuring a large playground with interactive water features.

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Sembawang Shopping Centre
- 97% of Projected Increase in Rents Committed

	Before AEI	After AEI	Variance
Net Lettable Area (sq ft)	97,123	128,241	+ 32.0%
Average Rent psf per month	S$4.98	S$7.41	+ 48.8%
Gross Rent per month	S$483,220	S$949,919	+ 96.6%

97% of the projected gross rental revenue per month has been committed

Sembawang Shopping Centre Achieved 95% Leasing Commitment

Level	Net Lettable Area		
	Total (sqft)	Leased (sqft)	Occupancy
B1	54,018.18	53,284.49	99%
L1	33,691.15	30,527.68	91%
L2	30,431.25	28,189.00	93%
L3	10,594.50	9,845.98	93%
Total/Average	128,735.08	121,847.15	95%

CapitaMall Trust

Sembawang Shopping Centre

List of Committed Anchor & Specialty Tenants

Anchor Tenants Committed

- Giant — Big Variety, Great Value
- ALWAYS $2 DAISO JAPAN
- KOPITIAM

Some of the Specialties Committed

- POPULAR — OPENS YOUR MIND
- Challenger
- Capitol Optical
- CITY CHAIN
- SPECTACLE HUT
- guardian — For Health • For Beauty • For You
- GOLDHEART
- ASTONS specialities
- Pet Lovers Centre™ — Pet Care Since 1973
- 余仁生 Eu Yan Sang
- DANO — THE ART OF FASHION
- HEI SUSHI
- Jean Yip GROUP — Hair • Beauty • Slimming
- CITISPA™ — PROFESSIONAL SLIMMING & BEAUTY
- AJISEN 味千拉麵

CapitaMall Trust

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Sembawang Shopping Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$68.4 million	**1st Quarter 2007**	**4th Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$6.8 million
Net Property Income	**S$5.5 million**
Capital Expenditure (includes Differential Premium)	S$68.4 million
Return on Investment	8.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$99.4 million
Increased in Value (net of investment cost)	**S$31.0 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

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CapitaMall Trust

Lot One Shoppers' Mall

Lot One Shoppers' Mall
Proposed Asset Enhancement Works


New Façade


Wet Playground on Level 5 Rooftop Plaza


New Streetscape


BENGAWANSOLO
Ya Kun Kaya Toast
Basement 1 Market Place

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Lot One Shoppers' Mall
Proposed Asset Enhancement Initiatives

- Decant space currently occupied by the National Library Board. It will occupy area classified for use by Civic and Community Institution, which is deemed non commercial GFA.
- Create 4-storey retail extension block measuring over 16,500 sq ft in NLA
- Level 1 of retail extension block will seamlessly connect to the Chua Chu Kang MRT station via a covered linkway
- More than 50 new shops will be created on Levels 1, 2, 3, and 4 of the retail extension block
- Rooftop landscaped garden, comprising a children's playground and a designated water play area with interactive features, to be created on the rooftop
- Existing basement foodcourt will relocate to Level 4 of new retail extension block and the supermarket will move to take over the space vacated by the foodcourt
- New F&B cum specialty shops will be introduced at the reconfigured area relinquished by the supermarket on Basement 1

Lot One Shoppers' Mall
– 90% of Projected Increase in Rents Committed

	Before AEI	After AEI[1]	Variance
Net Lettable Area (sq ft)	203,530	217,679	+ 7.0%
Average Rent psf per month	S$ 10.04	S$ 12.22	+ 21.7%
Gross Rent per month	S$2,043,650	S$2,660,793	+ 30.2%

S$6.2 million (90%) out of the S$6.9 million projected increase in rental revenue per annum has been committed on a stabilised basis

1. Approximately 25,700 sq ft of retail GFA will be decanted at the end of enhancement works.

CapitaMall Trust

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Lot One Shoppers' Mall Indicative AEI Timeline

Completed on Schedule

Activity	Commencement Date
Start of AEI	3rd Quarter 2007
Activity	**Target Completion Date[1]**
Level 1 Extension	January 2008
Level 2 Extension	1st Quarter 2008
Level 3 Extension	1st Quarter 2008
Levels 4 and 5 Extension	2nd Quarter 2008
Basement 1 Reconfiguration	Opening in Nov 2008
Internal Reconfiguration from Levels 1 to 4	1st Quarter 2009
Roof Top Landscape Plaza	2nd Quarter 2009

1. Based on Manager's estimates

Lot One Shoppers' Mall
Valuation Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$51.7 mil	**3rd Qtr 2007**	**4th Qtr 2008**

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 6.9 mil
Incremental Net Property Income	**S$ 5.2 mil**
Total Capital Expenditure	S$ 51.7 mil
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 94.6 mil
Increased in Value (net of investment cost)	**S$ 42.9 mil**

1) Forecast value creation is based on Manager's estimates

CapitaMall Trust

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Lot One Shoppers' Mall (Basement One) New Shops Commenced Business






Leaves



CapitaMall Trust

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CapitaMall Trust

Funan DigitaLife Mall, Tampines Mall and Jurong Entertainment Centre

Funan DigitaLife Mall

To Unlock Value at An Appropriate Time

- Submitted for Written Permission (WP) to maximise unutilised GFA of approx. 388,000 sq ft. Funan employs only 3.89 of its allowable plot ratio of 7.0
- Differential Premium of $65.2 million has been paid in June 2008
- In view of high construction cost and competitive market for resources, proposed plan for a retail cum office development has been put on hold
- Will explore opportunities to unlock value at an appropriate time since proposed enhancement plan is not critical to sustain CapitaMall Trust's growth

	Existing	Allowable/ Proposed	Variance
Gross Plot Ratio	**3.89**	**7.0**	**80%** ↑
Gross Floor Area (Total)	**482,100 sq ft**	**870,352 sq ft**	**388,252** ↑
Gross Floor Area (Proposed Office Space)	-	**315,561 sq ft**	**NA**

	Total (S$ million)	$ per sq. ft. proposed GFA
Differential Premium [1] (Allocated to Office)	55	S$ 174
99-year lease top up premium [1] (Allocated to Office)	23	S$ 73
Effective Land Cost (Office Component)	**78**	**S$ 247**
Market Land Cost [2]	**S$ 900 – S$ 1,000**	

1. Allocation based on GFA usage
2. Based on Manager's estimates

CapitaMall Trust

82 - 4507

Tampines Mall
To Unlock Value at An Appropriate Time

- Tampines Mall had earlier received a plot ratio increase from 3.5 to 4.2 for full office development which will create approx. 95,000 sq ft of office space
- Differential premium - $2,940psm or $25.9m
- In view of high construction cost and competitive market for resources, proposed plan to build an office block above Tampines Mall has been put on hold
- Will explore opportunities to unlock value at an appropriate time since proposed enhancement plan is not critical to sustain CapitaMall Trust's growth



Existing Plot Ratio	3.5
New Plot Ratio	4.2
Current GFA (sq ft)	460,880
Additional GFA (sq ft))	94,880

CapitaMall Trust

82 - 4507

Jurong Entertainment Centre
To Unlock Value at An Appropriate Time

	Before Increase of GPR	After Increase of GPR	After Additional GFA from ice-skating rink	Total Variance
Gross Plot Ratio (GPR)	1.85	3.0	3.3	↑ 78%
Allowable GFA	170,000 sq ft	275,500 sq ft[1]	303,100 sq ft[1]	↑ 78%
Net Lettable Area	110,510 sq ft	189,400 sq ft[1]	208,400 sq ft[1]	↑ 89%

1 Based on Manager's estimates

- Written Permission had been submitted to increase plot ratio from 1.85 to 3.0. Differential Premium of $1,200 per sq metre had also been locked in for commercial GFA.
- Proposed new Olympic-sized ice skating rink, first-of-its-kind in Singapore, had been approved under URA's Civic and Community Institutions scheme. Other proposed AEI works included creation of new retail floor and relocation of Cineplex from Level 1 to Level 5.
- In view of high construction cost and competitive market for resources, proposed asset enhancement plans have been put on hold
- Will explore opportunities to unlock value at an appropriate time since proposed enhancement plan is not critical to sustain CapitaMall Trust's growth

CapitaMall Trust

82 - 4507

CapitaMall Trust

Key Strategies Going Forward

Key Strategies to Steer CapitaMall Trust Through Challenging Economic Climate

1. **Active Capital Management**
   - Proactively manage our refinancing positions
2. **Focus on Extracting Value From Existing Assets to Sustain Growth**
   - Active management of existing assets to drive continuous organic growth
   - Well-placed with strong understanding of tenants' gross turnover and resilient base-rent plus gross turnover rental structure
   - Limited retail supply in Singapore results in strong captive markets for our well-located malls
3. **Seamless Execution and Timely Completion of On-Going / Committed Asset Enhancement Initiatives**
4. **Conservatively Cautious, Review New Commitments Carefully without Sacrificing Liquidity for New Projects**

Thank You

For enquiries, please contact:
TONG Ka-Pin (Ms)
Head, Investor Relations & Corporate Communications
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com
http://www.capitamall.com

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Oct-2008 18:40:52
Announcement No.	00151

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust - Third Quarter 2008 Financial Results and Press Releases"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.QCT.3rdQtrFinancial.21Oct08.pdf Total size = **621K** (2048K size limit recommended)

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	21-Oct-2008 18:03:20
Announcement No.	00123

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Third Quarter 2008 Financial Results and Press Releases
Description	The announcement and Press Releases issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments	QCT_Pressrelease_donation.pdf QCT_3Qfinancials.pdf QCT3Q_newsrelease.pdf Total size = **493K** (2048K size limit recommended)

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BURSA MALAYSIA

Financial Results

Initiated by **QUILL CAPITA TRUST** on **08/10/2008 04:45:15 PM**
Submitted by **QUILL CAPITA TRUST** on **21/10/2008 05:08:19 PM**
Reference No **QC-081008-60315**
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	603-2380 6288
E-mail address	corinne.tan@qct.com.my

Part A1 : Quarterly Report	
*** Financial Year End**	**31/12/2008**
*** Quarter**	**3 Qtr**
*** Quarterly report for the financial period ended**	**30/09/2008**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

QCT 3Q financials [bursa].pdf
QCT 3Q notes [bursa].pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2008**

	INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
	CURRENT YEAR QUARTER *	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE ***	**PRECEDING YEAR CORRESPONDING PERIOD**
	30/09/2008	30/09/2007	30/09/2008	30/09/2007
	[dd/mm/yyyy] RM'000	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**	**[dd/mm/yyyy] RM'000**
1. Revenue	13,769	7,390	38,843	19,310

2. Profit/(loss) before tax	6,836	4,901	20,685	12,213
3. Profit/(loss) for the period	6,836	4,901	20,685	12,211
4. Profit/(loss) attributable to ordinary equity holders of the parent	6,836	4,901	20,685	12,211
5. Basic earnings/(loss) per share (sen)	1.75	1.66	5.30	4.74
6. Proposed/Declared dividend per share (sen)	0.00	0.93	3.36	3.99
	AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7. Net assets per share attributable to ordinary equity holders of the parent (RM)		1.2020		1.2000
Remarks :				

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	30/09/2008	30/09/2007	30/09/2008	30/09/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	25	359	331	566
2. Gross interest expense	1,890	935	4,681	2,773
Remarks :				

Note: The above information is for the Exchange internal use only.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE QUARTER ENDED 30 SEPTEMBER 2008 (UNAUDITED)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Current Year	Preceding Year Corresponding	Current Year	Preceding Year Corresponding
	Quarter 30.09.2008	Quarter 30.09.2007	To Date 30.09.2008	To Date 30.09.2007
	RM	RM	RM	RM
TOTAL INCOME				
Gross revenue	13,768,822	7,389,531	38,843,389	19,310,118
Property operating expenses	(3,292,669)	(1,024,525)	(9,328,532)	(2,742,748)
Net property income	10,476,153	6,365,006	29,514,857	16,567,370
Interest income	25,356	358,756	331,334	565,826
	10,501,509	6,723,762	29,846,191	17,133,196
TOTAL EXPENDITURE				
Manager's fee	(1,007,744)	(682,572)	(2,977,860)	(1,619,905)
Trustee's fee	(34,317)	(21,971)	(102,943)	(54,309)
Borrowing costs	(2,052,632)	(1,017,398)	(5,050,509)	(3,021,401)
Valuation fees	(303,000)	-	(428,000)	-
Auditors' remuneration	(2,250)	(23,960)	(57,350)	(66,880)
Tax agent's fee	4,675	(5,885)	(3,095)	(18,645)
Administrative expenses	(270,717)	(71,372)	(540,991)	(138,861)
	(3,665,985)	(1,823,158)	(9,160,748)	(4,920,001)
INCOME BEFORE TAX	6,835,524	4,900,604	20,685,443	12,213,195
TAXATION	-	-	-	(2,650)
INCOME AFTER TAXATION	6,835,524	4,900,604	20,685,443	12,210,545
INCOME DISTRIBUTION				
-Distribution of income	-	(2,213,830)	(13,108,402)	(9,523,771)
	-	-	-	-
	6,835,524	2,686,774	7,577,041	2,686,774
Income distribution per unit				
Gross (sen)	-	0.93	3.36 (a)	3.99(b)
Income After Taxation is made up of the following:				
Realised	6,835,524	4,900,604	20,685,443	12,210,545
Unrealised	-	-	-	-
EARNINGS PER UNIT (c)				
- after manager's fees (sen)	1.75	1.66	5.30	4.74
- before manager's fees (sen)	2.01	1.90	6.07	5.37

(a) Interim gross distribution of 3.36 sen per unit relates to the distribution of the distributable income for the period 1 January 2008 to 23 June 2008, and was paid on 18 July 2008. The distributable income from 24 June 2008 will be included in the next income distribution. Please refer to Note B 2 for further details.

(b) The distribution of 3.99 sen per unit relates to the distribution of the distributable income for the period 1 January 2007 to 27 August 2007.

(c) Earnings Per Unit for the current year quarter and current year cumulative quarter are computed based on Income After Taxation for the respective periods divided by 390,131,000 units in circulation.

Earnings Per Unit for the preceding year quarter and preceding year cumulative quarter are computed based on Income After Taxation for the respective periods divided by the weighted average number of units of 294,657,957 units and 257,551,659 units respectively. The weighted average number of units during those periods were computed taken into consideration the issuance of 151,440,000 new units in September 2007.

The Condensed Income Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE QUARTER ENDED 30 SEPTEMBER 2008 (UNAUDITED)

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
	30.09.2008	31.12.2007
	RM	RM
NON-CURRENT ASSETS		
Property, plant and equipment	14,863	10,812
Investment properties	646,641,836	549,000,000
	646,656,699	549,010,812
CURRENT ASSETS		
Trade and other receivables	18,698,903	2,583,054
Deposits with licensed financial institution	5,500,000	28,233,719
Cash and bank balances	6,120,335	5,446,753
	30,319,238	36,263,526
CURRENT LIABILITIES		
Provision for income distribution	7,577,041	9,636,236
Trade and other payables	9,274,755	4,323,250
Borrowings	114,624,888	89,860,227
	131,476,684	103,819,713
NET CURRENT LIABILITIES	(101,157,446)	(67,556,187)
NON-CURRENT LIABILITIES		
Security deposits	14,559,509	12,527,580
Borrowings	62,012,699	-
	76,572,208	12,527,580
NET ASSETS	**468,927,045**	**468,927,045**
Represented by:		
UNITHOLDERS' FUND		
Unitholders' capital	411,712,067	411,712,067
Undistributed income	57,214,978	57,214,978
	468,927,045	**468,927,045**
NET ASSET VALUE PER UNIT (before distribution)	1.2214	1.25
NET ASSET VALUE PER UNIT (after distribution)	1.2020	1.20
NUMBER OF UNITS IN CIRCULATION	390,131,000	390,131,000

The Condensed Balance Sheet should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN NET ASSET VALUE
FOR THE QUARTER ENDED 30 SEPTEMBER 2008 (UNAUDITED)

	Unitholders' Capital	Distributable Income	Non distributable revaluation surplus	Total
	RM	RM	RM	RM
As at 1 January 2008	411,712,067	108,690	57,106,288	468,927,045
Net income for the period	-	20,685,443	-	20,685,443
Distribution paid on 18 July 2008	-	(13,108,402)	-	(13,108,402)
Provision for distribution	-	(7,577,041)	-	(7,577,041)
As at 30 September 2008	411,712,067	108,690	57,106,288	468,927,045

The Condensed Consolidated Statement of Changes in Net Asset Value should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes attached to the interim financial statements.

QUILL CAPITA TRUST
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE QUARTER ENDED 30 SEPTEMBER 2008 (UNAUDITED)

	CURRENT YEAR TO DATE 30.09.2008 RM	PRECEDING YEAR TO DATE 30.09.2007 RM
CASH FLOW FROM OPERATING ACTIVITIES		
Income before tax	20,685,443	12,213,195
Adjustment for:		
Interest expenses	4,681,312	2,772,829
Transaction costs & credit facility costs	369,197	248,572
Depreciation	5,121	-
Interest income	(331,334)	(565,826)
Operating income before working capital changes	25,409,739	14,668,770
Receivables	(3,024,720)	(2,348,955)
Payables	2,288,988	3,968,245
Cash generated from operating activities	24,674,007	16,288,060
Income tax paid	-	(17,650)
Net cash generated from operating activities	24,674,007	16,270,410
CASH FLOW FROM INVESTING ACTIVITIES		
Deposits for purchase of investment properties	(13,200,000)	-
Purchase of investment properties & asset enhancement costs	(96,599,245)	(209,253,629)
Purchase of property, plant & equipments	(9,172)	-
Interest received	322,112	546,282
Net cash used in investing activities	(109,486,305)	(208,707,347)
CASH FLOW FROM FINANCING ACTIVITIES		
Distribution to unitholders	(22,744,638)	(10,702,405)
Finance cost	(2,426,967)	(1,812,369)
Proceeds from borrowings	147,163,766	-
Repayment of borrowings	(59,240,000)	-
Proceeds from issuance of units	-	225,781,258
Net cash generated from financing activities	62,752,161	213,266,484
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(22,060,137)	20,829,547
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,680,472	9,999,753
CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,620,335	30,829,300
Cash and cash equivalents at end of period comprises:		
Deposits with licensed financial institutions	5,500,000	28,536,245
Cash and bank balances	6,120,335	2,293,055
	11,620,335	30,829,300

The Condensed Cash Flow Statement should be read in conjunction with the audited financial statements for the year ended 31 December 2007 and the accompanying explanatory notes to the interim financial statements.

QUILL CAPITA TRUST
EXPLANATORY NOTES FOR QUARTER ENDED 30 SEPTEMBER 2008

A1 BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention except for investment properties which is stated at fair value.

The financial statements comply with the applicable Financial Reporting Standards in Malaysia, provisions of the Trust Deed and the Securities Commission's Guidelines on Real Estate Investment Trusts.

A2 BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of QCT and its wholly-owned special purpose entities ("SPEs"). The special purpose entities are established for the specific purpose of raising financing on behalf of QCT for the acquisition of real estate properties and single-purpose companies. QCT does not have any direct or indirect shareholdings in these entities. A SPE is consolidated if, based on an evaluation of the substance of its relationship with QCT and the SPE's risks and rewards, QCT concludes that it controls the SPE. SPEs controlled by QCT were established under terms that impose strict limitations on the decision-making powers of the SPE's management resulting in QCT receiving all of the benefits related to SPE 's operations and net assets.

A3 AUDIT REPORT OF PRECEDING FINANCIAL YEAR ENDED 31 DECEMBER 2007

The audit report of the financial statements for the preceding year ended 31 December 2007 was not qualified.

A4 SEASONALITY OR CYCLICALITY OF OPERATIONS

The business operations of QCT are not materially affected by any seasonal or cyclical factors, except for changes in demand and supply of properties which depend on market conditions.

A5 UNUSUAL ITEMS DUE TO THEIR NATURE, SIZE OR INCIDENCE

During the current quarter under review, there were no unusual items due to their nature, size or incidence that affects the assets, liabilities, equity, net income or cash flows of QCT.

A6 CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no changes in the estimates of amounts reported during the current quarter.

A7 CHANGES IN DEBT AND EQUITY

Save as disclosed in note B9, there were no repurchase, resale and repayment of debt and equity instruments for the current quarter and year to date.

A8 INCOME DISTRIBUTION POLICY

In line with the Trust Deed dated 9 October 2006, QCT intends to distribute 100% of its distributable income for the first three financial years at least semi-annually, or at such other intervals as the Manager may determine.

A9 SEGMENT REPORTING

No segment information is prepared as QCTs activities are predominantly in one industry segment and situated predominantly in Malaysia.

A10 VALUATION OF INVESTMENT PROPERTIES

The investment properties were valued based on valuations performed by independent registered valuers on 1 December 2007. The difference between the valuations and the book value of the respective properties were credited to the revaluation surplus account in the income statement for the financial year ended 31 December 2007.

No valuation of the investment properties was carried out during the quarter.

A11 SIGNIFICANT EVENTS DURING THE QUARTER ENDED 30 SEPTEMBER 2008

Acquisition of a special purpose entity - Boromir Capital Sdn. Bhd
(formerly known as Haruman Idaman Sdn. Bhd.)

On 11 July 2008, the Securities Commission ("SC") approved the acquisition of a special purpose entity, Boromir Capital Sdn.Bhd. to facilitate the implementation of a RM134 million CPs/MTNs programme. The announcement was made to Bursa Malaysia Securities Berhad on 16 July 2008.

A12 SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER ENDED 30 SEPTEMBER 2008

There were no significant events subsequent to the quarter ended 30 September 2008.

A13 CHANGES IN CONTINGENT LIABILITIES

There are no contingent liabilities to be disclosed.

A14 CAPITAL COMMITMENTS

The amount of capital commitment not provided for in the financial statements as at 30 September 2008 are as follows:

	RM
Approved and contracted for :	
Investment properties	132,436,508
Approved and not contracted for :	
Investment properties	279,759

B1 REVIEW OF PERFORMANCE

QCT recorded RM13.768 million and RM6.835 million of revenue and profit before tax respectively for the quarter ended 30 September 2008.

B2 COMPARISON WITH PRECEDING QUARTER

		Current Quarter ended 30 Sept 2008 RM	Preceding Quarter ended 30 June 2008 RM
Total Revenue		13,768,822	13,695,110
Profit before tax		6,835,524	6,749,408
Profit after tax		6,835,524	6,749,408
Provision for income distribution	#	7,577,041	6,007,891

There has been no material deviation of the revenue, profits before and after tax for the quarter as compared with the preceding quarter .

Provision for income distribution is made up of distributable income for the period from 24 June 2008 to 30 June 2008 of RM714,517 and RM6,835,524 for the period from 1 July 2008 to 30 September 2008.

B3 PROSPECTS

The Manager expects the investment properties of QCT to continue to enjoy good occupancy and rental as the tenancies are mainly long term leases with quality tenants who are mainly subsidiaries of multinational companies ("MNCs").

The Manager plans to continue to seek additional income growth and enhancement to the value of QCT's portfolio through its acquisition and growth strategies, active asset management and capital management strategies.

B4 PROFIT FORECAST / PROFIT GUARANTEE VARIANCE

a) Profit forecast

The unaudited results for the third quarter ended 30 September 2008 is in line with the forecast as announced on 21 April 2008 ("Forecast 2008") and is in line with the expectation of QCT.

b) Profit guarantee

QCT is not involved in any arrangement involving it providing profit guarantees.

B5 TAXATION

Previously, undistributed income of a REIT would be subject to income tax whereas the income distributed would be exempt from tax. With the amendment to Section 61A of the Income Tax Act 1967, effective from Year of Assessment 2007, the undistributed income of a REIT will also be exempt from income tax provided that the REIT distributes 90% or more of its total income for the year. If the REIT is unable to meet the 90% distribution criteria, the entire taxable income of the REIT for the year would be subject to income tax.

As QCT intends to distribute more than 90% of its total income for the year to its unitholders, no provision for tax has been made in the current quarter and period todate.

A reconciliation of the income tax expense applicable to income before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of QCT is as follows:

	Current Quarter RM	Period To Date RM
Income before taxation	6,835,524	20,685,443
Taxation at Malaysian statutory tax of 26%	1,777,236	5,378,215
Expenses not deductible for tax purposes	-	-
Income exempted from tax	(1,777,236)	(5,378,215)
Underprovision of prior year tax	-	-
Write-back of over provision	-	-
Tax expense for the period	-	-

B6 PROFIT ON SALE OF INVESTMENTS IN UNQUOTED SECURITIES /PROPERTIES

There was no disposal of investments in unquoted securities during the current quarter and the period to date.

B7 PARTICULARS OF PURCHASE OR DISPOSAL OF INVESTMENT IN QUOTED SECURITIES

There was no purchase or disposal of investment in quoted securities during the current quarter and the period to date.

B8 STATUS OF CORPORATE PROPOSALS

There were no corporate proposals during the current quarter and period to date.

B9 BORROWINGS AND DEBT SECURITIES

CPs	Current Quarter RM
Face value of CPs issued	115,900,000
Discount on CPs	(2,275,865)
Cash proceeds	113,624,135
Accretion of interest expense on CPs	1,476,452
	115,100,587
Transaction costs	(545,101)
	114,555,486
Amortisation of transaction costs	69,402
	114,624,888

MTNs	
Face value of MTNs issued	64,000,000
Transaction costs	(2,000,000)
	62,000,000
Amortisation of transaction costs	12,699
	62,012,699

a **Commercial Papers ("CPs") / Medium Term Notes ("MTNs") programmes ("CPs/MTNs Programme")**

(i) **CPs/MTNs Programme of up to RM118 million (" RM118 million Programme ")**

On 3 November 2006, QCT has through its SPE, Gandalf Capital Sdn. Bhd., established a 7 year RM118 million CPs/MTNs Programme ("RM118 million CPs/MTNs Programme") to raise funds from the private debt securities market to part finance acquisitions of its investment properties.

On 1 December 2006, CPs of nominal value of RM91.9 million were issued to raise net proceeds of RM90.1 million which were utilised to part finance the acquisition of Quill Building 1 - DHL, Quill Building 2 - HSBC, Quill Building 3 - BMW and Quill Building 4 - DHL 2 ("Quill Buildings").

The effective interest rate on the said RM91.9 million CPs is 3.995% p.a. until 30 November 2011, resulting from an Interest Rate Swap as disclosed in Note B10 (i).

On 14 March 2008, CPs of nominal value of RM24 million were issued to raise proceeds of RM23.9 million which were utilised to part finance the acquistion of Quill Building 5 - IBM. The said CPs have been rolled over to 15 December 2008 at an interest rate of 3.98% p.a .

The effective interest rate of the said RM 24 million CPs will be 4.14% with effect from 15 December 2008 to 30 November 2011 due to the IRS arrangement as disclosed in Note B 10 (iii).

The Manager is of the opinion that the CPs/MTNs will be available throughout the period of the CPs/MTNs Programme.

B9 BORROWING AND DEBT SECURITIES (cont'd)

(ii) CP/MTN Programme of up to RM134 million (RM134 million Programme")

On 30 July 2008, QCT through its SPE , Boromir Capital Sdn Bhd ("Boromir") , estalished a 7 year CP/MTN Programme of up to RM134 million ("RM134 million CPs/MTNs Programme").

On 15 September 2008, RM64 million of MTNs were issued under the RM134 million CPs/MTNs Programme. Proceeds from the MTNs issuance were used mainly to repay the amount drawndown from the Loan Facilities of RM59.24 million.

The interest rate on the MTNs issued is at 5.2% p.a for 5 years till year 2013 and thereafter at 6.2% p.a until year 2015.

The effective interest rate on the MTNs is 6 -month KLIBOR + 0.47% due to the IRS arrangement as disclosed in Note B 10 (ii).

Transaction costs relating to the RM134 million CPs/MTNs Programme is estimated at RM2 million.

b <u>**Loan Facilities**</u>

<u>RM290 million Loan Facilities</u>

On 29 February 2008, QCT obtained loan facilities totalling RM290 million ("RM290 million Loan Facilities") with RM145 million each from HwangDBS Investment Bank Berhad ("HwangDBS") and Malayan Banking Berhad ("MBB").

The total amount drawndown of RM59.24 million was utilised to finance the acquisition of Quill Building 8 - DHL, Quill Building 10 - HSBC Section 13, and part payment for Tesco building.

The interest rates on the loan drawndown during the period ranged from 4.70% p.a to 4.90% p.a.

The amount drawndown from the Loan Facilities was fully repaid on 15 September 2008 and the Loan Facilities were terminated on the same day.

<u>RM80 million Loan Facilities</u>

On 16 October 2008, QCT obtained loan facilities totalling RM80 million ("RM80 million Loan Facilities ") with RM40 million each from HwangDBS and Aseambankers Malaysia Berhad ("Aseam").

The said RM80 million Loan Facilities will be drawndown to part finance the acquisition of Tesco building, the completion of which is expected to be in the 4th quarter of 2008.

The interest is 0.9% above the lenders' effective costs of funds ("ECOF") at the time of drawdown.

B10 OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Other than as disclosed below, QCT has no financial instruments with off balance sheet risks as at the date of issuance of this report that may materially affect the position or business of QCT.

As part of the active interest rate management strategy of QCT, the following Interest Rate Swap ("IRS") arrangements have been entered into :

(i) On 18 April 2007, an IRS swapping floating rate for fixed rate for RM90 million was entered into by the Manager with a licensed financial institition (the" Bank") whereby the interest rate was fixed at 3.745% until 30 November 2011. As such, QCT will pay a fixed rate of 3.995% p.a. from 31 May 2007 to 30 November 2011 (including a credit spread of 0.25% p.a).

(ii) On 15 September 2008, an IRS swapping fixed rate for floating rate for RM64 million was entered into by the Manager with a licensed financial institution (the" Bank") whereby QCT will pay a floating rate of 6- month KLIBOR plus 0.47% whilst the Bank will pay a fixed rate of 5.2% p.a to QCT.

(iii) On 10 October 2008, an IRS swapping floating rate for fixed rate for RM25.5 million was entered into by the Manager with a licensed financial institution (the "Bank").The said IRS will commence on 15 December 2008 and matures on 30 November 2011. QCT will pay a fixed rate of 3.89% p.a and the Bank will pay to QCT a floating rate of 6 -month KLIBOR.

The difference between the floating rate and the fixed rate will be settled between QCT and the Bank semi-annually, and are charged or credited to the income statement over the 6 month period.

B11 CHANGES IN MATERIAL LITIGATION

There is no pending material litigation as at the date of issuance of this report.

B12 INCOME DISTRIBUTION

In line with the Trust Deed dated 9 October 2006, for the first three financial years from 2006 to 2008, QCT intends to distribute 100% of its distributable income at least semi-annually, or at such other intervals as the Manager may determine.

QCT had, on 6 June 2008, announced an income distribution of RM13,108,402 (or 3.36 sen per unit) being the distributable income for the period from 1 January 2008 to 23 June 2008. The income distribution was paid on 18 July 2008.

There is no declaration of income distribution in the current quarter. However, a provision for income distribution of RM7,577,041 has been made, being 100% of QCT's distributable income for the period from 24 June 2008 to 30 September 2008.

Income distribution to resident individuals, non-resident individuals, resident institutional investors, non-resident institutional investors and non-resident companies are subject to withholding tax.

B13 AUTHORISATION FOR ISSUE

The interim financial statements were authorised for issue by the Board of Directors of the Manager in accordance with a resolution of directors dated 21 October 2008.

BY ORDER OF THE BOARD

LEE FONG YONG
COMPANY SECRETARY (MAICSA No. 7005956)
Quill Capita Management Sdn Bhd
(Company No: 737252-X)
(As Manager of Quill Capita Trust)
Kuala Lumpur

Dated : 21 October 2008

BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **20/10/2008 12:52:34 PM**
Submitted by **QUILL CAPITA TRUST** on **21/10/2008 05:08:19 PM**
Reference No **QC-081020-46354**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type *	**Announcement**
Subject *:	News Release : Quill Capita Trust revenue doubles within first nine months of FY 2008 -Revenue and earnings increase despite global financial crisis

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Kuala Lumpur, Tuesday, 21 October 2008: Quill Capita Trust ("QCT") today announced that it has more than doubled its cumulative revenue for the nine months ended 30 September 2008 (YTD 2008) to RM38.84 million from RM19.31 million in the same period last year. For the third quarter ended 30 September 2008 (Q3 2008), it recorded an 86.33 per cent increase in revenue to RM13.77 million as compared to RM7.39 million in the corresponding quarter last year.

For further details of the news release, please refer to file attached.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Press Release -QCT-3Q Results (Bursa).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

QuillCapita Trust

NEWS RELEASE

Quill Capita Trust revenue doubles within first nine months of FY 2008

Revenue and earnings increase despite global financial crisis

Kuala Lumpur, Tuesday, 21 October 2008: Quill Capita Trust ("QCT") today announced that it has more than doubled its cumulative revenue for the nine months ended 30 September 2008 (YTD 2008) to RM38.84 million from RM19.31 million in the same period last year. For the third quarter ended 30 September 2008 (Q3 2008), it recorded an 86.33 per cent increase in revenue to RM13.77 million as compared to RM7.39 million in the corresponding quarter last year.

Dato' Mohammed Hussein, Chairman of Quill Capita Management Sdn Bhd ("QCM"), the manager of QCT, said: "These results demonstrate the quality of QCT's income stream as our earnings have increased notwithstanding the uncertainties amidst the global financial woes."

Cumulative profit after tax for YTD 2008 also increased by 69.40 per cent to RM20.68 million from RM12.21 million previously while Q3 2008 profit after tax rose by 39.48 per cent to RM6.84 million from last year's RM4.90 million.

Chan Say Yeong, Chief Executive Officer of QCM, said: "Our properties have reached full occupancy, filled by blue-chip tenants on long-leases with step-up rental arrangements, and we have been actively managing our capital structure to ensure committed long-term financing. Unitholders can be assured that we would continue to be proactive in our capital and asset management strategies to deliver long-term and sustainable value to them."

Earnings per unit (EPU) this quarter rose by 5.42 per cent to 1.75 sen from 1.66 sen for the same period last year. Year-to-date, EPU stands at 5.30 sen, which saw an increase of 11.82 per cent compared to 4.74 sen previously.

"Against the robust EPU growth, we are on track to meet the distribution per unit (DPU) forecast of 7.01 sen per unit for financial year 2008," added Chan.

"We will continue to proactively manage our cost of funds to ensure optimisation of yields on our assets. Despite upward interest pressures, QCT's average cost of debt stands at a healthy 4.23 per cent as at 30 September 2008," said Chan.

Looking forward, QCT is expected to complete the acquisition of the RM132 million Tesco building in Jelutong, Penang in the fourth quarter of 2008. With an initial net property yield of 6.3 per cent, the acquisition will drive further growth in revenue and profit for QCT.

- End –

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Currently, Quill Capita Trust owns nine buildings comprising five in Cyberjaya, two in Kuala Lumpur, and one each in Shah Alam and Petaling Jaya.

QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

Issued by Fleishman-Hillard on behalf of Quill Capita Management
For media enquiries, please contact:
Nico Marco / Fazlynn Azrul
Tel: 03-2283 2730
Fax: 03-2283 2750
Email: nico.marco@fleishman.com / fazlynn.azrul@fleishman.com

BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **20/10/2008 01:03:09 PM**
Submitted by **QUILL CAPITA TRUST** on **21/10/2008 05:08:19 PM**
Reference No **QC-081020-46989**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type *	**Announcement**
Subject *:	News Release : Quill Capita Management donates RM100,000 to Kiwanis Down Syndrome Foundation

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Quill Capita Management Sdn Bhd, (QCM), the manager of Bursa-listed real estate investment trust (REIT) Quill Capita Trust (QCT), presented a RM100,000 donation to Kiwanis Down Syndrome Foundation, Malaysia's first organisation in aid of Down Syndrome. The contribution is for the purchase of physiotherapy equipments /machines.

For further details of the news release, please refer file attached.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
Press Release-QCT-Donation.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

QuillCapita Trust

NEWS RELEASE

Quill Capita Management donates RM100K to Kiwanis Down Syndrome Foundation

QUILL CAPITA MANAGEMENT SDN BHD (QCM), the manager of Bursa-listed real estate investment trust (REIT) Quill Capita Trust (QCT), presented a RM100,000 donation to Kiwanis Down Syndrome Foundation, Malaysia's first organisation in aid of Down Syndrome. The contribution is for the purchase of physiotherapy equipments / machines.

A cheque presentation ceremony was held on Sunday, 19 October at the Kiwanis centre during their annual Kiwanis Food and Funfair Carnival. Dato' Mohammed Hussein, QCM chairman presented the cheque to Kiwanis National Centre Chairman, Mr Fred Tan.

Dato' Mohammed Hussein said, "Our contribution today is in support of Kiwanis Down Syndrome Foundation's efforts to provide education to down syndrome children between the age of 2-month to 6-year old and to ensure proper care and therapy treatments are being provided to these children for their development. We share their goal in placing particular focus on education and we hope our contribution today will ease Kiwanis efforts in running their programmes for the children."

The Kiwanis Food and Funfair Carnival is an annual fundraising event, organized by the foundation to raise funds to help pay the cost of maintaining operations.

- End –

About Quill Capita Trust

Quill Capita Trust is a commercial Real Estate Investment Trust (REIT), established through a trust deed dated 9 October 2006. Managed by Quill Capita Management Sdn Bhd (QCM), the main thrust of Quill Capita Trust's activities include acquiring and investing in commercial properties in Malaysia to provide unitholders with long-term and sustainable distribution of income as well as capital growth potential. Currently, Quill Capita Trust owns nine buildings comprising five in Cyberjaya, two in Kuala Lumpur, and one each in Shah Alam and Petaling Jaya.

QCM is owned by Quill Resources Holding Sdn Bhd (30%); CapitaLand RECM Pte Ltd (40%), a wholly-owned subsidiary of CapitaLand Financial Limited, the financial services arm of CapitaLand Limited; and Coast Capital Sdn Bhd (30%).

Issued by Fleishman-Hillard on behalf of Quill Capita Management
For media enquiries, please contact:
Nico Marco / Fazlynn Azrul
Tel: 03-2283 2730
Fax: 03-2283 2750
Email: nico.marco@fleishman.com / fazlynn.azrul@fleishman.com

Print this page 82 - 4507

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Oct-2008 07:15:05
Announcement No.	00003

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "(1) Unaudited results for the period ended 30 September 2008; and (2) Ascott REIT's 3Q 2008 unitholders' distribution increases 32%"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.
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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 SEPTEMBER 2008
TABLE OF CONTENTS

ASCOTT RESIDENCE TRUST
2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

Summary of Group Results

	3Q 2008 S$'000	3Q 2007 S$'000	Better/ (Worse) %	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	Better/ (Worse) %
Revenue	53,045	42,347	25	144,659	111,946	29
Gross Profit	27,853	18,691	49	74,559	50,547	48
Unitholders' Distribution	15,858	12,033	32	43,344	32,223	35
Distribution Per Unit (cents)	2.61	1.99	31	7.12	5.58	28

ASCOTT RESIDENCE TRUST
2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("Ascott Reit") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

Ascott Reit's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region.

Ascott Reit was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), Ascott Reit was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") with an initial portfolio of 12 properties ("Initial Properties") with 2,068 apartment units in 7 cities across five countries (Singapore, China, Indonesia, the Philippines and Vietnam).

In June 2008, Ascott Reit completed the acquisition of a 100% interest in Somerset St Georges Terrace in Perth, Australia. At 30 September 2008, Ascott Reit's portfolio comprises 37 properties with 3,552 apartment units in 11 cities across seven countries (Singapore, Australia, China, Indonesia, Japan, the Philippines and Vietnam).

As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), Ascott Reit will distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by Ascott Reit which are determined to be trading gains) and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. For FY 2008, similar to previous years, Ascott Reit will continue to distribute 100% of its taxable income and Net Overseas Income. Ascott Reit will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. Distributions, when paid, will be in Singapore dollar.

1(a)(i) CONSOLIDATED STATEMENT OF TOTAL RETURN

	Note	GROUP 3Q 2008 S$'000	GROUP 3Q 2007 S$'000	Better / (Worse) % +/-	GROUP YTD Sep 2008 S$'000	GROUP YTD Sep 2007 S$'000	Better / (Worse) % +/-
Revenue	A.1	53,045	42,347	25	144,659	111,946	29
Direct expenses	A.2	(25,192)	(23,656)	-6	(70,100)	(61,399)	-14
Gross Profit	A.1	27,853	18,691	49	74,559	50,547	48
Finance income		259	209	24	753	633	19
Other operating income		209	107	95	599	646	-7
Finance costs	A.3	(5,605)	(4,145)	-35	(15,025)	(11,733)	-28
Manager's management fees		(2,140)	(1,589)	-35	(6,019)	(4,341)	-39
Trustee's fee		(50)	(48)	-4	(151)	(124)	-22
Professional fees		(237)	(331)	+28	(983)	(659)	-49
Audit fees		(248)	(182)	-36	(650)	(389)	-67
Foreign exchange (loss) / gain - realised		(389)	(48)	-710	(530)	119	n.m.
Other operating expenses		(364)	(232)	-57	(706)	(428)	-65
Share of (loss) / profit of associates (net of tax)		-	19	-100	(43)	114	n.m.
Net income before change in fair value of financial derivative and unrealized foreign exchange loss		**19,288**	**12,451**	**55**	**51,804**	**34,385**	**51**
Net change in fair value of financial derivative	A.4	2,816	(2,814)	n.m.	(1,300)	(5,843)	78
Foreign exchange gain / (loss) - unrealised	A.5	2,829	2,750	3	(1,617)	5,384	n.m.
Total return for the period before tax		**24,933**	**12,387**	**101**	**48,887**	**33,926**	**44**
Income tax expense	A.6	(4,428)	(2,395)	-85	(10,183)	(6,514)	-56
Total return for the period after tax		**20,505**	**9,992**	**105**	**38,704**	**27,412**	**41**
Minority interests		(1,400)	(1,346)	-4	(4,365)	(3,597)	-21
Total return for the period attributable to unitholders before distribution		**19,105**	**8,646**	**121**	**34,339**	**23,815**	**44**
Distribution to Unitholders from operations							
- Period from 1/7/06 to 31/12/06		-	-		-	(8,950)	
- Period from 1/1/07 to 25/3/07		-	-		-	(2,203)	
- Period from 26/3/07 to 30/6/07		-	(1,775)		-	(1,775)	
- Period from 1/7/07 to 31/12/07		-	-		(24,855)	-	
- Period from 1/1/08 to 30/6/08		(6,521)	-		(6,521)	-	
Total return for the period attributable to Unitholders after distribution		**12,584**	**6,871**	**83**	**2,963**	**10,887**	**-73**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	GROUP 3Q 2008 S$'000	GROUP 3Q 2007 S$'000	Better / (Worse) % +/-	GROUP YTD Sep 2008 S$'000	GROUP YTD Sep 2007 S$'000	Better / (Worse) % +/-
Total return for the period attributable to unitholders before distribution		19,105	8,646	121	34,339	23,815	44
Net effect of non-tax deductible / chargeable items and other adjustments	A.7	(3,247)	3,387	n.m.	9,005	8,408	7
Total amount distributable to Unitholders for the period		15,858	12,033	32	43,344	32,223	35
Comprises :							
- from operations		10,968	12,033		17,489	16,011	
- from unitholders' contributions		4,890	-		25,855	16,212	
		15,858	12,033	32	43,344	32,223	35

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue in 3Q 2008 increased by S$10.7 million (25%) to S$53.0 million. Gross profit in 3Q 2008 increased by S$9.2 million (49%) to S$27.9 million. The strong operating performance was due to both organic growth across the portfolio, particularly in Singapore and China, and contribution from the newly-acquired properties subsequent to 3Q 2007. On a same store basis, Ascott Reit's portfolio grew strongly with revenue increasing by S$7.1 million (17%) to S$49.4 million and gross profit increasing by S$7.4 million (40%) to S$26.1 million. The new acquisitions after 3Q 2007 contributed S$3.6 million revenue and S$1.8 million gross profit in 3Q 2008.

Refer to Para 8(i)(a) for more detailed analysis.

A.2 Direct expenses include the following items:

	GROUP 3Q 2008 S$'000	GROUP 3Q 2007 S$'000	Better / (Worse) % +/-	GROUP YTD Sep 2008 S$'000	GROUP YTD Sep 2007 S$'000	Better / (worse) % +/-
Depreciation and amortisation	(1,372)	(2,779)	51	(3,955)	(6,263)	37
Staff costs	(4,440)	(4,084)	-9	(12,653)	(11,020)	-15

A.3 Finance costs

Finance costs for 3Q 2008 increased by S$1.5 million as compared to 3Q 2007. This was mainly due to additional bank loans taken up for acquisition of new properties subsequent to 3Q 2007.

A.4 Net change in fair value of financial derivative

The 3Q 2008 gain of $2.8 million relates to unrealised changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealised foreign exchange gain of S$1.3 million taken to the Statement of Total Return (refer to Para A.5). Hence, the net impact on the Group's net asset value was an increase of S$4.1 million.

A.5 Foreign exchange gain / (loss) - unrealized

The foreign exchange gain recognised in 3Q 2008 was mainly due to (1) unrealized revaluation gain on foreign currency shareholder's loans, mainly denominated in US Dollar ("US$"), extended to the Group's subsidiaries, as a result of the appreciation of the US$ against S$, (2) unrealized revaluation gain on US$ bank loans in subsidiaries' books, as a result of the depreciation of US$ against RMB and partly offset by (3) unrealized revaluation loss on US$ shareholder's loan in Philippines subsidiary's books, as a result of the appreciation of US$ against Peso.

A.6 Income tax expense

Taxation for 3Q 2008 was higher by S$2.0 million as compared to the corresponding period last year. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para A.5), which is taxable in China.

A.7 Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:

	GROUP		Better / (Worse)	GROUP		Better / (Worse)
	3Q 2008 S$'000	3Q 2007 S$'000	% +/-	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	% +/-
Trustee's fees*	12	14	14	37	36	-3
Depreciation (net of MI)	1,264	2,636	52	3,640	5,876	38
Net change in fair value of financial derivative (Note A.4)	(2,816)	2,814	n.m.	1,300	5,843	78
Unrealised exchange (gain) / loss (Note A.5)	(2,829)	(2,750)	3	1,617	(5,384)	n.m.
Manager's management fee payable partially in units	1,069	794	-35	3,009	2,170	-39

* This relates to the Singapore properties only and is not tax deductible.

1(b)(i) **BALANCE SHEET**

	Note	GROUP 30/9/08 S$'000	GROUP 31/12/07 S$'000	REIT 30/9/08 S$'000	REIT 31/12//07 S$'000
Non-Current Assets					
Plant and equipment		25,526	21,271	3,456	3,427
Serviced residence properties	1(b)(ii)	1,594,698	1,559,202	400,123	399,973
Interest in subsidiaries		-	-	105,827	106,121
Interest in associate		3,454	3,591	3,963	4,057
Deferred tax assets		2,546	2,436	-	-
		1,626,224	1,586,500	513,369	513,578
Current Assets					
Inventories		533	438	-	-
Trade receivables		5,876	10,545	1,401	1,411
Other receivables and deposits	1(b)(iii)	24,650	27,097	623,559	610,154
Cash and bank balances	1(b)(iv)	49,547	64,515	3,930	12,636
		80,606	102,595	628,890	624,201
Total Assets		1,706,830	1,689,095	1,142,259	1,137,779
Non-Current Liabilities					
Interest bearing liabilities	1(b)(v)	(468,813)	(365,461)	(135,346)	(121,446)
Financial derivatives	1(b)(vi)	(15,499)	(13,966)	(14,295)	(12,996)
Deferred tax liabilities		(13,395)	(13,932)	-	-
Minority interests		(66,018)	(65,672)	-	-
Net assets attributable to unitholders	1(d)(i)	(961,463)	(972,941)	(870,899)	(916,040)
		(1,525,188)	(1,431,972)	(1,020,540)	(1,050,482)
Current Liabilities					
Trade payables		(2,948)	(3,606)	(57)	(75)
Other payables	1(b)(vii)	(64,724)	(74,659)	(36,557)	(28,365)
Interest bearing liabilities	1(b)(v)	(108,805)	(176,256)	(84,553)	(58,380)
Provision for taxation		(5,165)	(2,602)	(552)	(477)
		(181,642)	(257,123)	(121,719)	(87,297)
Total Liabilities		(1,706,830)	(1,689,095)	(1,142,259)	(1,137,779)

1(b)(ii) Serviced residence properties

The increase in the Group's serviced residence properties as at 30 September 2008 was mainly due to the acquisition of Somerset St Georges Terrace in Perth. The increase was partially offset by the foreign currency differences arising from translating the Group's overseas serviced residence properties, held by subsidiaries with non-Singapore dollar functional currencies, to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

1(b)(iii) Other receivables and deposits

The REIT's other receivables and deposits relate mainly to shareholder's loans to its subsidiaries.

1(b)(iv) Cash and bank balances

The decrease in the Group's cash and bank balances as at 30 September 2008 was mainly due to distribution to unitholders on 28 February 2008 and 28 August 2008 for the period 1 July 2007 to 31 December 2007 and 1 January 2008 to 30 June 2008 respectively.

1(b)(v) Interest bearing liabilities

		GROUP		REIT	
		30/9/08 S$'000	31/12/07 S$'000	30/9/08 S$'000	31/12/07 S$'000
Amount repayable in one year or less or on demand					
- Secured		24,252	8,319	-	-
- Unsecured		84,603	169,056	84,603	58,380
Less: Unamortised fees and expenses incurred for debt raising exercises		(50)	(1,119)	(50)	-
		108,805	176,256	84,553	58,380
Amount repayable after one year					
- Secured		471,914	366,693	135,665	121,864
Less: Unamortised fees and expenses incurred for debt raising exercises		(3,101)	(1,232)	(319)	(418)
		468,813	365,461	135,346	121,446
Total	(1)	577,618	541,717	219,899	179,826

(1) The increase in the Group's borrowings as at 30 September 2008 was mainly due to additional bank loan drawn down mainly for the acquisition of Somerset St Georges Terrace, Perth.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, titles and interests with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries
- Corporate guarantee from the Reit

Capital Management

As at 30 September 2008, the Group's gearing was 34.9 percent, well within the 60 percent gearing limit allowable under MAS property fund guidelines, with an average cost of debt of 3.3 percent and a healthy interest cover of 5.1 times. More than 70 percent of the Group's debt is on fixed rate as the Group has consistently taken a conservative approach to capital management.

The Group has approximately S$84.6 million or approximately 15 percent of its total debt due for refinancing in the fourth quarter of 2008. It has sufficient cash and bank facilities to meet these refinancing needs.

More than 80 percent of the Group's total debt are only due for refinancing in 2011 and beyond,

1(b)(vi) Financial derivative

The financial derivative of S$15.5 million provision relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level, and the fair value of interest rate swaps, entered into by three subsidiaries to hedge floating rate loans.

1(b)(vii) Other payables

The decrease in the Group's other payables was mainly due to the payment made in the first nine months of 2008 for the costs accrued as at 31 December 2007 for the acquisition of 18 rental housing properties.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	GROUP			
		3Q 2008 S$'000	3Q 2007 S$'000	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000
Operating Activities					
Total return for the period before tax		24,933	12,387	48,887	33,926
Adjustments for:					
Depreciation and amortization	A.2	1,372	2,779	3,955	6,263
(Gain) / Loss on disposal of plant and equipment		(5)	105	5	108
Finance costs		5,605	4,145	15,025	11,733
Finance income		(259)	(209)	(753)	(633)
Manager's management fees payable / paid partially in units		1,069	794	3,009	2,170
Foreign exchange (gain) / loss - unrealised		(2,829)	(2,750)	1,617	(5,384)
Net change in fair value of financial derivative		(2,816)	2,814	1,300	5,843
Share of loss / (profit) of associate		-	(19)	43	(114)
Operating profit before working capital changes		**27,070**	**20,046**	**73,088**	**53,912**
Changes in working capital	1	(2,603)	(655)	(8,678)	(9,350)
Cash generated from operations		**24,467**	**19,391**	**64,410**	**44,562**
Income tax paid		(3,588)	(2,289)	(9,873)	(7,898)
Cash flows from operating activities		**20,879**	**17,102**	**54,537**	**36,664**
Investing Activities					
Acquisition of plant and equipment		(3,465)	(3,243)	(8,199)	(5,982)
Acquisition of subsidiaries, net of cash acquired		-	-	-	(123,078)
Acquisition of serviced residence properties		-	-	(37,939)	(86,571)
Acquisition of associate		-	-	-	-
Capital expenditure on serviced residence properties		(880)	(3,121)	(1,326)	(7,075)
Interest received		1,418	2,970	2,118	6,383
Proceeds from sale of plant and equipment		10	1,096	12	1,133
Cash flows from investing activities		**(2,917)**	**(2,298)**	**(45,334)**	**(215,190)**
Financing Activities					
Distribution to unitholders		(27,500)	(12,702)	(52,355)	(35,088)
Dividend paid to minority shareholders		(2,451)	(1,658)	(2,582)	(2,267)
Interest paid		(7,050)	(8,115)	(16,674)	(17,844)
Proceeds from bank borrowings		124,003	2,866	189,644	50,897
Proceeds from issue of new units		974	1,653	2,721	201,995
Repayment of bank borrowings		(117,070)	(2,665)	(144,194)	(4,480)
Cash flows from financing activities		**(29,094)**	**(20,621)**	**(23,440)**	**193,213**
(Decrease) / Increase in cash & cash equivalents		**(11,132)**	**(5,817)**	**(14,237)**	**14,687**
Cash and cash equivalents at beginning of the period		**59,798**	**56,208**	**64,515**	**36,267**
Effect of exchange rate changes on balances held in foreign currencies		881	377	(731)	(186)
Cash and cash equivalents at end of the period		**49,547**	**50,768**	**49,547**	**50,768**

Footnotes

(1) *The negative changes in working capital were mainly due to repayment of amounts owing to related parties, payment of acquisition costs and partial payment of manager's management fees.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	GROUP 3Q 2008 S$'000	GROUP 3Q 2007 S$'000	GROUP YTD Sep 2008 S$'000	GROUP YTD Sep 2007 S$'000
Unitholders' Contribution					
Balance as at beginning of period		811,817	818,983	810,070	633,597
Issue of new units		974	1,653	2,721	201,995
Issue expenses		-	-	-	(3,723)
Distribution to Unitholders		(20,979)	(10,927)	(20,979)	(22,160)
Balance as at end of period		791,812	809,709	791,812	809,709
Operations					
Balance as at beginning of period		163,659	30,167	173,280	26,151
Change in net assets attributable to unitholders resulting from operations after distribution		12,584	6,871	2,963	10,887
Transfer to capital reserve		-	(66)	-	(66)
Balance as at end of period		176,243	36,972	176,243	36,972
Foreign Currency Translation Reserve					
Balance as at beginning of period		(20,272)	(4,880)	(9,919)	2,064
Translation differences relating to financial statements of foreign subsidiaries		14,388	1,351	4,035	(5,593)
Balance as at end of period		(5,884)	(3,529)	(5,884)	(3,529)
Capital Reserve					
Balance as at beginning of period		468	-	480	-
Transfer from Operations		-	66	-	66
Translation adjustment		27	-	15	-
Balance as at end of period		495	66	495	66
Hedging Reserve					
Balance as at beginning of period		(354)	538	(970)	-
Change in fair value of financial derivative		(849)	(811)	(233)	(273)
Balance as at end of period		(1,203)	(273)	(1,203)	(273)
Net Assets Attributable to Unitholders	1(b)(i)	961,463	842,945	961,463	842,945

1(d)(i) **NET ASSETS ATTRIBUTABLE TO UNITHOLDERS**

	Note	REIT 3Q 2008 S$'000	REIT 3Q 2007 S$'000	REIT YTD Sep 2008 S$'000	REIT YTD Sep 2007 S$'000
Unitholders' Contribution					
Balance as at beginning of period		811,817	818,983	810,070	633,597
Issue of new units		974	1,653	2,721	201,995
Issue expenses		-	-	-	(3,723)
Distribution to Unitholders		(20,979)	(10,927)	(20,979)	(22,160)
Balance as at end of period		791,812	809,709	791,812	809,709
Operations					
Balance as at beginning of period		65,931	(9,780)	105,970	9,077
Change in net assets attributable to unitholders resulting from operations after distribution		13,156	10,555	(26,883)	(8,302)
Balance as at end of period		79,087	775	79,087	775
Net Assets Attributable to Unitholders	1(b)(i)	870,899	810,484	870,899	810,484

1(d)(ii) **Details of any change in the units**

	REIT 3Q 2008 '000	REIT 3Q 2007 '000	REIT YTD Sep 2008 '000	REIT YTD Sep 2007 '000
Balance as at beginning of period	607,530	604,735	606,227	498,639
Issue of new units :				
- payment of Manager's management fees	881	790	2,184	1,441
- payment of Manager's acquisition fee	-	136	-	247
- equity fund raising on 26 March 2007	-	-	-	105,334
Balance as at end of period	608,411	605,661	608,411	605,661

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the audited financial statements for the period ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units for the period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	**3Q 2008**	**3Q 2007**	**YTD Sep 2008**	**YTD Sep 2007**
Number of units on issue at end of period	608,411,063	605,660,868	608,411,063	605,660,868
Weighted average number of units for the period	608,114,288	605,224,836	607,290,461	572,381,317
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	3.14	1.43	5.65	4.16

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	**3Q 2008**	**3Q 2007**	**YTD Sep 2008**	**YTD Sep 2007**
Number of units on issue at end of period	608,411,063	605,660,868	608,411,063	605,660,868
DPU (cents) – Basic and diluted	2.61	1.99	7.12	5.58

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		**REIT**	
	30/9/08	**31/12/07**	**30/9/08**	**31/12/07**
NAV per unit ($)	1.58	1.60	1.43	1.51

8(I) GROUP PERFORMANCE REVIEW

8(I)(a) Revenue and Gross Profit Analysis – 3Q 2008 vs. 3Q 2007

	Revenue					Gross Profit					REVPAU Analysis		
	Ref	3Q 2008	3Q 2007	Better/ (Worse)		Ref	3Q 2008	3Q 2007	Better/ (Worse)		3Q 2008	3Q 2007	Better / (worse) +/-
		S$'M		S$'M	%		S$'M		S$'M	%	S$/day	S$/day	%
Singapore		9.6	7.8	1.8	*23*		5.7	4.2	1.5	*36*	262	200	*31*
Australia		2.3	0.4	1.9	*475*		0.5	0.1	0.4	*400*	152	93	*63*
China		16.7	10.2	6.5	*64*		9.4	4.3	5.1	*119*	223	144	*55*
Indonesia		5.0	5.4	(0.4)	*-7*		1.6	2.1	(0.5)	*-24*	73	78	*-6*
Japan		4.1	2.0	2.1	*105*		2.6	0.9	1.7	*189*	148*	141*	*5*
Philippines		6.5	8.1	(1.6)	*-20*		2.6	2.0	0.6	*30*	132	149	*-11*
Vietnam		8.8	8.4	0.4	*5*		5.5	5.1	0.4	*8*	140	135	*4*
	A.1	**53.0**	**42.3**	**10.7**	***25***	A.1	**27.9**	**18.7**	**9.2**	***49***	**163**	**135**	***21***

** refers to serviced residences in Japan, excludes rental housing*

Revenue in 3Q 2008 increased by S$10.7 million (25%) to S$53.0 million. Gross profit in 3Q 2008 increased by S$9.2 million (49%) to S$27.9 million. The strong operating performance was due to both organic growth across the portfolio, particularly in Singapore and China, and contribution from the newly-acquired properties subsequent to 3Q 2007. On a same store basis, Ascott Reit's portfolio grew strongly with revenue increasing by S$7.1 million (17%) to S$49.4 million and gross profit increasing by S$7.4 million (40%) to S$26.1 million. The new acquisitions after 3Q 2007 contributed S$3.6 million revenue and S$1.8 million gross profit in 3Q 2008.

We achieved an overall REVPAU of S$163 in 3Q 2008, an increase of 21% as compared to 3Q 2007. With overall portfolio occupancy remaining high at 81%, the growth in REVPAU was mainly driven by an increase in average daily rates in most markets. Serviced residence operations in Singapore, Australia and China achieved double-digit REVPAU growth in 3Q 2008 as compared to the corresponding period.

In Singapore, the Group's serviced residences continued to put in a strong performance. Revenue increased by S$1.8 million or 23% as compared to 3Q 2007. Overall REVPAU increased by 31% from S$200 in 3Q 2007 to S$262 in 3Q 2008. With the continuation of strong demand for accommodation as a result of increased business activities in Singapore, the Group increased its average daily rates while maintaining occupancy above 90%. As a result, the gross profit of Singapore operations in 3Q 2008 exceeded that of 3Q 2007 by 36%.

For Australia, revenue and gross profit in 3Q 2008 increased by S$1.9 million and S$0.4 million respectively. These increases were due to the inclusion of Somerset St Georges Terrace in the portfolio and higher average daily rates achieved. Overall REVPAU increased by 63% from S$93 in 3Q 2007 to S$152 in 3Q 2008.

For the Group's serviced residences in China, revenue increased by 64% in 3Q 2008 as compared to 3Q 2007. Overall REVPAU increased from S$144 in 3Q 2007 to S$223 in 3Q 2008. This was mainly due to Beijing Olympics held in August 2008. In line with the increased revenue, gross profit in 3Q 2008 was higher than 3Q 2007 by S$5.1 million or 119%.

In Indonesia, revenue in 3Q 2008 decreased by S$0.4 million as compared to 3Q 2007. This was mainly due to a decrease in REVPAU in 3Q 2008 from S$78 in 3Q 2007 to S$73 in 3Q 2008. Keen competition caused by an increased supply of serviced residences and displacement of business as a result of construction works near Somerset Grand Citra contributed to the drop in average daily rate for 3Q 2008. In line with the decreased revenue, gross profit in 3Q 2008 decreased by S$0.5 million to S$1.6 million in 3Q 2008.

For Japan, revenue and gross profit in 3Q 2008 increased by S$2.1 million and S$1.7 million respectively. These increases were due to the inclusion of 18 rental housing properties in the portfolio. REVPAU achieved for the serviced residences increased from S$141 in 3Q 2007 to S$148 in 3Q 2008. The rental housing properties continued to achieve high occupancy of 90%.

In Philippines, revenue in 3Q 2008 decreased by S$1.6 million or 20% and overall REVPAU decreased by 11% from S$149 in 3Q 2007 to S$132 in 3Q 2008 due mainly to softening of demand from project based business and reduction in accommodation budget of corporate clients. Gross profit in 3Q 2008 increased by S$0.6 million or 30% due mainly to a higher depreciation charge in 3Q 2007 as a result of re-alignment of Ascott Makati's depreciation rates to the Group's policy.

In Vietnam, revenue increased by S$0.4 million or 5% as compared to 3Q 2007. Overall REVPAU increased from S$135 in 3Q 2007 to S$140 in 3Q 2008. This increase was due to higher average daily rates achieved while maintaining occupancy at around 90%. The rate increases were driven by strong demand for quality serviced residences and limited supply. In line with the increased revenue, gross profit was higher than 3Q 2007 by S$0.4 million or 8%.

8(i)(b) **Revenue and Gross Profit Analysis - YTD Sep 2008 vs. YTD Sep 2007**

	Ref	Revenue YTD Sep 2008 S$'M	Revenue YTD Sep 2007 S$'M	Better/(Worse) S$'M	Better/(Worse) %	Ref	Gross Profit YTD Sep 2008 S$'M	Gross Profit YTD Sep 2007 S$'M	Better/(Worse) S$'M	Better/(Worse) %	REVPAU YTD Sep 2008 S$/day	REVPAU YTD Sep 2007 S$/day	Better / (worse) +/- %
Singapore		28.1	22.4	5.7	*25*		16.8	12.1	4.7	*39*	255	196	*30*
Australia		4.0	0.5	3.5	*700*		1.0	0.1	0.9	*900*	153	92	*66*
China		37.3	29.7	7.6	*26*		18.0	12.4	5.6	*45*	170	144	*18*
Indonesia		15.0	15.0	-	-		5.2	5.5	(0.3)	*-5*	73	72	*1*
Japan		12.5	4.3	8.2	*191*		8.1	2.3	5.8	*252*	144*	153*	*-6*
Philippines		21.5	17.8	3.7	*21*		8.9	4.5	4.4	*98*	135	137	*-1*
Vietnam		26.3	22.2	4.1	*18*		16.6	13.6	3.0	*22*	142	135	*5*
	A.1	144.7	111.9	32.8	*29*	A.1	74.6	50.5	24.1	*48*	149	132	*13*

** refers to serviced residences in Japan, excludes rental housing*

For the 9-month period ended 30 Sep 2008 ("YTD Sep 2008"), including new properties which were acquired subsequent to Sep 2007, revenue, gross profit and REVPAU increased by 29%, 48% and 13% respectively as compared to the 9-month period ended 30 Sep 2007 ("YTD Sep 2007"). Overall REVPAU improved by S$17 from S$132 in YTD Sep 2007 to S$149 in YTD Sep 2008, mainly driven by an increase in the average daily rates.

8(i)(c) **Total Return**

Total Return	3Q 2008 S$'000	3Q 2007 S$'000	Better / (Worse) +/- %
Operating net profit	13,849	8,758	58
Net change in fair value of financial derivative	2,816	(2,814)	200
Net foreign exchange gain	2,440	2,702	-10
Total return attributable to unitholders	**19,105**	**8,646**	**121**

In 3Q 2008, the Group achieved a higher operating net profit of S$13.8 million vs S$8.8 million in 3Q 2007, or 58% increase due to higher gross profit achieved as explained in Para 8(i)(a) above. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in 3Q 2008 increased by S$10.5 million to S$19.1 million as compared to 3Q 2007.

Total Return	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	Better / (Worse) +/- %
Operating net profit	37,786	24,155	56
Net change in fair value of financial derivative	(1,300)	(5,843)	78
Net foreign exchange (loss) / gain	(2,147)	5,503	-139
Total return attributable to unitholders	**34,339**	**23,815**	**44**

Similarly, the Group's operating performance in YTD Sep 2008 exceeded that of the period YTD Sep 2007. The operating net profit for YTD Sep 2008 was S$37.8 million vs. S$24.2 million in YTD Sep 2007, an improvement of S$13.6 million or 56%. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in YTD Sep 2008 increased by S$10.5 million to S$34.3 million as compared to YTD Sep 2007.

9. PROSPECTS

The current financial turmoil is expected to lead to a global economic slowdown. This is likely to have an impact on the Asian hospitality industry and the business travel patterns to the markets we operate in, although the Group's geographical diversity and extended stay business model help to mitigate the impact.

The Group's operating performance in the fourth quarter of 2008 will continue to be profitable.

10. DISTRIBUTIONS

10(a) **Current financial period**
Any distributions declared for the current financial period? No

10(b) **Corresponding period of the preceding financial period**
Any distributions declared for the corresponding period of the immediate preceding financial period? No

10(c) Book closure date : Not applicable

10(d) Date payable : Not applicable

11. Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and REIT (comprising the balance sheets as 30 September 2008 and the results of the business, consolidated statement of total return, consolidated cash flow statement and changes in net assets attributable to unitholders for the nine months ended 30 September 2008, together with their accompanying notes), to be false or misleading in any material respect.

On behalf of the Board
Ascott Residence Trust Management Limited

Lim Jit Poh
Director

Jennie Chua
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore
22 October 2008

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of CapitaLand

FOR IMMEDIATE RELEASE

NEWS RELEASE

ASCOTT REIT's 3Q 2008 UNITHOLDERS' DISTRIBUTION INCREASES 32%

Higher contributions from organic growth and newly acquired properties

Singapore, 22 October 2008 – Ascott Residence Trust (Ascott Reit) achieved a unitholders' distribution[1] of S$15.86 million for the quarter ended 30 September 2008, a 32 percent increase compared to the same period last year. Distribution per unit (DPU) for the quarter ended 30 September 2008 is 2.61 cents, a 31 percent increase over the same period last year.

Highlights of Results for the Period 1 July 2008 to 30 September 2008

	Actual 3Q 2008	Actual 3Q 2007	Better/ (Worse) +/ -
Revenue (S$ million)	53.05	42.35	+ 25%
Gross Profit (S$ million)	27.85	18.69	+ 49%
Unitholders' Distribution (S$ million)	15.86	12.03	+ 32%
DPU (S cents)	2.61	1.99	+ 31%

Mr Lim Jit Poh, Ascott Residence Trust Management Limited's (ARTML) Chairman, said: "Ascott Reit has again posted strong operating performance for 3Q 2008. Revenue increased S$10.7 million, of which 66 percent is attributable to organic growth across the portfolio and the remaining 34 percent was contribution from newly acquired properties subsequent to 3Q 2007."

Mr Lim added: "We will continue to focus on active management of our properties to maximise asset yields to deliver stable returns to unitholders, despite the difficult economic conditions. We have been prudent in managing our balance sheet and will continue to apply an active but conservative approach to capital management whilst keeping a look out for yield accretive acquisitions."

Mr Chong Kee Hiong, ARTML's Chief Executive Officer, said: "Ascott Reit has continued to benefit from geographical diversification and the extended stay business model. Our serviced residences posted strong Revenue per Available Unit (RevPAU) growth of 21 percent, achieving an

[1] There is no distribution declared for the period 1 July to 30 September 2008. Ascott Reit makes distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

average RevPAU of S$163 in 3Q 2008. Our properties in Beijing enjoyed strong growth in average daily rates during the Olympics period, contributing to a 55 percent spike in China's RevPAU in 3Q 2008. Our Australia and Singapore properties also enjoyed double digit increases in RevPAU of 63 percent and 31 percent respectively."

Capital Management

As at 30 September 2008, Ascott Reit Group's gearing was 34.9 percent, well within the 60 percent gearing limit allowable under MAS property fund guidelines, with an average cost of debt of 3.3 percent and a healthy interest cover of 5.1 times. More than 70 percent of our debt is on fixed rate as we have consistently taken a conservative approach to capital management.

Ascott Reit has approximately S$84.6 million or approximately 15 percent of its total debt due for refinancing in the fourth quarter of 2008. Ascott Reit has sufficient cash and bank facilities to meet these refinancing needs.

More than 80 percent of Ascott Reit's total debt are only due for refinancing in 2011 and beyond.

About Ascott Residence Trust

Ascott Residence Trust (Ascott Reit) is the first Pan-Asian serviced residence real estate investment trust established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used, or predominantly used, as serviced residences or rental housing properties in the Pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, Ascott Reit was listed with an asset size of about S$856 million in March 2006. Ascott Reit's portfolio has since expanded to S$1.53 billion, comprising 37 properties with 3,552 units in 11 cities across seven countries as at 30 September 2008.

Ascott Reit is managed by Ascott Residence Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand, one of Asia's largest real estate companies.

Properties in Ascott Reit's portfolio which have recently won awards include Somerset Gordon Heights in Melbourne, Australia which was named the winner in the New Tourism Development Accommodation category at the Hotel, Motel & Accommodation Association (HMAA) of Victoria Awards for Excellence. In Vietnam, Somerset Grand Hanoi, Somerset Ho Chi Minh City and Somerset Chancellor Court, Ho Chi Minh City received the Guide Award for excellent performance in hospitality for 2007-2008. In March 2008, Ascott Beijing won the 2007 China Hotel Starlight Awards in 'The Best International Apartment Type Hotel of China'.

For more information about Ascott Reit, please visit http://www.ascottreit.com.

Important Notice

The value of units in Ascott Reit and the income derived from them may fall as well as rise. Units in Ascott Reit are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in Ascott Reit is subject to investment risks,

including the possible loss of the principal amount invested. The past performance of Ascott Reit is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in Ascott Reit while the units in Ascott Reit are listed. It is intended that unitholders may only deal in their units in Ascott Reit through trading on the SGX-ST. Listing of the units in Ascott Reit on the SGX-ST does not guarantee a liquid market for the units in Ascott Reit.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Lilian Goh, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com



ASCOTT RESIDENCE TRUST

Ascott Residence Trust

3Q 2008 Financial Results

22 October 2008

Agenda

- Financial Performance
- Portfolio Performance
- Capital and Risk Management
- Prospects

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("Ascott Reit") (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of Ascott Reit (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. The past performance of Ascott Reit is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of Ascott Reit (the "Unitholders") have no right to request the Manager to redeem their units in Ascott Reit while the units in Ascott Reit are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.



Financial Performance

3Q 2008 Unitholders' Distribution and DPU


+ 32 %
+ 31 %
12.0
15.9
1.99
2.61
3Q 2007
3Q 2008
Distribution (S$million)
DPU (S cents)

Good organic growth and contribution from new acquisitions

3Q 2008 Performance

	3Q 2008	3Q 2007	Better/ Worse (%)
Revenue (S$m)	53.0	42.3	+ 25% ⇧
Gross Profit (S$m)	27.9	18.7	+ 49% ⇧
Unitholders' Distribution (S$m)	15.9	12.0	+ 32% ⇧
Distribution Per Unit (S cents)	2.61	1.99	+ 31% ⇧
Revenue Per Available Unit (S$/day) - serviced residences	163	135	+ 21% ⇧



Portfolio Performance

Singapore

Portfolio Performance



Somerset Grand Cairnhill, Singapore



Somerset Liang Court Property, Singapore


S$m
10
5
0
+23%
7.8
9.6
Revenue
+36%
4.2
5.7
Gross Profit
+31%
200
262
RevPAU
S$
3Q 2007
3Q 2008

Driven by higher average daily rates

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Australia



Somerset St George's Terrace, Perth



Somerset Gordon Heights, Melbourne


S$m
+475%
2.3
0.4
2
1
0
Revenue
+400%
0.1
0.5
Gross Profit
+63%
93
152
RevPAU
S$
3Q 2007
3Q 2008

Higher average daily rates

Contribution from Somerset St George's Terrace, Perth

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China

Portfolio Performance









Ascott Beijing | Somerset Grand Fortune Garden Property, Beijing | Somerset Xu Hui, Shanghai | Somerset Olympic Tower Property, Tianjin


S$m
15
10
5
0
+64%
10.2
16.7
Revenue
+119%
4.3
9.4
Gross Profit
+55%
144
223
RevPAU
S$
3Q 2007
3Q 2008

High average daily rates achieved during Beijing Olympics

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Indonesia


Ascott Jakarta


Somerset Grand Citra, Jakarta


Country Woods, Jakarta


S$m
10
5
0
-7%
5.4
5.0
-24%
2.1
1.6
-6%
78
73
Revenue
Gross Profit
RevPAU
S$
3Q 2007
3Q 2008

Lower occupancy at Somerset Grand Citra due to construction works

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Japan

Portfolio Performance



Somerset Azabu East, Tokyo



Somerset Roppongi, Tokyo



18 rental housing properties in Tokyo



S$m
+105%
+189%
+5%
4.0
2.0
0.0
2.0
4.1
0.9
2.6
141
148
Revenue*
Gross Profit*
RevPAU#
S$
3Q 2007
3Q 2008

Contribution from rental housing properties in Tokyo

*Revenue and Gross Profit includes contribution from serviced residence and rental housing properties.
#RevPAU for serviced residence properties.

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Philippines

Portfolio Performance





Ascott Makati *Somerset Millennium, Makati* *Somerset Salcedo Property, Makati*



S$m
10
5
0
-20%
8.1
6.5
+30%
2.0
2.6
-11%
149
132
Revenue
Gross Profit*
RevPAU S$
3Q 2007
3Q 2008

Decrease in project-based business

*Gross profit in 3Q 2008 increased due mainly to a higher depreciation charge in 3Q 2007 as a result of the re-alignment of Ascott Makati's depreciation rates to the Group's policy.

Vietnam

Portfolio Performance



Somerset Grand Hanoi



Somerset Chancellor Court, Ho Chi Minh City



Somerset Ho Chi Minh City



S$m
10
5
0
+5%
8.4
8.8
Revenue
+8%
5.1
5.5
Gross Profit
+4%
135
140
RevPAU
S$
3Q 2007
3Q 2008

Driven by higher average daily rates

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Diversified by Length of Stay and Market Segment

Portfolio Performance

Apartment Rental Income By Length of Stay[1]


> 12
months
34%
< 1 month
28%
6 to 12
months
14%
1 to 6
months
24%

Apartment Rental Income by Market Segment[1]


Others [2]
7%
Family/
Leisure
6%
Business
Trip
39%
Relocation
31%
Project
17%

Average length of stay is more than 7 months[1]

1. Apartment rental income by length of stay for the nine months ended 30 September 2008.
2. Includes training, medical, etc.

Geographical Diversification

Ascott Reit's Share of Property Values
As at 30 September 2008



Singapore 26%
China 28%
Indonesia 6%
Philippines 8%
Vietnam 10%
Australia 3%
Japan 19%



Stable Economies 48%
Emerging Markets 52%

Total = S$1.53 billion

Balance of stability and growth

Note: Emerging markets include China, Indonesia, the Philippines and Vietnam. Stable economies include Australia, Japan and Singapore.



Capital and Risk Management

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Healthy Balance Sheet

- **Gearing of 34.9%, well within the 60% gearing limit allowable under MAS property fund guidelines**

Ascott Reit Gearing Profile
As at 30 September 2008


Debt
S$566.8m (34.9%)
Equity
S$1,058.0m (65.1%)
Ascott Reit's proportionate share of asset value
S$1,624.8m

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Debt Profile

Debt Maturity Profile As at 30 September 2008


2008
S$84.9 m (15%)
2009
S$17.9 m (3%)
2010
S$5.3 m (1%)
2011
S$356.6 m (63%)
2012
S$102.2 m (18%)

Debt Profile As at 30 September 2008


Singapore Dollar
S$171.8 m (30%)
Japanese Yen
S$239.6 m (43%)
Australian Dollar
S$7.0 m (1%)
US Dollar
S$148.5 m (26%)

Ascott Reit's Share of Bank Loans = S$566.9 m

Borrowings in SGD, Yen, USD and AUD

Interest Rate Profile

Interest Rate Profile As at 30 September 2008


Fixed
S$413.8 m (73%)
Floating
S$153.1 m (27%)

Effective Borrowing Rate of 3.3%

Interest Cover Ratio of 5.1x

Foreign Exchange Profile

Ascott Reit's Share of Gross Profit YTD September 2008



Singapore, S$16.8m
China, S$18.0m
Indonesia, S$4.2m
Vietnam, S$11.9m
Philippines, S$8.9m
Australia, S$1.0m
Japan, S$8.1m

Total = S$68.9 million

Foreign Exchange Movements

Currency	Percentage of Ascott Reit's Share of Gross Profit YTD September 2008	Foreign exchange rate movements from Dec'07 to Sep'08
SGD	24	-
RMB	26	1.3%
USD	24	-4.0%
PHP	13	-3.9%
AUD	1	-4.2%
JPY	12	-0.8%
Total	100	-1.3%

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Managing Foreign Exchange Exposure

- **Cashflows**
  - Manage volatility of foreign currency cash flow from overseas assets
    - Australia, China, Japan and the Philippines - Revenue and operating expenses are in respective local currency
    - Vietnam - Majority of revenue* and operating expenses are in local currency
    - Indonesia - Majority of revenue in US$ while operating expenses are in local currency
  - Monitor foreign exchange risks associated with remitting the various currencies to Singapore for distribution, to the extent feasible, hedge these currency risks
- **Capital Values**
  - Adopt natural hedge strategy, as far as possible
    - Borrowing in the same currency as underlying asset

****Room rates in Vietnam are contracted in USD and majority of revenue is received in VND at the prevailing exchange rate***



Prospects

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Prospects

- The current financial turmoil is expected to lead to a global economic slowdown. This is likely to have an impact on the Asian hospitality industry and the business travel patterns to the markets we operate in, although the Group's geographical diversity and extended stay business model help to mitigate the impact.

- The Group's operating performance in the fourth quarter of 2008 will continue to be profitable.

World's First and Only Pan-Asian Serviced Residence REIT

Australia
2 properties with 127 units in Melbourne and Perth

China
4 properties with 743 units in Beijing, Shanghai and Tianjin

Indonesia
3 properties with 652 units in Jakarta

Japan
20 properties with 652 units in Tokyo

Philippines
3 properties with 515 units in Manila

Singapore
2 properties with 341 units

Vietnam
3 properties with 522 units in Hanoi and Ho Chi Minh City

S$1.53 billion portfolio value
3,552 apartment units in 37 properties
11 Pan-Asian cities in 7 countries


Beijing
Tianjin
Tokyo
Shanghai
Hanoi
Manila
Ho Chi Minh City
Singapore
Jakarta
Perth
Melbourne

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Thank You

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CITADINES MELBOURNE ON BOURKE LAND PTY LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Citadines Melbourne On Bourke Land Pty Ltd ("CMOBL"), has increased its issued and paid-up share capital from A$610,000 (approximately S$708,000) to A$6,250,000 (approximately S$7,252,000) (the "Share Increase") by an allotment and issue of 5,640,000 ordinary shares to its sole shareholder, The Ascott Holdings Limited, an indirect wholly-owned subsidiary of CapitaLand, for a cash consideration of A$5,640,000 (approximately S$6,544,000).

Following the Share Increase, CMOBL's issued and paid-up share capital of A$6,250,000 comprises 6,250,000 ordinary shares.

CMOBL was established in connection with Ascott's investment in the development of a 398-unit serviced residence in Melbourne's Central Business District to be named Citadines Melbourne on Bourke, which investment was disclosed previously by The Ascott Group Limited in its news release on 25 January 2008. CMOBL has acquired the land for the development of Citadines Melbourne on Bourke and construction is ongoing with completion expected in the second half of 2010.

Located at the heart of the CBD at 131-135 Bourke Street, Citadines Melbourne on Bourke is within walking distance to public transport including trains, trams and buses, and is well-served by amenities like restaurants, cafes, cinemas, high-end shopping malls as well as parks and gardens. It is also at the midpoint of Melbourne's renowned theatre district and close to major office towers.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
22 October 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2008 07:18:36
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "(1) 2008 third quarter unaudited financial statement and distribution announcement; and (2) CCT's strong DPU growth in 3Q 2008 up 44.9% year-on-year"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.
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2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

CapitaCommercial Trust

TABLE OF CONTENTS

SUMMARY OF CCT GROUP RESULTS (1 July 2008 to 30 September 2008)

	FY 2007	YTD Sep 2008	1 July 2008 to 30 September 2008		
	Actual S$'000	**Actual** S$'000	**Actual** S$'000	**Forecast[1]** **S$'000**	**Favourable / (Unfavourable)**
Gross Revenue	236,527	238,121	92,536	90,854	1.9%
Net Property Income	171,476	167,862	66,712	65,753	1.5%
Distributable Income	120,422	115,083	43,165	41,572	3.8%
Distribution Per Unit (cents)					
For the Period	**8.70¢**	**8.29¢**	**3.10¢** [2]	**2.98¢**	**4.0%**
Annualised	**8.70¢**	**11.07¢**	**12.33¢**	**11.86¢**	**4.0%**

Footnotes
(1) The forecast is based on the forecast shown in the circular to unitholders dated 9 June 2008 ("CCT Circular") for the proposed acquisition of 1 George Street, Singapore for 1 July 2008 to 31 December 2008 and pro-rated from 11 July 2008 to 31 July 2008.

(2) The above estimated DPU is computed on the basis of the number of units in CCT ("Units") in issue as at the end of 30 September 2008 and that none of the S$370.0 million convertible bonds due 2013 (the "Convertible Bonds") are converted into Units. Accordingly, the actual quantum of DPU may differ from the above estimated DPU if any of the Convertible Bonds are converted into Units.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular dated 9 June 2008, please refer to Section 9 of this Announcement.

CAPITACOMMERCIAL TRUST
2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

INTRODUCTION

CapitaCommercial Trust ("CCT") was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT) (the "CCT Trustee"), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006, the third supplemental deed dated 11 August 2006, the fourth supplemental deed dated 31 October 2007 and the first amending and restating deed dated 26 March 2008.

As at 30 September 2008, CCT's Singapore portfolio includes Capital Tower, 6 Battery Road, HSBC Building, Raffles City (through its 60% stake in RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park Market Street Car Park, 1 George Street (acquisition completed on 11 July 2008) and Wilkie Edge which is currently under development. CCT has a wholly-owned subsidiary, CCT MTN Pte. Ltd. ("CCT MTN"), to provide treasury services, including on-lending the proceeds from the issuance of notes under an unsecured multi-currency medium term note programme to CCT.

In Malaysia, CCT has a 30% stake in Quill Capita Trust ("QCT") as well as a 7.4% stake (with commitment of US$20 million) in the Malaysia Commercial Development Fund ("MCDF"). QCT is a Malaysia-listed real estate investment trust focused on acquiring and investing in commercial properties in Malaysia. MCDF is an opportunistic fund to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.43 billion).

On a recurring basis, as the results of QCT are not expected to be announced in time for inclusion in CCT Group results for the same calendar quarter, CCT Group will equity account the results of QCT based on a 3-month lag time.

CCT Group results are after consolidating CCT MTN, equity accounting the interest in QCT and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the distributable income on a declared basis from RCS Trust and QCT are accounted for as "Investment Income".

1(a)(i) Statement of Total Return & Distribution Statement (3Q 2008 vs 3Q 2007)
(For a review of the performance, please refer to paragraph 8 on page 19-20)

	Group			Trust		
	3Q 2008 S$'000	3Q 2007 S$'000	Change %	3Q 2008 S$'000	3Q 2007 S$'000	Change %
Statement of Total Return						
Gross rental income	79,726	54,215	47.1	52,257	29,611	76.5
Car park income	4,138	4,133	0.1	3,384	3,365	0.6
Other income	8,672	2,302	276.7	8,024	1,745	359.8
Gross revenue	**92,536**	**60,650**	**52.6**	**63,665**	**34,721**	**83.4**
Property management fees	(2,495)	(1,733)	44.0	(1,381)	(707)	95.3
Property tax	(11,391)	(6,134)	85.7	(8,169)	(3,295)	147.9
Other property operating expenses[1]	(11,938)	(9,576)	24.7	(7,772)	(5,870)	32.4
Property operating expenses	**(25,824)**	**(17,443)**	**48.0**	**(17,322)**	**(9,872)**	**75.5**
Net property income	**66,712**	**43,207**	**54.4**	**46,343**	**24,849**	**86.5**
Interest income	142	348	(59.2)	131	58	125.9
Investment income	-	-	-	14,880 [2]	13,896 [3]	7.1
Gain/ (Loss) from re-measurement of derivatives	2,538 [4]	(3,886) [5]	(165.3)	2,538 [4]	(3,886) [5]	(165.3)
Impairment of investment in Associate	-	-	-	(8,965) [6]	-	Nm
Manager's management fees	(4,471)	(3,401)	31.5	(2,616)	(1,764)	48.3
Trust expenses	(2,417)	(1,316)	83.7	(2,318)	(1,230)	88.5
Borrowing costs[7]	(25,502)	(12,656)	101.5	(19,721)	(6,512)	202.8
Net income	**37,002**	**22,296**	**66.0**	**30,272**	**25,411**	**19.1**
Gain on sale of investment property	-	625	(100.0)	-	-	-
Share of profit of associate	980	777	26.1	-	-	-
Total return for the period before tax	**37,982**	**23,698**	**60.3**	**30,272**	**25,411**	**19.1**
Income tax expense	(10) [8]	(296)	(96.6)	(10) [8]	-	Nm
Total return for the period after tax	**37,972**	**23,402**	**62.3**	**30,262**	**25,411**	**19.1**
Distribution Statement						
Net income	**37,002**	**22,296**	**66.0**	**30,272**	**25,411**	**19.1**
Net tax adjustments[9]	7,281	6,038	20.6	10,061	4,143	142.8
Other adjustments[10]	(1,118)	1,220	(191.6)	2,832	-	Nm
Income available for distribution to unitholders	**43,165**	**29,554**	**46.1**	**43,165**	**29,554**	**46.1**
Distributable Income to Unitholders	**43,165**	**29,554**	**46.1**	**43,165**	**29,554**	**46.1**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	3Q 2008 S$'000	3Q 2007 S$'000	Change %	3Q 2008 S$'000	3Q 2007 S$'000	Change %
Depreciation	158	94	68.1	81	35	131.4
Allowance for doubtful debts and bad debts written off	(19)	(4)	375.0	(19)	(8)	137.5

(2) This relates to the income distribution from RCS Trust.

(3) This relates to the income distribution from RCS Trust & QCT and also interest income from investment in junior bonds of Aragorn ABS Berhad ("Aragorn"), the special purpose vehicle which was used to own Wisma Technip which has been divested in Oct 2007.

(4) This relates to the net gain on the re-measurement of fair values of interest rate swaps and the derivative liability arising on the convertible bonds.

(5) This relates to the loss from the re-measurement of fair values of interest rate swaps

(6) This relates to impairment on investment in QCT based on market price of the units on 30 Sep 08.

(7) Included in borrowing costs are the following :

	Group			Trust		
	3Q 2008 S$'000	3Q 2007 S$'000	Change %	3Q 2008 S$'000	3Q 2007 S$'000	Change %
Interest cost	19,501	12,479	56.3	13,968	6,492	115.2
Amortisation and transaction costs	6,001	177	3,290.4	5,753	20	28,665.0
Total	25,502	12,656	101.5	19,721	6,512	202.8

(8) Tax provision is made on the foreign interest income which has been remitted back to Singapore. No further income tax provision for the Trust is made as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(9) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	3Q 2008 S$'000	3Q 2007 S$'000	Change %	3Q 2008 S$'000	3Q 2007 S$'000	Change %
Manager's management fee payable in units	2,727	1,636	66.7	872	-	Nm
Trustee's fees	215	145	48.3	163	99	64.6
(Gain)/Loss from re-measurement of derivatives	(2,538)	3,886	(165.3)	(2,538)	3,886	(165.3)
Impairment of investment in Associate	-	-	Nm	8,965	-	Nm
Amortisation and transaction costs	3,022	148	1,941.9	2,774	-	Nm
Temporary differences and other tax adjustments	3,855	223	1,628.7	(175)	158	(210.8)
Net tax adjustments	7,281	6,038	20.6	10,061	4,143	142.8

(10) This relates to the undistributed loss of the subsidiary, CCT MTN, and the net distributed income from the Associate, QCT.

Nm – not meaningful

1(a)(ii) **Statement of Total Return & Distribution Statement (YTD Sep 2008 vs YTD Sep 2007)**
(For a review of the performance, please refer to paragraph 8 on page 19-20)

	Group			Trust		
	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %
Statement of Total Return						
Gross rental income	212,876	159,732	33.3	130,733	86,793	50.6
Car park income	12,109	11,899	1.8	9,805	9,719	0.9
Other income	13,136	6,419	104.6	11,289	4,648	142.9
Gross revenue	**238,121**	**178,050**	**33.7**	**151,827**	**101,160**	**50.1**
Property management fees	(6,497)	(5,207)	24.8	(3,160)	(2,112)	49.6
Property tax	(30,528)	(15,364)	98.7	(20,582)	(8,233)	150.0
Other property operating expenses[1]	(33,234)	(27,884)	19.2	(21,331)	(16,568)	28.7
Property operating expenses	**(70,259)**	**(48,455)**	**45.0**	**(45,073)**	**(26,913)**	**67.5**
Net property income	**167,862**	**129,595**	**29.5**	**106,754**	**74,247**	**43.8**
Interest income	1,026	906	13.2	980	211	364.5
Investment income	319 [2]	-	Nm	47,946 [3]	39,191 [3]	22.3
Other income	-	428 [4]	(100.0)	-	428 [4]	(100.0)
Gain/(Loss) from re-measurement of derivatives	17,210 [5]	(7,478) [6]	(330.1)	17,210 [5]	(7,478) [6]	(330.1)
Impairment of investment in Associate	-	-	-	(8,965) [7]	-	Nm
Manager's management fees	(12,555)	(9,902)	26.8	(7,074)	(5,055)	39.9
Trust expenses	(3,408)	(3,092)	10.2	(3,227)	(2,469)	30.7
Borrowing costs[8]	(55,142)	(36,723)	50.2	(38,154)	(18,864)	102.3
Net income	**115,312**	**73,734**	**56.4**	**115,470**	**80,211**	**44.0**
Gain on sale of investment property	-	625	(100.0)	-	-	-
Share of profit of associate	2,671	1,257	112.5	-	-	-
Net change in fair value of investment properties	445,605	730,220	(39.0)	372,455	642,803	(42.1)
Total return for the period before tax	**563,588**	**805,836**	**(30.1)**	**487,925**	**723,014**	**(32.5)**
Income tax	(35) [9]	(520)	(93.3)	(35) [9]	-	Nm
Total return for the period after tax	**563,553**	**805,316**	**(30.0)**	**487,890**	**723,014**	**(32.5)**
Distribution Statement						
Net income	**115,312**	**73,734**	**56.4**	**115,470**	**80,211**	**44.0**
Net tax adjustments[10]	(146)	13,342	(101.1)	(3,219)	7,746	(141.6)
Other adjustments	(83) [11]	1,004 [12]	(108.3)	2,832	123 [13]	2,202.4
Income available for distribution to unitholders	**115,083**	**88,080**	**30.7**	**115,083**	**88,080**	**30.7**
Distributable Income to Unitholders	**115,083**	**88,080**	**30.7**	**115,083**	**88,080**	**30.7**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %
Depreciation	456	269	69.5	243	106	129.2
Allowance for doubtful debts and bad debts written off	98	-	Nm	98	-	Nm

(2) This relates to the residual interest from the subsidiary, Aragorn.

(3) This relates to the income distribution from RCS Trust, and QCT and interest income from investment in junior bonds of Aragorn.

(4) This relates to the net proceeds received from liquidation of subsidiaries

(5) This relates to the net gain on the re-measurement of fair values of interest rate swaps and the derivative liability arising on the convertible bonds.

(6) This relates to loss from the re-measurement of fair values of interest rate swaps.

(7) This relates to impairment on investment in QCT based on market price of the units on 30 Sep 08.

(8) Included in borrowing costs are the following :

	Group			Trust		
	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %
Interest cost	45,917	36,390	26.2	29,468	18,844	56.4
Amortisation and transaction costs	9,225	333	2,670.3	8,686	20	43,330.0
Total	55,142	36,723	50.2	38,154	18,864	102.3

(9) Tax provision is made on the foreign interest income which has been remitted back to Singapore. No further income tax provision for the Trust is made as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(10) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %
Manager's management fee payable in units	6,389	4,847	31.8	908	-	Nm
Trustee's fees	571	407	40.3	419	271	54.6
Net proceeds from liquidation of subsidiaries	-	(428)	(100.0)	-	(428)	(100.0)
Loss/(Gain) from re-measurement of derivatives	(17,210)	7,478	(330.1)	(17,210)	7,478	(330.1)
Impairment of investment in Associate	-	-	Nm	8,965	-	Nm
Amortisation and transaction costs	6,128	443	1,283.3	5,586	-	Nm
Temporary differences and other tax adjustments	3,976	595	568.2	(1,887)	425	(544.0)
Net tax adjustments	(146)	13,342	(101.1)	(3,219)	7,746	(141.6)

(11) This relates to the undistributed profit of the subsidiary, CCT MTN, and the net distributed income from the associate, QCT.

(12) This relates to the distribution income received from QCT and undistributed loss of the subsidiary, Aragorn.

(13) This relates to the distribution income received from QCT, out of the pre-acquisition income.

Nm – not meaningful

1(b)(i) Balance Sheet as at 30 September 2008 vs 31 December 2007

	Group			Trust		
	Sep-08 S$'000	Dec-07 S$'000	Change %	Sep-08 S$'000	Dec-07 S$'000	Change %
Non-current assets						
Plant and equipment	1,044	1,094	(4.6)	539	596	(9.6)
Investment properties	6,756,418 [1]	5,109,950	32.2	5,112,539 [1]	3,558,350	43.7
Investment in subsidiary[2]	-	-	Nm	-	-	Nm
Investment in associate[3]	62,767 [3]	64,605	(2.8)	49,884 [3]	58,850	(15.2)
Investment in joint venture	-	-	Nm	800,031	794,692	0.7
Other investment	10,212 [4]	7,763	31.5	10,212 [4]	7,763	31.5
Other asset	97,647 [5]	54,947	77.7	97,647 [5]	54,947	77.7
Total non-current assets	**6,928,088**	**5,238,359**	**32.3**	**6,070,852**	**4,475,198**	**35.7**
Current assets						
Trade and other receivables	12,274 [6]	4,890	151.0	24,267 [6]	10,246	136.8
Cash and cash equivalents	72,399 [7]	35,484	104.0	68,051 [7]	27,800	144.8
Total current assets	**84,673**	**40,374**	**109.7**	**92,318**	**38,046**	**142.6**
Total assets	**7,012,761**	**5,278,733**	**32.8**	**6,163,170**	**4,513,244**	**36.6**
Current liabilities						
Trade and other payables	69,348 [8]	47,481	46.1	50,214 [8]	25,197	99.3
Derivative liability[9]	13,618	10,478	30.0	13,618	10,478	30.0
Short-term borrowings[10]	669,242	162,100	312.9	656,042	162,100	304.7
Provision for taxation	702	666	5.4	702	666	5.4
Total current liabilities	**752,910**	**220,725**	**241.1**	**720,576**	**198,441**	**263.1**
Non-current liabilities						
Long-term borrowings[11]	1,497,752	1,097,456	36.5	644,895	580,042	11.2
Long-term borrowings from subsidiary	-	-	Nm	335,000	-	Nm
Debt securities[12]	347,764	-	Nm	347,764	-	Nm
Other non-current liabilities	31,575 [13]	22,930	37.7	20,947 [13]	11,843	76.9
Total non-current liabilities	**1,877,091**	**1,120,386**	**67.5**	**1,348,606**	**591,885**	**127.8**
Total liabilities	**2,630,001**	**1,341,111**	**96.1**	**2,069,182**	**790,326**	**161.8**
Net assets	**4,382,760**	**3,937,622**	**11.3**	**4,093,988**	**3,722,918**	**10.0**
Represented by:						
Unitholders' funds	**4,382,760**	**3,937,622**	**11.3**	**4,093,988**	**3,722,918**	**10.0**

Footnotes

(1) The increase is primarily due to increase in property values based on the independent market valuations of the properties on 1 June 2008 and acquisition of 1 George Street.

(2) This relates to the 100% investment in CCT MTN of $1.

(3) This relates to the investment in QCT. An impairment loss has been recognized based on the market price of QCT trading on 30 Sep 08 which resulted in a lower value is recorded on the Trust's Balance Sheet.

(4) The increase is due to the additional capital call by MCDF.

(5) The increase is due to additional progress payments made for Wilkie Edge.

(6) Included in the Trade and other receivables is the income support of S$5.8 million due from the Guarantor ("CapitaLand Commercial Limited') in relation to 1 George Street.

(7) The increase in cash and cash equivalent is due mainly to surplus funds which is reserved mainly to finance the progress payment of Wilkie Edge.

(8) Increase in Trade and other payables is due mainly to increase in interest accruals as a result of higher borrowings as compared to 31 December 2007.

(9) This relates to the fair value of the interest rate swaps.

(10) Increase in Short-term borrowings is due mainly to the S$580.0 million Silver Loft loan which has been reclassified as due within 12 months.

(11) Increase is due to additional borrowings from issuance of S$335.0 million fixed rate notes, S$650.0 million term loan, offset partially by the decrease in S$580.0 million Silver Loft loan which has been reclassified as due within 12 months.

(12) This relates to the debt portion of the S$370.0 million convertible bonds issued.

(13) Increase is due mainly to the tenants security deposits arising from the acquisition of 1 George Street and new leases for other properties.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Sep 08 S$'000	Dec 07 S$'000	Change %	Sep 08 S$'000	Dec 07 S$'000	Change %
Secured borrowings						
Amount repayable after one year	1,169,600	1,099,642	6.4	650,000	580,042	12.1
Less: Unamortised portion of Fees and expenses incurred for debt raising exercise	(6,848)	(2,186)	213.3	(5,105)	-	Nm
	1,162,752	1,097,456	5.9	644,895	580,042	11.2
Amount repayable within one year	580,042	-	Nm	580,042	-	Nm
Total	**1,742,794**	**1,097,456**	**58.8**	**1,224,937**	**580,042**	**111.2**
Unsecured borrowings						
Amount repayable after one year	688,963	-	Nm	688,963	-	Nm
Less: Unamortised portion of Fees and expenses incurred for debt raising exercise	(6,199)	-	Nm	(6,199)	-	Nm
	682,764	-	Nm	682,764	-	Nm
Amount repayable in one year or less, or on demand	89,200	162,100	(45.0)	76,000	162,100	(53.1)
Total	771,964	162,100	376.2	758,764	162,100	368.1
Grand total	**2,514,758**	**1,259,556**	**99.7**	**1,983,701**	**742,142**	**167.3**

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];

(ii) an assignment of the insurance policies relating to the Initial Investment Properties;

an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;

(iii) an assignment of the agreements relating to the management of the Initial Investment Properties;

(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and

a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Fairmont Hotel and the Raffles City Convention Centre;

(ii) an assignment of the insurance policies relating to Raffles City;

(iii) an assignment of the agreements relating to the management of Raffles City;

(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles city; and

(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

As security for the secured long term borrowings of S$650.0 million, CCT has granted in favour of the lenders the following:

(i) a mortgage over 1 George Street;

(ii) an assignment of the insurance policies relating to 1 George Street;

(iii) an assignment of all the rights, benefit, title and interest of CCT in relation to Property Sale Agreements and Tenancy Agreements (including Net Sale Proceeds and Rental Proceeds) and the Accounts relating to 1 George Street;

(iv) an assignment of all the rights, benefit, title and interest of CCT in relation to the Net Property Yield Guarantee relating to 1 George Street;

(v) a fixed and floating charge over all assets in connection with 1 George Street.

1(c)(i) Cash flow statement (3Q 2008 vs 3Q 2007)

	Group	
	3Q 2008	3Q 2007
	S$'000	S$'000
Operating activities		
Total return for the period before tax	37,982	23,698
Adjustments for		
Allowance for doubtful receivables	(19)	(4)
Amortisation of lease incentives	(78)	103
Borrowing costs	25,502	12,656
Depreciation of plant and equipment	158	94
Foreign exchange difference	(1,323)	(1,819)
Interest income	(142)	(348)
(Gain)/Loss on re-measurement of derivatives	(2,538)	3,886
Gain on sale of investment property	-	(625)
Manager's management fees payable in units	2,727	1,636
Share of profit of associate	(980)	(777)
Operating income before working capital changes	**61,289**	**38,500**
Changes in working capital		
Trade and other receivables	(4,999)	(3,429)
Trade and other payables	16,651	4,701
Security deposits	11,058	(5,431)
Cash generated from operations activities	**83,999**	**34,341**
Tax paid	-	(6)
Cash generated from operations activities	**83,999**	**34,335**
Investing activities		
Capital expenditure on investment properties	(6,174)	(13,138)
Investment in MCDF	(395)	-
Investment in QCT	-	(29,925)
Distribution received from associate	1,323	1,002
Interest received	128	299
Net cash inflow from sale of investment properties	-	53,363
Net cash outflow from purchase of investment properties (including acquisition cost)	(1,177,704)	-
Progress payment on Wilkie Edge	(23,283)	-
Purchase of plant and equipment	(142)	(43)
Cash flows from investing activities	**(1,206,247)**	**11,558**
Financing activities		
Borrowing costs paid	(19,614)	(11,757)
Distribution to unitholders	(71,949)	(58,524)
Proceeds of interest bearing borrowings	738,600	66,600
Repayment of interest bearing borrowings	(32,000)	-
Cash flows from financing activities	**615,037**	**(3,681)**
(Decrease)/increase in cash and cash equivalents	**(507,211)**	**42,212**
Cash and cash equivalents at beginning of period	**579,610**	**44,494**
Cash and cash equivalents at end of period	**72,399**	**86,706**

1(c)(ii) Cash flow statement (YTD Sep 2008 vs YTD Sep 2007)

	Group	
	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000
Operating activities		
Total return for the period before tax	563,588	805,836
Adjustments for		
Allowance for doubtful receivable	98	-
Amortisation of lease incentives	85	361
Borrowing costs	55,142	36,723
Depreciation of plant and equipment	456	269
Foreign exchange difference	570	1,014
Gain on sale of investment property	-	(625)
Interest income	(1,026)	(906)
(Gain)/Loss on re-measurement of derivatives	(17,210)	7,478
Manager's management fees payable in units	6,389	4,847
Net change in fair value of investment properties	(445,605)	(730,220)
Share of profit of associate	(2,671)	(1,257)
Operating income before working capital changes	**159,816**	**123,520**
Changes in working capital		
Trade and other receivables	(7,574)	(3,457)
Trade and other payables	19,840	3,924
Security deposits	14,521	915
Cash generated from operations activities	**186,603**	**124,902**
Tax paid	-	(6)
Cash generated from operations activities	**186,603**	**124,896**
Investing activities		
Capital expenditure on investment properties	(23,159)	(23,174)
Investment in QCT	-	(29,925)
Investment in MCDF	(2,449)	(2,841)
Interest received	1,035	834
Distribution received from associate	2,345	1,125
Net cash inflow from sale of investment properties	-	53,363
Net cash outflow from purchase of investment properties (including acquisition cost)	(1,177,704)	-
Progress payment on purchase of Wilkie Edge	(42,700)	-
Purchase of plant and equipment	(405)	(150)
Cash flows from investing activities	**(1,243,037)**	**(768)**
Financing activities		
Borrowing costs paid	(54,906)	(36,308)
Distribution to unitholders	(133,845)	(95,849)
Issue expenses	-	(288)
Proceeds of interest bearing borrowings	998,200	53,100
Repayment of interest bearing borrowings	(86,100)	-
Proceeds from issuance of convertible bonds	370,000	-
Cash flows from financing activities	**1,093,349**	**(79,345)**
Increase in cash and cash equivalents	**36,915**	**44,783**
Cash and cash equivalents at beginning of period	**35,484**	**41,923**
Cash and cash equivalents at end of period	**72,399**	**86,706**

1(d)(i) Statement of changes in unitholders' funds (3Q 2008 vs 3Q 2007)

	Group		Trust	
	3Q 2008 S$'000	3Q 2007 S$'000	3Q 2008 S$'000	3Q 2007 S$'000
Balance as at beginning of period	**4,403,604**	**3,361,492**	**4,122,172**	**3,226,384**
Operations				
Net increase in net assets resulting from operations	37,972	23,402	30,262	25,411
Unitholders' transactions				
Creation of new units:				
- Acquisition fee	11,650	-	11,650	-
- Manager's management fee	1,853	1,651	1,853	1,651
Distribution to unitholders	(71,949)	(58,524)	(71,949)	(58,524)
Net increase in net assets resulting from unitholders' transactions	**(58,446)**	**(56,873)**	**(58,446)**	**(56,873)**
Movement in translation reserve				
Share of reserves of associates	-	15	-	-
Translation reserve	(370)	(1,642)	-	-
Net decrease in net assets resulting from movement in translation reserves	**(370)**	**(1,627)**	**-**	**-**
Total decrease in net assets	**(20,844)**	**(35,098)**	**(28,184)**	**(31,462)**
Balance as at end of period	**4,382,760**	**3,326,394**	**4,093,988**	**3,194,922**

1(d)(ii) Statement of changes in unitholders' funds (YTD Sep 2008 vs YTD Sep 2007)

	Group		Trust	
	YTD Sep 08 S$'000	YTD Sep 07 S$'000	YTD Sep 08 S$'000	YTD Sep 07 S$'000
Balance as at beginning of period	**3,937,622**	**2,612,414**	**3,722,918**	**2,563,034**
Operations				
Net increase in net assets resulting from operations	563,553	805,316	487,890	723,014
Unitholders' transactions				
Creation of new units:				
- Acquisition fee	11,650	-	11,650	-
- Manager's management fee	5,375	4,723	5,375	4,723
Distribution to unitholders	(133,845)	(95,849)	(133,845)	(95,849)
Net decrease in net assets resulting from unitholders' transactions	**(116,820)**	**(91,126)**	**(116,820)**	**(91,126)**
Movement in translation reserve				
Share of reserves of associates	98	(457)	-	-
Translation reserve	(1,693)	247	-	-
Net decrease in net assets resulting from movement in translation reserves	**(1,595)**	**(210)**	**-**	**-**
Total increase in net assets	**445,138**	**713,980**	**371,070**	**631,888**
Balance as at end of period	**4,382,760**	**3,326,394**	**4,093,988**	**3,194,922**

Convertible Bonds

CCT has issued the following convertible bonds which remained outstanding as at 30 September 2008:

- S$370.0 million of Convertible Bonds due in 2013 which are convertible by holders into units of CCT at any time on or after 21 May 2008 at the adjusted conversion price of $2.6033 per unit;

There has been no conversion of any of the above convertible bonds since the date of their issue.

Assuming the bonds are fully converted based on the conversion price, the number of new units to be issued would be 138,255,736, representing 9.9% of the total number of CCT units in issue as at 30 September 2008.

1(e)(i) Details of any change in the units (3Q 2008 vs 3Q 2007)

	Group and Trust	
	3Q 2008 Units	**3Q 2007** Units
Balance as at beginning of period	**1,386,296,578**	**1,383,555,748**
Issue of new units:		
- in settlement of the acquisition fee for acquiring 1 George Street	6,123,199	-
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	929,519	539,176
- in settlement of the manager's management fees in relation to Wilkie Edge	8,556	-
Balance as at end of period	**1,393,357,852**	**1,384,094,924**

1(e)(ii) Details of any change in the units (YTD Sep 2008 vs YTD Sep 2007)

	Group and Trust	
	YTD Sep 08 Units	**YTD Sep 07** Units
Balance as at beginning of period	**1,384,692,369**	**1,382,389,511**
Issue of new units:		
- in settlement of the acquisition fee for acquiring 1 George Street	6,123,199	-
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	2,524,197	1,705,413
- in settlement of the manager's management fee in relation to Wilkie Edge	18,087	-
Balance as at end of period	**1,393,357,852**	**1,384,094,924**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2007

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period/year is used for the computation.

	Group		Trust	
	3Q 2008	3Q 2007	3Q 2008	3Q 2007
Weighted average number of units for the period	1,389,673,150	1,383,878,081	1,389,673,150	1,383,878,081
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	2.73¢	1.69¢	2.18¢	1.84¢
Based on fully diluted basis	1.51¢	1.69¢	1.01¢	1.84¢

	Group		Trust	
	YTD Sep 08	YTD Sep 07	YTD Sep 08	YTD Sep 07
Weighted average number of units for the period	1,386,948,175	1,383,338,328	1,386,948,175	1,383,338,328
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	40.63¢	58.22¢	35.18¢	52.27¢
Based on fully diluted basis	37.64¢	58.22¢	32.47¢	52.27¢

For the purpose of calculating the diluted EPU, the weighted average number of units in issue is adjusted to take into account the dilutive effect arising from full conversion of convertible bonds to units, with the potential units weighted for the period outstanding.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	3Q 2008	3Q 2007	YTD Sep 08	YTD Sep 07
Number of units in issue as at end of period	1,393,357,852	1,384,094,924	1,393,357,852	1,384,094,924
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	3.10¢ [1]	2.14¢	8.29¢ [1]	6.37¢

Footnote :

(1) The above estimated DPU is computed on the basis of the number of units in CCT ("Units") in issue as at the end of 30 September 2008 and that none of the S$370.0 million convertible bonds due 2013 (the "Convertible Bonds") are converted into Units. Accordingly, the actual quantum of DPU may differ from the above estimated DPU if any of the Convertible Bonds are converted into Units.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group		Trust	
	30-Sep-08	31-Dec-07	30-Sep-08	31-Dec-07
NAV per unit	S$3.15	S$2.84	S$2.94	S$2.69
Based on fully diluted basis	S$2.97	S$2.84	S$2.78	S$2.69
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$3.11	S$2.80	S$2.91	S$2.64
Adjusted NAV per unit (excluding the distributable income to unitholders) based on fully diluted basis	S$2.94	S$2.80	S$2.75	S$2.64

For the purpose of calculating the diluted NAV per unit, the number of units at the end of the period is adjusted to take into account the dilutive effect arising from full conversion of convertible bonds to units at the end of the period.

8 Review of the performance

	Group			
	3Q 2008 S$'000	**3Q 2007** S$'000	**YTD Sep 08** S$'000	**YTD Sep 07** S$'000
Statement of Total Return				
Gross revenue	92,536	60,650	238,121	178,050
Property operating expenses	(25,824)	(17,443)	(70,259)	(48,455)
Net property income	66,712	43,207	167,862	129,595
Interest income	142	348	1,026	906
Investment income	-	-	319	-
Other income	-	-	-	428
Gain/(Loss) from re-measurement of derivatives	2,538	(3,886)	17,210	(7,478)
Manager's management fees	(4,471)	(3,401)	(12,555)	(9,902)
Trust expenses	(2,417)	(1,316)	(3,408)	(3,092)
Borrowing costs	(25,502)	(12,656)	(55,142)	(36,723)
Net income	**37,002**	**22,296**	**115,312**	**73,734**
Gain on sale of investment property	-	625	-	625
Share of profit of associate	980	777	2,671	1,257
Net change in fair value of investment properties	-	-	445,605	730,220
Total return for the period before tax	**37,982**	**23,698**	**563,588**	**805,836**
Income tax	(10)	(296)	(35)	(520)
Total return for the period after tax	**37,972**	**23,402**	**563,553**	**805,316**
Distribution Statement				
Net income	**37,002**	**22,296**	**115,312**	**73,734**
Net tax adjustments	7,281	6,038	(146)	13,342
Other adjustments	(1,118)	1,220	(83)	1,004
Income available for distribution to unitholders	43,165	29,554	115,083	88,080
Distributable income to unitholders	**43,165**	**29,554**	**115,083**	**88,080**
Earnings per unit (cents)	2.73¢	1.69¢	40.63¢	58.22¢
Distribution per unit (cents)	3.10¢ [1]	2.14¢	8.29¢ [1]	6.37¢

Footnote :

(1) The above estimated DPU is computed on the basis of the number of units in CCT ("Units") in issue as at the end of 30 September 2008 and that none of the S$370.0 million convertible bonds due 2013 (the "Convertible Bonds") are converted into Units. Accordingly, the actual quantum of DPU may differ from the above estimated DPU if any of the Convertible Bonds are converted into Units.

Review of performance 3Q 2008 vs 3Q 2007

Gross revenue of S$92.5 million for 3Q 2008 was higher than 3Q 2007 by S$31.9 million or 52.6%. This was due to the acquisition of 1 George Street, on 11 July 2008 as well as higher rental income for the remaining properties.

Property operating expenses of S$25.8 million were higher in 3Q 2008 by S$8.4 million or 48.0%. This was due to the acquisition of 1 George Street, on 11 July 2008 and higher property tax, utility costs and maintenance costs incurred for the remaining properties.

Trust expenses of S$2.4 million were higher in 3Q 2008 by S$1.1 million or 83.7% mainly due to higher professional fees and unitholders expenses incurred.

Borrowing costs of S$25.5 million were higher in 3Q 2008 by S$12.8 million or 101.5% due mainly to increase in borrowings from the issuance of S$335.0 million fixed rate notes, S$650.0 million term loan and S$370.0 million convertible bonds and amortisation cost on the upfront fees & expenses incurred on the convertible bonds.

Review of performance YTD September 2008 vs YTD September 2007

Gross revenue of S$238.1 million for YTD September 2008 was higher than YTD September 2007 by S$60.1 million or 33.7%. This was due to the acquisition of 1 George Street on 11 July 2008 as well as higher rental income for the remaining properties.

Property operating expenses of S$70.3 million for YTD September 2008 were higher than YTD September 2007 by S$21.8 million or 45.0%. This was due to the acquisition of 1 George Street on 11 July 2008 and higher property tax, marketing fees, property management fees and utility costs incurred for the remaining properties.

Investment income of $0.3 million relates to the residual interest from Aragorn.

Trust expenses of S$3.4 million were higher in YTD September 2008 by S$0.3 million or 10.2% due to higher professional fees and unitholders cost incurred.

Borrowing costs of S$55.1 million were higher in YTD September 2008 by S$18.4 million or 50.29% due mainly to increase in borrowings from the issuance of S$335.0 million fixed rate notes, S$650.0 million term loan and S$370.0 million convertible bonds and amortisation cost on the upfront fees & expenses incurred on the convertible bonds.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	1 July 2008 to 30 September 2008		
	Actual S$'000	**Forecast[1]** S$'000	**Change** %
Gross rental income	79,726	79,590	0.2
Car park income	4,138	3,619	14.3
Other income	8,672	7,645	13.4
Gross revenue	**92,536**	**90,854**	**1.9**
Property management fees	(2,495)	(2,448)	1.9
Property tax	(11,391)	(11,003)	3.5
Other property operating expenses	(11,938)	(11,650)	2.5
Property operating expenses	**(25,824)**	**(25,101)**	**2.9**
Net property income	**66,712**	**65,753**	**1.5**
Interest income	142	7	1,928.6
Gain from re-measurement of derivatives	2,538	-	Nm
Manager's management fees	(4,471)	(4,451)	0.4
Trust expenses	(2,417)	(1,110)	117.7
Borrowing costs	(25,502)	(27,166)	(6.1)
Net income	**37,002**	**33,033**	**12.0**
Net tax adjustments	7,281	7,112	2.4
Other adjustments	(1,118)	1,427	(178.3)
Income available for distribution to unitholders	**43,165**	**41,572**	**3.8**
Distributable income to unitholders	**43,165**	**41,572**	**3.8**
Distribution per unit (in cents)			
For the period	**3.10¢** [2]	**2.98¢**	**4.0**
Annualised	**12.33¢** [2]	**11.86¢**	**4.0**

Footnotes

(1) The forecast is based on the forecast shown in the circular to unitholders dated 9 June 2008 ("CCT Circular") for the proposed acquisition of 1 George Street, Singapore for 1 July 2008 to 31 December 2008 and pro-rated from 11 July 2008 to 31 July 2008.

(2) The above estimated DPU is computed on the basis of the number of units in CCT ("Units") in issue as at the end of 30 September 2008 and that none of the S$370.0 million convertible bonds due 2013 (the "Convertible Bonds") are converted into Units. Accordingly, the actual quantum of DPU may differ from the above estimated DPU if any of the Convertible Bonds are converted into Units.

9(ii) Breakdown of total gross revenue (by property)

	Group 1 July 2008 to 30 September 2008		
	Actual S$'000	Forecast[1] S$'000	Change %
Capital Tower	12,309	12,191	1.0
6 Battery Road	20,429	19,994	2.2
1 George Street	14,322	14,322	-
HSBC Building	2,254	2,254	-
Starhub Centre	4,532	4,514	0.4
Robinson Point	3,313	3,106	6.7
Bugis Village	2,454	2,439	0.6
Golden Shoe Car Park	2,783	2,745	1.4
Market Street Car Park	1,269	783	62.1
Sub-Total	**63,665**	**62,348**	**2.1**
60% Interest in Raffles City	28,871	28,506	1.3
Total gross revenue	**92,536**	**90,854**	**1.9**

9(iii) Breakdown of net property income (by property)

	Group 1 July 2008 to 30 September 2008		
	Actual S$'000	Forecast[1] S$'000	Change %
Capital Tower	7,146	7,065	1.1
6 Battery Road	15,750	15,679	0.5
1 George Street	11,093	11,093	-
HSBC Building	2,233	2,232	-
Starhub Centre	3,016	2,981	1.2
Robinson Point	2,419	2,219	9.0
Bugis Village	1,934	1,898	1.9
Golden Shoe Car Park	1,967	1,944	1.2
Market Street Car Park	784	343	128.6
Sub-Total	**46,342**	**45,454**	**2.0**
60% Interest in Raffles City	20,370	20,299	0.3
Total net property income	**66,712**	**65,753**	**1.5**

Footnotes

(1) The forecast is based on the forecast shown in the circular to unitholders dated 9 June 2008 ("CCT Circular") for the proposed acquisition of 1 George Street, Singapore for 1 July 2008 to 31 December 2008 and pro-rated from 11 July 2008 to 31 July 2008.

Review of the performance for the period 1 July 2008 to 30 September 2008

Gross revenue of S$92.5 million was higher than forecast by S$1.7 million or 1.9% on a portfolio basis. This was due mainly to increased car park income and other income.

Actual property operating expenses of S$25.8 million were higher than forecast by S$0.7 million or 2.9% due to higher property tax, utilities, property management fees, offset partially by lower maintenance cost.

The trust expenses of S$2.4 million were higher than forecast by S$1.3 million or 117.7% mainly due to higher professional fees and unitholders' expenses incurred.

Borrowing costs of S$25.5 million were lower than forecast by S$1.7 million or 6.1% due mainly to lower average cost of funds than forecast.

The net tax adjustment of S$7.3 million included the add-back of the amortisation and transaction costs relating to the debt issuances and convertible bonds and the management fees paid in units (for RCS Trust and Wilkie Edge) as well as deduction of the gain from measurement of derivatives which were non-tax deductible items.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The advance estimates by the Ministry of Trade and Industry ("MTI") showed that real GDP declined 0.5% on a year-on-year basis in 3Q 2008. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP declined by 6.3%, following a decline of 5.7% in the previous quarter. The worsening financial crisis in the US and Europe in the recent weeks has deepened the credit crunch, making it more difficult for businesses to sustain economic activities. Taking into account the slowdown in the global economy and key domestic sectors, MTI has revised Singapore's 2008 GDP growth to around 3.0%, down from the 4.0% to 5.0% forecast range it made in August 2008.

Negative effects of a prolonged global financial and economic crisis in the US and Europe, inflation and a deteriorating world economy have filtered into the Singapore office market in 3Q 2008. CB Richard Ellis reported that both Grade A and prime rents remained static at S$18.80 psf per month and S$16.10 psf per month respectively over the third quarter of 2008. This is the first quarter which did not register any growth after 17 quarters of growth since 2Q 2004. Office rentals are likely to face downward pressure in the next 12 months as demand softens in-line with the anticipated slowdown in business activities.

CCT's office properties are likely to continue to perform well for the rest of the year as the Manager expects positive rental reversions for leases that are expiring in 4Q 2008. This is because the average passing rent for CCT's office portfolio is only S$7.20 psf per month and is significantly below market. Rental declines are also expected to be mitigated by low new office supply for the rest of 2008 and in 2009.

Market conditions have worsened in the current quarter with more financial institutions failing in the US and Europe. CCT however is not affected directly as it has no dealings with these financial institutions nor are they tenants of CCT. Market vacancy for Grade A office space in 3Q 2008 remained low at 1.2%, and similarly for CCT portfolio's vacancy rate has also remained low at 1.1%. The manager of CCT nevertheless recognizes the increasingly challenging market conditions and has stepped up its lease management and tenant retention efforts.

The credit market has become more volatile in 3Q 2008 with the worsening financial crisis. With the softening oil price and the deteriorating state of the US economy, the US Fed and other central banks have lowered interest rates to arrest any further weakening of the economy. Longer end base rates have declined since the beginning of the quarter while short term rates have increased, flattening the yield curve. CCT has 100% of its interest cost fixed for 2008 so it is not exposed to interest volatility. Nevertheless inflationary pressure still remains and the manager of CCT is

focused on controlling its operating costs such as locking in its utilities costs in advance and is more prudent on discretionary operating expenses and capital expenditures.

Outlook for 2008

Notwithstanding the worsening financial market conditions and economy, the manager of CCT expects CCT to perform better than the forecast distribution for financial year 1 January 2008 to 31 December 2008. This is due to the fact that all lease renewals due this year have been contracted with strong positive rent reversions, as well as the manager's ability to lock in relatively lower interest costs. The forecast distribution amount was stated in the CCT Circular dated 9 June 2008 for the acquisition of 1 George Street.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?	No.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods?	No.

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets as at 30 September 2008 and the results of business, statement of total return & distribution statement, cash flow statement and statement of changes in unitholders' funds for the nine months ended on that date, together with their accompanying notes) to be false or misleading in any material respect.

On behalf of the Board
CapitaCommercial Trust Management Limited

Lynette Leong Chin Yee
Chief Executive Officer/Director

Wen Khai Meng
Non-Executive Director

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
23 October 2008

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CapitaCommercial Trust

NEWS RELEASE **For Immediate Release**

23 October 2008

CCT's Strong DPU Growth in 3Q 2008 up 44.9% year-on-year

Singapore, 23 October 2008 – CapitaCommercial Trust Management Limited, the Manager of CapitaCommercial Trust (CCT), is pleased to announce that CCT has achieved a distributable income of S$43.2 million for the financial period of 1 July 2008 to 30 September 2008 (3Q 2008), up 46.1% from the S$29.6 million reported for 3Q 2007. This outperformance is mainly due to the higher gross rental income achieved for the portfolio as well as income contribution from 1 George Street with effect from 11 July 2008.

The 3Q 2008 distribution per unit (DPU) of 3.10 cents registers a solid increase of 44.9% compared to that of 3Q 2007, and 4% above the Manager's forecast as stated in the CCT circular to unitholders dated 9 June 2008. CCT's DPU for the first nine months of 2008 is 8.29 cents. Based on the closing price of S$1.02 per unit on 22 October 2008, the distribution yield is 10.9%.

Summary of CCT's 3Q 2008 Results

	YTD Sept 2008	**1 July 2008 to 30 September 2008**		
	Actual S$'000	**Actual** S$'000	**Circular Forecast** S$'000	**Favourable** %
Gross Revenue	238,121	92,536	90,854	1.9%
Net Property Income	167,862	66,712	65,753	1.5%
Distributable Income	**115,083**	**43,165**	**41,572**	**3.8%**
Distribution Per Unit For the Period	8.29¢	3.10¢	2.98¢	4.0%

Mr. Richard Hale, Chairman of the Manager, said, "CapitaCommercial Trust continues to improve on its forecasts and to deliver better than forecast distributions to its unitholders. The stable growth over forecast this quarter is due to our continued efforts in proactive and prudent

capital and risk management measures. CCT's performance continues to be strong, with an overall committed occupancy rate of about 99% at rates better than for similar space in the market. The average rent for our office properties is at present S$7.20 per square foot per month, significantly below current market levels. We are on track to deliver our forecast distribution per unit of 10.61 cents for the financial year ending 2008."

Ms. Lynette Leong, Chief Executive Officer of the Manager, said, "We have always employed a proactive approach in the execution of our capital management and risk management strategies. CCT's current gearing is at a prudent level of 36.3% and the interest cost for 2008 is 100% fixed. For the S$580 million debt maturing next year, we are currently evaluating refinancing proposals received from banks and the cost is expected to be at competitive rates. We intend to finalise the refinancing well in advance of the debt maturity."

"In terms of risk management strategy, we manage our exposure through, amongst others, reducing reliance on any single tenant and any single property as much as possible. In fact, approximately 64% of CCT's gross rental income are currently contributed by tenants in the non-banking/insurance and non-financial sectors. Major financial institutions in CCT's top 10 tenants-list include Standard Chartered Bank, JPMorgan Chase Bank, Nomura Singapore Limited and HSBC. These four preeminent tenants in aggregate contribute about 27% of CCT's portfolio gross rental income. Additionally, the weighted average lease expiry for our top 10 tenants is about 6.7 years which further enhances the intrinsic stability of CCT's cashflow."

"We continue to see new take-ups as well as expansion by existing tenants in our properties. We recently announced that JP Morgan leased additional one-and-a-half floors at Capital Tower and Shinhan Bank signed on office space at 1 George Street."

"CCT's portfolio occupancy has remained above 95% even during tough market conditions. Hence, we are confident that the quality of CCT's portfolio and our proactive asset and risk management efforts will propel CCT to overcome any challenges ahead," adds Ms. Leong.

– END –

About CapitaCommercial Trust (www.cct.com.sg)

CapitaCommercial Trust is Singapore's first listed commercial REIT with a market capitalisation of S$1.8 billion based on the closing price of S$1.31 per unit on 30 September 2008. CCT aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. The total asset size of CCT is S$7.0 billion as at 30 September 2008, comprising a portfolio of ten prime properties and one property under development in Singapore, as well as investments in Malaysia. The properties in Singapore are Capital Tower, 6 Battery Road, 1 George Street, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park and Wilkie Edge (currently under development and expected to be completed by fourth quarter of 2008). In addition, CCT is a substantial unitholder of Quill Capita Trust with 30% unitholdings and has taken a 7.4% stake in the Malaysia Commercial Development Fund Pte. Ltd. ("MCDF"). Quill Capita Trust is a commercial REIT listed on Bursa Malaysia Securities Berhad, with a portfolio of nine commercial properties in Kuala Lumpur and Cyberjaya, Malaysia. MCDF is CapitaLand's first and largest Malaysia private real estate fund with a focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley, Malaysia.

CCT was accorded "Baa1" corporate rating with stable outlook by Moody's Investors Service. The Trust is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest real estate companies in Southeast Asia by market capitalisation.

Issued by CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Contact

Ho Mei Peng
Head, Investor Relations & Communications
DID: (65) 6826 5586
Mobile: (65) 9668 8290
Email: ho.meipeng@capitaland.com

Important Notice
This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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CapitaCommercial Trust


HSBC
CENTRE
Raffles City

3Q 2008 Financial Results

23 October 2008

CapitaCommercial Trust

Important Notice

This presentation shall be read in conjunction with CCT's 2008 Third Quarter Unaudited Financial Statement and Distribution Announcement.

The past performance of CCT is not indicative of the future performance of CCT. Similarly, the past performance of CapitaCommercial Trust Management Limited, the manager of CCT is not indicative of the future performance of the Manager.

The value of units in CCT (CCT Units) and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (SGX-ST). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

Content

- Solid Financial Results
- Proactive Capital Management
- Robust Portfolio Growth
- Office Market Outlook
- Summary

CapitaCommercial Trust

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Solid Financial Results

CapitaCommercial Trust

3Q 08 DPU Up 44.9% Y-O-Y and 4% Against Forecast

	Actual			Forecast [1]
	3Q 08 S$'000	3Q 07 S$'000	Change %	3Q 08 S$'000
Gross Revenue	92,536	60,650	52.6	90,854
Net Property Income	66,712	43,207	54.4	65,753
Distributable Income	43,165	29,554	46.1	41,572
Distribution Per Unit	**3.10¢**	**2.14¢**	**44.9**	**2.98¢**
Annualised DPU	12.33¢	8.49¢	45.2	11.86¢
Distribution Yield	9.41% [2]	3.00% [3]	NM	9.05% [2]

Notes:

(1) The forecast is based on management's forecast shown in the circular to unitholder dated 9 June 2008 for the period 1 January 2008 to 30 September 2008 and adjusted for the actual date of 1 George Street acquisition on 11 July 2008. The acquisition of 1 George Street was assumed to be completed on 1 July 2008 in the circular.

(2) Based on CCT unit closing price of S$1.31 as at 30 September 2008

(3) Based on CCT unit closing price of S$2.84 as at 28 September 2007

CapitaCommercial Trust

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YTD Sep 08 DPU Up 30.1% Y-O-Y and 4% Against Forecast

	Actual			Forecast[1]
	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %	YTD Sep 08 S$'000
Gross Revenue	238,121	178,050	33.7	234,976
Net Property Income	167,862	129,595	29.5	165,458
Distributable Income	115,083	88,080	30.7	88,184
Distribution Per Unit	**8.29¢**	**6.37¢**	**30.1**	**7.96¢**
Annualised DPU	11.07¢	8.52¢	29.9	10.63¢
Distribution Yield	8.45%[2]	3.00%[3]	NM	8.11% [2]

Notes:

(1) The forecast is based on management's forecast shown in the circular to unitholders dated 9 June 2008 for the period 1 January 2008 to 30 September 2008 and adjusted for the actual date of 1 George Street acquisition on 11 July 2008. The acquisition of 1 George Street was assumed to be completed on 1 July 2008 in the circular.

(2) Based on CCT unit closing price of S$1.31 as at 30 September 2008

(3) Based on CCT unit closing price of S$2.84 as at 28 September 2007

CapitaCommercial Trust

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Delivering Higher DPU Year-on-Year

Distribution yield based on 2009 Projected DPU and closing price per unit on 22 October 2008 of S$1.02: 10.9%



16.3%
22.0%
18.7%
7.6%
7.8%
6.32¢
6.81¢
7.33¢
8.70¢
10.61¢ (2)
12.34¢
8.29¢ - YTD Actual DPU
15 May to 31 Dec 2004 (annualised)
FY 2005
FY 2006
FY 2007
Forecast FY 2008(1)
Projection Year 2009(1)

Notes:

(1) The forecast and the accompanying assumptions for the Forecast FY 2008 and Projection Year FY 2009 are found in the circular to unitholders dated 9 June 2008 for the proposed acquisition of 1 George Street. Forecast FY2008 assumes 1 George Street acquisition is completed by 1 July 2008.

(2) The DPU of 10.61 cents is derived from the forecast for Existing Portfolio for the first half of 2008 and the forecast for the Enlarged Portfolio for the second half of 2008.

CapitaCommercial Trust

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Total Assets at S$7.0B, Adj. NAV at S$3.11

	30 Sep 08 S$'000	31 Dec 07 S$'000	Remarks
Non-current assets	6,928,088	5,238,359	Increase mainly due to acquisition of 1 George Street of S$1,165 mil and increase in fair value of investment properties of S$445.6 mil
Current assets	84,673	40,374	Increase due to increase in cash
Total assets	**7,012,761**	**5,278,733**	
Current liabilities	752,910	220,725	Increase due to the reclassification of the S$580 mil CMBS due in Mar 09 from non-current liabilities to current liabilities
Non-current liabilities	1,877,091	1,120,386	Increase due to additional borrowings of S$1.2 bil for the acquisition of 1 George Street , as well as S$85 mill 2-year MTN issued, and reduced by the reclassification of S$580 million CMBS
Net assets	**4,382,760**	**3,937,622**	
Unitholders' funds	**4,382,760**	**3,937,622**	
NAV per unit	**3.15**	**2.84**	
Adjusted NAV(1) per unit	**3.11**	**2.80**	
On a fully diluted basis(2)			
NAV per unit	**3.01**	**2.84**	
Adjusted NAV per unit	**2.94**	**2.80**	

Notes:
(1) Assuming the distribution income has been paid out to the unitholders
(2) Assuming full conversion of Convertible Bonds to units at the end of the period

CapitaCommercial Trust

Proactive Capital Management

CapitaCommercial Trust

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Raised S$1.36 billion of Debt in 2008 Under Tough Market Conditions

Date	Amt Raised	Tenure and Rates	Type of Borrowings	Remarks
Jan 2008	S$100 mil	3 yrs @ 3.15%	Medium Term Notes	For Wilkie Edge
Mar 2008	S$150 mil	2 yrs @ 3.05%	Medium Term Notes	For 1 George St acquisition
Apr/May 2008	S$370 mil	5 yrs @ 2% coupon; YTM: 3.95%	Convertible Bonds	For 1 George St acquisition
Jul 2008	S$650 mil	2 yrs (fixed rate at 2.86% till 12 Jan 2009)	Secured Term Loan	The assumed interest cost in CCT's unitholder circular dated 9 June 2008 is 4.8%. All-in interest rate for 11 Jul 08 to 12 Jan 09: 2.86%.
Aug 2008	S$85 mil	2 yrs @ 3.85%	Medium Term Notes	For Wilkie Edge
Total	**S$1,355 mil**			

CapitaCommercial Trust

Healthy Financial Ratios and Prudent Gearing

	As at 30 Sep 08	As at 30 Jun 08	As at 31 Dec 07
Total debt (S$'mil)	**2,543.8**	1,837.2	1,261.7
Gearing ratio(1)	**36.3%**	29.1%	23.9%
Interest service coverage ratio(2)	**3.1 times**	3.5 times	3.3 times
Average cost of debt	**3.6%**	3.7%	3.9%
Average fixed rate term to expiry(3)	**2.7 years**	3.3 years	3.3 years

Notes:
(1) Ratio of borrowings of CCT Trust and RCS Trust (60%) over total deposited properties of CCT Trust and RCS Trust (60%)
(2) Ratio of net investment income before interest and tax of CCT Trust and RCS Trust (60%) over interest expenses of CCT Trust and RCS Trust (60%)
(3) Average fixed rate term to expiry of CCT Trust and RCS Trust,

CapitaCommercial Trust

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Debt Maturity Profile


Refinancing will be finalised well ahead of maturity
26%
35%
25%
S$580m
CCT - CMBS
(23%)
S$76m
CCT - short term loan (3%)
S$650m
CCT - 2-year committed secured term loan¹
(26%)
S$235m
CCT- MTN
(9%)
S$520m
RCS - CMBS
(20%)
S$100m
S$13 m RCS - short term loan (0.5%)
CCT- MTN
(4%)
CCT - Convertible Bonds
(14%)
S$370m
2008
2009
2010
2011
2012
2013

Note:

(1) The secured term loan was drawndown for the acquisition of 1 George Street on 11 July 2008.

CapitaCommercial Trust

No Risk of Interest Rate Exposure as 100% is Fixed for 2008

Objective is to keep at least 80% of interest cost fixed



Fixed interest cost will increase to 89% when interest for the S$650 mil term loan is re-fixed in Jan 2009.
100%
89%
66%
54%
29%
29%
2008
2009
2010
2011
2012

CapitaCommercial Trust

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Robust Portfolio Growth

CapitaCommercial Trust

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Increase in Office Component Income Contribution to 69% from 63%

CCT's focus is owning and investing in real estate and real estate-related assets, which are income-producing and used, or predominantly used, for commercial purposes

Major usage mix for CCT properties
By Monthly Gross Rental Income (for the month of September 2008)



Office
68.6%
Hotels &
Convention
Centre
12.5%
Retail(1)
18.9%

Note:
(1) Excludes retail turnover rent

CapitaCommercial Trust

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Portfolio Diversification with Focus on Quality

About 80% of Net Property Income[1] contribution from Grade A assets and Raffles City



Golden Shoe Car Park, 3.5%
Market Street Car Park, 1.4%
Bugis Village, 3.5%
Robinson Point, 2.9%
Starhub Centre, 4.4%
HSBC Building, 3.7%
Capital Tower, 12.9%
6 Battery Road, 24.7%
1 George Street,(3) 6.6%
Raffles City,(2) 36.4%

Notes:
(1) For the period of 1 Jan 2008 to 30 Sep 2008
(2) Represents CCT's interest of 60.0% in Raffles City
(3) Represents contribution from 1 George Street from 11 Jul 2008 to 30 Sep 2008

CapitaCommercial Trust

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Diverse Business Constituents[1] in CCT's Portfolio


Car Park Income, 2.6%
Department Store, 2.1%
Education, 1.6%
Legal, 3.7%
Real Estate & Property Services, 4.2%
Government & Government Linked Office, 5.5%
Fashion, 7.1%
Food & Beverage, 6.5%
Others[2], 10.4%
Energy, Business Consultancy, IT & Telecommunications, 8.7%
Hospitality, 12.4%
Banking, Insurance & Financial Services, 35.3%

Notes:
(1) Based on monthly gross rental income for the month of Sep 2008 for the portfolio including car park income from Golden Shoe Car Park and Market Street Car Park
(2) Consists of other minor retail and office trades

CapitaCommercial Trust

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- 53% of Gross Rental Income Contributed by Top Ten Blue-Chip Tenants(1)

Weighted Average Lease Term to Expiry (by Floor Area) for Top 10 Tenants = 6.7 years



12.5%
11.5%
9.9%
4.8%
3.7%
2.6%
2.7%
2.0%
2.0%
1.4%
RC Hotels (Pte) Ltd
Standard Chartered Bank
JPMorgan Chase Bank, N.A.
Government of Singapore Investment Corporation Private Limited
Nomura Singapore Limited
CapitaLand Group
The Hongkong and Shanghai Banking Corporation Limited
WongPartnership LLP
Robinson & Company (Singapore) Private Limited
Cisco System (USA) Pte. Ltd.

Note:
(1) Based on committed gross rental income (excluding retail turnover rent) for the month of September 2008

CapitaCommercial Trust

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Committed Occupancy Consistently Above Market

CCT's Committed Occupancy Since Inception


120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
98.9%
92.2%
2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q
2004 2005 2006 2007 2008
CCT Occupancy Rate
URA Occupancy Index(1)

Note:

(1) URA has not released Occupancy Index figure for 3Q 2008

CapitaCommercial Trust

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Balanced Portfolio Lease Expiries

Leases up for Renewal (by Gross Rental Income) as at 30 Sep 2008


1.3%
10%
2.2%
0.8%
11.2%
6.7%
18.0%
8.0%
19.0%
2.9%
19.1%
0.6%
12.5%
2008
2009
2010
2011
2012 and Beyond
Office(1)
Retail (2)
Hotels and Convention Centre (3)
Leases Renewed from 1 Jan to 30 Sep 2008

Notes:
(1) Inclusive of 1 George Street
(2) Excludes retail turnover rent
(3) The hotels and convention centre master lease of Raffles City is on a 20 year lease commencing from 7 Nov 1996

CapitaCommercial Trust

Most of 2008's Office Expiries Have Been Renewed

Office Leases up for Renewal[1] (by Gross Rental Income) as at 30 Sep 2008



1.9%
14%
16.3%
26.3%
27.7%
27.8%
2008
2009
2010
2011
2012 and Beyond
Leases Renewed from 1 Jan to 30 Sep 2008

Note:
(1) Inclusive of 1 George Street

CapitaCommercial Trust

CCT's Office Properties Are Significantly Under-rented Compared to Market Rents


S$ psf pm
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
18.65
18.80
18.80
16.00
16.10
16.10
5.98
6.75
7.20
1Q 2008
2Q 2008
3Q 2008
CCT Office Portfolio(1)
Prime Office Rent(2)
Grade A Office Rent(2)

Notes:
(1) Average passing rent for CCT's office portfolio . 1 George Street is included in CCT's portfolio for 3Q 2008 only
(2) Extracted from CBRE's press release "Office Rents Plateau as Occupancy Levels Ease in the Quarter" dated 2 Oct 2008

CapitaCommercial Trust

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Upside Potential from Contracted Rental Rate

Average Gross Rental Rate of Expiring Leases[1] vs. Current Micro-Market Rent[2]



Capital Tower
Micro-Market Rent: S$11.00 psf pm
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
3%
$4.07
4%
$6.15
45%
$5.55
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



6 Battery Road
Micro-Market Rent: S$18.30 psf pm
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
1%
$9.65
13%
$7.69
15%
$11.76
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



One George Street
Micro-Market Rent: S$18.30 psf pm2
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
1%
$5.07
28%
$6.64
30%
$5.86
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)



Raffles City Tower
Micro-Market Rent: S$11.60 psf pm
60%
40%
20%
0%
$20.00
$16.00
$12.00
$8.00
$4.00
$-
0.3%
$8.20
44.4%
$5.69
42.6%
$9.62
2008
2009
2010
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:

(1) Lease expiry by gross rental income as at 30 Sep 2008

(2) Estimated average micro-market rent as at 31 Aug 2008. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space (Source: CBRE)

CapitaCommercial Trust

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About 70% of 2009's Forecast Gross Rental[1] Have Been Committed



100%
74%
100%
80%
60%
40%
20%
0%
2008
2009

Note:

(1) Based on the Forecast Gross Rental Income for the enlarged portfolio, published in CCT's circular to unitholders dated 9 June 2008

CapitaCommercial Trust

Office Market Outlook

CapitaCommercial Trust

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Singapore Has Only 6.7 mil sq ft of Grade A Office


Outside of Central Region
2.2
4%
Fringe Area
11.1
20%
Area in sq ft (mil)
Downtown Core
27.5
49%
Rest of Central Area
10.9
19%
Orchard Rd
4.3
8%
Grade A Office, 6.7 mil sq ft
Non-Grade A Office, 20.8 mil sq ft

- **Singapore's Total Office Stock: 71 mil sq ft**
- **Total Private Office Stock: 56 mil sq ft (79%)**

Source: CBRE, May 2008.
Note: Downtown Core covers Raffles Place, Marina Centre, Shenton Way and Marina Bay

CapitaCommercial Trust

Average Annual Supply of 2 mil sq ft (2008 – 2012) is Lower Than Historical Average

Singapore Private Office Space (Central Area) -- Demand & Supply



Office Space (mil sq ft)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase('93-'97) =2.1 mil sq ft
Ave annual supply = 1.8 mil sq ft
Ave annual annual demand =1.6 mil sq ft
Post-Asian financial crisis and SARs-weak demand &
Remaking of Singapore as global city
Ave annual supply = 2 mil sq ft
Projected annual demand = 1.6 mil sqft (CBRE)
0.9
1.5
2.7
2.6
2.4
supply forecast & projected take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'
Source: URA, CBRE & CapitaLand Research (July 2008)

CapitaCommercial Trust

About 61% of MBFC (Ph 1 & 2) pre-committed 2 years ahead of buildings' completion

Key Financial Institutions in Marina Bay Financial Centre

Company	NLA (sqft)	Comments
Standard Chartered	508,298	85% or 24 floors in Tower 1
Natixis	65,000	3 floors in Tower 1
Wellington Inv Mgt	21,000	1 floor in Tower 1
Amex	50,000	2 floors in Tower 2
Barclays	100,000	4 floors in Tower 2
Pictet	25,000	Occupy Tower 2
Icap	35,000	Occupy Tower 2
BHP Billiton	142,000	7 floors in Tower 2
Macquarie	74,000	3 floors in Tower 2
Murex	25,000	Occupy Tower 2
Others	142,498	-
DBS	700,000	22 floors in Tower 3

Standard Chartered to Others: 65.6% of MBFC Phase 1 committed
- Tower 1 (100%)
- Tower 2 (45%)

DBS: 55% of MBFC Phase 2 (Tower 3) committed

Total NLA for Phases 1 and 2 is 2.92 million sq ft

Sources: MBFC (Sept 2008); BNP Paribas estimates and DTZ report in CCT's Unitholder Circular dated 9 June 2008

CapitaCommercial Trust

Office Rents Remained Stable in Q3 2008

Q3 2008 Grade A vacancy is about 1.2%



20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
(S$ per sq ft per month)
7.50
7.71
6.30
6.43
5.00
5.35
4.00
4.55
4.40
4.62
5.20
5.70
7.81
8.73
15.00
17.15
16.10
18.80
2000
2001
2002
2003
2004
2005
2006
2007
Q32008
Prime
Grade A

Source: Extracted from the independent property market review by CBRE in the Unitholder Circular dated 9 June 2008 and CBRE MarketView, October 2008

CapitaCommercial Trust

Summary

CapitaCommercial Trust

Summary

- ☑ Delivered solid YTD 2008 DPU of 8.29 cents
- ☑ Higher gross rental income from rental reversions and addition of 1 George Street underpin 3Q 2008 net property income
- ☑ DPU yield of 10.9% based on 2009 forecast DPU is 810 basis points above current 10-year government bond yield of 2.8%
- ☑ CCT's office portfolio average rent of S$7.20 per sq ft per month is still significantly below market rental level
- ☑ Already locked in 100% and 74% of forecast gross rental income for 2008 and 2009 respectively
- ☑ Committed portfolio occupancy of 99%
- ☑ Refinancing for S$580 million CMBS maturing next year expected to be finalised ahead of the maturity date

CapitaCommercial Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

For enquiries, please contact:
Ms Ho Mei Peng
Head, Investor Relations & Communications
Direct: (65) 6826 5586
Email: ho.meipeng@capitaland.com

CapitaCommercial Trust

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Supplementary Slides

CapitaCommercial Trust

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3Q 08 Gross Revenue - By Asset

	Actual			Forecast [1]
	3Q 08 S$'000	3Q 07 S$'000	Change %	3Q 08 S$'000
Capital Tower	**12,309**	10,968	12.2	12,191
6 Battery Road	**20,429**	9,712	110.3	19,994
HSBC Building	**2,254**	2,184	3.2	2,254
Starhub Centre	**4,532**	3,358	35.0	4,514
Robinson Point	**3,313**	1,819	82.1	3,106
Bugis Village	**2,454**	2,335	5.1	2,439
Golden Shoe Car Park	**2,783**	2,596	7.2	2,745
Market Street Car Park	**1,269**	1,749	(27.4)	783
One George Street	**14,322**	-	NM	14,322
Sub-Total	**63,665**	34,721	83.4	62,348
60% Interest in RCS	**28,871**	25,005	15.5	28,506
Gross Revenue	**92,536**	59,726	54.9	90,854

Note:
(1) The forecast is based on management's forecast shown in the Circular dated 9 June 2008 for the acquisition of 1 George Street for the period 1 January 2008 to 30 September 2008 and adjusted for the actual date of acquisition of 1 George Street on 11 July 2008. The acquisition of 1 George Street was assumed to be completed on 1 July 2008 in the Circular.

CapitaCommercial Trust

3Q 08 Net Property Income - By Asset

	Actual			Forecast [1]
	3Q 08 S$'000	3Q 07 S$'000	Change %	3Q 08 S$'000
Capital Tower	**7,146**	7,071	1.1	7,065
6 Battery Road	**15,750**	6,808	131.3	15,679
HSBC Building	**2,233**	2,169	3.0	2,232
Starhub Centre	**3,016**	2,522	19.6	2,981
Robinson Point	**2,419**	1,225	97.5	2,219
Bugis Village	**1,934**	1,844	4.9	1,898
Golden Shoe Car Park	**1,967**	1,935	1.7	1,944
Market Street Car Park	**784**	1,275	(38.5)	343
One George Street	**11,093**	-	NM	11,093
Sub-Total	46,342	24,849	86.5	45,454
60% Interest in RCS	**20,370**	17,648	15.4	20,299
Net Property Income	66,712	42,497	57.0	65,753

Note:
(1) The forecast is based on management's forecast shown in the circular to unitholders dated 9 June 2008 for the acquisition of 1 George Street for the period 1 January 2008 to 30 September 2008 and adjusted for the actual date of acquisition of 1 George Street on 11 July 2008. The acquisition of 1 George Street was assumed to be completed on 1 July 2008 in the circular.

CapitaCommercial Trust

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Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2008 07:32:15
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Presentation Slides - Raffles City Singapore Year-To-Date September 2008 Results"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.RCS.Slides.Results.23Oct08.pdf Total size = **149K** (2048K size limit recommended)

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Raffles City Singapore

23 October 2008

CapitaCommercial Trust

CapitaMall Trust

Performance of RCS Trust – YTD 2008

	CCT's 60% Interest				RCS Trust
	Actual			Forecast [1]	Actual
	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %	YTD Sep 08 S$'000	YTD Sep 08 S$'000
Gross Revenue	**86,294**	**73,337**	**17.7**	**85,166**	**143,823**
- Office	13,770	11,570	19.0	13,684	22,950
- Retail	36,409	29,025	25.4	36,386	60,681
- Hotel	32,834	30,187	8.8	32,402	54,723
- Others	3,281	2,555	28.4	2,694	5,469
Net Property Income	**61,109**	**52,823**	**15.7**	**60,840**	**101,849**

Note:
1. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaMall Trust ("CMT") on 9 June 2008.

CapitaCommercial Trust

CapitaMall Trust

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Diverse Sector Mix

Sector Mix for RCS by Gross Rental Income[1]


Others, 3.8%
Office, 16.0%
Hotels & Convention Centre, 38.0%
Retail, 42.2%

Note:
1. For the period of 1 Jan 2008 to 30 Sep 2008

Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2008 to 30 Sep 2008

	Renewed/New Leases as at 30 Sep 2008	Increase in Rental vs		Committed Occupancy as at 30 Sep 2008
		Forecast [1] Rent	Preceding Rent	
Raffles City Tower	3,634 sq m (5.0%)	39.3%	289.9%	98.9%
Raffles City Shopping Centre	3,915 sq m (5.4%)	8.1%	13.9%	100.0%

Note:
1. Based on the manager's forecast and assumptions as shown in the joint announcement by CCT and CMT on 9 June 2008

CapitaCommercial Trust

CapitaMall Trust

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Shopper Traffic Grew 15% in 2008 vs 2007 Over The Same Period



Million
No of Shoppers
3.5
3
2.5
2
1.5
1
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2007
2008

CapitaCommercial Trust

CapitaMall Trust

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Tenants' Retail Sales[1] Grew 7.6% in 2008 vs 2007 Over The Same Period

Period	Sales ($/psf/month)	% Increase
Jan 2007 to Aug 2007	79	7.6% y-o-y
Jan 2008 to Aug 2008	85	

Note:
1 Includes 75 tenants with complete GTO information available for the period 1 January 2007 to 31 August 2007 and 1 January 2008 to 31 August 2008.

Lease Expiry Profile – Raffles City Tower

Leases up for Renewal as a % of Gross Rental Income as at 30 Sep 2008


0.4%
44.3%
42.5%
10.6%
2.2%
2008
2009
2010
2011
2012 and beyond

Weighted Average Expiry by Gross Rental Income	1.3 Years

CapitaCommercial Trust

CapitaMall Trust

Lease Expiry Profile – Raffles City Shopping Centre

Leases up for Renewal as a % of Gross Rental Income[1] as at 30 Sep 2008



47.6%
28.6%
15.6%
3.8%
4.4%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by Gross Rental Income	1.65 Years

CapitaCommercial Trust

Note:
1. Excludes retail turnover rent

CapitaMall Trust

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Above 70% of 2009's Forecast Gross Rental[1] Has Been Committed


100%
80%
60%
40%
20%
0%
97%
73%
2008
2009

Note:
1. Excluding variable components that have not been realised , such as turnover rent and hotel service charge. Based on the manager's forecast and assumptions as shown in the joint announcement by CCT and CMT on 9 June 2008

CapitaCommercial Trust

CapitaMall Trust

Top 10 Tenants[1] – Raffles City Tower

Tenant	% of Gross Rental Income
Economic Development Board	19.9%
Accenture Pte Ltd	10.8%
Phillip Securities Pte Ltd	9.2%
AAPC Hotels Management Pte. Ltd.	3.5%
Raffles International Limited	3.3%
Chinaoil (Singapore) Int'l Pte Ltd	3.2%
Lyondell South Asia Pte Ltd	3.0%
Total Trading Asia Pte. Ltd.	2.7%
Orix Investment & Management Private Limited	2.6%
LVMH Watch & Jewellery Singapore Pte Ltd	2.2%
Top 10 Tenants	**60.4%**
Other Tenants	39.6%
Total	**100.0%**

Note:
1. Based on committed gross rental income for the month of Sep 2008

Top 10 Tenants[1] – Raffles City Shopping Centre

Tenant	% of Gross Rental Income
Robinson & Company (Singapore) Private Limited	13.9%
Wing Tai Retail Pte. Ltd.	4.9%
Ossia International Limited	3.2%
Jay Gee Enterprises (Pte) Ltd	2.8%
Cold Storage Singapore (1983) Pte Ltd	2.5%
Esprit Retail Pte Ltd	2.4%
DBS Bank Ltd.	2.0%
Food Junction Management Pte Ltd	2.0%
ThaiExpress Concepts Pte. Ltd.	2.0%
The Looking Glass Pte. Limited	1.9%
Top 10 Tenants	**37.6%**
Other Tenants	62.4%
TOTAL	**100.0%**

Note:
1. Based on committed gross rental income (excluding retail turnover rent) for the month of Sep 2008

Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 30 Sep 2008



Real Estate & Property Services, 10.6%
Telecommunications, 0.3%
Banking, Insurance & Financial Services, 25.0%
Business Management/Consultancy Services/Business Activities, 1.9%
Government & Government Linked Office, 23.3%
IT Services & Consultancy/Internet Trading, 13.8%
Others, 25.1%

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Trade Mix
– Raffles City Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income as at 30 Sep 2008


Food & Beverage/ Food Court, 22.1%
Department Store, 14.0%
Educational/Services, 9.6%
Books/Gifts & Specialty/Hobbies/Toys, 4.9%
Supermarket, 2.5%
Leisure and Entertainment/Sports & Fitness, 2.1%
Home Furnishings, 0.8%
Electronics, 0.6%
Fashion, 43.4%

CapitaCommercial Trust

CapitaMall Trust

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Thank You

For enquiries, please contact:
HO Mei Peng
Head, Investor Relations & Communications
Tel : (65)-6826 5586
Fax : (65)-6533 6133
Email: ho.meipeng@capitaland.com
http://www.cct.com.sg

CapitaCommercial Trust

CapitaMall Trust

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Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Oct-2008 07:37:52
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Presentation Slides - Raffles City Singapore - Year To Date September 2008 Financial Results"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT.RCS.Slides.23Oct08.pdf Total size = **164K** (2048K size limit recommended)

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Raffles City Singapore

23 October 2008

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

Performance of RCS Trust 1 Jan 2008 – 30 Sep 2008

	CMT's 40% Interest				RCS Trust
	Actual			Forecast [1]	Actual
	YTD Sep 08 S$'000	YTD Sep 07 S$'000	Change %	YTD Sep 08 S$'000	YTD Sep 08 S$'000
Gross Revenue	**57,529**	**48,891**	**17.7**	**56,777**	**143,823**
- Retail	24,272	19,350	25.4	24,258	60,681
- Office	9,180	7,713	19.0	9,123	22,950
- Hotel	21,889	20,124	8.8	21,601	54,723
- Others	2,188	1,704	28.4	1,795	5,469
Net Property Income	**40,740**	**35,215**	**15.7**	**40,560**	**101,849**

Note:
1. The forecast for RCS Trust is based on the forecast shown in the joint announcement with CapitaCommercial Trust ("CCT") on 9 June 2008.

CapitaCommercial Trust

CapitaMall Trust

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Diverse Sector Mix

Sector Mix for RCS by Gross Rental Income[1]


Others, 3.8%
Office, 16.0%
Hotels & Convention Centre, 38.0%
Retail, 42.2%

(1) For the period of 1 Jan 2008 to 30 Sep 2008

Occupancy and Renewals/New Leases

Renewals and New Leases Committed from 1 Jan 2008 to 30 Sep 2008

	Renewed/New Leases as at 30 Sep 2008	Increase in Rental vs		Committed Occupancy as at 30 Sep 2008
		Forecast [1] Rent	Preceding Rent	
Raffles City Tower	3,634 sq m (5.0%)	39.3%	289.9%	98.9%
Raffles City Shopping Centre	3,915 sq m (5.4%)	8.1%	13.9%	100.0%

Note:
1. Based on the manager's forecast and assumptions as shown in the joint announcement by CCT and CMT on 9 June 2008

CapitaCommercial Trust

CapitaMall Trust

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Shopper Traffic Grew 15% in 2008 vs 2007 Over The Same Period



Million
No of Shoppers
3.5
3
2.5
2
1.5
1
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2007
2008

CapitaCommercial Trust

CapitaMall Trust

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Tenants' Retail Sales[1] Grew 7.6% in 2008 vs 2007 Over The Same Period

Period	Sales ($/psf/month)	% Increase
Jan 2007 to Aug 2007	79	7.6% y-o-y
Jan 2008 to Aug 2008	85	

Note:
1 Includes 75 tenants with complete GTO information available for the period 1 January 2007 to 31 August 2007 and 1 January 2008 to 31 August 2008.

Lease Expiry Profile – Raffles City Tower

Leases up for Renewal as a % of Gross Rental Income as at 30 Sep 2008



0.4%
44.3%
42.5%
10.6%
2.2%
2008
2009
2010
2011
2012 and beyond

Weighted Average Expiry by Gross Rental Income	1.3 Years

Lease Expiry Profile
– Raffles City Shopping Centre

Leases up for Renewal as a % of Gross Rental Income[1] as at 30 Sep 2008



3.8%
28.6%
47.6%
15.6%
4.4%
2008
2009
2010
2011
2012 and Beyond

Weighted Average Expiry by Gross Rental Income	**1.65 Years**

CapitaCommercial Trust

Note:
1. Excludes retail turnover rent

CapitaMall Trust

82 - 4507

Above 70% of 2009's Forecast Gross Rental[1] Has Been Committed



100%
80%
60%
40%
20%
0%
97%
73%
2008
2009

Note:

1. Excluding variable components that have not been realised, such as turnover rent and hotel service charge. Based on the manager's forecast and assumptions as shown in the joint announcement by CCT and CMT on 9 June 2008

CapitaCommercial Trust

CapitaMall Trust

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Top 10 Tenants[1] – Raffles City Tower

Tenant	% of Gross Rental Income
Economic Development Board	19.9%
Accenture Pte Ltd	10.8%
Phillip Securities Pte Ltd	9.2%
AAPC Hotels Management Pte. Ltd.	3.5%
Raffles International Limited	3.3%
Chinaoil (Singapore) Int'l Pte Ltd	3.2%
Lyondell South Asia Pte Ltd	3.0%
Total Trading Asia Pte. Ltd.	2.7%
Orix Investment & Management Private Limited	2.6%
LVMH Watch & Jewellery Singapore Pte Ltd	2.2%
Top 10 Tenants	**60.4%**
Other Tenants	39.6%
Total	**100.0%**

Note:
1. Based on committed gross rental income for the month of Sep 2008

Top 10 Tenants[1] – Raffles City Shopping Centre

Tenant	% of Gross Rental Income
Robinson & Company (Singapore) Private Limited	13.9%
Wing Tai Retail Pte. Ltd.	4.9%
Ossia International Limited	3.2%
Jay Gee Enterprises (Pte) Ltd	2.8%
Cold Storage Singapore (1983) Pte Ltd	2.5%
Esprit Retail Pte Ltd	2.4%
DBS Bank Ltd.	2.0%
Food Junction Management Pte Ltd	2.0%
ThaiExpress Concepts Pte. Ltd.	2.0%
The Looking Glass Pte. Limited	1.9%
Top 10 Tenants	**37.6%**
Other Tenants	62.4%
TOTAL	**100.0%**

Note:
1. Based on committed gross rental income (excluding retail turnover rent) for the month of Sep 2008

Trade Mix
– Raffles City Tower

Tenant Business Sector Analysis by Gross Rental Income as at 30 Sep 2008



Real Estate & Property Services, 10.6%
Telecommunications, 0.3%
Banking, Insurance & Financial Services, 25.0%
Business Management/Consultancy Services/Business Activities, 1.9%
Government & Government Linked Office, 23.3%
IT Services & Consultancy/Internet Trading, 13.8%
Others, 25.1%

CapitaCommercial Trust

CapitaMall Trust

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Trade Mix
– Raffles City Shopping Centre

Tenant Business Sector Analysis by Gross Rental Income as at 30 Sep 2008


Food & Beverage/ Food Court, 22.1%
Department Store, 14.0%
Educational/Services, 9.6%
Books/Gifts & Specialty/Hobbies/Toys, 4.9%
Supermarket, 2.5%
Leisure and Entertainment/Sports & Fitness, 2.1%
Home Furnishings, 0.8%
Electronics, 0.6%
Fashion, 43.4%

CapitaCommercial Trust

CapitaMall Trust

Thank You

For enquiries, please contact:
TONG Ka-Pin (Ms)
Head, Investor Relations & Corporate Communications
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com
http://www.capitamall.com

CapitaCommercial Trust

CapitaMall Trust

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE ASCOTT CAPITAL PTE LTD'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$65 Million Floating Rate Notes Due 2010 issued under the S$1 Billion Multicurrency Medium Term Note Programme of its indirect wholly-owned subsidiary, The Ascott Capital Pte Ltd:

Principal Amount of Notes:		S$65 Million
Interest Period	:	From 28 April 2008 to 28 October 2008
Interest Rate	:	2.02772% per annum
Interest Amount	:	S$2,541.59 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	:	28 October 2008
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
24 October 2008

82 - 4507

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN REGISTERED CAPITAL OF INDIRECT SUBSIDIARY BEIJING RISING HARMONY REAL ESTATE DEVELOPMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, Beijing Rising Harmony Real Estate Development Co., Ltd. ("Beijing Rising Harmony") has increased its registered capital from RMB10 million (approximately S$2.1 million) to RMB500 million (approximately S$104.7 million) (the "Share Increase").

The Share Increase is by way of cash injections by CapitaLand (Tianjin) Co., Ltd. ("CapitaLand Tianjin"), an indirect subsidiary of CapitaLand, and other existing shareholders of Beijing Rising Harmony, parties unrelated to CapitaLand, in proportion to their respective shareholdings in Beijing Rising Harmony.

CapitaLand owns 80% of CapitaLand Tianjin which in turn holds 90% of the registered capital of Beijing Rising Harmony. Following the Share Increase, CapitaLand's effective interest in Beijing Rising Harmony remains unchanged at 72%.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
24 October 2008

82 - 4507

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	29-Oct-2008 07:28:30
Announcement No.	00007

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "(1) 2008 third quarter unaudited financial statement and distribution announcement; and (2) CRCT's third quarter 2008 distribution exceeds forecast by 10.5%"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust, has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by CRCTML on the SGX website www.sgx.com.
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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST
2008 THIRD QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

82 - 4507

Summary of CRCT Results

	5 Feb to 30 Sep 2008			1 Jul to 30 Sep 2008			YTD 2008
	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000	Forecast [1] S$'000	Change %	Actual S$'000
Gross Revenue	70,583	71,702	(1.6)	28,300	29,134	(2.9)	77,575
Net Property Income	44,771	44,816	(0.1)	18,143	18,178	(0.2)	49,023
Income available for [2] Distribution	29,278	26,608	10.0	12,445	11,259	10.5	31,780
Distribution Per Unit ("DPU") (cents)							
For the period	4.73	4.30	10.0	2.01	1.82	10.5	5.26
Annualised	7.24	6.58	10.0	8.01	7.25	10.5	7.02

	5 Feb to 30 Sep 2008			1 Jul to 30 Sep 2008			YTD 2008
	Actual RMB'000	Forecast [1] RMB'000	Change %	Actual RMB'000	Forecast [1] RMB'000	Change %	Actual RMB'000
Gross Revenue	355,661	362,126	(1.8)	140,336	147,141	(4.6)	391,017
Net Property Income	225,600	226,334	(0.3)	89,999	91,806	(2.0)	247,106

Footnotes:

1. *The forecast is based on the forecast set out in CRCT Offer Information Statement ("OIS") dated 25 January 2008.*
2. *Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008 distributable income, so as to help negate any fluctuating income flow in the Fourth Quarter 2008, thereby providing Unitholders with stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008 distributable income, CRCT has retained $1.3 million of its year-to-date distributable income. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the OIS, please refer to paragraph 9 of this announcement.

INTRODUCTION

CapitaRetail China Trust ("CRCT") was established as a private trust on 23 October 2006 under a trust deed entered into between CapitaRetail China Trust Management Limited (as manager of CRCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CRCT) (the "Trustee"), and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") on 8 December 2006.

CRCT is a Singapore-based real estate investment trust ("REIT") established with the investment objective of investing on a long term basis in real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

As at 30 September 2008, CRCT owns and invests in a portfolio of eight retail mall properties located in five key cities of China. The Properties are Xizhimen Mall, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Saihan Mall (previously known as Jinyu Mall) in Huhehaote, and 51% interest in Xinwu Mall in Wuhu.

1(a)(i) **Statement of Total Return For the Group (3Q 2008 vs 3Q 2007)**

	Group		
	3Q 2008 [1] S$'000	3Q 2007 [1] S$'000	% Change
Gross rental income	27,381	18,705	46.4
Other income	919	308	198.4
Gross revenue	**28,300**	**19,013**	**48.8**
Land rental	(1,095)	(1,090)	0.5
Property related tax	(1,923)	(999)	92.5
Business tax	(1,450)	(931)	55.7
Property management fees	(1,046)	(705)	48.4
Other property operating expenses [2]	(4,643)	(3,548)	30.9
Total property operating expenses	**(10,157)**	**(7,273)**	**39.7**
Net property income	**18,143**	**11,740**	**54.5**
Manager's management fees	(1,490)	(1,021)	45.9
Trustee's fees	(58)	(45)	28.9
Other trust operating expenses	(400)	(267)	49.8
Interest income	156	421	(62.9)
Foreign exchange loss – realised	(170)	(29)	486.2
Finance costs	(1,479)	(1,794)	(17.6)
Total return before change in fair value of financial derivatives, investment properties and unrealised foreign exchange gain/(loss)	**14,702**	**9,005**	**63.3**
Change in fair value of financial derivatives	1,417	(1,960)	N.M.
Change in fair value of investment properties	-	27,426	N.M.
Foreign exchange gain/(loss) – unrealised	423	(37)	N.M.
Total return before taxation	**16,542**	**34,434**	**(52.0)**
Taxation	(3,110)	(16,656)	(81.3)
Total return for the period after taxation	**13,432**	**17,778**	**(24.4)**
Minority interest	(73)	(5)	1,360.0
Total return for the period attributable to Unitholders before distribution	**13,359**	**17,773**	**(24.8)**

Footnotes:

1. *The Group's results for 3Q 2008 includes the consolidated results of Xizhimen Mall, acquired on 5 February 2008 and the 7 properties acquired during the Initial Public Offering ("IPO") exercise on 8 December 2006, namely Anzhen Mall, Jiulong Mall and Wangjing Mall in Beijing, Qibao Mall in Shanghai, Saihan Mall in Huhehaote, Zhengzhou Mall in Zhengzhou and 51% interest in Wuhu ("The Initial Properties").*
   The Group's results for 3Q 2007 comprise only the Initial Properties.

2. *Included as part of the other property operating expenses are the following:*

	Group		
	3Q 2008 S$'000	3Q 2007 S$'000	% Change
Depreciation and amortisation	(251)	(90)	178.9
Allowance for doubtful receivables	-	(261)	N.M.
Doubtful receivables recovered	37	-	N.M.

N.M. – not meaningful

1(a)(i) **Statement of Total Return (YTD 2008 vs YTD 2007)**

	Group		
	YTD 2008 [1] S$'000	YTD 2007 [1] S$'000	% Change
Gross rental income	75,139	52,430	43.3
Other income	2,436	1,505	61.9
Gross revenue	**77,575**	**53,935**	**43.8**
Land rental	(3,226)	(3,210)	0.5
Property related tax	(5,628)	(2,777)	102.7
Business tax	(3,919)	(2,679)	46.3
Property management fees	(2,811)	(2,022)	39.0
Other property operating expenses [2]	(12,968)	(8,381)	54.7
Total property operating expenses	**(28,552)**	**(19,069)**	**49.7**
Net property income	**49,023**	**34,866**	**40.6**
Manager's management fees	(4,136)	(2,891)	43.1
Trustee's fees	(167)	(119)	40.3
Other trust operating expenses	(1,507)	(898)	67.8
Interest income	628	1,574	(60.1)
Foreign exchange loss – realised	(670)	(303)	121.1
Finance costs	(5,376)	(5,213)	3.1
Total return before change in fair value of financial derivatives, investment properties and unrealised foreign exchange gain/(loss)	**37,795**	**27,016**	**39.9**
Change in fair value of financial derivatives	-	(2,202)	N.M.
Change in fair value of investment properties	16,277	27,426	(40.7)
Foreign exchange gain/(loss) – unrealised	1,094	(517)	N.M.
Total return before taxation	**55,166**	**51,723**	**6.7**
Taxation	(13,593)	(22,532)	(39.7)
Total return for the period after taxation	**41,573**	**29,191**	**42.4**
Minority interest	(130)	91	N.M.
Total return for the period attributable to Unitholders before distribution	**41,443**	**29,282**	**41.5**

Footnotes:

1. *YTD 2008 comprise the period from 1 January 2008 to 30 September 2008 and YTD 2007 comprise the period from 1 January 2007 to 30 September 2007.*

   The Group's results for YTD 2008 includes the consolidated results of Xizhimen Mall, acquired on 5 February 2008 and the 7 properties acquired during the Initial Public Offering ("IPO") exercise on 8 December 2006, namely Anzhen Mall, Jiulong Mall and Wangjing Mall in Beijing, Qibao Mall in Shanghai, Saihan Mall in Huhehaote, Zhengzhou Mall in Zhengzhou and 51% interest in Wuhu ("The Initial Properties").
   The Group's results for YTD 2007 comprise only the Initial Properties.

2. *Included as part of the other property operating expenses are the following:*

	Group		
	YTD 2008 S$'000	YTD 2007 S$'000	% Change
Depreciation and amortisation	(537)	(262)	105.0
Allowance for doubtful receivables	(218)	(487)	(55.2)
Doubtful receivables recovered	37	-	N.M.

N.M. – not meaningful

1(a)(ii) Distribution Statement For the Group (3Q 2008 vs 3Q 2007)

	Group		
	3Q 2008 S$'000	3Q 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution	**13,359**	**17,773**	**(24.8)**
Distribution adjustments (Note A)	(914)	(9,617)	(90.5)
Income available for distribution to Unitholders	**12,445**	**8,156**	**52.6**
Comprises :			
- from operations	5,223	4,506	15.9
- from Unitholders' contribution	7,222	3,650	97.9
	12,445	**8,156**	**52.6**
Note A			
Distribution adjustments			
- Asset management fees (performance component payable in units)	726	467	55.5
- Change in fair value of financial derivatives	(1,417)	1,960	N.M.
- Change in fair value of investment properties	-	(27,426)	N.M.
- Deferred taxation	417	15,189	(97.3)
- Transfer to general reserve	(68)	66	N.M.
- Unrealised foreign exchange (gain)/loss	(423)	37	N.M.
- Amount retained from distribution	(400)	-	N.M.
- Other adjustments	251	90	178.9
Net effect of distribution adjustments	**(914)**	**(9,617)**	**(90.5)**

N.M. – not meaningful

Footnote:

1. *Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008 distributable income, so as to help negate any fluctuating income flow in the Fourth Quarter 2008, thereby providing Unitholders with stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008 distributable income, CRCT has retained $1.3 million of its year-to-date distributable income. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.*

1(a)(ii) Distribution Statement For the Group (YTD 2008 vs YTD 2007)

	Group		
	YTD 2008 S$'000	YTD 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution	**41,443**	**29,282**	**41.5**
Distribution adjustments (Note A)	(9,663)	(5,879)	64.4
Income available for distribution to Unitholders	**31,780**	**23,403**	**35.8**
Comprises :			
- from operations	11,947	13,656	(12.5)
- from Unitholders' contribution	19,833	9,747	103.5
	31,780	**23,403**	**35.8**
Note A			
Distribution adjustments			
- Asset management fees (performance component payable in units)	1,961	1,392	40.9
- Change in fair value of financial derivatives	-	2,202	N.M.
- Change in fair value of investment properties	(16,277)	(27,426)	(40.7)
- Deferred taxation	6,757	17,835	(62.1)
- Transfer to general reserve	(270)	(445)	(39.3)
- Unrealised foreign exchange (gain)/loss	(1,094)	517	N.M.
- Amount retained from distribution	(1,277)	-	N.M.
- Other adjustments	537	46	1,067.4
Net effect of distribution adjustments	**(9,663)**	**(5,879)**	**64.4**

N.M. – not meaningful

Footnote:

1. *Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008 distributable income, so as to help negate any fluctuating income flow in the Fourth Quarter 2008, thereby providing Unitholders with stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008 distributable income, CRCT has retained $1.3 million of its year-to-date distributable income. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.*

1(b)(i) Balance Sheet as at 30 Sep 2008 vs 31 Dec 2007

	Group			Trust		
	30 Sep 2008[1] S$'000	31 Dec 2007 S$'000	% Change	30 Sept 2008 S$'000	31 Dec 2007 S$'000	% Change
Assets						
Investment properties[2]	1,146,107	722,883	58.5	-	-	-
Plant and equipment	2,973	1,673	77.7	-	-	-
Interests in subsidiaries[3]	-	-	-	867,357	590,799	46.8
Trade and other receivables	22,499	18,109	24.2	1,841	813	126.4
Cash and cash equivalents	55,552	67,170	(17.3)	10,902	18,656	(41.6)
Total assets	**1,227,131**	**809,835**	**51.5**	**880,100**	**610,268**	**44.2**
Less						
Liabilities						
Trade and other payables[4]	76,447	42,168	81.3	5,674	1,910	197.1
Security deposits	17,458	8,284	110.7	-	-	-
Interest-bearing borrowings[5]	344,212	231,811	48.5	283,097	171,104	65.5
Deferred tax liabilities	29,308	19,300	51.9	-	-	-
Financial derivatives[6]	14,047	11,331	24.0	14,047	11,331	24.0
Provision for taxation	2,969	243	1,121.8	667	-	N.M.
Total liabilities	**484,441**	**313,137**	**54.7**	**303,485**	**184,345**	**64.6**
Less						
Minority interest	**14,933**	**13,543**	**10.3**	**-**	**-**	**-**
Net assets attributable to Unitholders	**727,757**	**483,155**	**50.6**	**576,615**	**425,923**	**35.4**

Footnotes:

1. *The Group's net assets attributable to unitholders as at 30 September 2008 includes contribution from Xizhimen Mall, which was acquired on 5 February 2008.*
2. *The increase was principally due to the acquisition of Xizhimen Mall.*
3. *The increase was due to the acquisition of the issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd, arising from the acquisition of Xizhimen Mall.*
4. *Trade and other payables comprises mainly of accrual of asset enhancement works in Qibao Mall and Saihan Mall and amount due to the acquisition of Xizhimen and Jiulong Mall. The increase was due to the acquisition of Xizhimen Mall.*
5. *Interest-bearing borrowings comprise (i) US$105.0 million (S$148.6 million) and S$88.0 million unsecured two-year term loan facilities (collectively known as "Trust Term Loan Facilities") drawn down by the Trust to part finance the acquisition of the Initial Properties and Xizhimen Mall, and utilisation as working capital, (ii) S$46.5 million unsecured short-term loan facility mainly to finance capital distribution and working capital; (iii) RMB295.0 million (S$61.1 million) five-year term loan facility secured by a mortgage over Anzhen Mall. The increase was due to the drawn down of loans in relation to acquisition of Xizhimen Mall.*
6. *This relates to financial derivatives entered to hedge CRCT's variable rate borrowings against interest rate fluctuation and RMB assets against adverse currency fluctuation. In 1Q 2008, the Trust entered into a new two-year non-deliverable cross-currency interest rate swaps ("NDS") to hedge the S$88.0 million unsecured two-year term loan facility. The fair value change on the financial derivatives has resulted in financial derivative liabilities of S$14.0 million as at 30 September 2008 and S$11.3 million as at 31 December 2007 respectively.*

N.M – not meaningful

1(b)(ii) Aggregate Amount of Borrowings and Debt Securities

		Group		Trust	
		30 Sep 2008 S$'000	31 Dec 2007 S$'000	30 Sep 2008 S$'000	31 Dec 2007 S$'000
Unsecured borrowing					
- Amount repayable within one year		195,127	171,224	195,127	171,224
- Amount repayable after one year		88,000	-	88,000	-
Secured borrowing					
- Amount repayable after one year		61,115	60,707	-	-
		344,242	**231,931**	**283,127**	**171,224**
Less: Transaction costs in relation to the Trust Term Loan Facilities		(30)	(120)	(30)	(120)
	(1)	**344,212**	**231,811**	**283,097**	**171,104**

Footnote:

1. *The increase in the Group's borrowings as at 30 September 2008 was mainly due to additional bank loan drawn down on the new facility for Xizhimen Mall.*

Details of any collateral

As security for the borrowings, CRCT has granted in favour of the lender:

(i) a legal mortgage over Anzhen Mall;

(ii) not to, without the prior written consent of the lender, create or have outstanding any mortgage, pledge, lien, hypothecation, assignment or any other encumbrance whatsoever on or over the Group's interest in any of the Properties, except for the property secured under (i) above;

(iii) in the event of a sale of any of the Properties except for the property secured under (i) above, to repay an amount equal to the proportion of the market value of the property sold to the total market value of the Properties as determined by the lender based on the latest annual valuation reports of the Properties; and

(iv) not to provide any guarantee for any other entities except for secured borrowings for new properties acquired with existing mortgages.

1(c) Consolidated Cash Flow Statements (3Q 2008 vs 3Q 2007)

	Group	
	3Q 2008 [1]	3Q 2007 [1]
	S$'000	S$'000
Operating activities		
Total return after taxation	13,432	17,778
Adjustments for:		
Interest income	(156)	(421)
Finance costs	1,479	1,794
Depreciation and amortisation	251	90
Taxation	3,110	16,656
Asset management fee payable in units	726	467
Change in fair value of financial derivatives	(1,417)	1,960
Change in fair value of investment properties	-	(27,426)
Operating income before working capital changes	**17,425**	**10,898**
Changes in working capital:		
Trade and other receivables	(2,608)	149
Trade and other payables	2,017	(980)
Cash generated from operating activities	**16,834**	**10,067**
Income tax paid	(612)	(967)
Cash flows from operating activities	**16,222**	**9,100**
Investing activities		
Interest received	156	403
Capital expenditure on investment properties	(4,890)	(397)
Purchase of plant and equipment	(161)	(62)
Cash flows used in investing activities	**(4,895)**	**(56)**
Financing activities		
Distribution to Unitholders [2]	(16,796)	(15,553)
Payment of issue and financing expenses	(859)	(65)
Proceeds from interest-bearing liabilities	19,000	19,100
Interest paid	(138)	(2,094)
Cash flows from financing activities	**1,207**	**1,388**
Increase in cash and cash equivalents	**12,534**	**10,432**
Cash and cash equivalents at beginning of period	**41,548**	**63,223**
Effect on exchange rate changes on cash balances	**1,470**	**497**
Cash and cash equivalents at end of period	55,552	**74,152**

Footnotes:

1. *The Group's cash flows for 3Q 2008 includes cash flows of Xizhimen Mall, which was acquired on 5 February 2008 and cash flows of the Initial Properties acquired during IPO.*
   The Group's cash flows for 3Q 2007 include cash flows of the Initial Properties.
2. *Distribution for the period from 5 February 2008 to 30 June 2008 was paid in September 2008. Distribution for the period from 23 October 2006 to 30 June 2007 was paid in September 2007.*

1(c) Consolidated Cash Flow Statements (YTD 2008 vs YTD 2007)

	Group	
	YTD 2008 [1]	YTD 2007 [1]
	S$'000	S$'000
Operating activities		
Total return after taxation	41,573	29,191
Adjustments for:		
Interest income	(628)	(1,574)
Finance costs	5,376	5,213
Depreciation and amortisation	537	262
Taxation	13,593	22,532
Asset management fee payable in units	1,961	1,392
Change in fair value of financial derivatives	-	2,202
Change in fair value of investment properties	(16,277)	(27,426)
Operating income before working capital changes	**46,135**	**31,792**
Changes in working capital:		
Trade and other receivables	5,159	(13,696)
Trade and other payables	(1,207)	7,906
Cash generated from operating activities	**50,087**	**26,002**
Income tax paid	(2,102)	(1,869)
Cash flows from operating activities	**47,985**	**24,133**
Investing activities		
Interest received	628	1,510
Net cash outflow on purchase of investment properties	-	(37,937)
Capital expenditure on investment properties	(15,543)	(11,689)
Net cash outflow on acquisition of assets	(255,392)	-
Purchase of plant and equipment	(407)	(416)
Cash flows used in investing activities	**(270,714)**	**(48,532)**
Financing activities		
Proceeds from issuance of new units	188,001	-
Distribution to unitholders [2]	(36,032)	(15,553)
Payment of issue and financing expenses	(4,522)	(5,504)
Proceeds from interest-bearing borrowings	124,500	19,100
Repayment of interest-bearing borrowings	(61,347)	-
Interest paid	(1,846)	(5,569)
Cash flows from / (used in) financing activities	**208,754**	**(7,526)**
Decrease in cash and cash equivalents	**(13,975)**	**(31,925)**
Cash and cash equivalents at beginning of period	**67,170**	**107,086**
Effect on exchange rate changes on cash balances	**2,357**	**(1,009)**
Cash and cash equivalents at end of period	**55,552**	**74,152**

Footnotes:

1. *The Group's cash flows for YTD 2008 includes cash flows of Xizhimen Mall, which was acquired on 5 February 2008 and cash flows of the Initial Properties acquired during IPO.*

   The Group's cash flows for YTD 2007 include cash flows of the Initial Properties.

2. *Cumulative distribution for the period from 1 July 2007 to 4 February 2008 and 5 February 2008 to 30 June 2008 was paid in March 2008 and September 2008 respectively. Distribution for the period from 23 October 2006 to 30 June 2007 was paid in September 2007.*

1(d)(i) **Statement of Changes in Net Assets Attributable to Unitholders (3Q 2008 vs 3Q 2007)**

	Group		Trust	
	3Q 2008 [1] S$'000	3Q 2007 [1] S$'000	3Q 2008 S$'000	3Q 2007 S$'000
Balance as at beginning of period	**681,671**	**484,673**	**566,930**	**450,971**
Operations				
Change in net assets attributable to Unitholders resulting from operations before distribution	13,359	17,773	25,926	261
Transfer to general reserve	(68)	66	-	-
Net increase in net assets resulting from operations	**13,291**	**17,839**	**25,926**	**261**
Movement in hedging reserve				
Effective portion of changes in fair value of cash flow hedges	(171)	(1,083)	(171)	(1,083)
Movement in foreign currency translation reserve				
Translation differences from financial statements of foreign operations	21,611	7,849	-	-
Exchange differences on monetary items forming part of net investment in foreign operations	20,828	(632)	-	-
Exchange differences on hedges of net investment in foreign operations	6,529	(1,571)	-	-
Net gain/(loss) recognised directly in net assets attributable to Unitholders	**48,797**	**4,563**	**(171)**	**(1,083)**
Movement in general reserve	**68**	**(66)**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Asset management fees paid/payable	726	467	726	467
- Distribution to Unitholders [2]	(16,796)	(15,553)	(16,796)	(15,553)
Net decrease in net assets resulting from Unitholders' transactions	**(16,070)**	**(15,086)**	**(16,070)**	**(15,086)**
Net assets attributable to Unitholders at end of period	**727,757**	**491,923**	**576,615**	**435,063**

Footnotes:

1. *The Group's results for 3Q 2008 include consolidation of 100% interest in Xizhimen Mall, which was acquired on 5 February 2008 and the Initial Properties acquired during IPO.*

   The Group's results for 3Q 2007 include consolidation of the Initial Properties.

2 *Distribution for the period from 5 February 2008 to 30 June 2008 was paid in September 2008. Distribution for the period from 23 October 2006 to 30 June 2007 was paid in September 2007.*

1(d)(i) **Statement of Changes in Net Assets Attributable to Unitholders (YTD 2008 vs YTD 2007)**

	Group		Trust	
	YTD 2008 [1] S$'000	YTD 2007 [1] S$'000	YTD 2008 S$'000	YTD 2007 S$'000
Balance as at beginning of period	**483,155**	**468,681**	**425,923**	**448,604**
Operations				
Change in net assets attributable to Unitholders resulting from operations before distribution	41,443	29,282	(1,605)	636
Transfer to general reserve	(270)	(445)	-	-
Net increase/(decrease) in net assets resulting from operations	**41,173**	**28,837**	**(1,605)**	**636**
Movement in hedging reserve				
Effective portion of changes in fair value of cash flow hedges	619	(34)	619	(16)
Movement in foreign currency translation reserve				
Translation differences from financial statements of foreign operations	29,398	17,321	-	-
Exchange differences on monetary items forming part of net investment in foreign operations	24,802	(4,024)	-	-
Exchange differences on hedges of net investment in foreign operations	(3,338)	(5,142)	-	-
Net gain/(loss) recognised directly in net assets attributable to Unitholders	**51,481**	**8,121**	**619**	**(16)**
Movement in general reserve	**270**	**445**	**-**	**-**
Unitholders' transactions				
Proceeds from placement [2]	188,001	-	188,001	-
Creation of units				
- Units issued in respect of acquisition fees for Xizhimen Mall [3]	3,360	-	3,360	-
- Asset management fees paid/payable	1,961	1,392	1,961	1,392
Distribution to Unitholders [4]	(36,032)	(15,553)	(36,032)	(15,553)
Issue expenses [5]	(5,612)	-	(5,612)	-
Net increase/(decrease) in net assets resulting from Unitholders' transactions	**151,678**	**(14,161)**	**151,678**	**(14,161)**
Net assets attributable to Unitholders at end of period	**727,757**	**491,923**	**576,615**	**435,063**

Footnotes:

1. *The Group's results for YTD 2008 include consolidation of 100% interest in Xizhimen Mall, which was acquired on 5 February 2008 and the Initial Properties acquired during IPO.*
   The Group's results for YTD 2007 include consolidation of the Initial Properties.
2. *138,236,000 new units were issued via an equity fund raising exercise completed on 5 February 2008 for the purpose of acquisition of Xizhimen Mall through the acquisition of the entire issued share capital of CapitaRetail China Investments (B) Beta Pte Ltd.*
3. *2,470,588 new units were issued on 5 February 2008 as payment of acquisition fees for the acquisition of Xizhimen Mall.*
4. *Cumulative distribution for the period from 1 July 2007 to 4 February 2008 and 5 February 2008 to 30 June 2008 was paid in March 2008 and September 2008 respectively. Distribution for the period from 23 October 2006 to 30 June 2007 was paid in September 2007.*
5. *Includes underwriting fees and professional fees paid and payable in connection to the equity fund raising exercise completed on 5 February 2008 for the acquisition of Xizhimen Mall.*

(d)(ii) Details of Any Change in the Issued and Issueable Units (3Q 2008 vs 3Q 2007)

	Trust	
	3Q 2008 Units	3Q 2007 Units
Balance as at beginning of period	**617,517,873**	**475,630,513**
New units issued:		
- As payment of asset management fees[1]	508,037	340,243
Issued units as at end of period	**618,025,910**	**475,970,756**
New units to be issued:		
- As payment of asset management fees[2]	1,019,975	176,553
Total issued and issuable units as at end of period	**619,045,885**	**476,147,309**

Footnotes:
1. *These were the performance component of the asset management fees for 2Q 2008 which was issued in September 2008 and 1H 2007 that have been issued in September 2007.*
2. *These were the performance component of the asset management fee for 3Q 2008 (which will be issued in 4Q 2008) and 3Q 2007 that have been issued in October 2007 respectively.*

1(d)(ii) Details of Any Change in the Issued and Issueable Units (YTD 2008 vs YTD 2007)

	Trust	
	YTD 2008 Units	YTD 2007 Units
Balance as at beginning of period	**476,147,309**	**475,630,513**
New units issued:		
- In connection with equity fund raising exercise completed on 5 February 2008	138,236,000	-
- As payment of acquisition fees of Xizhimen Mall	2,470,588	-
- As payment of asset management fees[1]	1,172,013	340,243
Issued units as at end of period	**618,025,910**	**475,970,756**
New units to be issued:		
- As payment of asset management fees[2]	1,019,975	176,553
Total issued and issuable units as at end of period	**619,045,885**	**476,147,309**

Footnotes:
1. *These were the performance component of the asset management fees for 1H 2008 & 3Q 2008 which was issued in February 2008, May 2008 and September 2008 respectively and 1H 2007 that have been issued in September 2007.*
2. *These were the performance component of the asset management fee for 3Q 2008 (which will be issued in 4Q 2008) and 3Q 2007 that have been issued in October 2007 respectively.*

2. Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and method of computation applied in the financial statement for the current financial period are consistent with those described in the audited financial statements for the period ended 31 December 2007.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what had changed, as well as the reasons for, and the effect of, the change

Nil

6 <u>Earnings Per Unit ("EPU") and Distribution Per Unit ("DPU") for the Financial Period</u>

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group	
	3Q 2008	3Q 2007
Weighted average number of units in issue	617,523,395	475,689,686
Earnings per unit ("EPU") [1]		
Based on weighted average number of units in issue	2.16¢	3.74¢
Based on fully diluted basis	2.16¢	3.74¢
Number of units in issue at end of period	618,025,910	475,970,756
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	2.01¢	1.71¢

	Group	
	YTD 2008	YTD 2007
Weighted average number of units in issue	594,157,358	475,630,513
Earnings per unit ("EPU") [1]		
Based on weighted average number of units in issue	6.98¢	6.16¢
Based on fully diluted basis	6.98¢	6.16¢
Number of units in issue at end of period	618,025,910	475,630,513
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	5.26¢	3.21¢

Footnote:
1. *EPU is calculated based on net income after tax and minority interest.*

7 **Net Asset Value ("NAV") backing per unit based on issued and issuable units at the end of the period**

	Group		Trust	
	30 Sep 2008	31 Dec 2007	30 Sep 2008	31 Dec 2007
NAV per unit	$1.18	$1.01	$0.93	$0.89
Adjusted NAV per unit (excluding distributable income)	$1.16	$0.98	$0.91	$0.86

8 **Review of the performance**

	Group				
	3Q 2008	3Q 2007	2Q 2008	YTD 2008	YTD 2007
	S$'000	S$'000	S$'000	S$'000	S$'000
Statement of Total Return for the Group					
Gross revenue	**28,300**	**19,013**	**26,364**	**77,575**	**53,935**
Property operating expenses	(10,157)	(7,273)	(9,805)	(28,552)	(19,069)
Net Property Income	**18,143**	**11,740**	**16,559**	**49,023**	**34,866**
Manager's management fees	(1,490)	(1,021)	(1,374)	(4,136)	(2,891)
Trustee's fees	(58)	(45)	(55)	(167)	(119)
Other trust operating expenses	(400)	(267)	(630)	(1,507)	(898)
Interest income	156	421	306	628	1,574
Foreign exchange loss - realised	(170)	(29)	(301)	(670)	(303)
Finance costs	(1,479)	(1,794)	(1,932)	(5,376)	(5,213)
Total return before change in fair value of financial derivatives, investment properties and unrealised foreign exchange gain/(loss)	**14,702**	**9,005**	**12,573**	**37,795**	**27,016**
Change in fair value of financial derivatives	1,417	(1,960)	(1,994)	-	(2,202)
Change in fair value of investment properties	-	27,426	16,277	16,277	27,426
Foreign exchange gain/(loss) – unrealised	423	(37)	1,132	1,094	(517)
Total return before taxation	**16,542**	**34,434**	**27,988**	**55,166**	**51,723**
Taxation	(3,110)	(16,656)	(7,116)	(13,593)	(22,532)
Total return for the period after taxation	**13,432**	**17,778**	**20,872**	**41,573**	**29,191**
Minority interest	(73)	(5)	(22)	(130)	91
Total return for the period attributable to Unitholders before distribution	**13,359**	**17,773**	**20,850**	**41,443**	**29,282**

	Group				
	3Q 2008	3Q 2007	2Q 2008	YTD 2008	YTD 2007
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution Statement for the Group					
Total return for the period attributable to Unitholders before distribution	**13,359**	**17,773**	**20,850**	**41,443**	**29,282**
Net effect of distribution adjustments	(914)	(9,617)	(10,308)	(9,663)	(5,879)
Income available for distribution to Unitholders	**12,445**	**8,156**	**10,542**	**31,780**	**23,403**
Distribution per unit (in cents)					
- For the period	2.01	1.71	1.70	5.26	4.92
- Annualised	8.01	6.80	6.87	7.02	6.58

3Q 2008 vs 3Q 2007

Gross revenue for 3Q 2008 was S$28.3 million, an increase of S$9.3 million or 48.8% over 3Q 2007. This was mainly due to revenue of S$7.8 million contributed by Xizhimen Mall. The acquisition was completed on 5 February 2008. The other malls accounted for another S$1.5 million increase mainly due to occupancy growth in Wangjing Mall, Qibao Mall and Xinwu Mall.

Property expenses for 3Q 2008 was S$10.2 million, an increase of S$2.9 million or 39.7% over 3Q 2007 mainly due to the contribution by Xizhimen Mall.

Manager's management fees was S$0.5 million or 45.9% higher than 3Q 2007 as a result of the consolidation of Xizhimen Mall as well as higher net property income and higher deposited property values under management.

Other trust operating expenses was 0.1 million or 49.8% higher than 3Q 2007 mainly due to the contribution by Xizhimen Mall.

Finance cost was S$0.3 million or 17.6% lower than 3Q 2007 mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million and S$88 million unsecured two-year term loan facilities.

Interest income was S$0.3 million or 62.9% lower than 3Q 2007 mainly due to lower interest income at trust level arising from lower fixed deposit balances placed with financial institutions and correspondingly weaker interest rate.

3Q 2008 vs 2Q 2008

Gross revenue for 3Q 2008 increased by S$1.9 million or 7.3% over 2Q 2008. This was mainly due to revenue of S$0.6 million contributed by Xizhimen Mall. The other malls accounted for another S$1.3 million increase mainly due to new leases.

Property expenses for 3Q 2008 increased by S$0.4 million or 3.6% over 2Q 2008 mainly due to Wangjing Mall.

Manager's management fees was S$0.1 million or 8.4% higher than 2Q 2008 as a result of higher net property income contributed from the malls.

Other trust operating expenses was S$0.2 million or 36.5% lower than 2Q 2008 mainly due to Saihan Mall.

Finance cost was S$0.5 million or 23.4% lower than 2Q 2008 mainly due to repayment of loan in Xizhimen Mall in 2Q 2008.

Interest income was S$0.1 million or 49.0% lower than 2Q 2008 mainly due to lower interest income at trust level arising from lower fixed deposit balances placed with financial institutions and correspondingly weaker interest rate.

YTD 2008 vs YTD 2007

Gross revenue for YTD 2008 increased by S$23.6 million or 43.8% over YTD 2007. This was mainly due to revenue of S$19.1 million contributed by Xizhimen Mall. The other malls accounted for the additional increase of S$4.5 million mainly due to new leases.

Property expenses for YTD 2008 increased by S$9.5 million or 49.7% mainly due to the consolidation of Xizhimen Mall, a write-back of property tax in Wangjing Mall in 2Q 2007 as the property title was not transferred as at 30 June 2007.

Manager's management fees was S$1.2 million or 43.0% higher than YTD 2007 as a result of higher net property income contributed from the malls and higher deposited property values under management.

Other trust operating expenses was S$0.6 million or 67.8% higher than YTD 2007 mainly due to the contribution by Xizhimen Mall.

Interest income was S$0.9 million or 60.0% lower than YTD 2007 mainly due to lower interest income at trust level arising from lower fixed deposit balances and correspondingly weaker interest rate.

9 **Variance between the forecast or prospectus statement (if disclosed previously) and the actual results**

This para relates to the review of the Group results.

9(I) **Income Statement (Actual vs Forecast)**

		Actual 3Q 2008 S$'000	Forecast[1] 3Q 2008 S$'000	% Change
Gross rental income		27,381	28,653	(4.4)
Other income		919	481	91.1
Gross revenue	(a)	**28,300**	**29,134**	**(2.9)**
Land rental		(1,095)	(1,073)	2.1
Property related tax		(1,923)	(1,920)	0.2
Business tax		(1,450)	(1,470)	(1.4)
Property management fee		(1,046)	(1,063)	(1.6)
Other property operating expenses		(4,643)	(5,430)	(14.5)
Total property operating expenses	(b)	**(10,157)**	**(10,956)**	**(7.3)**
Net property income		**18,143**	**18,178**	**(0.2)**
Manager's management fees		(1,490)	(1,481)	0.6
Trustee's fees		(58)	(89)	(34.8)
Other trust operating expenses		(400)	(565)	(29.2)
Interest income		156	-	N.M.
Foreign exchange loss – realised		(170)	-	N.M.
Finance costs	(c)	(1,479)	(3,500)	(57.7)
Net income before change in fair value of financial derivative and unrealised foreign exchange gain		**14,702**	**12,543**	**17.2**
Change in fair value of financial derivatives	(d)	1,417	-	N.M.
Foreign exchange gain – unrealised		423	-	N.M.
Net income before taxation		**16,542**	**12,543**	**31.9**
Taxation	(e)	(3,110)	(1,754)	77.3
Total return for the period after taxation		**13,432**	**10,789**	**24.5**
Minority interest		(73)	(68)	7.4
Total return for the period attributable to Unitholders before distribution		**13,359**	**10,721**	**24.6**

Footnote:
1. *The forecast is based on the forecast shown in the OIS dated 25 January 2008.*

N.M. – not meaningful

9(ii) Distribution Statement (Actual vs Forecast)

		Actual 3Q 2008 S$'000	Forecast [1] 3Q 2008 S$'000	% Change
Total return for the period attributable to Unitholders before distribution		**13,359**	**10,721**	**24.6**
Distribution adjustments (Note A)		(914)	538	N.M.
Income available for distribution to Unitholders	(f)	**12,445**	**11,259**	**10.5**
Comprises :				
- from operations		5,223	3,138	66.4
- from Unitholders' contributions		7,222	8,121	(11.1)
		12,445	**11,259**	**10.5**
Available distribution per unit (in cents)				
For the period		2.01	1.82	10.5
Annualised		8.01	7.25	10.5
Note A				
Distribution adjustments				
- Asset management fees (performance component payable in Units)		726	719	1.0
- Change in fair value of financial derivatives		(1,417)	-	N.M.
- Deferred taxation		417	-	N.M.
- Transfer to general reserve		(68)	(181)	(62.4)
- Unrealised foreign exchange gain		(423)	-	N.M.
- Amount retained from distribution		(400)	-	N.M.
- Other adjustments		251	-	N.M.
Net effect of distribution adjustments		**(914)**	**538**	**N.M.**

N.M. – not meaningful

Footnote:
1. *The forecast is based on the forecast shown in the OIS dated 25 January 2008.*

9(iii) Breakdown of Gross Revenue - 3Q 2008

	Actual RMB'000	Forecast RMB'000	% Change	Actual S$'000	Forecast S$'000	% Change
Xizhimen Mall	38,633	38,510	0.3	7,770	7,625	1.9
Wangjing Mall	33,440	32,105	4.2	6,750	6,357	6.2
Anzhen Mall	19,269	19,269	-	3,893	3,815	2.0
Zhengzhou Mall	11,875	11,875	-	2,399	2,351	2.0
Jiulong Mall	9,997	9,959	0.4	2,019	1,972	2.4
Saihan Mall	4,349	11,381	(61.8)	883	2,254	(60.8)
Qibao Mall	17,540	19,027	(7.8)	3,531	3,767	(6.3)
Xinwu Mall	5,233	5,015	4.3	1,055	993	6.2
Gross Revenue	**140,336**	**147,141**	**(4.6)**	**28,300**	**29,134**	**(2.9)**

9(iv) **Breakdown of Net Property Income – 3Q 2008**

	Actual RMB'000	Forecast RMB'000	% Change	Actual S$'000	Forecast S$'000	% Change
Xizhimen Mall	25,545	25,478	0.3	5,136	5,044	1.8
Wangjing Mall	21,940	20,367	7.7	4,432	4,033	9.9
Anzhen Mall	15,902	15,929	(0.2)	3,213	3,154	1.9
Zhengzhou Mall	9,719	9,577	1.5	1,963	1,896	3.5
Jiulong Mall	8,082	8,033	0.6	1,633	1,591	2.6
Saihan Mall	1,838	5,927	(69.0)	372	1,174	(68.3)
Qibao Mall	5,744	5,758	(0.2)	1,147	1,140	0.6
Xinwu Mall	1,229	737	66.8	247	146	69.2
Net Property Income	**89,999**	**91,806**	**(2.0)**	**18,143**	**18,178**	**(0.2)**

9(v) **Review of the Performance**

(a) Gross revenue for the period was S$28.3 million, which is S$0.8 million or 2.9% lower than the forecast for the same period. The variance is mainly due to drop in revenue from Saihan Mall which has been undergoing significant asset enhancement works in the past few months. In RMB terms, gross revenue for the period was 4.6% lower than forecast for the same period.

(b) Property operating expenses for the period was S$10.1 million, which is S$0.8 million or 7.3% lower compared with the forecast for the same period. This was mainly due to utilities savings.

(c) Finance cost was S$1.5 million, which is S$2.0 million or 57.7% lower compared with the forecast for the same period. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swaps ("NDS") that CRCT has entered into in respect of the US$105.0 million and S$88.0 unsecured two-year Trust Term Loan Facilities.

(d) The fair value change on the NDS resulted in a fair value gain of S$1.4 million in 3Q 2008. In accordance to the distribution model detailed in the OIS, distribution income has been adjusted to exclude any change in fair value relating to financial instruments.

(e) Taxation for the period was S$3.1 million, which is S$1.4 million higher than the forecast for the same period. This was mainly due to foreign tax suffered on shareholders loans.

(f) Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008 distributable income, so as to help negate any fluctuating income flow in the Fourth Quarter 2008, thereby providing Unitholders with stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008 distributable income, CRCT has retained $1.3 million of its year-to-date distributable income. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.

10 **Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months**

Beijing Retail Market Update

Beijing's retail market demonstrated strong growth in 2Q08 leading up to the Summer Olympic Games. From January to May 2008, total retail sales stood at RMB 183.14 billion, recording a 12.1% growth over the same period last year. Vigorous demand was underpinned by international brands, especially luxury brands, eager to make a foothold or expand their brand influence into the local market. International watch and jewellery brands were very active in the leasing market. Sports fashion retailers were also very active in securing retail space to cope with their expansion plans in preparation for the Olympics. Fashion and cosmetic tenants were very active in new store openings and expansions in mature and new properties.

New supply in 2Q08 amounts to 261,730 sqm, including Solana Life Park (150,000 sqm), Focus Mall (45,000 sqm) in Wangjing, Legation Quarter (20,000 sqm) and Euro-Plaza (46,730 sqm) in Shunyi. This supply was less than previously anticipated as completion of several properties were postponed due to construction delays.

The overall vacancy rate for prime retail space climbed 2.9 percentage points q-o-q to 9.5%. The slight increase is the result of the enormous influx of new development being delivered into the market before the Olympics. For instance, Solana Life Park is currently 20% vacant, Focus Mall opened 60% pre leased, Euro-Plaza opened 54% leased and Legation Quarter opened 35% leased. Also, some retailers in more mature properties are likely taking advantage of the ongoing influx of new supply and relocating to more central and prime locations.

Average net effective rents for prime retail space in 2Q08 rose 3.3% q-o-q excluding management fees. This rise is largely a result of some newly completed prime retail establishments increasing rents and changing rental structures, as was the case for LG Tower (The Twins Malls) and Full Link Plaza.

Key economic indicators imply that strong demand will continue to drive Beijing's retail market. However, demand will decline somewhat in the second half of the year as many retailers have already expanded or leased new space prior to the Olympic Games and are likely to shift their focus to enhancing performance in recently opened outlets. There is an estimated of 1.3 million sqm of new supply in the second half of 2008. With that, competition will become more intense as vacancy rates are anticipated to increase to over 30% by the end of the year. However, it is also likely that there will be further delays in uncompleted projects as construction costs continue to increase on the back of widespread inflation, and developers facing new challenges obtaining necessary late-stage financing. The effective rent is likely to soften as competition between landlords intensifies.

Shanghai Retail Market Update

Shanghai's retail market continued with its robust and healthy development over 1H08. Over the first five months of 2008, the total retail sales in Shanghai reached a record high of RMB 183.38 billion, up 16.8% y-o-y. During the two-day national holiday in May, 354 middle-sized to large-sized retailers in the city, including 3,000 retail spots, achieved retail sales of RMB 2.192 billion, up 22% y-o-y. The catering industry was also boosted by the holiday, with sales reaching RMB 5.889 billion in May, up 20% y-o-y.

In 1H08, fewer international brands entered the market compared with previous years. One reason is due to the lack of suitable retail space in well-known properties in the downtown area. Another reason is that most major international brands have already established a presence in Shanghai.

In 2Q08, the Shanghai retail market witnessed the completion of one new project, In Point, which contributes 9,515 sqm to the Shanghai retail market. This is a mid-sized shopping mall that will mainly serve local clientele. Two other projects – Plaza 353 and Plaza 96 – are set to be completed in 3Q08, with the majority of their units already leased.

Since the previous quarter, the average rate of vacancy has risen slightly from 3.1% to 4.0%. However, many projects have maintained full occupancy or have at least experienced a decrease in vacancy. Projects such as Westgate Mall and CITIC Square experienced a slight decrease in their vacancy rates, while projects such as Super Brand Mall and Grand Gateway Mall are fully occupied. An increase in vacancy was witnessed in projects that are undergoing renovation or tenant-mix adjustment. For example, Shimao International's vacancy rate has risen to 13.1% from 1.2% due to reorganization and tenant-mix adjustment. Meanwhile, the vacancy rate for Cloud Nine has risen from 14% to 16.3% due to renovation. Vacancy rate for Shanghai Square Infiniti has likewise risen to 39.1% from 26%. This is because the majority of tenants on upper floors have moved out due to low foot traffic.

In 2Q08, average rents for floor space in retail locations have risen 6.8% q-o-q. On average, rental prices in the Shanghai retail market have increased slightly from that in the previous quarter.

In the next 12 months, demand from international and domestic retailers will continue to be strong. In the long run, take-up is likely to moderate between 200,000 sqm to 300,000 sqm per year from 2010 to 2012. With the growing affluence of the middle-class on the back of rapid urbanization and robust economy, this translates to more consumers seeking higher social status through buying of luxury goods. Retailers would be keen on tapping the group and expand their operations, looking for prime retail space.

Due to the limited amount of developable space in the central downtown area, not much new supply is expected to enter the market. As such, the vacancy rate is expected to stay at a relatively low level of around 5% in the next 12 months.

Despite the lack of quality space for new entrants as well as for relocations, a significant increase in average rents in the short run is not likely as a significant number of retail projects are planning to adjust their tenant-mix. Average rental level will experience a period of adjustment in the near future, and after this term of renovation and adjustment, rental levels are expected to increase at a relatively faster pace.

Source: Jones Lang LaSalle Research, DTZ Research & CapitaLand Research

11 Distribution

11(a) Current Financial Period

Any distribution declared for the current financial period? No

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No

11(c) Date payable : N.A

11(d) Book closure date : N.A

12 If no distribution has been declared/recommended, a statement to that effect

N.A.

13 Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaRetail China Trust (the "Manager") which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets and the result of business, statement of total return & distribution statement, consolidated cash flows statements, statement of changes in unitholders' funds, together with their accompanying notes) as at 30 September 2008, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Mr Kee Teck Koon
Director

Mr Wee Hui Kan
Chief Executive Officer / Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
29 October 2008

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CapitaRetail China Trust

News Release

29 October 2008
For Immediate Release

CRCT's Third Quarter 2008[1] Distribution Exceeds Forecast[2] By 10.5%

Portfolio achieved year-on-year[3] net property income growth of 54.5%
Refinancing terms secured for US$105.0 million loan facility maturing on 21 November 2008

Singapore, 29 October 2008 – CapitaRetail China Trust Management Limited ("CRCTML"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce a distributable income of S$12.4 million to unitholders of CRCT ("Unitholders") for Third Quarter 2008[1]. This is an increase of S$1.2 million or 10.5% over the forecast[2] distributable income of S$11.3 million for Third Quarter 2008[1]. Distribution Per Unit in CRCT ("DPU") for Third Quarter 2008[1] is 2.01 cents (8.01 cents on an annualised basis), which is 10.5% higher than the forecast[2] DPU of 1.82 cents (7.25 cents on an annualised basis) for the same period.

The distributable income of S$12.4 million is approximately 96.9% of CRCT's total income available for distribution to Unitholders of S$12.8 million for the Third Quarter 2008[1]. If CRCT were to distribute 100.0% of its income available for distribution in Third Quarter 2008[1], the DPU would be 2.08 cents for Third Quarter 2008[1] (8.27 cents on an annualised basis), which would be 14.1% above the forecast[2]. CRCT remains committed to distribute 100.0% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

[1] For the period from 1 July 2008 to 30 September 2008
[2] The forecast is as shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008
[3] Third Quarter 2008 vis-à-vis Third Quarter 2007

Mr Wee Hui Kan, Chief Executive Officer of CRCTML, said, "We are pleased to have outperformed our forecast[2] in Third Quarter 2008[1]. Year-on-year[3], the portfolio has registered robust growth with gross revenue and net property income increasing 48.3% and 54.2% respectively. Under the current volatile market conditions, the management will focus on driving organic growth through pro-actively managing our portfolio of assets and prudent cost management. We will also continue to manage our debt conservatively and are pleased to have secured comfortable refinancing terms for the US$105.0 million loan facility maturing in late November 2008."

Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008[1] distributable income, so as to help negate any fluctuating income flow in Fourth Quarter 2008[4], thereby providing Unitholders with stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008[5] distributable income, CRCT has retained S$1.3 million of its year-to-date[6] distributable income. CRCT remains committed to distribute 100.0% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.

Debt Capital Management

As at 30 September 2008, CRCT's gearing is 31.0% and has an interest cover of 8.0 times. Total borrowings stands at S$344.2 million. The borrowings include a US$105.0 million loan facility which matures on 21 November 2008. CRCTML has secured the refinancing terms with the current bank based on an interest rate which is within the forecast[2]. The next major term refinancing is not due until 2010.

[4] For the period from 1 October 2008 to 31 December 2008
[5] For the period from 1 April 2008 to 30 June 2008
[6] For the period from 1 January 2008 to 30 September 2008

Summary of CRCT Results (1 July 2008 to 30 September 2008)

	1 Jul 08 – 30 Sep 08		Variance		YTD 2008[7]
	Actual	**Forecast[2]**	**Amount**	**%**	**Actual**
Gross Revenue (RMB'000)	140,336	147,141	(6,805)	(4.6)	391,017
Net Property Income (RMB'000)	89,999	91,806	(1,807)	(2.0)	247,106
Gross Revenue (S$'000)	28,300	29,134	(834)	(2.9)	77,575
Net Property Income (S$'000)	18,143	18,178	(35)	(0.2)	49,023
Distributable Income (S$'000)	12,445	11,259	1,186	10.5	31,780
Distribution Per Unit ("DPU")					
For the period (Singapore cents)	2.01	1.82	0.19	10.5	5.26
Annualised (Singapore cents)	8.01	7.25	0.76	10.5	7.02
Annualised Distribution Yield					
- S$0.72 per unit (closing as at 30 Sep 2008)	11.13%	10.07%	1.06%	10.5	9.75%
- S$0.51 per unit (closing as at 28 Oct 2008)	15.71%	14.22%	1.49%	10.5	13.76%

Gross Revenue and Net Property Income ("NPI")

CRCT's gross revenue for Third Quarter 2008[1] was RMB140.3 million (S$28.3 million) representing a year-on-year[3] increase of RMB45.7 million (S$9.3 million) or 48.8% over Third Quarter 2007[8]. This is mainly attributed to revenue contribution from Xizhimen Mall, which was acquired on 5 February 2008, as well as occupancy growth at Wangjing Mall, Qibao Mall and Xinwu Mall. On a comparable portfolio basis, CRCT's gross revenue for Third Quarter 2008[1] was RMB101.7 million (S$20.5 million), representing a year-on-year[3] increase of RMB7.1 million (S$1.5 million) or 7.5% over Third Quarter 2007[8].

CRCT's NPI for Third Quarter 2008[1] was RMB90.0 million (S$18.1 million), representing a year-on-year[3] increase of RMB31.6 million (S$6.4 million) or 54.5% over Third Quarter 2007[8]. On a comparable portfolio basis, CRCT's NPI for Third Quarter 2008[1] was RMB64.5 million (S$13.0 million), representing a year-on-year[3] increase of RMB 6.1 million (S$1.3 million) or 10.4% over Third Quarter 2007[8].

[7] For the period from 1 January 2008 to 30 September 2008
[8] For the period from 1 July 2007 to 30 September 2007

Portfolio Update

CRCT's portfolio registered a strong committed occupancy rate of 97.8% in Third Quarter 2008[1]. Wangjing Mall registered 100.0% committed occupancy whilst Qibao Mall's committed occupancy rate grew from 88.8% to 92.0% in Third Quarter 2008[1]. As at 30 September 2008, the average portfolio rental rates achieved for new leases and renewals registered 16.9%[9] above forecast[2].

Redevelopment works at Saihan Mall are underway in phases. Phase 1, with 84.0% of the proposed work completed, was officially opened for business on 12 September 2008 with a high committed occupancy rate of 99.5%. New tenants at the mall include KFC, Shiseido, Vero Moda, Pretty Valley (汇美舍), Bai Li and Yishinoya. The relocated Beijing Hualian Supermarket is also trading well with a revamped look and improved layout. The opening of Saihan Mall, previously master-leased to the Beijing Hualian Group, marks the first one-stop modern shopping destination in the city of Huhehaote.

Proposed Acquisition of Phase 2 of Xizhimen Mall, Beijing

On 29 September 2008, CRCTML announced that CRCT has entered into a conditional sale and purchase agreement with Beijing Finance Street Construction Development Co. Ltd, to acquire Xizhimen Mall Basement 1 Extension ("Phase 2"), which will add 9,217 Square Metres ("sqm") of Gross Rentable Area ("GRA") to the current Xizhimen Mall, bringing Xizhimen Mall's total GRA post-acquisition to 83,074 sqm. The agreed total acquisition consideration is approximately RMB195.0 million (S$39.0 million), which translates into an estimated NPI yield of 9.1%, assuming 100.0% committed occupancy and current average rental rates commanded at the basement level of Xizhimen Mall. The proposed acquisition, which is intended to be fully funded through external debt and internal cash reserves, is expected to be completed by First Quarter 2009[10].

---

[9] For Wangjing Mall, Jiulong Mall, Qibao Mall, Xinwu Mall and Xizhimen Mall
[10] For the period 1 January 2009 to 31 March 2009

About CapitaRetail China Trust (www.capitaretailchina.com)

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in People's Republic of China ("China"), Hong Kong and Macau.

The current portfolio of eight retail mall properties is located in China's five key cities. The properties are Xizhimen Mall, Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Saihan Mall (formerly known as Jinyu Mall) in Huhehaote and Xinwu Mall in Wuhu. As at 30 September 2008, the total asset size of CRCT is approximately S$1.2 billion.

All the malls in the portfolio are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns. The anchor tenants are complemented by popular specialty brands such as Sport 100, Esprit, Watsons, KFC, Pizza Hut, Colour Jeans etc.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, the largest listed real estate companies in Southeast Asia.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through

trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited
(Company Registration No. *200611176D*)

Analyst / Investor / Media Contact
Ms Lynn HO
DID: (65) 6826 5352
Email: lynn.ho@capitaland.com

CapitaRetail China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Financial Results For Third Quarter 2008



29 October 2008

82 - 4507

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT Offer Information Statement ("OIS") dated 25 January 2008. This shall be read in conjunction with paragraph 9 of CRCT 2008 Second Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

CapitaRetail China Trust

82 - 4507

Contents

1. Financial Highlights
2. Financial Results for 3Q 2008
3. Portfolio Update
4. Asset Enhancement Update
5. Proposed Acquisition of Xizhimen Mall Phase 2

Financial Highlights



CapitaRetail China Trust

82 - 4507

Summary of Results

3Q 2008 (1 Jul 08 – 30 Sep 08): Distributable Income[1] Exceeds Forecast[2] by 10.5%

	1 Jul 08 – 30 Sep 08			5 Feb 08 – 30 Sep 08[3]			YTD 2008[4]
	Actual	Forecast[2]	Change (%)	Actual	Forecast[2]	Change (%)	Actual
Gross Revenue (RMB'000)	140,336	147,141	(4.6)	355,661	362,126	(1.8)	391,017
Net Property Income (RMB'000)	89,999	91,806	(2.0)	225,600	226,334	(0.3)	247,106
Gross Revenue (S$'000)	28,300	29,134	(2.9)	70,583	71,702	(1.6)	77,575
Net Property Income (S$'000)	18,143	18,178	(0.2)	44,771	44,816	(0.1)	49,023
Distributable Income[1] (S$'000)	12,445	11,259	10.5	29,278	26,608	10.0	31,780
Distribution Per Unit ("DPU") For the period	2.01¢	1.82¢	10.5	4.73¢	4.30¢	10.0	5.26¢
Annualised	8.01¢	7.25¢	10.5	7.24¢	6.58¢	10.0	7.02¢
Annualised Distribution Yield							
-S$0.72 per unit (closing as at 30 Sep 2008)	11.13%	10.07%	10.5	10.06%	9.14%	10.0	9.75%
-S$0.51 per unit (closing as at 28 Oct 2008)	15.71%	14.22%	10.5	14.20%	12.90%	10.0	13.76%

S$0.4 million of income available for distribution in 3Q 2008 was retained[1]. If CRCT were to distribute 100% of its income, DPU would be 2.08 cents in 3Q 2008, i.e. 14.1% above its forecast[2]

CRCT remains committed to distribute 100% of its income available for distribution for FY2008

1. Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008 distributable income, so as to help negate any fluctuating income flow in the Fourth Quarter 2008, thereby providing Unitholders with more stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008 distributable income, CRCT has now retained $1.3 million of its year-to-date distributable income. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.
2. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008.
3. Xizhimen Mall was acquired on 5 February 2008.
4. For the period from 1 January 2008 to 30 September 2008.

CapitaRetail China Trust

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Financial Results for 3Q 2008



CapitaRetail China Trust

Distribution Statement

S$'000	1 Jul-30 Sep 08 Actual	1 Jul - 30 Sep 08 Forecast[2]	Variance (%)	YTD 2008[1] Actual
Gross Revenue	28,300	29,134	(2.9)	77,575
Less property operating expenses	(10,157)	(10,956)	(7.3)	(28,552)
Net property income	**18,143**	**18,178**	**(0.2)**	**49,023**
Non-operating income/(expense)	(170)	-	N.M[4]	(670)
Other trust expenses	(1,948)	(2,135)	(8.76)	(5,810)
Net Interest expenses	(1,323)	(3,500)	(62.2)	(4,748)
Net income before change in fair value of fin. Derivatives, inv. ptys & unrealised FX gain	**14,702**	**12,543**	**17.2**	**37,795**
Changes in fair value of fin. derivatives & inv. ptys	1,417	-	N.M[4]	16,277
Foreign exchange loss - unrealised	423	-	N.M[4]	1,094
Net income before taxation	**16,542**	**12,543**	**31.9**	**55,166**
Taxation	(3,110)	(1,754)	77.3	(13,593)
Minority Interest	(73)	(68)	7.4	(130)
Distribution Adjustment	(914)	538	N.M[4]	(9,663)
Distributable Income[3]	**12,445**	**11,259**	**10.5**	**31,780**
Distribution Per Unit (for the period)	**2.01¢**	**1.82¢**	**10.5**	**5.26¢**
Annualised Distribution Per Unit	**8.01¢**	**7.25¢**	**10.5**	**7.02¢**

1. For the period from 1 January 2008 to 30 September 2008
2. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008
3. Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008 distributable income, so as to help negate any fluctuating income flow in the Fourth Quarter 2008, thereby providing Unitholders with more stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008 distributable income, CRCT has now retained $1.3 million of its year-to-date distributable income. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.
4. N.M.-not meaningful

CapitaRetail China Trust

Distributable Income : 3Q 2008

Distributable Income[1] exceeds forecast[2] by 10.5%

	3Q 2008 (S$)		Fav / (Unfav)
	Actual	Forecast[2]	S$'000
Net Property Income	18,143	18,178	(35)
Distributable Income[1]	12,445	11,259	1,186

Distributable Income[1] in 3Q 2008 is favourable at S$1,186,000 mainly due to:-

	S$'000
Net interest saving	**2,177**
Higher taxation	**(939)**
Depreciation and amortisation	**251**
Retained income available for distribution[1]	**(400)**

If CRCT were to distribute 100% of its income, distributable income would be S$12.8 million in 3Q 2008, i.e. 14.1% above its forecast[2]

1. Asset enhancement works at Saihan Mall are taking place in phases. To be prudent, the Manager has retained S$0.4 million of its Third Quarter 2008 distributable income, so as to help negate any fluctuating income flow in the Fourth Quarter 2008, thereby providing Unitholders with more stable distributions. Including the retention of S$0.9 million of its Second Quarter 2008 distributable income, CRCT has now retained $1.3 million of its year-to-date distributable income. CRCT remains committed to distribute 100% of its income available for distribution to Unitholders for the full financial year ending 31 December 2008.
2. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

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Property Gross Revenue (in RMB) : 1 Jul- 30 Sep 2008 - Actual vs Forecast[1]


CRCT Portfolio
140,336
147,141
4.6%
Xizhimen Mall
38,633
38,510
Wangjing Mall
33,440
32,105
Anzhen Mall
19,269
19,269
Zhengzhou Mall
11,875
11,875
Jiulong Mall
9,997
9,959
Saihan Mall
4,349
11,381
Phase 1a opened on 12 September 2008
Qibao Mall
17,540
19,027
Xinwu Mall
5,233
5,015
0
20000
40000
60000
80000
100000
120000
140000
160000
RMB'000
Actual
Forecast1

1. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

Property Operating Expenses (in RMB): 1 Jul- 30 Sep 2008 - Actual vs Forecast[1]



CRCT Portfolio
50,337
55,335
9.0%
Xizhimen Mall
13,088
13,032
Wangjing Mall
11,500
11,738
Anzhen Mall
3,367
3,340
Zhengzhou Mall
2,156
2,298
Jiulong Mall
1,915
1,926
Saihan Mall
2,511
5,454
Phase 1a opened on 12 September 2008
Qibao Mall
11,796
13,269
Xinwu Mall
4,004
4,278
0
10000
20000
30000
40000
50000
60000
RMB'000
Actual
Forecast1

1. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

82 - 4507

Net Property Income (in RMB) : 1 Jul – 30 Sep 2008 - Actual vs Forecast[1]


CRCT Portfolio
89,999
91,806
2.0%
Xizhimen Mall
25,545
25,478
Wangjing Mall
21,940
20,367
Anzhen Mall
15,902
15,929
Zhengzhou Mall
9,719
9,577
Jiulong Mall
8,082
8,033
Saihan Mall
1,838
5,927
Phase 1a opened on 12 September 2008
Qibao Mall
5,744
5,758
Xinwu Mall
1,229
737
0
20000
40000
60000
80000
100000
RMB'000
Actual
Forecast[1]

1. The forecast is based on the forecast shown in CRCT Offer Information Statement ("OIS") dated 25 January 2008

CapitaRetail China Trust

82 - 4507

Property Gross Revenue (in RMB) : 3Q 2008 vs 3Q 2007

Portfolio gross revenue registered robust y-o-y growth of 48.3% largely because of Xizhimen Mall


CRCT Portfolio
140,336
94,628
48.3%
Xizhimen Mall[1]
38,633
Wangjing Mall
33,440
28,884
Anzhen Mall
19,269
19,125
Zhengzhou Mall
11,875
11,930
Jiulong Mall
9,997
10,037
Saihan Mall
4,349
6,753
Phase 1a opened on 12 September 2008
Qibao Mall
17,540
13,918
Xinwu Mall
5,233
3,981
0
20000
40000
60000
80000
100000
120000
140000
160000
RMB'000
3Q 2008
3Q 2007

1. Acquired on 5 February 2008.

CapitaRetail China Trust

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Net Property Income (in RMB) : 3Q 2008 vs 3Q 2007

Portfolio NPI rose 54.2% y-o-y



CRCT Portfolio
89,999
58,382
54.2%
Xizhimen Mall[1]
25,545
Wangjing Mall
21,940
20,598
Anzhen Mall
15,902
15,834
Zhengzhou Mall
9,719
9,735
Jiulong Mall
8,082
6,966
Saihan Mall
1,838
4,944
Phase 1a opened on 12 September 2008
Qibao Mall
5,744
-274
Xinwu Mall
1,229
579
-1000
19000
39000
59000
79000
99000
RMB'000
3Q 2008
3Q 2007

1. Acquired on 5 February 2008.

CapitaRetail China Trust

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Property Gross Revenue (in RMB) : 3Q 2008 vs 3Q 2007
- Comparable Portfolio [1]

Comparable portfolio[1] gross revenue registered y-o-y growth of 7.5%



CRCT Portfolio[1]
101,703
94,628
7.5%
Wangjing Mall
33,440
28,884
Anzhen Mall
19,269
19,125
Zhengzhou Mall
11,875
11,930
Jiulong Mall
9,997
10,037
Saihan Mall
4,349
6,753
Phase 1a opened on 12 September 2008
Qibao Mall
17,540
13,918
Xinwu Mall
5,233
3,981
0
20000
40000
60000
80000
100000
120000
RMB'000
3Q 2008
3Q 2007

1. Excludes Xizhimen Mall which was acquired on 5 February 2008.

CapitaRetail China Trust

Debt Capital Information (as at 30 Sep 2008)

Debt Maturity Profile


344.2
Variable Rate 31.3%
Fixed Rate 68.7%
Anzhen - Secured (Variable Rate) – Onshore Loan
Trust - Unsecured (Fixed Rate) – Offshore Loan
Trust - Unsecured (Fixed Rate) – Offshore Loan
Trust - Unsecured (Variable Rate) – Offshore Loan
Refinancing secured for next 2 years
148.6
27.5
19.0
148.6
88.0
61.1
Total Borrowings
2008
2009
2010
2011
(in S$ millions)

Key Statistics of CRCT

Gearing Ratio	31.0%
Interest Cover	8.0 times
Average Cost of Debt	2.2%

Net Interest Savings for 1 July – 30 September 2008

	S$'000
Actual interest expense	1,479
Forecast interest expense	3,500
Interest expense saving [1]	2,021
Add:	
Unbudgeted interest income [2]	156
Net interest savings	2,177

1. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million and S$88.0 million unsecured two-year term loan facility.
2. An interest income of S$0.2 million was mainly earned from surplus funds held by the trust.

CapitaRetail China Trust

Balance Sheet

As at 30 Sep 2008	S$'000
Investment properties	1,146,107
Other assets	25,472
Cash and cash equivalents	55,552
Total Assets	**1,227,131**
Interest-bearing borrowings	344,212
Deferred tax liabilities	29,308
Financial derivatives	14,047
Other liabilities	96,874
Total Liabilities	**484,441**
Minority interest	**14,933**

Net assets attributable to Unitholders (S$'000)	**727,757**
Units In Issue ('000 units)[1] (as at 30 Sep 2008)	**618,026**
NAV per unit	**S$1.18**
Adjusted NAV per unit (net of distribution)	**S$1.16**

1. Include units issued in 3Q 2008 to the Manager as payment for the performance component of the asset management fees for 2Q 2008.

CapitaRetail China Trust

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82 - 4507

Portfolio Update



CapitaRetail China Trust

Committed Occupancy Rates

CRCT Portfolio Committed Occupancy Rate Grew Closer to 100%

	As at 30 Sep 07[1]	As at 31 Dec 07[1]	As at 31 Mar 08[1]	As at 30 Jun 08[1]	As at 30 Sep 08[1]
Wangjing Mall	99.4%	99.2%	99.4%	99.7%	100%
Jiulong Mall	100%	100%	100%	100%	100%
Anzhen Mall	100%	100%	100%	100%	100%
Qibao Mall	79.4%	81.1%	80.9%	88.8%	92.0%
Zhengzhou Mall	100%	100%	100%	100%	100%
Saihan Mall[4]	100%	N.M.[2]	N.M.[2]	N.M.[2]	99.5%[5]
Xinwu Mall	96.7%	95.5%	94.5%	94.1%	94.8%
Xizhimen Mall	N.A.[3]	N.A.[3]	87.5%	96.7%	96.0%
CRCT Portfolio[6]	95.9%	95.6%	94.1%	97.1%	97.8%

1. Based on committed leases.
2. N.M. – not meaningful as the mall is undergoing extensive asset enhancement works.
3. N.A. – not applicable. Xizhimen Mall was acquired on 5 February 2008.
4. Saihan Mall Phase 1a opened on 12 September 2008.
5. Based on area ready for occupation upon completion of Saihan Mall Phase 1a.
6. Based on CRCT's 51.0% ownership interest of Xinwu Mall.

Summary of New Leases & Renewals

As at 30 Sep 2008

Property[1]	No. of new leases/renewals[2]	Net incremental monthly rental vs forecast (RMB '000)	Variance over forecast (%)
Wangjing Mall	50	132.9	20.4
Jiulong Mall	1	10.8	7.0
Qibao Mall	50	402.2	29.3
Xinwu Mall	33[3]	54.2	52.7
Xizhimen Mall	67	285.8	16.2
CRCT Portfolio	201	885.9[4]	21.9[4]

A total of 201 new leases/renewals, including 45 new leases at newly created lettable area, were committed since 1 January 2008. 16.9% variance over forecast is contributed by new leases and renewals. Remaining 5% is contributed by new leases at newly created area.

1. Anzhen Mall and Zhengzhou Mall are under long-term master lease arrangements. Saihan Mall Phase 1a opened on 12 September 2008.
2. Based on the period from 1 January 2008 to 30 September 2008.
3. Excluding 11 new leases/renewals in Xinwu Mall which rents are payable on the base rent plus a percentage of turnover or on a percentage of turnover only.
4. Based on CRCT's 51.0% ownership interest in Xinwu Mall.

CapitaRetail China Trust

Portfolio Lease Expiry Profile (By Year)

94.4%[1] of our forecast gross rental revenue for 2008 has been locked in

As at 30 Sep 2008	No. of Leases	Gross Rental Income[2] RMB'000	Gross Rental Income[2] % of total[3]
2008	106	1,034	2.2%
2009	360	8,706	18.8%
2010	183	8,450	18.3%
2011	45	3,006	6.5%
2012	13	2,118	4.6%
Beyond 2012	48	22,917	49.6%

CRCT Portfolio	Weighted average lease term to expiry
By Gross Rent[2]	8.1 years
By Gross Rentable Area ("GRA")[2]	11.9 years

1. Based on all committed leases as at 30 Sep 2008 and assuming the remaining leases due for renewal in 2008 are not renewed and left vacant.
2. Based on CRCT's 51.0% ownership interest of Xinwu Mall.
3. Percentage of total gross rental income based on committed leases as at 30 September 2008.

CapitaRetail China Trust

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Portfolio Lease Expiry Profile for 2008 (By Property)

As at 30 Sep 2008	No. of Leases	Gross Rentable Area[1]		Gross Rental Income[1]	
		sq m	% of total	RMB'000	% of total[2]
Wangjing Mall	27	1,022	1.5%	344	3.2%
Jiulong Mall	0	0	0%	0	0%
Anzhen Mall	0	0	0%	0	0%
Qibao Mall	13	1,112	1.5%	324	5.6%
Zhengzhou Mall	0	0	0%	0	0%
Xinwu Mall	42	1,855	4.1%	181	11.0%
Xizhimen Mall	24	737	1.0%	274	2.1%
Saihan Mall[3]	0	0	0%	0	0%

1. Based on CRCT's 51.0% ownership interest of Xinwu Mall.
2. As percentage of total gross rental income for the month of September 2008.
3. Saihan Mall Phase 1a opened on 12 September 2008.

CapitaRetail China Trust

Shopper Traffic

Shopper traffic at Qibao Mall, Xinwu Mall and Xizhimen Mall registered robust q-o-q growth

Property[1]	Average daily traffic count in 3Q 2007[3]	Average daily traffic count in 2Q 2008[4]	Average daily traffic count in 3Q 2008[5]	% increase (y-o-y)	% increase (q-o-q)
Wangjing Mall	21,028	21,407	18,278	(13.1)%[2]	(14.6)%[2]
Qibao Mall	24,525	21,809	26,240	7.0%	20.3%
Xinwu Mall	30,009	21,672	29,797	(0.7)%	37.5%
Xizhimen Mall	N.A[6]	24,410	37,362	N.A[6]	53.1%

1. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall. Saihan Mall Phase 1a opened on 12 September 2008.
2. Wangjing Mall is a suburban mall and is directly affected by various restrictions and measures enforced by the government during Beijing Olympics and Para-Olympics, such as curbs on mall's promotional activities, strict visa controls resulting in departure of short term visitors e.g. the Korean community residing in the area around Wangjing Mall.
3. For the period from 1 July 2007 to 30 September 2007.
4. For the period from 1 April 2008 to 30 June 2008.
5. For the period from 1 July 2008 to 30 September 2008.
6. N.A. – not applicable. Xizhimen Mall was acquired on 5 February 2008.

CapitaRetail China Trust

Tenants' Sales

Year-on-year same-store sales grew strongly across the malls[1]

	Average monthly sales per sq m 3Q 2007[2] (RMB)	Average monthly sales per sq m 3Q 2008[3] (RMB)	% increase (y-o-y)
Wangjing Mall (Sample size: 82)[1]	1,124.8	1,383.0	23.0%
Qibao Mall (Sample size: 45)[1]	749.7	1,077.6	43.7%
Xinwu Mall (Sample size: 28)[1]	329.4	443.4	34.6%

1. Includes only tenants with complete GTO information since 2Q 2007 at Wangjing Mall, Qibao Mall and Xinwu Mall. Xizhimen Mall was excluded from the comparison as it was only acquired on 5 February 2008 and Saihan Mall Phase 1a opened on 12 September 2008.
2. For the period from 1 July 2007 to 30 September 2007 and calculated using the total Net Lettable Area of the sample size.
3. For the period from 1 July 2008 to 30 September 2008 and calculated using the total Net Lettable Area of the sample size.

CapitaRetail China Trust

Asset Enhancement Update



CapitaRetail China Trust

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Saihan Mall
Update of Asset Enhancement Works

Saihan Mall has been transformed into a one-stop modern shopping destination - the first of its kind in Huhehaote


CapitaRetail
New facade


KFC
At the opening of Saihan Mall

- **Previously master-leased to BHG, now reconfigured and prime space recovered for higher yielding specialty tenants**
- **New tenants include:**

KFC SHISEIDO Pretty Valley 汇美舍 达芙妮 DAPHNE VERO MODA

CapitaRetail China Trust

Saihan Mall
Update of Asset Enhancement Works

- Level 1 to 3 (Phase 1a)
  - Opened on 12 September 2008 with 99.5%[1] committed occupancy
  - Transformed mall became a one-stop modern shopping attraction that is well received by local authority and community
  - Relocated Beijing Hualian supermarket trading well with renewed look and improved layout

1. Based on area ready for occupation upon completion of Saihan Mall Phase 1a.

CapitaRetail China Trust

Proposed Acquisition of Xizhimen Mall Phase 2



CapitaRetail China Trust

Proposed Acquisition of Xizhimen Mall Phase 2

- On 29 September 2008, CRCTML announced the proposed acquisition of Phase 2 of Xizhimen Mall, Beijing, at a total acquisition consideration of approximately S$39.0 million
- Phase 2 is the planned extension of the basement level 1, which has a seamless link to the Xizhimen MRT station for Line 2 and 4, and the future national railway
- Phase 2 will increase Xizhimen Mall's total GRA to 83,074sqm, providing an enlarged quality space for a wider array of offerings and a more vibrant shopping experience for shoppers
- Given the enhanced connectivity from Phase 2, Xizhimen Mall is expected to benefit from a higher shopper traffic and enhanced rental income growth overtime
- Phase 2 stabilised NPI yield is expected to be approximately 9.1%[1], comparing favourably against Phase 1 Xizhimen Mall's entry yield of 5.7%[2]

1. Assuming 100% committed occupancy rate and current average rental rates commanded at the basement level 1 of Xizhimen Mall.
2. Based on average occupancy rate of 88.7%.

CapitaRetail China Trust

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Competitive Strengths of the Xizhimen Mall –
Strategic Location with Large Shopper Catchment

Located at one of only two inter-modal, multi-level public transportation hubs in Beijing



Beijing Subway Plan 2008
To Changping
To Shunyi
Beijing Capital International Airport
Wangjing Mall
Anzhen Mall
Xizhimen Mall
Jiulong Mall
Huangzhuang
Zhichunlu
Xierqi
Baishiqiao
Xizhimen
Yonghegong
Dongzhimen
Fuxingmen
Xidan
Dongdan
Jianguomen
Sihuidong
Military Museum
Xuanwumen
Chongwenmen
Guomao
Yonghe Ingmen
Songjiazhuang
Jiaomen bei
To Liangxiang
Yizhuang Light Rail

- Served by MRT lines, national railway, and major bus routes
- Commuter traffic of ~300,000 on weekdays and ~600,000 on weekends[1]
- Proximity to middle-class residential areas, Beijing Finance Street, Zhongguancun District
- Retail spending of catchment population is ~15% to 20% above Beijing average[1]

Phase 2 builds on the same property merits, and would be a quality addition to the portfolio

1. Estimates by Urbis JHD Pty Ltd.

CapitaRetail China Trust

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Acquisition of Phase 2 Development Provides Further Value Creation Opportunity

Direct Pedestrian Connectivity to the adjacent MRT and railway stations provide additional growth

Phase 2 will add 9,217 sqm or 12.4% of GRA to Xizhimen Mall



To Beijing North railway station
To Xizhimen MRT station for Line 2 and Line 4
Phase 2
Phase 1

Floor Plan of Basement 1

CapitaRetail China Trust

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CapitaRetail China Trust

For enquiries contact:
Ms Lynn Ho
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265352
Email: lynn.ho@capitaland.com
Website: www.capitaretailchina.com

CapitaRetail China Trust

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THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

For Immediate Release

NEWS RELEASE

ASCOTT AWARDED CONTRACT TO MANAGE ANOTHER PREMIER SERVICED RESIDENCE IN BEIJING

Ascott expands presence in China with Ascott Beijing Raffles City in iconic development Raffles City Beijing

Singapore, 29 October 2008 - CapitaLand's wholly-owned serviced residence unit, The Ascott Group (Ascott), has been awarded a contract to manage another premier serviced residence in Beijing. The 175-unit Ascott Beijing Raffles City is part of Raffles City Beijing, an integrated lifestyle development comprising a retail podium, an office tower and residential apartments.

Ascott Beijing Raffles City is the Group's fifth serviced residence property in Beijing. It is targeted to open in the second half of 2009, and is centrally located in Dongzhimen, Dongcheng District, one of the most vibrant areas in Beijing. The property is also near the second embassy district, where many embassies and over 500 foreign enterprises are located.

Ascott Beijing Raffles City sits diagonally across a transportation hub and is about 20 minutes away from the airport via the light railway. Located near the Forbidden City and the famous Sanlitun nightlife area, the property is close to a range of top class dining and leisure outlets.

Ms Jennie Chua, President & CEO of The Ascott Group said: "Our serviced residences in Beijing have been achieving healthy occupancy of about 80%. With China's continued progress and growth potential, we believe there will be demand for quality accommodation provided by serviced residences. This is in line with expectation that international companies will establish or expand their presence in the key cities of China."

Mr Gerald Lee, CEO of Ascott Hospitality, the hospitality management arm of The Ascott Group said: "With its prime location, and Ascott's strong track record in managing award-winning serviced residences, we are confident that Ascott Beijing Raffles City will become a sought-after accommodation option in the capital. With Ascott Beijing Raffles City, Ascott now manages 162 properties worldwide, of which 67 are owned by the Group."

Ascott Beijing Raffles City will be the Group's fifth Ascott-branded serviced residence property in China. The other four are Ascott Beijing, Ascott Shanghai Pudong, Ascott Guangzhou, and Ascott Shenzhen

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Maillen. The latter is slated to open in 2010. Other newly added properties in China that will commence operations in the next two years are Citadines Xi'an Gaoxin, Citadines Wuhan Zhuankou and Somerset Heping, Shenyang. By then, Ascott will have more than 5000 units in 26 properties in 12 cities across China.

About Raffles City Beijing

Raffles City Beijing will comprise a Grade A office tower (GFA: approximately 39,128 square metres), a retail mall (GFA: approximately 29,831 square metres) and serviced residences. It is slated for completion in 2009.

Raffles City Beijing is located near the Forbidden City and within the inner East Second Ring Road, in an area in Dongzhimen that has been zoned to be Beijing's largest transportation hub. The area boasts a rich heritage and is also slated for the headquarters of many state-owned enterprises.

The transportation hub at Dongzhimen is an interchange station for buses and Metro Lines 2 and 13. The hub is linked to a newly built light railway that connects to the Beijing International Airport. Raffles City Beijing has direct access to the interchange station.

The development is designed by internationally acclaimed architect, Stephen Pimbley from Alsop Architects.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 16,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 6,000 units which are under development, making a total of over 22,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 59 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include TTG Travel Awards 2008 'Best Serviced Residence Operator', Business Traveller UK Awards 2008 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2008 'Best Serviced Residence Brand' and 'Best Serviced Residence', TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', and DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by :The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice-President, Corporate Communications
Tel: (65) 6500 3399 HP: (65) 9682 5458 Email: celina.low@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 HP: (65) 9848 8929 Email: foo.siewshyan@the-ascott.com

CapitaLand

ROCK

30 October 2008
For Immediate Release

NEWS RELEASE

Groundbreaking of the Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north

A spectacular icon and unique lifestyle experience in the making

Singapore, 30 October 2008 – Rock Productions Pte Ltd ("Rock") and CapitaLand Limited ("CapitaLand") jointly hosted an official groundbreaking ceremony for the Integrated Civic, Cultural, Retail and Entertainment Hub ("Integrated Hub") this morning. The ceremony was attended by more than 120 guests comprising Singapore Government officials, property analysts, the media, practitioners from the local and international arts and entertainment industries, as well as CapitaLand's tenants and business associates.

Strategically sited at Vista Xchange, the Integrated Hub will comprise a *Civic and Cultural Zone*, measuring approximately 38,000 square metres ("sqm") in Gross Floor Area ("GFA"), and a *Retail and Entertainment Zone*, measuring over 24,000 sqm in GFA. Vista Xchange is the corporate and business centre as well as a lifestyle and cultural hub of the 200-hectare one-north precinct by JTC Corporation. The *Civic and Cultural Zone* is owned and managed by Rock, while the *Retail and Entertainment Zone* is owned and managed by CapitaLand.

The nine levels of *Civic and Cultural Zone* will complement the range of performing arts venues currently available in Singapore. It will house a 5,000-seat state-of-the-art multi-purpose performance and concert theatre which will have high quality acoustics designed for amplified performances. Coupled with the latest technology and facilities to enhance audience experience, this theatre is poised to become the venue of choice for touring concert productions, stage shows, family entertainment and attractions as well as corporate and community events.

In addition, the *Civic and Cultural Zone* will accommodate secondary performance and event spaces, such as an outdoor amphitheatre, that will support the main goals of the upcoming art and cultural centre, ensuring that the venue acts as a central hub catering to various cultural groups. IMG Artists, the pre-eminent global performing arts management company, has been appointed to consult on and develop the strategies for the marketing and programming efforts for the *Civic and Cultural Zone*.

Forming the base structure of the outstanding development is four levels, two above ground and two basement levels, of *Retail and Entertainment Zone*. The *Retail and Entertainment Zone* is positioned as a vibrant retail food and beverage, lifestyle, cum entertainment destination of choice for the one-north communities, residents in the one-north precinct and beyond. The 35-metre high Grand Foyer, which connects the *Retail and Entertainment Zone* at the base of the Integrated Hub and the *Civic and Cultural Zone* at the top, is envisaged to become a rich and lush forest garden filled with paths and plazas, outdoor eating and entertainment areas weaving in and out of tall palms, exotic greenery and water features.

Visitors can walk along the gradually gradient spiral walkway to experience the full array of offerings on the various floors or enjoy alfresco dining or entertainment amidst luxuriant greenery, water features and a verdant cool environment. Greenery and trees also wrap around all sides of the building at street level, where walkways, drop-off points, a taxi stand and outdoor refreshment areas all form part of a lively and shady streetscape.

On Basement 2, the tenant mix is expected to include a concept food hall, gourmet supermarket, fast-food and family restaurants, casual café and convenience or other services stores. Basement 1 will see hip coffee joints, casual dining outlets, café and desert bars, beauty services, lifestyle fashion, fashion accessories and lifestyle gift shops taking root. Level 1 will be home to lifestyle cafes, bistro, restaurant and wine bars, whilst Level 2 will comprise chill-out wine bars and talk-of-the-town hip and thematic dance clubs. Level 1 will provide direct access to visitors to the adjacent Buona Vista mass rapid transit station.

Designed by Andrew Bromberg of Aedas Pte Ltd, the Integrated Hub will be a distinctive landmark in the one-north precinct with its stunning architecture. With exterior decorative lighting features adorning its facade, the Integrated Hub will be a beautiful illuminating structure against the backdrop of the night sky.

The unique design of the building aims to harmoniously blend technology and nature, steel and foliage, and at the same time, seamlessly blend the two zones. Sustainability is another key feature of the Integrated Hub. The retail floors, civic area and outdoor amphitheatre open up to the 35-metre high Grand Foyer, encouraging air movement and minimising the need for air-conditioning while offering a cool and shaded environment that can be enjoyed all year round.



East Exterior Perspective

CIVIC AND CULTURAL ZONE



5,000-Seat Theatre



400-Seat Outdoor Amphitheatre

RETAIL AND ENTERTAINMENT ZONE



Retail and Entertainment Zone (East View)



Basement 2 Atrium Perspective

About Rock Productions Pte Ltd (www.rockproductions.com)

Rock Productions Pte Ltd (Rock) is a Singapore-incorporated and resident company since August 1998. Rock owns and manages the Rock Auditorium at Suntec City Mall, a premier performance and lecture venue, the adjoining Rock Gifts & Book Centre as well as Marine Cove, the beach-front recreational and gastronomical establishment in the heart of East Coast Park. On 7 September 2007, Rock was awarded the tender to build, lease and operate the Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north, on a 60-year lease term by Jurong Town Corporation (JTC).

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

About CapitaLand Retail Limited (www.capitalandretail.com)

CapitaLand Retail Limited (CapitaLand Retail) is the retail real estate business unit of CapitaLand. With a portfolio of over 115 retail malls in Singapore, China, India, Japan and Malaysia, comprising a total net lettable area of 56.0 million square feet, CapitaLand Retail is the leading retail mall owner and manager in Asia.

In Singapore, CapitaLand Retail is the largest retail mall owner and manager with 18 retail properties in the suburban and central areas, comprising a total net lettable area of nearly 5.4 million square feet. The portfolio includes ION Orchard, the retail component of the upcoming iconic integrated development - Orchard Turn, located at

the gateway to Orchard Road, one of the world's famous shopping streets, and Clarke Quay, Singapore's premier food and beverage, entertainment cum lifestyle riverfront precinct. In addition, CapitaLand Retail owns and manages the upcoming Retail and Entertainment Zone at the Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north, which is expected to be completed by end-2011.

About Hexacon Construction Pte. Ltd (www.hexacon.com.sg)

Hexacon Construction Pte. Ltd. is a Singaporean main-contractor with more than 25 years of project experience for the biggest property developers in the country. The company's strength lies in its experience from handling a wide range of projects such as condominiums, hospitals, hotels, commercial buildings, education institutions, shopping malls and infrastructure projects such as bridges and highways. This versatility enables it to excel in providing the full range of construction services throughout the projects and to undertake large and complicated building projects.

Noteworthy projects successfully completed by the company include The Central, an 80,000 square metres gross floor area mixed shopping and office project, The Berjaya Le Morne 5 Star Resort in Mauritius built for Malaysia's Berjaya Group, The Singapore Embassy in Yangon, Myanmar, and the prestigious Singapore Recreation Club which recently provided part of the backdrop for Singapore's inaugural F1 race circuit.

Jointly Issued by:
Rock Productions Pte Ltd *(Co. Regn: 199804091D)*
CapitaLand Limited *(Co. Regn: 198900036N)*

Date: 30 October 2008

For enquiries on the *Civic and Cultural Zone*:

Media Contact
Sharon Tye (Ms)
Corporate Communications
Rock Productions Pte Ltd
HP: (65) 9626 0678
E-mail: sharon.tye@rockproductions.com

82 - 4507

For enquiries on the *Retail and Entertainment Zone*:

Media Contact
Tong Ka-Pin (Ms)
Corporate Communications
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com

Analyst Contact
Harold Woo (Mr)
Investor Relations
DID: (65) 6823 3210
Email: harold.woo@capitaland.com

82 - 4507

Embargoed for release till 5.05 pm, 31 October 2008

CapitaLand

CAPITALAND LIMITED

(Registration Number : 198900036N)

2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) **Income Statement**

		Group					
	Note	3Q 2008 S$'000	3Q 2007 S$'000	Change %	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	Change %
Revenue	A	**597,165**	**895,769**	**(33.3)**	**2,048,577**	**2,468,375**	**(17.0)**
Cost of sales	A	(336,377)	(620,479)	(45.8)	(1,255,983)	(1,621,839)	(22.6)
Gross profit		260,788	275,290	(5.3)	792,594	846,536	(6.4)
Other operating income	B	494,208	295,870	67.0	1,177,343	1,255,357	(6.2)
Administrative expenses	C	(86,492)	(142,844)	(39.5)	(324,651)	(367,747)	(11.7)
Other operating expenses	D	(52,055)	16,915	NM	(70,637)	14,813	NM
Profit from operations		616,449	445,231	38.5	1,574,649	1,748,959	(10.0)
Finance costs		(136,065)	(100,178)	35.8	(406,556)	(288,431)	41.0
Share of results (net of tax)							
- associates		43,942	35,272	24.6	360,704	520,400	(30.7)
- jointly-controlled entities		31,472	278,130	(88.7)	43,089	533,462	(91.9)
	E	75,414	313,402	(75.9)	403,793	1,053,862	(61.7)
Profit before taxation		555,798	658,455	(15.6)	1,571,886	2,514,390	(37.5)
Taxation	F	(111,574)	(56,947)	95.9	(207,518)	(189,441)	9.5
Profit after taxation		444,224	601,508	(26.1)	1,364,368	2,324,949	(41.3)
Attributable to:							
Equity holders of the Company ("PATMI")		**419,443**	**563,933**	**(25.6)**	**1,182,157**	**2,084,661**	**(43.3)**
Minority interests ("MI")		24,781	37,575	(34.0)	182,211	240,288	(24.2)
		444,224	601,508	(26.1)	1,364,368	2,324,949	(41.3)

NM : Not meaningful

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(ii) Explanatory Notes to Income Statement – 3Q 2008 vs 3Q 2007

(A) Revenue, Cost of Sales

The decrease in 3Q 2008's revenue was mainly attributable to lower sales from the Group's development projects, partly mitigated by revenue from retail malls in Malaysia, progressive recognition of sales for the Wilkie Edge project as well as higher fee-based income.

In line with lower revenue, cost of sales was also lower.

(B) Other Operating Income

S$'000		Group 3Q 2008	Group 3Q 2007	Group Change (%)
Other Operating Income		**494,208**	**295,870**	**67.0**
Investment income	(i)	5,028	3,359	49.7
Interest income		26,091	26,776	(2.6)
Other income (including portfolio gains)	(ii)	461,799	220,644	109.3
Fair value gain of investment properties		-	56,073	NM
Foreign exchange gain / (loss)	(iii)	1,290	(10,982)	NM

(i) The increase in investment income came mainly from the Group's various investments in China, Malaysia and Japan.

(ii) Other income included portfolio gains[1] of $432.7 million. The portfolio gains arose from the divestment of stakes in subsidiaries that owned Raffles City Beijing, Raffles City Chengdu, Raffles City Shanghai and Capital Tower Beijing and the completion of sale of 1 George Street to CapitaCommercial Trust. 2Q 2007's other income included portfolio gains of $213.1 million which came mainly from the divestment of stakes in an associated company and a jointly-controlled entity, owners of Chevron House and Raffles Hospital respectively, as well as the property, Hotel Asia.

(iii) 3Q 2008 foreign exchange gain of $1.3 million arose mainly from the settlement of GBP denominated forward contracts for hedging purposes as the SGD strengthened against the GBP.

3Q 2007 foreign exchange loss of $11.0 million arose mainly from the revaluation of USD and AUD denominated loan receivables as the USD and AUD had weakened against the SGD.

[1] *For properties sold to our REITs/funds, we have deferred a portion of the gains in proportion to our interests in the REITs /funds.*

(C) Administrative Expenses

S$'000	Group 3Q 2008	Group 3Q 2007	Group Change (%)
Administrative Expenses	**(86,492)**	**(142,844)**	**(39.5)**
Included in Administrative Expenses:-			
Depreciation and amortisation	(15,197)	(9,908)	53.4
Allowance for doubtful receivables and bad debts written off	(3,662)	(810)	352.1
Negative goodwill	55,195	-	NM

Administrative expenses comprise staff costs, depreciation expenses, operating lease expenses and other administrative expenses. 3Q 2008's administrative expenses of $86.5 million is net of a negative goodwill of $55.2 million which arose from the increased stake in Australand following the completion of its rights issue exercise. Excluding the negative goodwill, administrative expenses would be $141.7 million which was lower than last year mainly attributable to a reduction in staff and related costs.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

(D) Other Operating Expenses

Other operating expenses of $52.1 million in 3Q 2008 comprised provisions for income support in respect of the divestment of 1 George Street and the write down of certain investments in Japan and China. 3Q 2007's other operating expenses was a credit balance as a result of write backs of provision for profit warranty and penalty relating to tax dispute which were no longer required.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

The increased contribution from associates was attributable to better operational performance.

3Q 2008's share of jointly-controlled entities' results was lower as 3Q 2007's results included the fair value gain from the AIG Tower in Hong Kong and divestment gain from Somerset Baywater.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

The increase in tax expenses in the current quarter was largely attributable to the divestments in China.

Included in the tax expense was a $6.2 million write back of over-provision of tax for prior years (3Q 2007: $12.7 million).

(G) Gain from the sale of investments

The Group's profit after tax and minority interests ("PATMI") included the following net gains from the sale of investments / property, plant and equipment:

	3Q 2008
	S$M
Hua Lei Holdings Pte. Ltd. (owner of Capital Tower Beijing)	178.0
Raffles City China portfolio	102.8
1 George Street	37.7
Others	(1.1)
Total Group's share of gain after tax & MI for 3Q 2008	**317.4**

	3Q 2007
	S$M
Savu Properties Ltd (owner of Chevron House)	150.3
CapitaLand-Raffles Properties Pte Ltd	26.0
Hotel Asia	14.8
Somerset Baywater (accounted for in share of jointly–controlled entities' results – refer to item E)	11.7
Jiulong Mall	5.9
Others	2.6
Total Group's share of gain after tax & MI for 3Q 2007	**211.3**

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

	Group			Company		
	30/09/2008 S$'000	31/12/2007 S$'000	Change %	30/09/2008 S$'000	31/12/2007 S$'000	Change %
Non-Current Assets						
Property, Plant & Equipment	1,766,381	1,588,618	11.2	8,461	8,906	(5.0)
Intangible Assets [1]	595,711	37,910	NM	–	–	–
Investment Properties [2]	4,454,920	6,208,211	(28.2)	–	–	–
Properties Under Devt [3]	911,815	569,205	60.2	–	–	–
Interests in Subsidiaries [4]	–	–	–	6,555,970	3,864,998	69.6
Interests in Associates & Jointly-Controlled Entities	7,720,530	6,450,733	19.7	–	–	–
Other Assets	651,431	723,793	(10.0)	10,001	10,001	–
	16,100,788	**15,578,470**	**3.4**	**6,574,432**	**3,883,905**	**69.3**
Current Assets						
Devt Properties for Sale	*3,460,561*	*3,540,778*	*(2.3)*	–	–	–
Trade & Other Receivables	*1,932,181*	*2,064,350*	*(6.4)*	*1,718,959*	*1,681,342*	*2.2*
Cash & Cash Equivalents	*4,209,660*	*4,355,986*	*(3.4)*	*499,786*	*1,532,225*	*(67.4)*
Other Current Assets	*300,091*	*301,728*	*(0.5)*	–	–	–
	9,902,493	**10,262,842**	**(3.5)**	**2,218,745**	**3,213,567**	**(31.0)**
Less: Current Liabilities						
Trade & Other Payables	*2,313,918*	*2,889,508*	*(19.9)*	*174,792*	*212,259*	*(17.7)*
Short-Term Borrowings	*2,230,774*	*1,802,805*	*23.7*	–	*158,213*	*NM*
Finance Leases	*4,584*	*3,954*	*15.9*	–	–	–
Other Current Liabilities	*388,581*	*446,059*	*(12.9)*	*2,118*	*16,961*	*(87.5)*
	4,937,857	**5,142,326**	**(4.0)**	**176,910**	**387,433**	**(54.3)**
Net Current Assets	**4,964,636**	**5,120,516**	**(3.0)**	**2,041,835**	**2,826,134**	**(27.8)**
Less: Non-Current Liabilities						
Long-Term Borrowings	8,166,281	8,066,555	1.2	2,506,694	1,293,439	93.8
Finance Leases	38,818	42,835	(9.4)	–	–	–
Other Non-Current Liabilities	595,215	724,257	(17.8)	74,468	57,704	29.1
	8,800,314	**8,833,647**	**(0.4)**	**2,581,162**	**1,351,143**	**91.0**
Net Assets	**12,265,110**	**11,865,339**	**3.4**	**6,035,105**	**5,358,896**	**12.6**
Representing:						
Share Capital	4,395,879	4,350,058	1.1	4,395,879	4,350,058	1.1
Revenue Reserves	5,355,161	4,011,179	33.5	1,389,121	854,944	62.5
Other Reserves	1,015,939	1,579,655	(35.7)	250,105	153,894	62.5
Equity attributable to Equity Holders of the Company	10,766,979	9,940,892	8.3	6,035,105	5,358,896	12.6
Minority Interests	1,498,131	1,924,447	(22.2)	–	–	–
Total Equity	**12,265,110**	**11,865,339**	**3.4**	**6,035,105**	**5,358,896**	**12.6**

[1] *The increase was attributable to the goodwill arising from acquisition of the remaining interest in The Ascott Group Limited.*

[2] *The decrease was attributable to the divestment of investment properties in China and Singapore.*

[3] *The increase was attributable to the acquisitions and development costs incurred for projects in Australia and China.*

[4] *The increase was due to higher amount of long term loans to subsidiaries.*

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(ii) Group's borrowings (including finance leases)

	Group	
	As at 30/09/2008 S$'000	**As at 31/12/2007 S$'000**
Amount repayable in one year or less, or on demand:-		
Secured	1,117,249	545,935
Unsecured	1,118,109	1,260,824
Sub-Total 1	**2,235,358**	**1,806,759**
Amount repayable after one year:-		
Secured	1,709,654	2,769,554
Unsecured	6,495,445	5,339,836
Sub-Total 2	**8,205,099**	**8,109,390**
Total Debt	**10,440,457**	**9,916,149**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Statement of Cash Flows

	Group			
	3Q 2008 **S$'000**	**3Q 2007** **S$'000**	**YTD Sep 2008** **S$'000**	**YTD Sep 2007** **S$'000**
Cash Flows from Operating Activities				
Profit after taxation	**444,224**	**601,508**	**1,364,368**	**2,324,949**
Adjustments for :				
Amortisation of intangible assets	319	874	978	1,235
Allowance/(Write back) for:				
- Foreseeable losses on development properties for sale	-	(46,390)	52,803	(115,556)
- Loans to associates and jointly-controlled entities	-	-	-	84
- Non-current portion of financial assets	13,858	1,135	27,543	1,134
Negative goodwill on acquisition	(55,195)	-	(55,195)	-
Provision for income support	35,654	-	35,654	-
Share-based expenses	16,845	12,476	43,720	39,767
Changes in fair value of financial instruments and assets	8,600	(3,097)	(24,683)	(3,530)
Depreciation of property, plant and equipment	14,878	9,041	40,010	28,288
Loss/(Gain) on disposal/ Write off of property, plant and equipment	577	4,917	388	(114,125)
Gain on disposal of investment properties	(73,366)	(27,553)	(73,366)	(74,416)
Valuation gain on investment properties	-	(56,073)	(359,617)	(642,078)
Gain on disposal of non-current financial assets	-	(819)	(8,517)	(8,375)
Gain on disposal/dilution of subsidiaries and associates	(359,360)	(188,520)	(518,027)	(274,837)
Share of results of associates, jointly-controlled entities	(75,414)	(313,402)	(403,793)	(1,053,862)
Accretion of deferred income	-	(562)	-	(2,021)
Interest expense	136,065	100,178	406,556	288,431
Interest income	(26,091)	(26,776)	(85,629)	(87,866)
Taxation	111,574	56,947	207,518	189,441
	(251,056)	**(477,624)**	**(713,657)**	**(1,828,286)**
Operating profit before working capital changes	**193,168**	**123,884**	**650,711**	**496,663**
Decrease/(Increase) in working capital				
Trade and other receivables	(262,530)	(78,028)	80,727	(146,111)
Development properties for sale	(120,990)	132,877	44,082	(59,771)
Trade and other payables	208,946	129,206	(15,078)	(67,879)
Other financial assets	(196,722)	11,739	1,481	(272,948)
	(371,296)	**195,794**	**111,212**	**(546,709)**
Cash generated (used in)/from operations	**(178,128)**	**319,678**	**761,923**	**(50,046)**
Income tax paid	(60,572)	(38,306)	(207,922)	(80,657)
Customer deposits and other non-current payables received	14,994	2,772	13,839	5,083
Net cash generated (used in)/from Operating Activities	**(223,706)**	**284,144**	**567,840**	**(125,620)**

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Statement of Cash Flows (cont'd)

	Group			
	3Q 2008 S$'000	3Q 2007 S$'000	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	568	(13,037)	2,587	219,640
Purchase of property, plant and equipment	(54,845)	(45,468)	(266,456)	(139,317)
Increase in associates and jointly controlled entities	(573,115)	(311,893)	(1,124,281)	(520,957)
Deposit for new investments	(11,330)	(54,262)	(11,330)	(75,609)
Increase/(Decrease) in amounts owing by investee companies and other receivables	1,280	482	(21,028)	2,332
Acquisition of investment properties and properties under development	(319,782)	(82,118)	(1,178,417)	(298,348)
Proceeds from disposal of investment properties and properties under development	1,164,695	181,683	1,164,695	1,548,913
(Acquisition)/Disposal of non-current financial assets (net)	-	(6,149)	2,748	(38,217)
Dividends received from associates and jointly-controlled entities	60,023	213,993	144,656	264,091
Disposal/(Acquisition) of subsidiaries (net)	1,431,821	(447,030)	1,429,267	(118,180)
Acquisition of remaining interest in a subsidiary	(481)	-	(959,970)	-
Interest income received	21,763	24,236	75,651	76,695
Net cash generated/(used in) from Investing Activities	**1,720,597**	**(539,563)**	**(741,878)**	**921,043**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	679	2,611	22,690	42,384
Proceeds from amounts owing to/by minority interests	20,007	77,470	20,125	37,502
Contribution from minority interests (net)	184,645	(6,031)	171,201	119,608
Proceeds from/(Repayment of) sales of future receivables	1,617	240,909	(444,505)	256,720
Proceeds from issue of term loans	624,979	1,292,012	3,208,743	2,479,171
Repayment of term loans	(1,402,964)	(1,196,562)	(3,307,006)	(2,821,517)
Proceeds from issue of debt securities and convertible bonds	101,502	91,107	1,501,502	1,406,224
Repayment of debt securities and convertible bonds	(78,000)	(145,750)	(253,000)	(280,250)
Repayment of finance lease payables	(951)	(993)	(2,918)	(2,897)
Dividends paid to minority interests	(21,444)	(190,291)	(74,078)	(270,201)
Dividends paid to shareholders	-	-	(423,398)	(317,065)
Interest expense paid	(157,664)	(88,725)	(403,422)	(313,120)
Net cash (used in)/generated from Financing Activities	**(727,594)**	**75,757**	**15,934**	**336,559**
Net increase/(decrease) in cash and cash equivalents	**769,297**	**(179,662)**	**(158,104)**	**1,131,982**
Cash and cash equivalents at beginning of the period	3,421,996	3,995,682	4,355,986	2,684,851
Effect of exchange rate changes on cash balances held in foreign currencies	18,367	(730)	11,778	(1,543)
Cash and cash equivalents at end of the period	**4,209,660**	**3,815,290**	**4,209,660**	**3,815,290**

Cash and cash equivalents at end of the period

The cash and cash equivalents of about $4,209.7 million as at 30/09/2008 included $3,272.9 million in fixed deposits and $102.4 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity

As at 30/09/2008 vs 30/09/2007 – Group

	Share Capital S$'000	Revenue Reserves S$'000	Other Reserves* S$'000	**Total S$'000**	Minority Interests S$'000	**Total Equity S$'000**
Balance as at 01/07/2008	**4,395,200**	**4,352,539**	**1,633,919**	**10,381,658**	**1,655,415**	**12,037,073**
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans			112,424	**112,424**	(73,544)	**38,880**
Changes in fair value of available-for-sale investments			(13,144)	**(13,144)**		**(13,144)**
Transfer of available-for-sale reserve to income statement			9,207	**9,207**		**9,207**
Effective portion of changes in fair value of cash flow hedge			(68,018)	**(68,018)**	(23,549)	**(91,567)**
Realisation of foreign exchange reserves transferred to income statement			(86,271)	**(86,271)**		**(86,271)**
Realisation of available-for-sale reserve transferred to income statement			(5,279)	**(5,279)**		**(5,279)**
Net losses recognised directly in equity			(51,081)	**(51,081)**	(97,093)	**(148,174)**
Profit for 3Q 2008		419,443		**419,443**	24,781	**444,224**
Total recognised gains/(losses) for the period		**419,443**	**(51,081)**	**368,362**	**(72,312)**	**296,050**
Issue of shares	679			**679**		**679**
Transfer of capital reserve to revenue reserves		584,000	(584,000)	**-**		**-**
Cost of share-based payment			16,322	**16,322**	(342)	**15,980**
Effects of acquisition/disposal, dilution and liquidation of subsidiaries (net)				**-**	(235,883)	**(235,883)**
MI contribution (net)				**-**	184,645	**184,645**
Dividends paid/declared to MI				**-**	(33,392)	**(33,392)**
Others		(821)	779	**(42)**		**(42)**
Balance as at 30/09/2008	**4,395,879**	**5,355,161**	**1,015,939**	**10,766,979**	**1,498,131**	**12,265,110**

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/09/2008 vs 30/09/2007 – Group

	Share Capital S$'000	Revenue Reserves S$'000	Other Reserves* S$'000	**Total S$'000**	Minority Interests S$'000	**Total Equity S$'000**
Balance as at 01/07/2007	**4,345,114**	**2,779,353**	**1,620,661**	**8,745,128**	**1,991,036**	**10,736,164**
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans			13,040	**13,040**	(4,571)	**8,469**
Changes in fair value of available-for-sale investments			(19,943)	**(19,943)**		**(19,943)**
Effective portion of changes in fair value of cash flow hedge			(4,900)	**(4,900)**	3,186	**(1,714)**
Realisation of foreign exchange reserves transferred to income statement			(3,175)	**(3,175)**	287	**(2,888)**
Realisation of available-for-sale reserve transferred to income statement			(694)	**(694)**		**(694)**
Net losses recognised directly in equity			(15,672)	**(15,672)**	(1,098)	**(16,770)**
Profit for 3Q 2007		563,933		**563,933**	37,575	**601,508**
Total recognised gains/(losses) for the period		**563,933**	**(15,672)**	**548,261**	**36,477**	**584,738**
Issue of shares	2,611			**2,611**		**2,611**
Cost of share-based payment			10,579	**10,579**	1,102	**11,681**
Effects of acquisition/disposal, dilution and liquidation of subsidiaries (net)				**-**	(1,518)	**(1,518)**
MI contribution (net)				**-**	(6,031)	**(6,031)**
Dividends paid/declared to MI				**-**	(190,291)	**(190,291)**
Others		(100)	100	**-**		**-**
Balance as at 30/09/2007	**4,347,725**	**3,343,186**	**1,615,668**	**9,306,579**	**1,830,775**	**11,137,354**

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/09/2008 vs 30/09/2007 – Company

	Share Capital S$'000	Revenue Reserves S$'000	Capital Reserve S$'000	Equity Comp Reserves S$'000	Total Equity S$'000
Balance as at 01/07/2008	4,395,200	633,359	213,212	32,256	5,274,027
Profit for 3Q 2008		171,762			171,762
Total recognised gains for the period		171,762			171,762
Issue of shares	679				679
Capital reduction		584,000			584,000
Cost of share-based payment				4,637	4,637
Balance as at 30/09/2008	4,395,879	1,389,121	213,212	36,893	6,035,105
Balance as at 01/07/2007	4,345,114	157,986	117,271	29,480	4,649,851
Profit for 3Q 2007		48,908			48,908
Total recognised gains for the period		48,908			48,908
Issue of shares	2,611				2,611
Cost of share-based payment				3,550	3,550
Balance as at 30/09/2007	4,347,725	206,894	117,271	33,030	4,704,920

1(d)(ii) Changes in the Company's Issued Share Capital

Issued Share Capital

As at 30/09/2008, the issued and fully paid-up share capital of the Company was $4,395.9 million (30/09/2007: $4,347.7 million). Movements in the Company's issued and fully paid-up share capital during 3Q 2008 were as follows:

	S$'000
As at 30/06/2008	4,395,200
Issue of shares under CapitaLand Share Option Plan	679
As at 30/09/2008	**4,395,879**

As at 30/09/2008, the issued ordinary shares of the Company numbered 2,823,335,375 (30/09/2007: 2,805,088,558). During the quarter, the Company issued 259,560 ordinary shares under Share Option Plan.

Share Options

As at 30/09/2008, the number of outstanding share options under the Company's Share Option Plan was 20,490,939 (30/09/2007: 32,253,943).

Performance Shares

As at 30/09/2008, the number of shares awarded and outstanding under the Company's Performance Share Plan was 9,136,890 (30/09/2007: 8,678,065).

Under the Performance Share Plan, the final number of shares released will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

1(d)(ii) Changes in the Company's Issued Share Capital (cont'd)

Restricted Stock Plan

As at 30/09/2008, the number of shares awarded and outstanding under the Company's Restricted Stock Plan was 10,322,041, of which 1,393,819 are to be cash settled (30/09/2007: 4,597,346, of which 632,245 are to be cash settled).

Under the Restricted Stock Plan, the final number of shares released will depend on the achievement of pre-determined targets at the end of a one-year performance period and the release will be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more shares than the baseline award could be delivered up to a maximum of 150% of the baseline award.

Convertible Bonds

The Company has issued the following convertible bonds which remained outstanding as at 30/09/2008:

- $1.3 billion of Convertible Bonds due in 2018 which are convertible by holders into ordinary shares of the Company at any time on or after 15 April 2008 at a conversion price of $8.5137 per share;
- $1.0 billion of Convertible Bonds due in 2022 which are convertible by holders into ordinary shares of the Company at any time on or after 20 June 2008 at a conversion price of $13.7255 per share; and
- $430 million of Convertible Bonds due in 2016 which are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.17 per share.

There has been no conversion of any of the above convertible bonds since the dates of their issues.

Assuming the Bonds are fully converted based on their respective conversion prices, the number of new ordinary shares to be issued would be 285,524,262, representing a 10.1% increase over the total number of issued shares of the Company as at 30/09/2008.

1(d)(iii) Treasury Shares

The Company did not hold any treasury shares as at 30 September 2008 and 31 December 2007.

There were no sales, transfers, disposal, cancellation and/or use of treasury shares for the nine months ended 30 September 2008.

2 Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor review by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2007.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6 Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company :

		Group			
		3Q 2008	3Q 2007	YTD Sep 2008	YTD Sep 2007
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents)	14.9	20.1	42.0	74.4
	Weighted average number of ordinary shares (in million)	2,823.2	2,804.3	2,818.0	2,800.8
6(b)	EPS based on fully diluted basis (in cents)	14.3	19.3	40.4	72.1
	Weighted average number of ordinary shares (in million)	3,144.8	2,979.2	3,106.4	2,923.0

7 Net asset value and net tangible assets per ordinary share based on issued share capital (excluding treasury shares) as at the end of the period

	Group		Company	
	30/09/2008	31/12/2007	30/09/2008	31/12/2007
NAV per ordinary share	$3.81	$3.54	$2.14	$1.91
NTA per ordinary share	$3.60	$3.53	$2.14	$1.91

82 - 4507

8 Review of the performance of the group

Group Overview

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	597.2	895.8	(33.3)	2,048.6	2,468.4	(17.0)
EBIT	691.9	758.6	(8.8)	1,978.4	2,802.8	(29.4)
Finance costs	(136.1)	(100.2)	(35.8)	(406.6)	(288.4)	(41.0)
PBT	555.8	658.5	(15.6)	1,571.9	2,514.4	(37.5)
PATMI	419.4	563.9 [(2)]	(25.6)	1,182.2 [(1)]	2,084.7 [(2)]	(43.3)

[(1)] *Includes unrealised fair value gains of $286.5 million and provision for foreseeable losses on development projects in Australia of $24.1 million.*

[(2)] *Includes unrealised fair value gains of $55.8 million and $650.6 million in 3Q 2007 and YTD September 2007 respectively.*

3Q 2008 vs 3Q 2007

3Q 2008's revenue was $597.2 million compared to $895.8 million in 3Q 2007. As explained in paragraph 1(a)(ii), the decrease was a result of lower sales from the Group's development projects, partially mitigated by higher rental and fee-based income.

Sales in development projects were lower due to fewer projects being released for sale in China. In addition, the Group had over the years undertaken more projects through joint ventures which sales are not consolidated in the revenue. However, the Group's rental revenue from investment properties was much higher than the same period last year with contribution coming mainly from the three retail malls in Malaysia. Fee-based income was also higher this quarter with higher acquisition fees and fund management fees from our managed REITs and funds.

Notwithstanding the lower residential sales, Group's earnings before interest and tax ("EBIT") for 3Q 2008 were strong at $691.9 million, as earnings from the Group's operations were boosted by gains from the divestments of 1 George Street, Capital Tower Beijing and the Raffles City properties in China. Compared to 3Q 2007, EBIT was a shade lower as 3Q 2007's EBIT included higher gains from the sale of the Group's interests in Chevron House and Raffles Hospital building in Singapore and share of fair value gain from AIG Tower in Hong Kong.

For the quarter, the Group recorded a profit after tax and minority interest ("PATMI") of $419.4 million. This was mainly contributed by divestment gains and higher fee-based income and rental income, but partially offset by impairment losses for some investments in Japan and China and higher finance costs.

YTD September 2008 vs YTD September 2007

Revenue for YTD September 2008 at $2,048.6 million was also lower than the same period last year, mainly due to the lower residential sales but partially offset by higher fee income and rental income. The YTD September 2008's revenue included that of 1 George Street which the Group consolidated after acquiring the remaining 50% stake in September 2007. 1 George Street was subsequently sold to CapitaCommercial Trust in July 2008.

Geographically, a significant 70% of the Group's revenue came from its overseas operations; a result of the Group's consistent strategy to expand and develop its geographic footprint. Revenue contributions from Asia/GCC and Europe were higher this year compared to last year.

EBIT for YTD September 2008 was $1,978.4 million, a significant achievement given the weakening economic conditions. Compared to last year's EBIT, this was lower mainly because of higher amount of revaluation gains and divestment gains in 2007.

Overseas EBIT contribution for YTD September 2008 amounted to $1,233.7 million or 62% (YTD September 2007: $1,086.0 million or 39%) of the Group's total EBIT. The increase in overseas EBIT came mainly from China with gains from the divestment of Raffles City China portfolio and Capital Tower Beijing. Contribution from Malaysia was also higher due to the fair value gains and operations of newly acquired shopping malls. These increases were partially offset by lower contribution from Europe due to lower divestment gains this year. The contribution from Australia was also lower due to the provision for foreseeable losses on development projects and lower fair value gains, but partly mitigated by the recognition of negative goodwill.

Interest expense for the Group increased due to higher average gross debt in 3Q 2008 compared to 3Q 2007. However, the Group's gross debt saw a $1.2 billion reduction from $11.6 billion in June 2008 to $10.4 billion as at 30 September 2008. Correspondingly, the Group's net debt to equity (D/E) ratio has improved from 0.68 in June 2008 to 0.51 as at end September 2008. (D/E ratio as at 30 September 2007: 0.46).

Segment Performance

On 31 March 2008, the Group announced key organisational changes in line with its efforts to flatten the organisational structure to support its business growth. The new business units are CapitaLand Residential Singapore and CapitaLand China Holdings. In addition, CapitaLand Commercial business unit now includes residential projects in Vietnam, Malaysia, India and Thailand. The changes took effect from 1 April 2008.

Following the above changes, the segmental information has been presented based on the new organisational structure and the comparative information has been restated accordingly.

CapitaLand Residential Singapore ("CRS")

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	78.6	146.5	(46.3)	294.6	475.2	(38.0)
EBIT	25.1	19.9	26.3	125.0	153.3	(18.5)

Revenue for 3Q 2008 and YTD September 2008 were lower due to the completion of two large scale projects, Citylights and Varsity Park Condominium, in December 2007 and February 2008 respectively. In addition, revenue recognition from the sales of The Seafront on Meyer has yet to commence.

Despite the lower revenue, EBIT for 3Q 2008 was higher compared with the corresponding period due to profit from sales achieved in 2006 and 2007. EBIT for YTD September 2008 was however lower than last year as there was a write-back of previous provisions in 2007.

CapitaLand China Holdings ("CCH")

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	83.3	301.8	(72.4)	287.3	701.7	(59.1)
EBIT	409.8	97.9	318.6	848.8	303.7	179.5

The decline in revenue for 3Q 2008 and YTD September 2008 was due to fewer residential projects being released for sale as well as more projects being undertaken through joint ventures.

However, EBIT for both 3Q 2008 and YTD September 2008 increased due to the divestment gains from the sale of Capital Tower, Beijing and Raffles City-branded integrated developments in China, namely Raffles City Shanghai, Raffles City Beijing and Raffles City Chengdu as well as foreign exchange gains. The Raffles City properties were injected into Raffles City China Fund for which CapitaLand has a 50% stake.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

CapitaLand Commercial ("CCL")

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	58.2	29.2	99.2	162.7	87.3	86.4
EBIT	68.0	513.4	(86.7)	386.4	1,581.5	(75.6)

The increase in revenue for 3Q 2008 was mainly due to the progressive revenue recognised for the sale of Wilkie Edge. The revenue for Wilkie Edge project together with the consolidation of revenue of 1 George Street, which became a subsidiary in September 2007, also accounted for the higher revenue for YTD September 2008.

The decrease in EBIT for 3Q 2008 was mainly due to lower divestment gains as compared to 3Q 2007. Similarly, EBIT for YTD September 2008 was lower mainly due to lower divestment gains and fair value gains from the revaluation of investment properties.

CapitaLand Retail ("CRTL")

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	51.9	33.1	57.1	133.7	83.7	59.7
EBIT	14.0	25.5	(45.0)	254.7	169.7	50.1

The higher revenue for 3Q 2008 and YTD September 2008 was attributable to revenue from the three newly acquired shopping malls in Malaysia and higher property management fees from China as more malls opened in 2008.

EBIT for 3Q 2008 was lower due to unrealised foreign exchange losses arising from the revaluation of USD denominated loans as USD strengthened against SGD during the quarter, partially mitigated by contribution from the three Malaysian malls.

EBIT for YTD September 2008 grew by 50%, mainly from fair value gains from the revaluation of investment properties, net unrealised foreign exchange gains, realisation of deferred gain upon transfer of title of WangJing mall to CapitaRetail China Trust, divestment gain of Xizhimen and contribution from the retail malls in Malaysia.

The Ascott Group ("Ascott")

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	115.1	117.9	(2.5)	341.0	344.4	(1.0)
EBIT	36.3	59.3	(38.7)	93.7	229.7	(59.2)

With effect from June 2008, the contributions from the fund management companies managing Ascott Residence Trust ("ART") and Ascott China Fund have been presented under CapitaLand Financial ("CFL").

Excluding the effect of the above, revenue for 3Q 2008 increased by $5.4 million. This was mainly due to increased revenue from operations in Europe and newly opened properties in Singapore and China. In Europe, the higher revenue was driven by the growth in revenue per available unit ("REVPAU"); a result of the Group's initiatives on yield maximisation.

Revenue for YTD September 2007 included consolidation of 3 months revenue of ART before it became an associated company in April 2007. Revenue for YTD September 2008 was in line with 2007 due to the increased revenue from operations in Europe, Singapore and China despite the deconsolidation of ART's revenue since April 2007.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

Lower EBIT for 3Q 2008 and YTD September 2008 was mainly due to lower portfolio gains and the transfer of the fund management companies to CFL. The deconsolidation of ART's results also contributed to the decrease in EBIT for YTD September 2008. Excluding these effects, the performance of The Ascott Group for 3Q 2008 and YTD September 2008 have exceeded the same period in 2007 by 89% and 17% respectively.

CapitaLand Financial ("CFL")

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	61.8	31.9	93.9	134.7	87.0	54.9
EBIT	34.1	5.9	482.1	76.6	51.2	49.5

The increase in revenue for 3Q 2008 and YTD September 2008 as compared to the corresponding period last year was mainly attributable to higher acquisition fees and fund management fees resulting from the enlarged Assets Under Management ("AUM") as well as contribution from the fund management companies transferred from Ascott. As at September 2008, CFL manages 5 REITs and 17 private equity funds with a total AUM of $24.8 billion.

EBIT for 3Q 2008 and YTD September 2008 was higher as compared to the corresponding period last year mainly due to higher revenue which was partially offset by impairment losses made on investments, higher operating expenses and lower share of profits from associates.

Others

S$M	3Q 2008	3Q 2007	Variance %	YTD Sep 2008	YTD Sep 2007	Variance %
Revenue	148.3	235.3	(37.0)	694.6	689.2	0.8
EBIT	104.4	36.8	183.9	193.3	313.7	(38.4)

Others includes the Corporate Office, Australand and new start-up business units.

Although 3Q 2008's revenue was lower, the YTD September 2008's revenue was comparable to last year.

EBIT for 3Q 2008 was higher as a result of the recognition of negative goodwill arising from the rights issue by Australand.

YTD September 2008's EBIT was lower due mainly to provision for foreseeable losses and lower fair value gains from the investment properties held in Australia but partially mitigated by the recognition of negative goodwill as mentioned above.

Australand completed its non-underwritten one for one rights issue offer on 3 September 2008, raising a total of A$461 million. The successful rights issue strengthens Australand's balance sheet, reduces its gearing and provides funding for its development pipeline.

Despite the challenging credit environment, the offer was well supported by both institutional and retail security holders who collectively secured 83% of the offer. Following the completion of the offer, CapitaLand's stake in Australand was approximately 59.3%.

9 **Variance from Prospect Statement**

The current results are broadly in line with the prospect statement made when the second quarter 2008 financial results were announced.

10 Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

CapitaLand Residential Singapore ("CRS")

In Singapore, buying sentiment is expected to remain cautious in 4Q 2008 in view of the current global financial environment.

Going forward, CRS expects its earnings to benefit from the progressive recognition of strong sales achieved over 2006 and 2007. The company had accelerated its launches to tap into the buoyant market then. Revenue recognition for The Seafront on Meyer is expected to commence in 2009.

CRS may progressively release units at The Wharf Residence and Latitude condominiums for sale in 4Q 2008. Its development at the former Farrer Court site, designed by Zaha Hadid Architects, is expected to be launch-ready in 2009.

CapitaLand China Holdings ("CCH")

CCH's projects in Beijing, Foshan and Chengdu are expected to be launch-ready in the fourth quarter of this year.

Raffles City Shanghai continues to perform well and market response to Raffles City Bejing, due to open in first half of 2009, has been good.

China's economic growth and property market in the near term are expected to be affected by the recent global economic downturn. However, in the longer term, China's fundamentals are strong with a growing middle class, increasing disposable income driving domestic consumption, as well as rapid urbanisation, all of which are key drivers for real estate demand.

CCH will time the release of its residential projects for sale according to market conditions.

CapitaLand Commercial ("CCL")

Office rentals in Singapore are likely to face downward pressure in tandem with the anticipated economic slowdown. However, CCL's office portfolio, held through CapitaCommercial Trust, is expected to remain resilient given its high occupancy of 99%, good quality tenants and the tight office supply in the next 2 years.

On its overseas operations in Vietnam, Thailand, Malaysia and India, CCL will focus on completing its existing projects and will look out for opportunistic acquisitions.

CapitaLand Retail ("CRTL")

In Singapore, the outlook for the retail operations remains positive, although CRTL expects consumer spending and market sentiment to turn more cautious in the next 12 months in view of the weaker economic outlook.

The current economic uncertainty may have dented China's high growth but CRTL believes that China's long-term prospects remain bright with its vast domestic market and large labour pool. The Chinese government has also recently announced and implemented measures to boost domestic consumption. CRTL will continue to build on its strong brand name as a premier retail mall developer and manager in China.

In India, CRTL will grow its retail market presence with its joint venture partners, Advanced India Projects Ltd and Prestige Estate Projects (P) Ltd, through its 45% owned CapitaRetail India Development Fund.

CRTL is reviewing the timing of its launch of the proposed Malaysia retail REIT in the light of the recent financial crisis which affected global economic outlook and market sentiments.

The Ascott Group ("Ascott")

The current financial turmoil is likely to have an impact on the hospitality industry. However, the relative resilience of the extended business stay model compared to the hotel industry coupled with Ascott's geographical diversification help to mitigate the impact.

Ascott will continue to stay focus on its strategy and leverage on both its hospitality and real estate platforms to grow fee-based revenue and portfolio gains.

CapitaLand Financial ("CFL")

CFL has successfully established Raffles City China Fund, the Group's first integrated development private equity fund in China with US$1 billion (S$1.4 billion) of committed capital and CapitaLand China Development Fund II, with committed capital of US$239.8 million (S$336 million).

It will continue to focus on strengthening its fund management business by growing its AUM through accretive acquisitions and asset management.

GROUP OVERALL PROSPECTS FOR 2008

The global financial crisis has worsened. However, the recent unprecedented measures by governments to rebuild confidence in the banking sector have been positive. The focus will now shift to how global economies perform in 2009.

Notwithstanding such uncertainties, CapitaLand is well positioned to weather the challenges given its strong cash position of $4.2 billion, a net debt to equity ratio of 0.51, an average debt maturity of 4.5 years and a stream of strong recurrent income contributions from its listed REITs of approximately $112 million as well as fund and property management fees of approximately $287 million. (1)

The Group's earlier foray into Abu Dhabi and Bahrain has also been timely with demand for its initial launches of residential apartments at prices above original expectation.

Amidst such uncertain macroeconomic backdrop, CapitaLand has refocused its financial and human capital resources towards its core businesses in the core markets. The Group's established multi-local franchise, strong balance sheet and financial flexibility will enable it to take advantage of the opportunities that might arise in its key markets. In this environment, the strong companies are likely to get stronger as there will be a flight to quality by credit markets and real estate investors. We expect to see significant shifts in the competitive landscape over the next few years. Our focus will be to:

- Extend our leading position as a Pan-Asian real estate developer, Asia's largest retail mall owner/manager, the largest international serviced residence owner-operator and a leading Asia-based real estate fund and REIT manager. We will continue to expand and develop the Group's key markets and seize new opportunities.

- Keep a stringent focus on capital management to achieve optimal risk adjusted returns for shareholders coupled with a disciplined risk management process.

- Invest in human capital with emphasis on nurturing innovation, creativity and entrepreneurship amongst our more than 10,000 strong global staff under our international brand name.

Market sentiment is expected to remain weak until a sustained recovery is seen in the financial markets and economic conditions. The Group remains confident that it will be profitable in 2008.

(1) The figures quoted in this paragraph are for the first nine months of 2008.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

11 Dividend

11(a) Any dividend declared for the present financial period? Nil.

11(b) Any dividend declared for the previous corresponding period? Nil.

11(c) Date payable : Not applicable.

11(d) Books closing date : Not applicable.

12 If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13 Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 3Q 2008 vs 3Q 2007

	Revenue			Earnings before interest & tax		
	3Q 2008 S$'000	3Q 2007 [1] S$'000	Variance %	3Q 2008 S$'000	3Q 2007 [1] S$'000	Variance %
CapitaLand Residential Singapore	78,641	146,512	(46.3)	25,137	19,910	26.3
CapitaLand China Holdings [2]	83,268	301,846	(72.4)	409,813	97,902	318.6
CapitaLand Commercial [3]	58,202	29,219	99.2	68,039	513,432	(86.7)
CapitaLand Retail	51,929	33,064	57.1	14,015	25,475	(45.0)
The Ascott Group [4]	115,058	117,948	(2.5)	36,304	59,270	(38.7)
CapitaLand Financial	61,775	31,859	93.9	34,114	5,861	482.1
Others [5]	148,292	235,321	(37.0)	104,441	36,783	183.9
Total	**597,165**	**895,769**	**(33.3)**	**691,863**	**758,633**	**(8.8)**

13(a)(ii) By Strategic Business Units (SBUs) – YTD Sep 2008 vs YTD Sep 2007

	Revenue			Earnings before interest & tax		
	YTD Sep 2008 S$'000	YTD Sep 2007 [1] S$'000	Variance %	YTD Sep 2008 S$'000	YTD Sep 2007 [1] S$'000	Variance %
CapitaLand Residential Singapore	294,598	475,154	(38.0)	124,995	153,309	(18.5)
CapitaLand China Holdings [2]	287,286	701,702	(59.1)	848,776	303,690	179.5
CapitaLand Commercial [3]	162,665	87,274	86.4	386,392	1,581,468	(75.6)
CapitaLand Retail	133,674	83,723	59.7	254,718	169,692	50.1
The Ascott Group [4]	341,006	344,355	(1.0)	93,702	229,740	(59.2)
CapitaLand Financial	134,722	86,989	54.9	76,605	51,237	49.5
Others [5]	694,626	689,178	0.8	193,254	313,685	(38.4)
Total	**2,048,577**	**2,468,375**	**(17.0)**	**1,978,442**	**2,802,821**	**(29.4)**

Note :
[1] The comparatives have been restated due to the Group's internal restructuring.
[2] Excludes Retail and Serviced Residences in China.
[3] Includes residential projects in Vietnam, Malaysia, India and Thailand.
[4] Includes all holdings in ART.
[5] Includes Corporate Office, Australand and others.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

13(b)(i) **By Geographical Location – 3Q 2008 vs 3Q 2007**

	Revenue			Earnings before interest & tax		
	3Q 2008 S$'000	3Q 2007 S$'000	Variance %	3Q 2008 S$'000	3Q 2007 S$'000	Variance %
Singapore	193,798	222,375	(12.9)	153,932	302,776	(49.2)
China [1]	117,841	329,197	(64.2)	399,120	365,165	9.3
Asia / GCC [2]	31,768	16,981	87.1	(1,881)	6,243	NM
Australia & New Zealand	157,272	245,975	(36.1)	113,420	32,531	248.7
Europe	77,224	75,970	1.7	21,280	52,752	(59.7)
Others	19,262	5,271	265.4	5,992	(834)	NM
Total	**597,165**	**895,769**	**(33.3)**	**691,863**	**758,633**	**(8.8)**

13(b)(ii) **By Geographical Location – YTD Sep 2008 vs YTD Sep 2007**

	Revenue			Earnings before interest & tax		
	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	Variance %	YTD Sep 2008 S$'000	YTD Sep 2007 S$'000	Variance %
Singapore	620,325	698,201	(11.2)	744,726	1,716,822	(56.6)
China [1]	372,596	776,080	(52.0)	932,380	714,579	30.5
Asia / GCC [2]	75,204	50,558	48.7	47,683	34,023	40.1
Australia & New Zealand	729,673	731,139	(0.2)	191,150	229,577	(16.7)
Europe	225,488	207,126	8.9	55,863	107,966	(48.3)
Others	25,291	5,271	379.8	6,640	(146)	NM
Total	**2,048,577**	**2,468,375**	**(17.0)**	**1,978,442**	**2,802,821**	**(29.4)**

Note : [1] *China including Macau and Hong Kong.*
[2] *Excludes Singapore and China.*

14 **In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments**

Please refer to Item 8.

15 **Breakdown of Group's revenue and profit after tax for first half year and second half year**

Not applicable.

16 **Breakdown of Total Annual Dividend (in dollar value) of the Company**

Not applicable.

CAPITALAND LIMITED
2008 THIRD QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

17 Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheet, consolidated income statement, statement of changes in equity and consolidated statement of cash flows, together with their accompanying notes) as at 30 September 2008 and the results of the business, changes in equity and cash flows of the Group for the nine months ended on that date, to be false or misleading in any material respect.

On behalf of the Board

Dr Hu Tsu Tau
Chairman

Liew Mun Leong
Director

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
31 October 2008

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events

82 - 4507

CapitaLand

For Immediate Release
31 October 2008

NEWS RELEASE

CapitaLand's year-to-date net profit crosses billion-dollar mark to reach S$1.18 billion

Singapore, 31 October 2008 – CapitaLand posted profit after tax and minority interests (PATMI) of S$419.4 million for 3Q2008, compared to S$515.2 million in 2Q2008, enabling year-to-date PATMI to cross the S$1 billion mark. PATMI for the first nine months of this year was S$1.18 billion, a significant profit achievement in view of the difficult market conditions.

Revenue in 3Q2008 was S$597.2 million compared to S$895.8 million in 3Q2007. Lower sales revenue from development projects in the core markets were mitigated by stronger rentals from investment properties and higher fee-based income from real estate investment trusts (REITs) and funds under the Group's management. The Group's assets under management stood at S$24.8 billion as at 30 September 2008, up 18% (S$3.7 billion) compared to the previous quarter.

Group Earnings before Interest and Tax (EBIT) came in at S$691.9 million for 3Q2008 compared to S$758.6 million for 3Q2007. Contributing to 3Q2008 earnings were gains from the divestment of Capital Tower Beijing in China and 1 George Street in Singapore, as well as the injection of the Raffles City properties in China into the Raffles City China Fund.

Overseas operations continued to contribute significantly to Group revenue and EBIT in 3Q2008. Overseas revenue of S$403.4 million accounted for 68% of total revenue while overseas EBIT of S$537.9 million accounted for 78% of total EBIT. China remained the top contributor to EBIT, accounting for 58% of total EBIT in 3Q2008.

FINANCIAL HIGHLIGHTS

S$ million	3Q2008	3Q2007	YTD Sept 2008 (9 months)	YTD Sept 2007 (9 months)
Revenue	597.2	895.8	2,048.6	2,468.4
Earnings before interest and tax (EBIT)	691.9	758.6	1,978.4	2,802.8
Finance costs	(136.1)	(100.2)	(406.6)	(288.4)
Profit after tax and minority interests (PATMI)	419.4	563.9#	1,182.2*	2,084.7#

** Includes unrealised fair value gains of S$286.5 million and provision for foreseeable losses on development projects in Australia of S$24.1 million.*
 # Includes unrealised fair value gains of S$55.8 million and S$650.6 million in 3Q2007 and YTD September 2007 respectively.

Dr Richard Hu, Chairman of CapitaLand Group, said, "CapitaLand is well-positioned to ride out the global financial and economic uncertainties. It has the strong balance sheet, liquidity and diversified sources of funding necessary to act on investment opportunities that will arise in the current capital-constrained environment. The Group's multi-sector real estate portfolio and multi-local presence in diversified geographies continue to be our strength. Our model, developed and honed over the years, has allowed us to be very nimble and quick in unlocking value in stable assets and maintaining high liquidity and financial flexibility to take advantage of the market situation. Today, the Group has also built up a portfolio of investment and development properties in its various private equity funds and joint ventures. At the right time they can be monetised for good returns to our shareholders."

Liew Mun Leong, President and CEO of CapitaLand Group said, "The Group has continued to maximise capital productivity by divesting mature properties in Singapore, China and Malaysia for gains. These divestments have strengthened our balance sheet by increasing our cash position to a high S$4.2 billion and improving net debt to equity ratio to a healthy 0.51 as at 30 September 2008. This strong balance sheet will be particularly useful in the current global financial crisis which has brought down not only Wall Street's blue chip financial institutions but also created in its wake a global recessionary environment. With the situation deteriorating rapidly, we are strategically watching the distressed markets, very carefully seeking out opportunities to make the right acquisitions at the right price."

Mr Liew added, "In the meantime, the fundamentals in the Group's core markets of Singapore, China and Australia are strong, despite the current slowdown. While residential sales have slowed in these countries, a significant part of our 2008 and 2009 earnings will be from sales already achieved in 2006 and 2007. At the same time, the Group's timely foray two years ago into new growth markets like the Gulf Cooperation Council (GCC) countries, as well as in Asian countries like Vietnam, and India has paid off. In the GCC region, we achieved about S$1 billion worth of residential sales since June 2008. We will continue to seek out opportunities as before, focusing capital and human resources into our existing established sectors of residential, retail, commercial, hospitality, integrated developments and financial services in our core markets. We were disciplined last year, selling when target returns were met and not buying when target returns were not met. This disciplined aggression is the hallmark of the management team."

Issued by: CapitaLand Limited (Co. Regn.: 198900036N)
Date: 31 October 2008

For more information, please contact:

Analyst	Media
Harold Woo	Basskaran Nair
SVP, Investor Relations	SVP, Corporate Marketing and Communications
Tel: +65 68233 210	Tel: +65 68233 554
Email: harold.woo@capitaland.com	Email: basskaran.nair@capitaland.com

For the full 3Q2008 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	31-Oct-2008 18:36:40
Announcement No.	00199

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides - "CapitaLand Group 3Q 2008 Results"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CLpresentationslides.3Qresults.pdf Total size = **543K** (2048K size limit recommended)

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CapitaLand

CapitaLand Group 3Q 2008 Results



October 2008

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Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

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Content

- Results Overview
- Review of Operations
- Prospects

Results Overview



CapitaLand

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YTD Sep'08 – Strong Profits, Robust Balance Sheet

- **PATMI crossed billion-dollar mark to reach S$1.18 billion**
  - — Strong YTD contributions from China, Retail and Financial segments
- **Monetised assets of over S$2.9 billion in 3Q08**
  - — Capital Tower Beijing, Menara Citibank, Somerset Orchard and 1 George Street
  - — Raffles City China projects partially recycled through Raffles City China Fund
- **Increasing recurrent income flow**
  - — REITs YTD Sep'08 share of distributions up 28% to S$112 million
  - — AUM rose to S$24.8 billion from S$21.1 billion in the previous quarter
  - — Fund and property management fees of ~S$287 million YTD Sep' 08
- **Proactive capital management delivers robust balance sheet**
  - — Group cash reserves up to a high S$4.2 billion
  - — Net D/E ratio improved to 0.51x from 0.68x in 1H08
  - — Average debt maturity increased to 4.5 years

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Financial Performance

(S$ million)	YTD 2007	YTD 2008	Change
Revenue	2,468.4	2,048.6	-17.0%
EBIT	2,802.8	1,978.4	-29.4%
PATMI	2,084.7 *	1,182.2 **	-43.3%
EPS (cents)	74.4	42.0	-43.5%
NTA (S$)	3.31	3.60	8.8%

* Includes unrealised fair value gains of S$650.6m

** Includes unrealised fair value gains of S$286.5m

Well Prepared for Current Environment

- **Pro-active Capital Management over the years**
- **Maintained consistently low Gearing**
  - —Resisted calls by market watchers to increase gearing
- **Generated Unusually High Cash Position**
  - —Entering difficult environment with high cash position
- **Extended Debt Maturities**
  - —Market leading average maturity profile of 4+ years
- **Locked in Fixed Rate for a significant amount of Debt**
  - —Reduced rate volatility
- **Diversified funding sources over the years**
  - —Developed strong reputation in credit markets

Capital Management

	2Q 2008	3Q 2008	Change
Equity (S$ billion)	12.0	12.3	+ 3%
Cash (S$ billion)	3.4	4.2	+ 24%
Net Debt (S$ billion)	8.2	6.2	- 24%
Net Debt / Equity	0.68	0.51	Reduced
% Fixed Rate Debt	76%	82%	Increased
Avg Debt Maturity (Yr)	4.4	4.5	Increased
Interest Cover Ratio (ICR)	10.3	5.2	Satisfactory
Interest Service Ratio (ISR)	5.6	3.8	Satisfactory

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}} \qquad ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Assets by Strategic Business Units & Geography

SBU: S$26.0 billion


CapitaLand Residential S'pore
$2.0B, 8%
CapitaLand
China Hldgs
$3.4B, 13%
CapitaLand
Commercial
$3.0B,11%
CapitaLand
Retail
$5.1B, 20%
The Ascott Group
$3.5B, 13%
CapitaLand
Financial
$0.3B, 1%
Others^
$8.7B, 34%

Geography: S$23.1billion *


Europe
$1.3B, 5%
China**
$6.4B, 28%
Singapore
$8.1B, 35%
Australia
& NZ
$5.0B, 22%
Asia/GCC***
$2.2B, 10%

** Excluding cash held at Singapore Treasury ** Greater China including Macau & Hong Kong ***Excludes Singapore & China*
^ Includes Corporate Office and Australia

	YTD Sep 2007		YTD Sep 2008	
	S'pore	Overseas	S'pore	Overseas
ASSETS	41%	59%	35%	65%
REVENUE	28%	72%	30%	70%
EBIT	62%	38%	38%	62%

CapitaLand Presentation *October 2008*

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EBIT by Geography

YTD Sep'07 $2.8B vs YTD Sep'08 $2.0B


S$M
1,750
1,500
1,250
1,000
750
500
250
0
1,717
745
715
932
34
48
230
191
108
56
7
Singapore
China*
Asia/GCC**
Aust & NZ
Europe
Others
YTD Sep 07
YTD Sep 08

Region	YTD Sep 2007	YTD Sep 2008
Singapore	61.3%	37.6%
China*	25.5%	47.1%
Asia/GCC**	1.2%	2.4%
Aust & NZ	8.2%	9.7%
Europe	3.8%	2.8%
Others	-	0.4%
Total	100.0%	100.0%

* China including Macau & Hong Kong

**Excludes Singapore and China

EBIT by Strategic Business Units

YTD Sep'07 $2.8B vs YTD Sep'08 $2.0B


$M
1,600
1,400
1,200
1,000
800
600
400
200
0
153
125
304
849
1581
387
170
255
230
94
51
77
314
193
CRS
CCH
CCL
CRTL
Ascott
CFL
Others
YTD Sep 07
YTD Sep 08

SBU	YTD Sep 2007	YTD Sep 2008
CapitaLand Residential S'pore (CRS)	5.5%	6.3%
CapitaLand China Holdings (CCH)	10.8%	42.9%
CapitaLand Commercial (CCL)	56.4%	19.5%
CapitaLand Retail (CRTL)	6.1%	12.9%
The Ascott Group	8.2%	4.7%
CapitaLand Financial (CFL)	1.8%	3.9%
Others *	11.2%	9.8%
Total	100.0%	100.0%

* *Includes Corporate Office, Australand and others.*

EBIT by SBU – 3Q 2008

S$' Million	3Q 2007	3Q 2008	Better/(Worse) Variance		Remarks
Total EBIT	**758.6**	**691.9**	(66.7)	-8.8%	
CapitaLand Residential S'pore	19.9	**25.1**	5.2	26.2%	Due to profit from sales achieved in 2006 and 2007
CapitaLand China Holdings	97.9	**409.8**	311.9	318.6%	Due to the divestment gains from the sale of Capital Tower Beijing and Raffles City properties in China and FX gains
CapitaLand Commercial	513.4	**68.0**	(445.4)	-86.7%	Due to lower divestment gains
CapitaLand Retail	25.5	**14.0**	(11.5)	-45.0%	Due to unrealised foreign exchange losses, partially mitigated by contribution from the retail malls in Malaysia
The Ascott Group	59.3	**36.3**	(23.0)	-38.7%	Due to absence of divestment gains
CapitaLand Financial	5.9	**34.1**	28.2	478.0%	Due to higher revenue, partially offset by impairment losses made on investments, higher operating expenses and lower share of profit from associates
Others *	36.7	**104.4**	67.7	183.9%	Mainly due to negative goodwill arising from the rights issue by Australand

** Includes Corporate Office, Australand and others.*

EBIT by SBU – YTD Sep 2008

S$' Million	YTD Sep-07	YTD Sep-08	Better/(Worse) Variance		Remarks
Total EBIT	**2,802.8**	**1,978.4**	(824.4)	-29.4%	
CapitaLand Residential S'pore	153.3	**125.0**	(28.3)	-18.5%	Revenue yet to be recognised for The Seafront on Meyer and The Orchard Residences
CapitaLand China Holdings	303.7	**848.8**	545.1	179.5%	Due mainly to the divestment gains from the sale of Capital Tower Beijing, Raffles City China properties and FX gains
CapitaLand Commercial	1,581.5	**386.4**	(1,195.1)	-75.6%	Due to lower divestment and fair value gains
CapitaLand Retail	169.7	**254.7**	85.0	50.1%	Due to higher divestment and fair value gains, net unrealised FX gains and contribution from the retail malls in Malaysia
The Ascott Group	229.7	**93.7**	(136.0)	-59.2%	Due to lower portfolio gains and deconsolidation of ART's results
CapitaLand Financial	51.2	**76.6**	25.4	49.5%	Due to higher revenue, partially offset by impairment losses made on investments, higher operating expenses and lower share of profits from associates
Others *	313.7	**193.3**	(120.4)	-38.4%	Due to provision for foreseeable losses and lower fair value gains from the investment properties held in Australia but partially mitigated by the recognition of negative goodwill arising from Australand's rights issue

** Includes Corporate Office, Australand and others.*

Review of Operations



CapitaLand

CapitaLand Residential Singapore - CRS

Significant part of '08/'09 earnings achieved from strong '06-'07 sales

- **No unsold completed units**
- **To progressively release units at The Wharf Residence and Latitude condominiums for sale**
- **OUTLOOK**
  - Buying sentiment to remain cautious
  - Expect low sales volume


Latitude


The Wharf Residence

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Stages of Income Recognition – CRS

PROJECT	UNITS	% Sold	% Completed
		Sep-08	Sep-08
Launched in 2004			
Varsity Park Condominium	530	100%	100%
Launched in 2005			
RiverGate	545	99%	89%
RiverEdge	135	100%	100%
Launched in 2006			
Scotts HighPark	73	100%	68%
The Metropolitan	382	100%	56%
Launched in 2007			
The Seafront on Meyer*	327	88%	21%
The Orchard Residences*	175	77%	11%

* Revenue recognition for The Seafront on Meyer and The Orchard Residences to commence in 2009.

CapitaLand

CapitaLand China Holdings - CCH

Successfully Monetised over S$1.6b in 3Q08

- **3Q 2008**
  - Gains from divestment of Capital Tower Beijing, and injected four Raffles City developments into Raffles City China Fund
  - Raffles City Shanghai continues to trade well
- **PROJECTS**
  - Projects in Beijing, Foshan and Chengdu to be launch-ready in 4Q08
- **OUTLOOK**
  - Response to Raffles City Beijing is good (ready 1H'09)
  - CCH will time the release of its residential projects for sale according to market conditions
  - Government recent measures to boost property sector:
    - Mortgage rates lowered to 70% of prime rate and downpayment to 20% for 1st time buyers
    - Transaction fee lowered to 1% from 1.5%
    - Scrap stamp duty temporarily
    - Local government free to set transaction fees



Capital Tower, Beijing



Raffles City Beijing

CapitaLand

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Stages of Income Recognition - CCH

PROJECT	UNITS LAUNCHED	% Sold Sep-08	% Completed Sep-08
SHANGHAI			
Westwood Green (East Zone)*	150	80%	99%
BEIJING			
The Pines	157	8%	61%
NINGBO			
Summit Residences	362	60%	54%
CHENGDU			
Luff Egret ^	433	70%	58%
HANGZHOU			
I-World	580	80%	49%

* Fully launched   ^ JV projects with Chengdu Zhixin

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CapitaLand Commercial - CCL

Stable rental income from quality office assets

- **3Q 2008**
  - Strong growth in office revenue
    - CapitaCommercial Trust (CCT) YTD Sept 2008 distribution per unit up 30% y-o-y
  - Earnings decreased due to lumpy divestments and revaluation gains in previous year (AIG Tower and Chevron House)
- **OUTLOOK**
  - CCT's office portfolio average passing rent of S$7.20psf is significantly below market rents
  - Office rentals to face some downward pressure but mitigated by:
  - Tight overall office supply in the next 2 years
  - CCT enjoys 99% committed occupancy with well spread lease expiries
  - 53% of CCT's gross rental income contributed by top 10 blue-chip tenants with average lease term to expiry of 6.7 years

Average passing rent below market level


$psf
20.00
15.00
10.00
5.00
0.00
18.65
18.80
18.80
16.00
16.10
16.10
5.98
6.75
7.20
1Q 2008
2Q 2008
3Q 2008
CCT Office Portfolio
Prime Office Rent
Grade A Office Rent

CCT's Committed Occupancy Since Inception


120.00%
40.00%
0.00%
98.9%
92.2%
2004
2005
2006
2007
2008
CCT Occupancy Rate
URA Occupancy Index

CapitaLand

CapitaLand Commercial - CCL

Overseas operations will seek opportunistic acquisitions

- **3Q 2008**
  - Residential launches in Asian growth markets doing well:
    - Vietnam : 750 residential units at The Vista, currently close to fully booked/sold
    - India: >50% of 590 residential units at The Orchard Residency sold
    - Thailand: TCC Capital Land sold over 2,400 homes from 2004 till to-date
- **OUTLOOK**
  - Seek opportunistic acquisitions especially in Vietnam
    - Vietnam portfolio currently accounts for ~1% of Group's assets
    - Pipeline of 4,200 homes in Ho Chi Minh City


The Vista, Ho Chi Minh City


The Royal Residence, Bangkok

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CapitaLand Retail - CRTL

Rolling out the pipeline

- **3Q 2008**
  - Contributions from 3 recently acquired Malaysia malls
  - Higher management fees from new China malls opened
  - CRCT secured refinancing for US$105m loan facility due in November 2008
- **OUTLOOK**

  Singapore:
  - Resilient suburban retail rents
  - ION Orchard on track to open in Spring 2009 with more than 50% committed leases
  - Integrated Hub at Vista Exchange, one-north commences construction

  China:
  - 27 operational malls with 2 more malls to open by end-2008

  India:
  - First 2 malls to open by 2Q-4Q 2009



Singapore Retail Rental & GDP Quarterly Growth
Retail Rental ($ psf pm)
GDP Growth (Q-o-Q)
GDP Growth (Q-o-Q)
Retail Rent (Orchard Road)
Retail Rent (Suburban Areas)



Integrated Hub @
Vista Exchange



Retail & Entertainment Zone,
Integrated Hub

CapitaLand

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The Ascott Group - Ascott

To leverage on hospitality and real estate platform

- **3Q 2008**
  - Healthy REVPAU growth in Europe
  - New properties in Singapore and China
  - Acquired historic building in Paris for €21.5m
  - Management contracts secured in Oct'08
    - Ascott Bahrain (200 units)
    - Ascott Beijing Raffles City (175 units)
- **OUTLOOK**
  - Current financial turmoil likely to have an impact on the hospitality industry
  - However, relative resilience of the extended business stay model coupled with Ascott's geographical diversification should mitigate the impact
  - To stay focused on its strategy and leverage on its hospitality and real estate platforms to grow fee-based revenue and portfolio gains

ASCOTT THE RESIDENCE | SOMERSET SERVICED RESIDENCES | Citadines APART'HOTEL



CapitaLand

ILEC - GCC

Timely investments in Abu Dhabi and Bahrain

- **CAPITALA: 49/51 JV WITH MUBADALA IN ABU DHABI**
  - Total development ~9,000 homes
  - Phase 1, "Rihan Heights"
    - 854 apartment units & 14 villas
    - About 85% (734 units) booked since Sept 08
    - Average price AED25,000 - AED27,050psm (S$930-S$1,000psf)
    - Estimated handover date 1Q2011
  - Demand in Abu Dhabi underpinned by shortage of 74,000 residential units over the next 2 years


Arzanah, Abu Dhabi

- **RAFFLES CITY BAHRAIN (37% STAKE)**
  - Total development over 600 apartments, 50 villas, 200 serviced residences and 92,000 sqm of retail space
  - Total 115 residential units booked following the private launch in June 08 and public launch at Cityscape Dubai in October 2008
  - Average price of BHD1,750psm (S$650psf)
  - Phased completion from 4Q2010


Raffles City Bahrain

CapitaLand

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CapitaLand Financial - CFL

Growing recurrent fee income

- **3Q 2008**
  - AUM grew to S$24.8bn from 5 REITs and 17 PE Funds
  - Higher fund mgmt and acquisition fees
  - Closed 2 funds:
    - Raffles City China Fund (US$1.0bn)
      - Purchased 4 Raffles City-branded integrated developments in Shanghai, Beijing, Chengdu and Hangzhou in China
    - CapitaLand China Development Fund II (US$239.8m)
  - CRCT entered into conditional S&P for acquisition of Phase II of Xizhimen Mall, Beijing, for RMB163.5m
- **OUTLOOK**
  - PE Funds have undrawn committed capital of S$2.2bn and cash of S$1bn
  - REITs to focus on proactive asset management
  - Continue to monitor markets for accretive acquisition opportunities

AUM S$24.8 billion

5 REITS & 17 Private Equity Funds
On track to surpass 5 Yrs target of S$25b set out in 1Q08



S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
24.8*
7.3
29%
71%
2003
2004
2005
2006
2007
3Q2008
Private Funds
REITS

* AUM is computed based on each REIT's or Fund's beneficial share of total assets.

CapitaLand

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Others – Australand

Timely Recapitalization of Australand's balance sheet

- **3Q 2008**
  - Australand successfully raised A$461m
  - Pro-forma gearing improved to the lower end of the target range of 35% - 40%
- **OUTLOOK**
  - Market conditions continue to remain challenging
  - Government initiatives to increase first home buyer grants and lower interest rates could provide some stimulus in 2009


Erskine Park Industrial Estate, NSW


East Central, Botany, NSW

CapitaLand

Prospects



CapitaLand

Prospects

Strengthening Relative Position in Turbulent Times

- **CapitaLand is well-positioned to ride out the challenges**
  - Good liquidity with cash of S$4.2bn
  - Average debt maturity of 4.5 years
  - Strong balance sheet with a healthy net D/E of 0.51
  - Stable recurrent income stream from REITs distribution and fund management fees etc
- **Refocus on core markets and core businesses**
  - Core Markets: Singapore, China and Australia
  - Core Businesses: Residential, Retail, Commercial, Hospitality and Financial Services
- **Competitive position strengthened**
  - Benefit from flight to quality in capital-constrained environment
  - Seeking out opportunities to make right acquisition at the right price
  - Strong companies with low gearing and financial flexibility will leap-frog weaker competitors

Thank You



CapitaLand

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Oct-2008 18:28:35
Announcement No.	00192

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Payment of management fees by way of issue of units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	ARTMLAnnc.Mgt_Fees.31Oct08.pdf Total size = **32K** (2048K size limit recommended)

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RECEIVED
2008 NOV -5 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006 (as amended))

PAYMENT OF MANAGEMENT FEES BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

Ascott Residence Trust Management Limited (the "**Company**"), as manager of Ascott Residence Trust ("**ART**"), wishes to announce that 2,403,409 units in ART ("**Units**") have been issued at an issue price of S$0.4494 per Unit to the Company today.

These Units were issued to the Company as payment of 50% of the Base Fee and Base Performance Fee (as defined in the Trust Deed) of the Management Fees for the period from 1 July 2008 to 30 September 2008. The balance of the Management Fees of S$1,080,092.04 (excluding applicable goods and services tax) was paid in cash.

With the above-mentioned issue of Units, the Company holds an aggregate of 7,620,254 Units, representing 1.25% of the total number of Units in issue of 610,814,472.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 31 October 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Oct-2008 18:11:47
Announcement No.	00173

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Payment Of Management Fees By Way Of Issue Of Units In CapitaCommercial Trust"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCTMLAnnc.Pymt of mgmt fee.31Oct08.pdf Total size = **28K** (2048K size limit recommended)

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CapitaCommercial
Trust

(Constituted in the Republic of Singapore
pursuant to a Trust Deed dated 6 February 2004 (as amended))

PAYMENT OF MANAGEMENT FEES BY WAY OF ISSUE OF UNITS IN CAPITACOMMERCIAL TRUST

CapitaCommercial Trust Management Limited (the "**Company**"), as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), wishes to announce that a total of 2,019,040 units in CCT ("**Units**") have been issued at an issue price of S$1.3507 per Unit to the Company today. The issue price is based on the 10-day volume weighted average price as at 30 September 2008.

1,373,763 Units are issued as full payment of the Company's management fee for the period from 1 July 2008 to 30 September 2008 (both dates inclusive) in relation to CCT's 60% interest in Raffles City through RCS Trust. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaMall Trust through RCS Trust.

18,222 Units are issued as full payment of the Company's management fee for the period from 1 July 2008 to 30 September 2008 (both dates inclusive) in relation to Wilkie Edge. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 5 November 2007 issued in connection with the acquisition of Wilkie Edge.

627,055 Units are issued as full payment of the Company's management fee for the period from 11 July 2008 to 30 September 2008 (both dates inclusive) in relation to One George Street. The payment of the management fee and the manner of making such payment have been disclosed in the CCT circular dated 9 June 2008 issued in connection with the acquisition of One George Street.

With the above-mentioned issue of Units, the Company holds an aggregate of 20,137,215 Units. The total number of Units in issue is increased by 0.15% to 1,395,376,892.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
31 October 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of CCT, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Oct-2008 19:33:31
Announcement No.	00236

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Payment of management fees by way of issue of units in CapitaMall Trust
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT_Issue_Mgr_Units_2008-10-31.pdf Total size = **71K** (2048K size limit recommended)

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RECEIVED
2008 NOV -5 A 8:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that 1,437,478 units in CMT ("**Units**") have been issued at an issue price of S$2.374 per Unit to the Company today.

916,405 Units have been issued at an issue price of S$2.374 per Unit to the Company as payment of the Performance Component of the Management Fee for the period from 1 July 2008 to 30 September 2008 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction, and as payment of the Management Fee for Atrium@Orchard for the period from 15 August 2008 (which is the date of completion of the acquisition of Atrium@Orchard) to 30 September 2008 (both dates inclusive).

521,073 Units have been issued to the Company as full payment of its Management Fee for the period from 1 July 2008 to 30 September 2008 (both dates inclusive) in relation to CMT's 40.0% interest in Raffles City through RCS Trust. These Units were issued at an issue price of S$2.374 per Unit.

This manner of payment of the Management Fee in Units was disclosed in (i) the CMT offering circular dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building, (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura, and (iv) the CMT circular dated 26 June 2006 issued in connection with the joint acquisition of Raffles City with CapitaCommercial Trust through RCS Trust.

With the above-mentioned issue of Units, the Company holds an aggregate of 13,022,898 Units and the total number of Units in issue is 1,666,831,203.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
31 October 2008

END